UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

IAG Finance (New Zealand) Limited
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

IAG Finance (New Zealand) Limited
(Name of Person(s) Furnishing Form)

Reset Exchangeable Securities (RES)
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Glenn Revell
Company Secretary
IAG Finance (New Zealand) Limited
Level 26, 388 George Street
Sydney, NSW 2000
Australia
+61 (0)2 9292 9835

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 23, 2009
(Date of Dissemination)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

- Notice of Meeting
- Explanatory Statement

Item 2. Informational Legends

The required legend is included in prominent portions of the Explanatory Statement.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by IAG Finance (New Zealand) Limited concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process of IAG Finance (New Zealand) Limited shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IAG FINANCE (NEW ZEALAND)

Date: October 26, 2009

/s/ Glenn Revell
Name: Glenn Revell
Title: Company Secretary

[Signature page for Form CB]

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IAG FINANCE (NEW ZEALAND) LIMITED

Date: October 26, 2009

Name: Glenn Revell
Title: Compan y Secretary

FOR THE PROPOSED AMENDMENT OF THE TERMS OF RESET EXCHANGEABLE SECURITIES (RES) ISSUED BY IAG FINANCE (NEW ZEALAND) LIMITED IN JANUARY 2005

IAG Finance (New Zealand) Limited (ABN 97 111 268 243),
through its New Zealand branch a wholly-owned subsidiary of
Insurance Australia Group Limited (ABN 60 090 739 923)

RES are unsecured notes for the purposes of section 283BH of the Corporations Act. If the Amendments are approved, the Amended RES will also be unsecured notes for the purposes of section 283BH of the Corporations Act.

IAG

KEY DATES

Announcement of the proposed Amendments	**23 October 2009**
Notice of Meeting and this Explanatory Statement sent to RES Holders	**4 November 2009**
Record date (to determine RES Holders who are eligible to vote)	**2 December 2009**
Last date to lodge proxy vote or notify of appointment of attorney or corporate representative	**4.00pm, 7 December 2009**
RES Holder Meeting Date	**4.00pm, 9 December 2009**
Amendment Date (if approved)	**15 December 2009**
First Reset Date under the Amended RES Terms (if approved)	**16 December 2019**

DATES MAY CHANGE
These dates are indicative only and may change. The Issuer may elect to postpone the RES Holder Meeting Date or to withdraw the Amendments at any time before the RES Holder Meeting Date. Any variations to these dates may be subject to ASX approval.

QUOTATION OF RES
The Existing RES are currently quoted on ASX under the code "IANG". The Amendments will not affect the quotation of the Amended RES on ASX.

PROXY VOTES AND APPOINTING AN ATTORNEY OR CORPORATE REPRESENTATIVE
Proxy votes and any authority appointing an attorney or corporate representative will only be accepted prior to 4.00pm on 7 December 2009. There is a Proxy Form accompanying this Notice of Meeting. You can also obtain a copy of this Notice of Meeting on the IAG website at **www.iag.com.au/res** or arrange for a copy of this document and a Proxy Form to be sent to you by calling the **RES Information Line** on **1300 666 635** if calling from within Australia, **+61 3 9415 4210** from outside Australia, Monday to Friday (8.30am–5.30pm).

DEFINED WORDS AND EXPRESSIONS
Some words and expressions used in this Notice of Meeting have defined meanings. The Glossary in Appendix A of the Explanatory Statement defines these words and expressions. Some defined terms have different meanings in respect of the Existing RES, Existing Preference Shares, Amended RES and Amended Preference Shares, see the Glossary in Appendix A. A reference to time in this Notice of Meeting is to Sydney time, unless otherwise stated. A reference to $, A$, AUD, dollars and cents is to Australian currency, unless otherwise stated.

NOTICE OF MEETING

Notice is given that a meeting of Reset Exchangeable Securities (**RES**) holders (**RES Holders**) will be held:

Date: Wednesday, 9 December 2009

Time: 4.00pm

Venue: Hilton Sydney, 488 George Street, Sydney NSW 2000

The RES Holder Meeting is convened to consider and vote on the proposed Amendments, which are described in the accompanying Explanatory Statement and are marked in the Amended Terms proposed in Appendices B and C to the Explanatory Statement.

It is intended that the following Special Resolution be proposed at the RES Holder Meeting.

ITEM OF BUSINESS

Resolution – Amendment of the Trust Deed

To consider and, if thought fit, to pass as a Special Resolution:

"That the trust deed executed by IAG Finance (New Zealand) Limited, Insurance Australia Group Limited, IAG Portfolio Limited and Trust Company Fiduciary Services Limited (formerly known as Permanent Trustee Company Limited) on 20 November 2004 (as amended) (**Trust Deed**) be amended and restated on and from 15 December 2009 in the manner described in the Explanatory Statement accompanying this Notice of Meeting, including:

(a) the amendment of the terms of the existing RES issued under that Trust Deed which are set out in Schedule 1 to the Trust Deed by the deletion of the words marked as struck out and the addition of the words marked in underline as set out in Appendix B of the Explanatory Statement; and

(b) the amendment of the terms of the existing Preference Shares which are set out in Schedule 2 to the Trust Deed by the deletion of the words marked as struck out and the addition of the words marked in underline as set out in Appendix C of the Explanatory Statement,

and that the Trustee be directed to make amendments to the Trust Deed and to execute such documents as may be necessary or desirable to give effect to this Resolution."

Recommendation

The Directors recommend that you vote in favour of this resolution.

ABOUT VOTING

RES Holders eligible to vote

As determined by the Board of Directors and in accordance with the Trust Deed in respect of the Existing RES, only RES Holders who are recorded on the Register seven calendar days prior to the RES Holder Meeting will be eligible to vote at the meeting.

Proxies

A RES Holder who is entitled to attend and cast a vote at the RES Holder Meeting (an **eligible RES Holder**) has a right to appoint a proxy to attend and vote instead of the RES Holder and may specify the proportion and number of votes which the proxy is appointed to exercise. The proxy need not be a RES Holder.

If the eligible RES Holder submits a Proxy Form but does not nominate a proxy, it will be taken to be a default nomination of the Chairman of the RES Holder Meeting as proxy.

If an eligible RES Holder appoints the Chairman of the RES Holder Meeting or another Director as proxy and does not direct the Chairman of the RES Holder Meeting or other Director how to vote on the item of business, the Chairman of the RES Holder Meeting or other Director will vote in favour of the proposed resolution set out in the Notice of Meeting.

A proxy's authority to speak and vote at the RES Holder Meeting is suspended while the RES Holder appointing that proxy is present at the RES Holder Meeting, unless that RES Holder has elected not to suspend the proxy's appointment.

To be valid, all Proxy Forms must be received by the Registry, Computershare Investor Services Pty Limited, at Level 2, 60 Carrington Street, Sydney, NSW 2000, prior to 4.00pm, 7 December 2009 (**Proxy Deadline**).

Proxy forms may be submitted in either of the following ways:

1 by post in the pre-addressed envelope provided. Please allow sufficient time so that it reaches Computershare Investor Services Pty Limited by the Proxy Deadline;

2 by facsimile to Computershare Investor Services Pty Limited on +61 3 9473 2555. Any Proxy Form sent by facsimile must be received by the Proxy Deadline; or

3 by hand delivery to Computershare Investor Services Pty Limited, at Level 2, 60 Carrington Street, Sydney, NSW 2000 by the Proxy Deadline.

You can obtain a copy of your Proxy Form by calling the RES Information Line on 1300 666 635 if calling from within Australia, +61 3 9415 4210 from outside Australia, Monday to Friday (8.30am–5.30pm).

Corporate representatives

A corporate eligible RES Holder wishing to appoint a person to act as its representative at the RES Holder Meeting may do so by providing that person with:

1 a letter or certificate authorising him or her to act as the company's representative, executed in accordance with the company's constitution; or

2 a copy of the resolution appointing the representative, certified by a secretary or director of the corporate RES Holder.

Power of attorney

If an eligible RES Holder has appointed an attorney to attend and vote at the RES Holder Meeting, or if a Proxy Form is signed by an attorney, the power of attorney (or a certified copy of the power of attorney) must be received by the Registry, Computershare Investor Services Pty Limited by the Proxy Deadline, unless this document has been previously lodged with the Registry for notation.

Powers of attorney may be submitted by post or by hand delivery to Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 by the Proxy Dealine.

Additional Information

This Notice of Meeting and the proposed resolution should be read in conjunction with the Explanatory Statement (including Appendices to the Explanatory Statement, key dates and how to vote instructions), which accompany this Notice of Meeting. If you would like any further information regarding the RES Holder Meeting, please contact the RES Information Line on 1300 666 635 if calling from within Australia, +61 3 9415 4210 from outside Australia, Monday to Friday (8.30am–5.30pm), or visit the IAG website at www.iag.com.au/res.

Dated: 23 October 2009

By order of the board of Directors

Glenn Revell
Company Secretary

HOW DO YOU VOTE ON THE PROPOSED AMENDMENTS?

READ	**Read this Notice of Meeting and the Explanatory Statement in full,** paying particular attention to: • the answers to key questions in Section 1 of the Explanatory Statement; • the comparison of Amended RES Terms and the Amended Preference Share Terms on pages 4 to 7 of the Explanatory Statement (the Amended RES Terms are set out in full in Appendix B and the Amended Preference Share Terms are set out in full in Appendix C); and • the investment risks in Section 4 of the Explanatory Statement.
CONSIDER AND CONSULT	**Consider all risks and other information** about the proposed Amendments in light of your particular investment objectives and your circumstances. **You should consult your accountant, stockbroker, lawyer or other professional adviser** if you are uncertain about how you should vote on the proposed Amendments.
EFFECT OF NOT VOTING	You will be subject to the outcome of the vote regardless of whether or not you have voted. If the resolution is passed, you will be bound by the Amendments even if you voted against them or if you did nothing. If the resolution is not passed, the Amendments will not take effect, even if you voted in favour of them. If you choose to do nothing, there is a risk that the outcome of the vote may not accord with your view on the proposed Amendments.
ATTENDANCE OPTIONS	**In person.** An eligible RES Holder may attend in person the RES Holder meeting on 9 December 2009 to be held at Hilton Sydney, 488 George Street, Sydney NSW 2000, commencing at 4.00pm. **Proxy** An eligible RES Holder has a right to appoint one proxy to attend and vote instead of the RES Holder. The proxy need not be a RES Holder and may be a corporation (and any corporation so appointed may then nominate an individual to exercise its powers at the RES Holder Meeting). A RES Holder may specify the proportion or number of votes which the proxy is appointed to exercise. If the RES Holder submits a Proxy Form but does not nominate a proxy, it will be taken to be a default nomination of the Chairman of the RES Holder Meeting as proxy. If a RES Holder appoints the Chairman of the RES Holder Meeting or another Director as proxy and does not direct the Chairman of the RES Holder Meeting or other Director how to vote on the proposed Amendments, the Chairman of the RES Holder Meeting or other Director will vote in favour of the proposed Amendments set out in the Explanatory Statement. A proxy's authority to speak and vote at the RES Holder Meeting is suspended while the RES Holder appointing that proxy is present at the RES Holder Meeting, unless that RES Holder has elected not to suspend the proxy's appointment. **Corporate representatives** A corporate eligible RES Holder wishing to appoint a person to act as its representative at the RES Holder Meeting may do so by providing that person with: • a letter or certificate authorising him or her to act as the company's representative, executed in accordance with the company's constitution; or • a copy of the resolution appointing the representative, certified by a secretary or director of the corporate eligible RES Holder. **Power of attorney** If a RES Holder has appointed an attorney to attend and vote at the RES Holder Meeting, or if the Proxy Form is signed by an attorney, the power of attorney (or a certified copy of the power of attorney) must be received by the Registry, Computershare Investor Services Pty Limited by the Proxy Deadline, unless this document has been previously lodged with the Registry for notation. **POWERS OF ATTORNEY MAY BE SUBMITTED BY POST OR BY HAND DELIVERY TO COMPUTERSHARE INVESTOR SERVICES PTY LIMITED, LEVEL 2, 60 CARRINGTON STREET, SYDNEY NSW 2000 BY THE PROXY DEADLINE.**
ELIGIBILITY TO VOTE	**If at 7.00pm on 2 December 2009 you are a registered holder of any Existing RES, then you are eligible to vote on the proposed Amendments.**
MAIL, FAX OR DELIVER	**If you wish to appoint a proxy to vote at the RES Holder Meeting on your behalf, you will need to mail, fax or hand deliver your signed and completed Proxy Form to the Registry, Computershare Investor Services Pty Limited:** **by mail:** Reply Paid 2175, Melbourne VIC 8060 **by hand delivery:** Level 2, 60 Carrington Street, Sydney NSW 2000 **by fax:** to +61 3 9473 2555 Your completed Proxy Form must be received by the Registry prior to **4.00pm, 7 December 2009.** **To answer any questions on how to vote, visit www.iag.com.au/res or call the RES Information Line on 1300 666 635 if calling from within Australia, +61 3 9415 4210 from outside Australia, Monday to Friday (8.30am–5.30pm).**

IAG Insurance Australia Group

IAG Finance (New Zealand) Limited

Proxy Form

Mark this box with an 'X' if you have made any changes to your address details ☐

Please mark ☒ to indicate your directions

STEP 1 Indicate Who will Cast your Vote *Select one option only*

XX

At the Meeting of holders of Reset Exchangeable Securities (**RES Holders**) issued by IAG Finance (New Zealand) Limited (**RES Holder Meeting**) to be held at the Hilton Sydney, 488 George St, Sydney NSW 2000 on **Wednesday, 9 December 2009 at 4:00pm** and at any adjournment of that meeting, being a RES Holder, I/we direct the following:

Appoint a Proxy to Vote on Your Behalf: I/We hereby appoint

☐ **the Chairman of the Meeting** **OR** ____________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the RES Holder Meeting, as my/our proxy to act generally at the RES Holder Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit).

STEP 2 Item of Business

PLEASE NOTE: If you mark the **Abstain** box, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted in computing the required majority.

To be valid for the RES Holder Meeting, your proxy form must be received by 4pm on Monday, 7 December 2009.

	For	Against	Abstain
Resolution - Amendment of the Trust Deed	☐	☐	☐

To consider and, if thought fit, to pass as a Special Resolution:

"That the trust deed executed by IAG Finance (New Zealand) Limited, Insurance Australia Group Limited, IAG Portfolio Limited and Trust Company Fiduciary Services Limited (formerly known as Permanent Trustee Company Limited) on 20 November 2004 (as amended) (**Trust Deed**) be amended and restated on and from 15 December 2009 in the manner described in the Explanatory Statement accompanying this Notice of Meeting, including:

(a) the amendment of the terms of the existing RES issued under that Trust Deed which are set out in Schedule 1 to the Trust Deed by the deletion of the words marked as struck out and the addition of the words marked in underline as set out in Appendix B of the Explanatory Statement; and

(b) the amendment of the terms of the existing Preference Shares which are set out in Schedule 2 to the Trust Deed by the deletion of the words marked as struck out and the addition of the words marked in underline as set out in Appendix C of the Explanatory Statement,

and that the Trustee be directed to make amendments to the Trust Deed and to execute such documents as may be necessary or desirable to give effect to this Resolution."

The Chairman of the RES Holder Meeting intends to vote undirected proxies 'for' this resolution.

SIGN Signature of RES Holder(s) *This section must be completed.*

Individual or RES Holder 1	RES Holder 2	RES Holder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________________ Contact Daytime Telephone ____________________ Date ___ / ___ / ___

I A N 1 0 1 3 2 3 A 101323 - V20 Computershare

How to lodge a Proxy on the Item of Business

All your RES will be voted in accordance with your directions.

Appointment of Proxy

Appointing a proxy: You are entitled to appoint a proxy to attend the RES Holder Meeting and vote 100% of your securities on your behalf. Direct your proxy how to vote by marking one of the boxes opposite the item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box your vote will be invalid, unless you wish to split your vote as outlined below.

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite the item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

A proxy need not be a RES Holder.

Signing Instructions

Individual: Where the holding is in one name, the RES Holder must sign.

Joint Holding: Where the holding is in more than one name, the joint RES Holder first named on the Register (or if the first named RES Holder does not vote the next named RES Holder, or if that person does not vote the next RES Holder and so forth) may exercise the voting rights of the jointly held RES.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the RES are owned by a company that has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Attending the RES Holder Meeting

You, or your proxy should bring this form to the RES Holder Meeting to assist registration. If a representative of a corporate RES Holder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.computershare.com.

If having duly appointed a proxy, you attend the RES Holder Meeting in person, your proxy's authority to speak and vote at the RES Holder Meeting is suspended while you are present at the RES Holder Meeting, unless you have elected not to suspend the proxy's appointment.

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

Lodgement of a Proxy Form

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than **48 hours before the RES Holder Meeting,** as shown on the front of this form. Any Proxy Form received after the close off will not be valid for the scheduled meeting.

Documents may be lodged using the pre addressed envelope or:

IN PERSON	Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia
BY MAIL	Registry - Computershare Investor Services Pty Limited, Reply Paid 2175 Melbourne VIC 8060 Australia
BY FAX	+61 3 9473 2555

INTERMEDIARY ONLINE USERS ONLY www.intermediaryonline.com

If you require further information on how to complete the Proxy Form, please call Computershare Investor Services Pty Limited on 1300 666 635 or +61 (0) 3 9415 4210 if calling from outside Australia.



EXPLANATORY STATEMENT

FOR THE PROPOSED AMENDMENT OF THE TERMS OF RESET EXCHANGEABLE SECURITIES (RES) ISSUED BY IAG FINANCE (NEW ZEALAND) LIMITED IN JANUARY 2005

IAG Finance (New Zealand) Limited (ABN 97 111 268 243),
through its New Zealand branch a wholly-owned subsidiary of
Insurance Australia Group Limited (ABN 60 090 739 923)

RES are unsecured notes for the purposes of section 283BH of the Corporations Act.
If the Amendments are approved, the Amended RES will also be unsecured notes
for the purposes of section 283BH of the Corporations Act.

IAG
Insurance Australia Group

IMPORTANT NOTICES

IMPORTANT INFORMATION
This document is important and requires your immediate attention. It is important that you read the Notice of Meeting and this Explanatory Statement in their entirety before making any decision to vote on the proposed Amendments. In particular, it is important that you consider the risk factors that could affect the financial performance of the Group and the potential risks associated with holding the Amended RES – see Section 4 for investment risks you should consider.

NO OFFER OR INVITATION
This Explanatory Statement and the Notice of Meeting do not constitute any offer to issue or sell securities, nor do they represent an invitation to apply for securities, to any person in any jurisdiction that is capable of individual acceptance by any person. For an explanation of the effect of the proposed Amendments, see Sections 2 and 3.

DEFINED WORDS AND EXPRESSIONS
Some words and expressions used in this Explanatory Statement have defined meanings. The Glossary in Appendix A defines these words and expressions. Some defined terms have different meanings in respect of the Existing RES, Existing Preference Shares, Amended RES and Amended Preference Shares, see the Glossary in Appendix A. A reference to time in this Explanatory Statement is to Sydney time, unless otherwise stated. A reference to $, A$, AUD, dollars and cents is to Australian currency, unless otherwise stated.

DISCLAIMERS
This Explanatory Statement is issued by the Issuer. No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of any information, opinions and conclusions contained in this Explanatory Statement. Except as required by law, and only to the extent so required, neither the Issuer, IAG, any other member of the Group, nor any of their respective directors, officers, employees, intermediaries or advisers accepts any liability for any loss arising from the use of this Explanatory Statement or its contents or otherwise arising in connection with it, including, without limitation, any liability arising from fault or negligence on their part. Without limiting the foregoing, the Issuer and IAG, and their respective directors, officers and employees take no responsibility for Sections 5 (Taxation letter) or 6 (Independent Expert's Report) of this Explanatory Statement. No person is authorised to provide any information or to make any representations in connection with the proposed Amendments, which is not contained in this Explanatory Statement. Any information or representations not contained in this Explanatory Statement may not be relied upon as having been authorised by the Issuer or IAG in connection with the proposed Amendments.

Except as required by law, and only to the extent so required, none of the Issuer, IAG, any other member of the Group, or any other person warrants the future performance of the Issuer, IAG or the Group, or any return on any investment made in connection with the Existing RES, the Amended RES, Ordinary Shares, nor (if issued) the Existing Preference Shares or Amended Preference Shares. The pro forma financial information provided in this Explanatory Statement is not a forecast of operating results of the Issuer, IAG or the Group to be expected in future periods. Except as may be required by law or the ASX Listing Rules, neither the Issuer, IAG, their respective directors nor any other person accepts any responsibility to update or revise any of the information in this Explanatory Statement, including any forward looking information.

A copy of this Explanatory Statement has been lodged with ASX. Neither ASX nor any of its officers takes any responsibility for the contents of this Explanatory Statement.

NO INVESTMENT ADVICE
This Explanatory Statement and the Notice of Meeting do not provide investment advice – you should seek your own professional investment advice. The proposed Amendments do not take into account your particular investment objectives, financial situation and particular needs (including financial and taxation issues) as an investor. You should carefully consider the information in this Explanatory Statement, including the risk factors in Section 4, in light of your particular investment objectives, financial situation and particular needs (including financial and taxation issues) and seek professional advice from your accountant, stockbroker, lawyer or other professional adviser before deciding on how to vote on the proposed Amendments. Notwithstanding a recommendation provided in this Explanatory Statement, you should make your own voting decision based on your own enquiries.

NO OFFER DOCUMENT
This Explanatory Statement is not a prospectus or other offering document under Australian law or the laws of any other jurisdiction, nor does it form part of any contract for acquisition of securities of the Issuer or IAG. This Explanatory Statement does not purport to contain all the information that a prospective investor may require in evaluating a possible investment in any securities nor does it contain all the information which would be required in a prospectus prepared in accordance with the requirements of the Corporations Act. It should be read in conjunction with the other periodic and continuous disclosure announcements to ASX of the Issuer and IAG.

FOREIGN JURISDICTIONS
The distribution of this Explanatory Statement and the Notice of Meeting (including an electronic copy) in jurisdictions outside Australia may be restricted by law. If you come into possession of this Explanatory Statement and/or the Notice of Meeting in jurisdictions outside Australia, then you should seek advice on, and observe, any such restrictions. If you fail to comply with such restrictions, that failure may constitute a violation of applicable securities laws.

This Explanatory Statement and the Notice of Meeting are subject to Australian meeting disclosure requirements. Any financial information provided in this Explanatory Statement is presented in abbreviated form. Australian financial reporting and disclosure requirements may differ from requirements under other jurisdictions. No action has been taken to register or qualify the Existing RES or the proposed Amendments in any jurisdiction. In particular, neither the Existing RES nor the Amended RES have been, or will be, registered under the U.S. Securities Act of 1933 (as amended) (**Securities Act**) or the securities laws of any state or other jurisdiction of the United States, and accordingly such securities may not be offered, issued, sold, resold or transferred in the United States unless an exemption from registration under the Securities Act and such other securities laws is available. See "Important Notice to U.S. Securityholders" in Section 7.8.

TRUSTEE
The Trustee has had no involvement in the preparation of any part of this Explanatory Statement, other than particular references to the Trustee and the Trust Deed. The Trustee expressly disclaims and takes no responsibility for any other part of this Explanatory Statement. It makes no statement in this Explanatory Statement and has not authorised or caused the issue of it. The Trustee does not guarantee the payment of any Interest Payment or Dividend.

RECOURSE TO IAG
If the proposed Amendments are approved and implemented, IAG will not guarantee payments in respect of Amended RES and will have no obligations in respect of Amended RES other than its obligation to issue Amended Preference Shares upon an Exchange and to comply with certain distribution restrictions which apply upon non-payment of Interest Payments. The Amended RES will otherwise be obligations of the Issuer.

DATE
This Explanatory Statement is issued by the Issuer and is dated 23 October 2009.

CONTENTS

KEY DATES

Event	Date
Announcement of the proposed Amendments	**23 October 2009**
Notice of Meeting and this Explanatory Statement sent to RES Holders	**4 November 2009**
Record date (to determine RES Holders who are eligible to vote)	**2 December 2009**
Last date to lodge proxy vote or notify of appointment of attorney or corporate representative	**4.00pm, 7 December 2009**
RES Holder Meeting Date	**4.00pm, 9 December 2009**
Amendment Date (if approved)	**15 December 2009**
First Reset Date under the Amended RES Terms (if approved)	**16 December 2019**

DATES MAY CHANGE
These dates are indicative only and may change. The Issuer may elect to postpone the RES Holder Meeting Date or to withdraw the Amendments at any time before the RES Holder Meeting Date. Any variations to these dates may be subject to ASX approval.

QUOTATION OF RES
The Existing RES are currently quoted on ASX under the code "IANG". The Amendments will not affect the quotation of the Amended RES on ASX.

PROXY VOTES AND APPOINTING AN ATTORNEY OR CORPORATE REPRESENTATIVE
Proxy votes and any authority appointing an attorney or corporate representative will only be accepted prior to 4.00pm on 7 December 2009. There is a Proxy Form accompanying this Explanatory Statement. You can also obtain a copy of this Explanatory Statement on the IAG website at **www.iag.com.au/res** or arrange for this document and a Proxy Form to be sent to you by calling the **RES Information Line** on **1300 666 635** if calling from within Australia, **+61 3 9415 4210** from outside Australia, Monday to Friday (8.30am–5.30pm).

CHAIRMAN'S LETTER

23 October 2009

DEAR RES HOLDER

On behalf of the Directors of IAG Finance (New Zealand) Limited (**Issuer**), I am pleased to invite you to consider and vote on a proposal to amend the terms of your Reset Exchangeable Securities (**RES**).

As the existing reset date for the RES of 15 March 2010 approaches, IAG and the Issuer have considered their respective options regarding the RES. Under the existing terms, IAG has a right to exchange the RES into Preference Shares at any time, at the existing margin of 1.20% over the Bank Bill Rate.

As an alternative, the Issuer is proposing a package of amendments to the existing terms of the RES and underlying Preference Shares in a way which balances the interests of RES holders, the Issuer and the Group.

Under the proposal, while many existing RES terms would be retained, key amendments would result in the following:

- The amended RES would offer holders an increased margin of 4.00% over the Bank Bill Rate, up from the current 1.20% margin;
- The amended RES would be brought onto the Group's balance sheet and qualify as regulatory capital rather than contingent capital. This strengthens the Group's capital position and supports its credit rating. IAG believes this is prudent given the ongoing uncertainty in financial markets; and
- The amended RES would cease to be secured by the existing investment portfolio. The funds currently invested in the portfolio would be made available to the Group to invest in accordance with its investment mandates. This would provide the Group with flexibility around future funding requirements.

The Issuer will not redeem or convert the RES on the existing reset date on 15 March 2010.

Rather, if the proposed Amendments are not approved, IAG will exercise its right to exchange the RES into Preference Shares by 15 March 2010. Under the existing Preference Share terms, holders would have a lower margin of 1.20% over the Bank Bill Rate, and no redemption or conversion right. In contrast, under the terms of the amended RES, holders would have a higher margin of 4.00% and the ability to request conversion at the new reset date in December 2019.

The Directors consider that, on balance, it is in the best interests of RES holders to approve the proposed Amendments, as they would be better off holding the amended RES rather than holding the existing Preference Shares.

The Directors' view is supported by an Independent Expert who has concluded that having regard to the advantages, disadvantages and other considerations of the proposed Amendments, as well as the implications if the Amendments are not approved, the proposal is in the best interests of RES holders.

Standard & Poor's (**S&P**) has indicated the amended RES will retain the current "A–" S&P credit rating.

You have the opportunity to vote on this proposal at a meeting of RES holders on 9 December 2009. The Directors encourage you to participate in the vote, and recommend you read the full details on the proposal and how to participate in this booklet and the accompanying Notice of Meeting.

For more information, please visit www.iag.com.au or contact the RES Information Line on 1300 666 635, if calling from within Australia, +61 3 9415 4210 from outside Australia, Monday to Friday (8.30am–5.30pm). If you are unsure about what action you should take, I encourage you to consult an accountant, stockbroker, lawyer or other professional adviser.

The Directors recommend that you vote in favour of the proposed Amendments.

Yours faithfully

James Strong

James Strong
Chairman

COMPARING EXISTING RES WITH AMENDED RES AND EXISTING PREFERENCE SHARES WITH AMENDED PREFERENCE SHARES

You are invited to consider and vote on a proposal to amend the Existing RES Terms and Existing Preference Share Terms. The tables below compare the key features of the Existing RES with the Amended RES and the key features of the Existing Preference Shares with the Amended Preference Shares. These comparisons are not intended to be exhaustive and you should review the Amended RES Terms, showing all changes compared to the Existing RES Terms, which are set out in full in Appendix B and the Amended Preference Share Terms, showing all changes compared to the Existing Preference Share Terms, which are set out in full in Appendix C.

COMPARING EXISTING RES WITH AMENDED RES

Dark blue shading represents amended terms

Feature	Existing RES	Amended RES
Legal form	Existing RES are unsecured notes for the purposes of section 283BH of the Corporations Act. The Issuer's obligations are secured over the Portfolio for the benefit of RES Holders	Amended RES are unsecured notes for the purposes of section 283BH of the Corporations Act. The Issuer's obligations are not secured by recourse to any assets and are subordinated to all creditors of the Issuer
Issuer	IAG Finance (New Zealand) Limited, through its New Zealand branch	IAG Finance (New Zealand) Limited, through its New Zealand branch
Issue Credit Rating	"A–" by S&P	"A–" by S&P[1]
ASX quotation	Quoted on ASX under the code "IANG"	Continue to be quoted on ASX
Regulatory capital characterisation	Existing RES do not qualify as regulatory capital	Amended RES will qualify as Innovative Tier 1 Capital on a Level 2 basis for regulatory purposes. See Section 1.1.4 for further details on the regulatory capital treatment of Amended RES
Term	Perpetual	Perpetual
Ranking	Unsubordinated and on a winding-up of the Issuer, Existing RES will be Redeemed automatically for the Redemption Amount	Subordinated and on a winding-up of the Issuer, Amended RES will be Exchanged automatically into Amended Preference Shares
Face Value	$100	$100
Interest Payments	Franked, quarterly, non-cumulative, floating, based on three-month Bank Bill Rate and subject to the Interest Payment Tests described below	Franked, quarterly, non-cumulative, floating, based on three-month Bank Bill Rate and subject to the amended Interest Payment Tests described below
Interest Rate	Three-month Bank Bill Rate + RES Margin x (1 – Tax Rate)	Three-month Bank Bill Rate + RES Margin x (1 – Tax Rate)
Franking gross up	Yes	Yes
RES Margin	Currently 1.20% per annum	4.00% per annum
Source of Interest Payments	The Portfolio. The Portfolio is managed by IAG Asset Management Limited and RES Holders have a security interest over the Portfolio	The Issuer. The Portfolio will not be a feature of the Amended RES. See Section 1.4 for further details on the removal of the Portfolio
Interest Payment Tests	Sufficient Distributable Portfolio Income Amount and the IAG Profits Test	The Directors not having passed a resolution not to pay and the absence of an APRA Condition. See Section 1.3.6 for further details on the APRA Conditions

1 S&P has indicated the Amended RES will retain the current "A–" S&P credit rating

Feature	Existing RES	Amended RES
Distribution restrictions on other IAG securities for non-payment	Yes, if Interest Payments are not made because of IAG Profits Test	Yes, if Interest Payments are not made. See Section 1.3.8 for further details on the distribution restrictions
Reset provisions	On any Reset Date the Issuer can reset: • the next Reset Date; • the RES Margin for each succeeding Interest Period until the next Reset Date; and • the RES Conversion Discount	On any Reset Date, the Issuer can reset the RES Margin. See Sections 1.3.9 and 1.6 for further details on the resetting of the RES Margin
Initial Reset Date	15 March 2010	16 December 2019
Exchange	Yes, into Existing Preference Shares in respect of some or all Existing RES at IAG's discretion at any time, subject to certain restrictions	Yes, into Amended Preference Shares in respect of all Amended RES: • mandatorily if an Exchange Event occurs; or • at the option of IAG at any time. See Section 1.7.2 for further details on Exchange Events
RES Holder request	A RES Holder can request Redemption for some or all of its Existing RES: • on any Reset Date; or • at any time, if a Trigger Event occurs	A RES Holder can request Conversion for some or all of its Amended RES: • on any Reset Date; or • following the occurrence of an Acquisition Event. See Section 1.8 for further details on RES Holder rights to request Conversion
Issuer response to RES Holder request	Redemption, Conversion or Resale at the Issuer's discretion	Redemption, Conversion or Resale at the Issuer's discretion
Issuer Redemption, Conversion or Resale	The Issuer may Redeem or Convert: • all or some Existing RES on any Reset Date; • all or some Existing RES at any time, if a Tax Event or a Regulatory Event has occurred; • all or some Existing RES at any time, if an Acquisition Event has occurred; or • all (but not some only) Existing RES at any time, if there are less than one million Existing RES on issue	The Issuer may Redeem, Convert or Resell: • all or some Amended RES on any Reset Date; • all or some Amended RES at any time, if a Tax Event or a Regulatory Event has occurred; • all or some Amended RES at any time, if a Potential Acquisition Event or an Acquisition Event has occurred; or • all (but not some only) Amended RES at any time, if there are less than one million Amended RES on issue. The Issuer may only Redeem Amended RES with the prior written approval of APRA. See Section 1.9.1 for further detail on the difference between an Acquisition Event and a Potential Acquisition Event and amendments to the definition of Regulatory Event
Number of Ordinary Shares on Conversion calculated as	$\frac{\text{Redemption Amount}}{\text{VWAP x (1 – conversion discount of 2.50\%)}}$	$\frac{\text{Redemption Amount}}{\text{VWAP x (1 – conversion discount of 2.50\%)}}$
Redemption Amount	$100, subject to the Distributable Portfolio Proceeds Amount	$100

COMPARING EXISTING PREFERENCE SHARES WITH THE AMENDED PREFERENCE SHARES

Existing RES and Amended RES will be Exchanged into Existing Preference Shares or Amended Preference Shares (as applicable) in certain circumstances. The following table compares the key features of the Existing Preference Shares and Amended Preference Shares.

Dark blue shading represents amended terms

Feature	Existing Preference Share	Amended Preference Share
Legal form	Preference share	Preference share
Issuer	Insurance Australia Group Limited	Insurance Australia Group Limited
Issue Credit Rating	"A–" by S&P[1]	"A–" by S&P[1]
ASX quotation	Continue to be quoted on ASX	Continue to be quoted on ASX
Regulatory capital characterisation	If issued, Existing Preference Shares will qualify as Innovative Tier 1 Capital on a Level 2 basis for regulatory purposes	If issued, Amended Preference Shares will qualify as Innovative Tier 1 Capital on a Level 2 basis for regulatory purposes
Ranking	Behind all creditors, equally with existing preference shareholders of IAG and in priority to Ordinary Shareholders	Behind all creditors and policyholders, equally with existing preference shareholders of IAG and in priority to Ordinary Shareholders. IAG may issue preference shares ranking in priority to the Amended Preference Shares
Dividends	Franked, quarterly, non-cumulative, floating, based on three-month Bank Bill Rate and subject to the Dividend Payment Tests described below	Franked, quarterly, non-cumulative, floating, based on three-month Bank Bill Rate and subject to the amended Dividend Payment Tests described below
Dividend Rate	Three-month Bank Bill Rate + Preference Share Margin x (1 – Tax Rate)	Three-month Bank Bill Rate + Preference Share Margin x (1 – Tax Rate)
Franking gross up	Yes	Yes
Preference Share Margin	Initially, the RES Margin at the time of Exchange. See the step-up provisions below	Initially, the RES Margin at the time of Exchange. See the reset provisions below
Source of Dividends	IAG	IAG
Dividend Payment Tests	Each Dividend is subject to: • the IAG Directors determining a Dividend to be payable; • IAG having profits available to pay the Dividend; • IAG being able to pay the Dividend without the Group breaching APRA's capital adequacy guidelines; • the Distributable Profits Test being passed; and • APRA not otherwise objecting to the Dividend being paid	The IAG Directors passing a resolution to pay and the absence of an APRA Condition. See Section 1.3.6 for further details on the APRA Conditions
Distribution restrictions on other IAG securities for non-payment	Yes	Yes, no material change is proposed. See Section 1.3.8 for further details on the distribution restrictions
Reset provisions	No	On any Reset Date, IAG can reset the Preference Share Margin. See Sections 1.3.9 and 1.6 for further details on the resetting of the Preference Share Margin

1 S&P has indicated that they will rate the Existing Preference Shares and the Amended Preference Shares "A–" if issued

Feature	Existing Preference Share	Amended Preference Share
Initial Reset Date	N/A	16 December 2019
Step-up provisions	One time step-up of 1.00% at the Step-Up Date	No
Step-up Date	Dividend Payment Date, 10 years after the Preference Share Issue Date	N/A
Preference Shareholder request	A Preference Shareholder has no right to request either Redemption or Conversion	A Preference Shareholder can request Conversion for some or all of its Amended Preference Shares: • on any Reset Date; or • following the occurrence of an Acquisition Event. See Section 1.8 for further details on Preference Shareholder rights to request Conversion
IAG response to Preference Shareholder request	N/A	Redemption, Conversion or Resale at IAG's discretion
IAG Redemption, Conversion or Resale	IAG may Redeem or Convert: • all or some Existing Preference Shares at any time, if a Tax Event or a Regulatory Event has occurred; • all (but not some only) Existing Preference Shares at any time, if there are less than one million Existing Preference Shares on issue; • no later than 35 Business Days after IAG has announced that an Acquisition Event has occurred and in respect of all (but not some only) Existing Preference Shares; or • at least 35 Business Days (but not more than three months) before any Dividend Payment Date from, and including, the Step-up Date, in respect of all or some Existing Preference Shares	IAG may Redeem, Convert or Resell: • all or some Amended Preference Shares at any time, if a Tax Event or a Regulatory Event has occurred; • all (but not some only) Amended Preference Shares at any time, if there are less than one million Amended Preference Shares on issue; • in respect of all (but not some only) Amended Preference Shares, if a Potential Acquisition Event or an Acquisition Event occurs whether or not the event occurred prior to the Preference Share Issue Date; or • at least 35 Business Days (but not more than three months) before any Reset Date which occurs while the Amended Preference Shares are on issue. The Issuer may only Redeem Amended Preference Shares with the prior written approval of APRA. See Section 1.9.1 for further details on the difference between an Acquisition Event and a Potential Acquisition Event and amendments to the definition of Regulatory Event
Number of Ordinary Shares on Conversion calculated as	$\frac{\text{Preference Share Issue Price}}{\text{VWAP x (1 – conversion discount of 2.50\%)}}$	$\frac{\text{\$100}}{\text{VWAP x (1 – conversion discount of 2.50\%)}}$
Preference Share Issue Price	The Redemption Amount of the Existing RES at the time of Exchange (which may be less than $100 in certain circumstances)	The obligation to transfer the Amended RES to IAG (this will be automatically satisfied upon an Exchange occurring)
Preference Share redemption amount	The Preference Share Issue Price	$100
Voting rights	As per ASX Listing Rule 6.3	As per ASX Listing Rule 6.3

1

ANSWERS TO KEY QUESTIONS

This Section answers some key questions you may have about the proposed Amendments:

THE ANSWERS TO THESE KEY QUESTIONS ARE INTENDED AS A GUIDE ONLY. YOU SHOULD READ THE AMENDED RES TERMS SET OUT IN APPENDIX B AND THE AMENDED PREFERENCE SHARE TERMS SET OUT IN APPENDIX C.

You should read this entire Explanatory Statement to understand the impact the proposed Amendments will have on your holding in the Existing RES or Existing Preference Shares (if issued). If, after reading this Explanatory Statement, you are still unsure whether, or how, to vote on the proposed Amendments, you should consult your accountant, stockbroker, lawyer or other professional adviser.

1.1 RATIONALE FOR, AND GENERAL IMPLICATIONS OF, THE AMENDMENTS

1.1.1 Why is the Issuer proposing the Amendments?

The Issuer is proposing the Amendments to the Existing RES Terms and Existing Preference Share Terms so that it is able to retain this funding and continue to provide funding for the Group's New Zealand businesses. Additionally, the proposed Amendments will ensure the Amended RES qualify for Innovative Tier 1 Capital for regulatory purposes and provide equity content for rating purposes.

The Amended RES will pay a higher rate of return to you than the Existing RES. The Issuer is also proposing other changes to the Existing RES Terms and Existing Preference Share Terms to bring the terms into line with current market practice for Tier 1 Capital instruments of this kind.

The funds currently invested in the Portfolio will be made available to the Group to be invested in accordance with the Group's investment mandates.

The proceeds of the Amended RES will be fully and immediately invested, and will remain invested, in an instrument of the Group's New Zealand business on terms and conditions which substantially mirror those of the Amended RES.

1.1.2 What are the implications for you if the proposed Amendments are approved?

If the proposed Amendments are approved, you will continue to hold your Existing RES but they will be governed by the Amended RES Terms from the Amendment Date and, if the Amended Preference Shares are issued upon an Exchange, they will be governed by the Amended Preference Share Terms. If the proposed Amendments are approved by the Special Resolution, they are binding on all RES Holders.

The rate payable on the Amended RES and the Amended Preference Shares (if issued) is the Bank Bill Rate plus a RES Margin until the first Reset Date of 4.00% per annum (including franking credits).

If the proposed Amendments are approved, the Amended RES will no longer be secured by, or subject to, the Portfolio, which secures the Existing RES.

A summary comparison of the proposed Amendments is set out from page 4 to page 7. The Amended RES Terms, showing all changes compared to the Existing RES Terms, are set out in full in Appendix B and the Amended Preference Share Terms, showing all changes compared to the Existing Preference Share Terms, are set out in full in Appendix C.

The proposed Amendments may be advantageous or disadvantageous to you, depending on your personal circumstances. In particular, it is important that you consider the risk factors that could affect the financial performance of the Group and the potential risks associated with holding the Amended RES – see Section 4 for investment risks you should consider. You should carefully consider these risk factors in light of your particular investment objectives, financial situation and particular needs (including financial and taxation issues) and seek professional advice from your accountant, stockbroker, lawyer or other professional adviser before deciding on whether, or how, to vote on the proposed Amendments.

1.1.3 What are the implications for you if the proposed Amendments are not approved?

If the proposed Amendments are not approved, then IAG will exercise its right under the Existing RES Terms to Exchange the Existing RES into Existing Preference Shares governed by the Existing Preference Share Terms by 15 March 2010. The Issuer will not Redeem or Convert the Existing RES on 15 March 2010 under the Existing RES Terms.

If you are a RES Holder when Exchange occurs, you will receive one Existing Preference Share for each Existing RES you hold. The Existing Preference Shares are expected to continue trading on ASX.

The Preference Share Margin on the Existing Preference Shares will be 1.20% per annum (the same as the RES Margin that applies under the Existing RES). In contrast, the RES Margin on the Amended RES will be 4.00% per annum until the first Reset Date. The Amended RES will also give you certain rights to request Conversion, including on the Reset Date, which are not available under the Existing Preference Share Terms.

1.1.3 What are the implications for you if the proposed Amendments are not approved? (continued)

The Directors consider that, on balance, it is in the best interests of RES Holders to approve the proposed Amendments. If the proposed Amendments are not approved IAG will exercise its right under the Existing RES Terms to Exchange the Existing RES into Existing Preference Shares by 15 March 2010. The Directors consider that the RES Holders will be better off holding the Amended RES rather than holding the Existing Preference Shares. The Directors' view is supported by the findings of the Independent Expert who has concluded that, in its opinion, having regard to the advantages, disadvantages and other considerations of the proposed Amendments, as well as the implications if the Amendments are not approved, the proposed Amendments are in the best interests of RES Holders.

The proposed Amendments may be advantageous or disadvantageous to you, depending on your personal circumstances. In particular, it is important that you consider the risk factors that could affect the financial performance of the Group and the potential risks associated with holding the Amended RES – see Section 4 for investment risks you should consider. You should carefully consider these factors in light of your particular investment objectives, financial situation and particular needs (including financial and taxation issues) and seek professional advice from your accountant, stockbroker, lawyer or other professional adviser before deciding on whether, or how, to vote on the proposed Amendments.

1.1.4 What are the regulatory capital and credit rating implications for the Issuer and IAG if the proposed Amendments are approved?

If the proposed Amendments are approved, the Amended RES and Amended Preference Shares (if issued) will qualify as Innovative Tier 1 Capital for regulatory purposes and S&P will classify the Amended RES as hybrid capital having intermediate equity content for the Group's rating purposes.

The Amended RES will strengthen the Group's regulatory capital position, with its minimum capital requirement (**MCR**) multiple increasing from 1.79 at 30 June 2009 to 2.03 on a pro forma basis. Accordingly, the Group will benefit from the approval of the proposed Amendments.

Even though the Amended RES will qualify as Innovative Tier 1 Capital, not all of the Amended RES will count towards the Group's Innovative Tier 1 Capital on the Amendment Date due to the current limit on the Group's Innovative Tier 1 Capital capacity. The surplus portion of the Amended RES will initially count towards the Group's Upper Tier 2 Capital and will be treated as Innovative Tier 1 Capital when there is additional capacity.

1.1.5 What are the regulatory capital and credit rating implications for the Issuer and IAG if the proposed Amendments are not approved?

If the proposed Amendments are not approved, then IAG will exercise its right under the Existing RES Terms to Exchange the Existing RES into Existing Preference Shares by 15 March 2010.

The Existing Preference Shares will qualify as Innovative Tier 1 Capital for regulatory purposes and S&P will classify the Existing Preference Shares as hybrid capital having intermediate equity content for the Group's rating purposes.

If the Existing Preference Shares are issued, the Group's regulatory capital position will strengthen, with its MCR multiple increasing from 1.79 at 30 June 2009 to 2.03 on a pro forma basis.

Even though the Existing Preference Shares will qualify as Innovative Tier 1 Capital, not all of the Existing Preference Shares will count towards the Group's Innovative Tier 1 Capital following Exchange due to the current limit on the Group's Innovative Tier 1 Capital capacity. The surplus portion of the Existing Preference Shares will initially count towards the Group's Upper Tier 2 Capital and will be treated as Innovative Tier 1 Capital when there is additional capacity.

1.1.6 Do RES Holders need to pay anything further for their Existing RES to be governed by the Amended RES Terms?

No. If the Amendments are approved, Existing RES will be governed by the Amended RES Terms without any further action on RES Holders' part. RES Holders do not need to pay anything further.

1.1.7 Will the Amended RES be a new security, or the same security as the Existing RES?

The Amendment process does not involve the cancellation of the Existing RES or the issuance of the Amended RES in replacement.

The security will remain outstanding at all times and be amended under the amendment powers in the Existing RES Terms and the Trust Deed.

1.1.8 What is the Independent Expert's conclusion?

The Independent Expert has concluded that, in its opinion, having regard to the advantages, disadvantages and other considerations of the proposed Amendments, as well as the implications if the Amendments are not approved the proposed Amendments are in the best interests of RES Holders.

You should read the Independent Expert's report in full, which is in Section 6 of this Explanatory Statement.

1.1.9 What do the Directors recommend RES Holders do?

The Directors consider that, on balance, it is in the best interests of RES Holders to approve the proposed Amendments.

If the proposed Amendments are not approved IAG will exercise its right under the Existing RES Terms to Exchange the Existing RES into Existing Preference Shares by 15 March 2010. The Directors consider that the RES Holders will be better off holding the Amended RES rather than holding the Existing Preference Shares. The Directors' view is supported by the findings of the Independent Expert who has concluded that, in its opinion, having regard to the advantages, disadvantages and other considerations of the proposed Amendments, as well as the implications if the Amendments are not approved, the proposed Amendments are in the best interests of RES Holders.

1.2 DESCRIPTION OF THE AMENDMENTS

1.2.1 What are the proposed Amendments?

The proposed Amendments will change the Existing RES Terms and the Existing Preference Share Terms, as described in this Explanatory Statement.

Key Amendments

The key Amendments include an increase in the RES Margin from 1.20% to 4.00% until the first Reset Date and changes to the Existing RES Terms to comply with APRA's requirements for Innovative Tier 1 Capital instruments. These changes include:

- removing the Portfolio so that the Amended RES will not be secured by, or subject to, the Portfolio and to allow the Group immediate use of the funds currently invested in the Portfolio;
- expressing the Amended RES to be subordinated, rather than unsubordinated, obligations of the Issuer;
- changing the tests which determine whether an Interest Payment may be made;
- changing the circumstances in which IAG may, and in some cases, must, Exchange the Amended RES for the Amended Preference Shares;
- removing RES Holders' right to request Redemption of the Amended RES where a Trigger Event occurs; and
- giving RES Holders a right to request Conversion of the Amended RES upon a Reset Date or following an Acquisition Event. The Issuer may Redeem (subject to APRA's prior written approval) or Convert or Resell the Amended RES in response to the request.

Corresponding and consequential changes, where appropriate, are also proposed for the Existing Preference Share Terms.

Other Amendments

The Issuer is also proposing other changes to the Existing RES Terms and Existing Preference Share Terms to align the terms with current market practice for Innovative Tier 1 Capital instruments of this kind, including:

- introducing a more developed Resale feature to allow the Issuer to arrange for the sale of your Amended RES to a third party as an alternative in situations where the Issuer may or must Redeem or Convert the Amended RES (a corresponding feature has been introduced into the Amended Preference Share Terms);
- allowing any IAG Entity to purchase some or all Amended RES on the open market, which can then be cancelled or resold at the option of the Issuer;
- adding to the Issuer's and IAG's rights to initiate Redemption, Conversion or Resale, by giving these rights upon a Potential Acquisition Event occurring as well as upon an Acquisition Event occurring. A Potential Acquisition Event will occur at an earlier point in any acquisition process. The definition of Regulatory Event is to be amended having regard to how the Amended RES will be treated by the Group as regulatory capital. See Section 1.9.1;
- making changes to certain exceptions to the Issuer's obligation to gross up for certain taxes. See Section 1.3.11;
- including provisions which give more flexibility to the Issuer and IAG as to the dates on which Conversion, Redemption and Resale can occur and on which notices may be given; and

1.2.1 What are the proposed Amendments? (continued)

- in the Amended Preference Share Terms, removing the obligations of the IAG Directors to take reasonable endeavours to procure a take over offer for Preference Shareholders (see clause 4.8 of the Existing Preference Share Terms) because Preference Shareholders will now have a right to request Conversion following an Acquisition Event.

In addition, the Issuer is proposing changes to the Existing Preference Share Terms so that they correspond substantially with the Amended RES Terms.

The Amended RES Terms, showing all changes compared to the Existing RES Terms, are set out in full in Appendix B and the Amended Preference Share Terms, showing all changes compared to the Existing Preference Share Terms, are set out in full in Appendix C.

1.2.2 What is Innovative Tier 1 Capital?

If the Amendments are approved, the Amended RES will qualify as Innovative Tier 1 Capital for regulatory purposes on a Level 2 basis. The Existing RES do not qualify as Innovative Tier 1 Capital (or indeed, as any form of regulatory capital).

Groups containing an authorised general insurer (such as the Group) must hold a minimum amount of regulatory capital for each general insurer (Level 1 basis) and for the consolidated general insurer group (Level 2 basis). APRA has issued prudential standards outlining the types of capital that are acceptable for capital adequacy purposes.

On a Level 2 basis means that the capital is recognised as capital for a group that includes a general insurer (and not the general insurer itself). The Issuer is a member of the group of companies constituting a Level 2 insurance group in which IAG is the authorised non-operating holding company.

Innovative Tier 1 Capital is a form of Tier 1 Capital recognised by APRA for the purposes of these prudential standards.

Tier 1 Capital comprises the highest quality of components of capital and has the following essential characteristics:

- provides a permanent and unrestricted commitment of funds;
- is freely available to absorb losses;
- does not impose any unavoidable servicing charge against earnings; and
- ranks behind the claims of policyholders and creditors in the event of a winding-up.

Tier 1 Capital is comprised of Fundamental Tier 1 Capital (such as paid-up ordinary shares) and Residual Tier 1 Capital. Residual Tier 1 Capital is divided into Non-Innovative Residual Tier 1 Capital (comprising perpetual, non-cumulative Preference Shares that meet APRA's requirements) and Innovative Tier 1 Capital (certain other non-cumulative, perpetual instruments).

Under APRA's prudential standards, Innovative Tier 1 Capital is limited to 15% of Net Tier 1 Capital.

To the extent the total of the Group's hybrid capital (including the Amended RES) exceeds this limit, the Amended RES will qualify as Upper Tier 2 Capital. This classification does not affect the RES Holders' right to payment in respect of Amended RES.

1.3 INTEREST PAYMENTS AND DIVIDENDS

1.3.1 How will the proposed Amendments affect Interest Payments and Dividends?

Generally, Interest Payments on the Amended RES and Dividends on the Amended Preference Shares (if issued) will benefit from a higher margin and Interest Payments will be subject to a different reset mechanism than under the Existing RES Terms. The Preference Share Margin will be subject to a reset mechanism rather than a step-up mechanism, as applies in the Existing Preference Share Terms. The Interest Payment Tests and Dividend Payment Tests will also change to meet APRA's current guidelines for Innovative Tier 1 Capital instruments. In addition, as the Portfolio will not be a feature of the Amended RES, each Interest Payment will no longer be subject to the Distributable Portfolio Income Amount.

1.3.2 What will be the RES Margin on the Amended RES after the Amendments?

The proposed Amendments include an increase to the RES Margin from 1.20% per annum to 4.00% per annum, which will take effect from, and including, the Amendment Date. If issued prior to the first Reset Date, the Amended Preference Shares will also benefit from this increased RES Margin as they will initially bear Dividends at the RES Margin which applies at the time of Exchange. Upon the Reset Date, the RES Margin could be reset by the Issuer, as described below.

1.3.3 How will the first Interest Payment on the Amended RES be calculated?

If the proposed Amendments are approved, the new RES Margin will take effect from and including the Amendment Date. All Interest Payments after the Amendment Date will be paid according to the Amended RES Terms.

The Interest Payment on 15 December 2009 will be the amount announced by the Issuer on 15 September 2009 under the Existing RES Terms.

1.3.4 How will the Interest Payment Tests change?

Currently, each Interest Payment on the Existing RES is subject to:

- the Distributable Portfolio Income Amount; and
- either (or both) of the following being satisfied:
  - there being distributable profits in IAG in an amount equal to or greater than the aggregate Interest Payment due on all Existing RES; or
  - IAG has paid a dividend on any class of its capital in the period of 12 months before the relevant Interest Payment Date.

To allow the Amended RES to qualify as Innovative Tier 1 Capital, these tests will change so that each Interest Payment on the Amended RES will be subject to:

- the Directors not having passed a resolution (which they may pass in their absolute discretion) not to pay the Interest Payment on the relevant Interest Payment Date; and
- no APRA Condition existing in respect of the relevant Interest Payment Date (see Section 1.3.6 for further details on the APRA Conditions).

These tests will also apply to any Optional Interest Payment that the Issuer may pay to lift the distribution restrictions.

1.3.5 How will the Dividend Payment Tests change?

Under the Existing Preference Share Terms, each Dividend on the Existing Preference Shares is subject to:

- the IAG Directors determining a Dividend to be payable;
- IAG having profits available to pay the Dividend;
- IAG being able to pay the Dividend without IAG and its controlled entities (on a consolidated basis) breaching APRA's current capital adequacy guidelines;
- the Distributable Profits Test being satisfied; and
- APRA not otherwise objecting to the payment of the Dividend.

To meet APRA's current requirements for Innovative Tier 1 Capital instruments as APRA applies them to the Group, these tests will change so that each Dividend on the Amended Preference Share will be subject to:

- the IAG Directors determining a Dividend to be payable; and
- no APRA Conditions existing in respect of the relevant Dividend Payment Date.

These tests will also apply to any Optional Dividend that IAG may pay to lift the distribution restrictions.

1.3.6 What are the APRA Conditions?

For both the Amended RES and the Amended Preference Shares, the APRA Conditions are:

- unless APRA otherwise approves in writing:
  - making the Interest Payment/Dividend (as applicable) on the payment date would result in the MCR of the Group on a Level 2 basis not complying with APRA's then current capital adequacy standards as they are applied to the Group on a Level 2 basis at the time; or
  - the Interest Payment/Dividend (as applicable) on the payment date would exceed Distributable Profits as at the Record Date for the Interest Payment/Dividend (as applicable);
- paying the Interest Payment/Dividend (as applicable) would result in IAG (or the Issuer, for an Interest Payment only) becoming insolvent or becoming likely to become insolvent for the purposes of the Corporations Act; or
- APRA objecting to the Interest Payment/Dividend (as applicable) being paid.

1.3.7 What happens if the Issuer does not pay an Interest Payment?

Under the Existing RES Terms, if the Issuer fails to pay an Interest Payment in full for any reason (except because of the Interest Payment Tests) within 20 Business Days of the relevant Interest Payment Date, then a Trigger Event occurs and RES Holders have the right to request Redemption of some or all of their Existing RES. There are also remedies under the Trust Deed, such as the enforcement of the security over the Portfolio, for the non-payment of amounts owing in respect of the Existing RES.

If the Interest Payment is not paid in full due to the Interest Payment Tests not being met (other than due to the Distributable Portfolio Income Amount), then the distribution restrictions apply. However, if the Portfolio has an insufficient Distributable Portfolio Income Amount, the Issuer has no obligation to pay the full Interest Payment and distribution restrictions will not apply.

Under the Amended RES Terms, if the Issuer does not pay an Interest Payment either because the Interest Payment Tests were failed or otherwise, then the Issuer has no liability to pay the unpaid amount of the Interest Payment, RES Holders have no claim in respect of such non-payment, such non-payment does not constitute an event of default and RES Holders have no right to initiate a winding-up of, an administration in respect of, or the appointment of a receiver or a receiver and manager to, the Issuer for such non-payment. However, if the Interest Payment is not paid for any reason, then the distribution restrictions apply. The proposed Amendments do not substantially amend these distribution restrictions.

In addition, under the Amended RES Terms, IAG must Exchange the Amended RES for Amended Preference Shares if an Interest Payment is not paid in full within 40 Business Days of the scheduled Interest Payment Date for any reason other than due to an APRA Condition existing on the relevant Interest Payment Date.

1.3.8 What are the distribution restrictions?

Under both the Amended RES Terms and Amended Preference Share Terms the distribution restrictions are substantially the same. In each case if an Interest Payment or Dividend is not paid, IAG must not, without approval of a Special Resolution:

- declare or pay a dividend or make any distribution on any capital over which Amended Preference Shares would, if issued, rank in priority for participation in profits; or
- redeem, reduce, cancel or acquire for any consideration any capital of IAG other than capital ranking equally with or in priority to Amended Preference Shares if Amended Preference Shares were issued,

unless:

- four consecutive Interest Payments/Dividends (as applicable) stated to be payable on the Amended RES/Amended Preference Shares (as applicable) after the Interest Payment Date/Dividend Payment Date (as applicable) of the Interest Payment/Dividend (as applicable) that has not been paid have been paid in full; or
- with the prior written approval of APRA, an Optional Interest Payment/Optional Dividend (as applicable) has been paid to all RES Holders/Preference Shareholders (as applicable) equal to the aggregate unpaid amount of any unpaid Interest Payments/Dividends (as applicable) which were scheduled to be paid in the 12 months prior to the date of payment of the Optional Interest Payment/Optional Dividend (as applicable); or
- all Amended RES/Amended Preference Shares (as applicable) have been Redeemed or Converted.

If a distribution restriction applies under the Amended RES Terms and the Amended RES are Exchanged for Amended Preference Shares, the distribution restriction continues to apply under the Amended Preference Share Terms until lifted in accordance with the Amended Preference Share Terms.

This distribution restriction is not substantially different to that which currently applies under both the Existing RES Terms and Existing Preference Share Terms.

1.3.9 How could the RES Margin on the Amended RES or the Preference Share Margin on the Amended Preference Shares be reset?

The RES Margin on the Amended RES after the Reset Date will be determined by the Issuer, provided that it does not exceed the lesser of:

- the RES Margin that applies on the previous Reset Date plus 2.00% per annum;
- 6.00% per annum; and
- 4.00% x (FR – FRG)/(FP – FPG)

  where:

  FR is the Fair Market Yield for "A" rated seven year AUD corporate securities on the Business Day immediately prior to the day on which the Reset Notice is despatched;

  FP is the Fair Market Yield for "A" rated seven year AUD corporate securities on the Amendment Date;

  FRG is the Fair Market Yield for Australian Government seven year AUD securities on the Business Day immediately prior to the day on which the Reset Notice is despatched; and

  FPG is the Fair Market Yield for Australian Government seven year AUD securities on the Amendment Date.

Fair Market Yield means:

- the yield applicable to a security of the relevant class of issuer, rating (if applicable) and tenor (the "relevant security") as displayed on Bloomberg page FMC (or any successor page); or
- if that yield is not available at that time, the yield in respect of the relevant security determined by the Issuer in its absolute discretion as the arithmetic mean of the yields quoted to it for the relevant security on or about 10.00am Sydney time by three leading dealers in the relevant security as selected by the Issuer.

However, the RES Margin may not be reset where IAG's Credit Rating on the date the Reset Notice is despatched is less than IAG's Credit Rating on the Amendment Date.

If Amended Preference Shares are issued, the Preference Share Margin may be reset by IAG under corresponding provisions in the Amended Preference Share Terms.

1.3.10 Will Interest Payments and Dividends be grossed-up for franking credits?

As with the Existing RES, the Amended RES will contain a gross-up provision if an Interest Payment is not franked to 100% at the time it is paid. Equivalent provisions are also contained in the Existing Preference Share Terms and Amended Preference Share Terms.

In addition, the Amended RES Terms will also include a new provision which may be relevant to amendments to the Tax Act in relation to franking credits that have been made since the Existing RES were issued. See Section 4.1.14 and section 4 of the Taxation Letter set out in Section 5.

Under this new provision, if the Commissioner of Taxation (**Commissioner**) has determined under section 177EA(5)(b) of the Tax Act that any imputation benefit of an Interest Payment (or an Optional Interest Payment) is to be denied to the recipient of the payment and that denial is on account of an act or circumstance which relates to the Issuer or IAG and which is not the result of any action by RES Holders either IAG or, if the Issuer so elects to, the Issuer, will use reasonable endeavours to ensure that RES Holders are not impacted by the determination of the Commissioner.

A payment, if any, made pursuant to this provision, will be subject to APRA's prior written approval and conditions corresponding to the terms and conditions applicable to Interest Payments under the Amended RES Terms.

1.3.11 Are any changes proposed to the withholding tax gross up provisions?	Under the Existing RES Terms, the Issuer is required to deduct from any payment to a RES Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such payment. If this occurs, the Issuer is required under the Existing RES Terms to gross up this amount so that the RES Holder receives the same amount in respect of that payment as if no such deduction had been made, subject to certain exceptions. The Issuer is proposing to add to and modify these exceptions by providing that where the tax is imposed by the laws of the Commonwealth of Australia, New Zealand or other jurisdiction in which the Issuer or a substituted issuer is resident or carries on business or any political subdivision of any such jurisdiction (each a **Relevant Jurisdiction**) then no gross-up will apply to RES Holders who are liable to the withholding because the RES Holder has some connection with the Relevant Jurisdiction other than the mere holding of that RES or receipt of a payment on that RES. This modification will mean for example, that the Issuer will no longer gross up for any deductions made from payments to a RES Holder because of a New Zealand withholding required by reason of that RES Holder having a connection with New Zealand or a political subdivision of New Zealand. See Section 4.1.13 and Section 7.7. The modification also gives the Issuer or substituted issuer flexibility to potentially change the tax jurisdiction in which it is resident or carries on business without incurring increased costs for gross-ups under the Amended RES Terms. The Issuer currently has no intention to make such a change.

1.4 THE PORTFOLIO

1.4.1 What will happen to the Portfolio if the proposed Amendments are approved?	If the proposed Amendments are approved, the Amended RES will no longer be secured by, or subject to, the Portfolio, which secures the Existing RES. The Issuer will enter into an agreement to terminate the management of the Portfolio and on the Amendment Date, the Trustee will release the security that it holds in favour of RES Holders over the Portfolio. This will allow the Group immediate use of the funds currently invested in the Portfolio. If the proposed Amendments are not approved, IAG will Exchange the Existing RES for Existing Preference Shares under the Existing RES Terms by 15 March 2010. The Existing Preference Shares will not be secured by, or subject to, the Portfolio.
1.4.2 What will the Group do with the funds from the Portfolio?	The funds currently invested in the Portfolio will be made available to the Group to be invested in accordance with the Group's investment mandates.
1.4.3 Will the Amended RES still be secured?	No, the Amended RES will not be secured by the Portfolio or any other assets in a similar manner. Accordingly, the Amended RES will become unsecured, subordinated obligations of the Issuer. However, if the proposed Amendments are not approved, IAG will Exchange the Existing RES for Existing Preference Shares under the Existing RES Terms by 15 March 2010. Claims in respect of the Existing Preference Shares are unsecured and subordinated to all creditors.
1.4.4 Will the Interest Payments on the Amended RES still be sourced from the Portfolio?	No, the Interest Payments on the Amended RES will be sourced solely from the Issuer and will not be sourced from the Portfolio or any assets which currently comprise the Portfolio.

1.5 RANKING

1.5.1 Where will the Amended RES rank?	The Existing RES are currently secured, limited recourse debt obligations of the Issuer and are not subordinated to any creditors of the Issuer. If winding-up is ordered (subject to applicable grace periods) in respect of the Issuer, the Existing RES are automatically Redeemed for the Redemption Amount that will be sourced from the Portfolio, not the Issuer. Additionally, under the Trust Deed, the initiation of winding-up proceedings (subject to applicable grace periods) in respect of the Issuer will constitute an event of default and allow the Trustee to enforce the security over the Portfolio.

1.5.1 Where will the Amended RES rank? (continued)

If the Amendments are approved, the Amended RES will be unsecured and subordinated obligations of the Issuer.

If a Liquidation Event occurs to the Issuer, an Exchange Event will occur automatically and RES Holders will receive an Amended Preference Share for each Amended RES.

RES Holders will have no right to participate in any surplus profits or capital of the Issuer, either during the term of the Amended RES or upon the winding-up of the Issuer.

If a Liquidation Event occurs to IAG, this will also cause an Exchange Event to occur automatically and RES Holders will receive an Amended Preference Share for each Amended RES.

However, if the proposed Amendments are not approved, IAG will Exchange the Existing RES for Existing Preference Shares under the Existing RES Terms by 15 March 2010. Claims in respect of the Existing Preference Shares are unsecured and subordinated to all creditors and will have the same ranking as the Amended Preference Shares.

1.5.2 Where will the Amended Preference Shares rank?

The Amended Preference Shares will rank equally among themselves and with RPS1 in all respects and will be subordinated to any policyholders and creditors of IAG.

The Amended Preference Shares will rank in priority to Ordinary Shares for the payment of Dividends.

The Existing Preference Shares do not permit the issuance of prior ranking preference shares without Preference Shareholder consent. Under the Amended RES Terms and the Amended Preference Share Terms, IAG would be able to issue prior ranking preference shares without the approval of Preference Shareholders. However, practically IAG is currently prevented from doing so under the RPS1 terms without the approval of holders of RPS1.

The Liquidation Sum due on a winding-up of IAG under the Amended Preference Share Terms will be $100 plus any Dividend determined to be paid but unpaid.

1.5.3 Is the Issuer or IAG restricted in relation to other securities they may issue?

No, under the Amended RES Terms and Amended Preference Share Terms, neither the Issuer nor IAG is restricted in their ability to issue other securities, including other securities that rank in priority to the Amended RES and Amended Preference Shares.

1.6 RESET

1.6.1 How do the reset provisions work for the Amended RES and the Amended Preference Shares?

On a Reset Date, the Issuer or IAG (as applicable) may determine the next Reset Date and/or the new RES Margin/Preference Share Margin (as applicable) commencing on that Reset Date. These new terms will apply from, and including, that Reset Date until, but excluding, the next Reset Date.

The new RES Margin/Preference Margin (as applicable) will be set according to the Amended RES Terms/Amended Preference Share Terms (as applicable), which are outlined in Section 1.3.9, unless APRA approves otherwise.

The first Reset Date will be 16 December 2019. Subsequent Reset Dates must be 10 years from the immediately preceding Reset Date, unless APRA approves otherwise.

In response to a proposed reset, you can request Conversion of some or all of your Amended RES or Amended Preference Shares on a Reset Date. You can exercise your right to request Conversion by sending the Issuer a RES Holder Conversion Notice under the Amended RES Terms or by sending IAG a Preference Shareholder Conversion Notice under the Amended Preference Share Terms.

In response to your request for Conversion, the Issuer or IAG (as applicable) may decide, at its discretion, to Redeem (subject to APRA's prior written approval) or Convert or Resell the Amended RES or the Amended Preference Shares (as applicable) for which you requested Conversion.

APRA has advised the Issuer and IAG that as of the Amendment Date, while the Amended RES (or the Amended Preference Shares, if issued) remain Tier 1 Capital or Tier 2 Capital of the Group, its policy is not to approve any reset of the RES Margin (or the Preference Share Margin, if applicable) other than in accordance with the limitations described in Section 1.3.9 or the reset of the Reset Date to a date other than the date 10 years from the immediately preceding Reset Date. The Issuer and IAG have no control over APRA's policies.

1.7 EXCHANGE

1.7.1 How will IAG's Exchange rights change?

Under the Existing RES Terms, IAG has the right to Exchange some or all Existing RES into Existing Preference Shares at any time, subject to certain restrictions. If the proposed Amendments are approved, all Amended RES will be Exchanged for Amended Preference Shares:

- mandatorily, if an Exchange Event occurs; or
- at any time at the option of IAG.

Unlike the Existing RES Terms, this means that Exchange into Amended Preference Shares may be outside the control of IAG.

1.7.2 What are Exchange Events?

The Exchange Events are:

- a Liquidation Event occurs in relation to the Issuer or IAG;
- an Interest Payment is not paid in full within 40 Business Days of the scheduled Interest Payment Date for any reason other than due to an APRA Condition existing on the relevant Interest Payment Date;
- the Amended RES are not Redeemed or Converted within 20 Business Days of the Realisation Date;
- IAG fails to comply with the distribution restrictions (refer to Section 1.3.8);
- an Issuer Change of Control Event occurs; or
- unless APRA otherwise specifies in writing:
  (1) APRA determines, in writing, that the Group's capital base is less than its MCR;
  (2) APRA issues a written direction for the Group to increase its capital;
  (3) APRA revokes the authorisation of any general insurer within the Group pursuant to section 15(1) of the Insurance Act 1973 (Cwlth) or any non-operating holding company within the Group pursuant to section 21(1) of the Insurance Act 1973 (Cwlth) or proceedings have been commenced for the winding-up of such a general insurer or non-operating holding company (in each case other than in connection with a transfer, amalgamation or cessation of business while solvent on terms approved by APRA);
  (4) any event under applicable foreign law equivalent to an event that is an Exchange Event under paragraph (3) above, which occurs in relation to a Material Foreign Subsidiary;
  (5) the retained earnings of the Group, on a consolidated basis, fall by more than $1 billion from the level indicated in the 30 June 2009 annual group accounts (e.g. retained earnings of negative $1.6 billion would cause an Exchange Event); or
  (6) a Company Group Event occurs and the proceeds of the Amended RES are not redeployed within the Group on terms approved by APRA so that the Amended RES continue to constitute Tier 1 Capital or Upper Tier 2 Capital for the Group.

1.7.3 What happens on Exchange?

On Exchange, the Amended RES will be transferred by you to IAG in consideration for IAG issuing the Amended Preference Shares. Exchange is automatic and irrevocable and the Amended RES Terms contain provisions to facilitate Exchange being effected without further act on the part of a RES Holder. Following Exchange, instead of receiving Interest Payments on the Amended RES, you will receive Dividends from IAG on the Amended Preference Shares, subject to the Amended Preference Share Terms. The Amended Preference Shares have substantially the same terms as the Amended RES so that your rights to a distribution and your rights and obligations in respect of the Redemption, Conversion or Resale of the Amended Preference Shares are equivalent to the corresponding rights and obligations in relation to the Amended RES.

Unlike the Existing Preference Shares, the issue price of the Amended Preference Shares will not be subject to the Redemption Amount on the Existing RES (which may be less than $100, depending upon the Portfolio). Instead, the Issue Price will be the obligation to transfer the Amended RES to IAG and this will be automatically satisfied upon an Exchange occurring. All calculations concerning Dividends, Conversion and the Liquidation Sum will then be based on $100 per Amended Preference Share rather than the Preference Share Issue Price. Accordingly, compared to the Existing Preference Shares, the value of the Amended Preference Share is not subject to the value of the Portfolio at the time of Exchange.

1.7.4 What happens if IAG fails to issue the Amended Preference Shares?

If IAG fails to issue the Amended Preference Shares upon an Exchange, then you will have no claim against the Issuer for that failed Exchange and any claim in respect of Amended RES will be limited to:

- an order for specific performance that IAG issue the Amended Preference Shares according to the Amended RES Terms; or
- such monetary claim on IAG which you would have had if the Amended Preference Shares had been issued in accordance with the Amended RES Terms. Such claim on IAG ranks subordinate to claims of all IAG Senior Creditors as provided in the Trust Deed.

1.8 YOUR RIGHTS TO REQUEST REDEMPTION OR CONVERSION

1.8.1 How will your rights to request Redemption change under the Amended RES change?

Under the Existing RES Terms, you have the right to request Redemption of your Existing RES on any Reset Date or if a Trigger Event (see definition below) occurs.

To allow the Amended RES to qualify as Innovative Tier 1 Capital, this right will change so that you will no longer have a right to request Redemption of your Amended RES on any Reset Date or if a Trigger Event occurs. Instead, you will have the right to request Conversion of your Amended RES on any Reset Date or following the occurrence of an Acquisition Event. You will no longer have any right to request Redemption (or Conversion) if a Trigger Event occurs.

In response to your request for Conversion, the Issuer may decide, at its discretion, to Redeem (subject to APRA's prior written approval) or Convert or Resell the Amended RES for which you requested Conversion. This is like the Issuer's discretion to Redeem, Convert or Resell the Existing RES in response to a RES Holder's request for Redemption under the Existing RES Terms.

A Trigger Event under the Existing RES Terms means the occurrence of any of the following events:

- an Interest Payment is not paid in full for any reason (except because of the current Interest Payment Tests) within 20 Business Days of the relevant Interest Payment Date;
- a Liquidation Event occurs in relation to IAG or a Liquidation Event (other than a Winding-Up Event) occurs in relation to the Issuer or IAG Portfolio;
- Ordinary Shares are suspended from trading on ASX for a period of 20 consecutive Business Days;
- IAG makes an announcement to ASX that it intends to sell all or substantially all of its business, undertaking or assets other than to effect a solvent reconstruction; or
- the Issuer or IAG Portfolio ceases to be, directly or indirectly, a subsidiary of IAG.

1.8.2 Can you request Redemption or Conversion under the Amended Preference Shares?

Under the Existing Preference Share Terms, you do not have any right to request Redemption or Conversion of your Existing Preference Shares.

Under the Amended Preference Share Terms, you will have a new right to request Conversion of your Amended Preference Shares on any Reset Date or following the occurrence of an Acquisition Event.

In response to your request for Conversion, IAG may decide, at its discretion, to Redeem (subject to APRA's prior written approval) or Convert or Resell Amended Preference Shares in respect of which you requested Conversion.

1.8.3 How can you exercise your right to request Conversion?

You can exercise your right to request Conversion by sending the Issuer a RES Holder Conversion Notice under the Amended RES Terms, or by sending IAG a Preference Shareholder Conversion Notice under the Amended Preference Share Terms. The Issuer or IAG, as applicable, will respond with an Issuer Notice or a Preference Share Exchange Notice, as applicable, detailing which of Redemption, Conversion or Resale will apply.

1.8.4 Are there any limitations on your right to request Conversion?

Under the Amended RES Terms, an Issuer Notice given by the Issuer pursuant to its rights to initiate a Redemption, Conversion or Resale (see Section 1.9.1) will prevail over a RES Holder Conversion Notice regardless of which is given first. Similarly, if IAG gives an Exchange Notice under the Amended RES Terms due to an Exchange Event which is a Liquidation Event in respect of IAG, that notice will also prevail over a RES Holder Conversion Notice regardless of which is given first.

If an Exchange Event occurs (other than a Liquidation Event in respect of IAG) or IAG decides at its option to Exchange Amended RES for Amended Preference Shares after a RES Holder Conversion Notice or an Issuer Notice has been given (but before Redemption, Conversion or Resale has occurred), the Exchange into Amended Preference Shares will be carried out despite the RES Holder Conversion Notice or the Issuer Notice but the Amended Preference Shares, when issued, will be Redeemed, Converted or Resold on the same basis that would have applied to the Amended RES if the Exchange had not occurred (subject to necessary adjustments to time periods).

Under the Amended Preference Share Terms, a Preference Share Exchange Notice given by IAG pursuant to its rights to initiate a Redemption, Conversion or Resale (see Section 1.9.2) will prevail over a Preference Shareholder Conversion Notice regardless of which is given first.

1.9 THE ISSUER'S AND IAG'S RIGHT TO INITIATE REDEMPTION, CONVERSION OR RESALE

1.9.1 What are the Issuer's rights to initiate a Redemption, Conversion or Resale under the Amended RES?

Under the Existing RES Terms, the Issuer may Redeem or Convert:

- all or some Existing RES on any Reset Date;
- all or some Existing RES at any time, if a Tax Event or a Regulatory Event has occurred;
- all or some Existing RES at any time, if an Acquisition Event has occurred; or
- all (but not some only) Existing RES at any time, if there are less than one million Existing RES on issue.

Under the Amended RES Terms these terms are similar but key differences are that:

- the Issuer may also Resell the Amended RES;
- it will also have these rights upon a Potential Acquisition Event, as well as on an Acquisition (a Potential Acquisition Event will occur at an earlier point in any acquisition process – see the definition of Potential Acquisition Event in the Amended RES Terms); and
- a Regulatory Event will occur not only if the Amended RES are not Innovative Tier 1 Capital but also to the extent the Group is not entitled to treat the Amended RES as Upper Tier 2 Capital. This is because the total hybrid capital the Group will have on issue once the Amended RES are amended exceeds the Group's limit on Innovative Tier 1 Capital – see Section 1.2.2 above.

The Issuer's right to Redeem Amended RES is subject to the prior written approval of APRA.

1.9.2 What are IAG's rights to initiate Redemption, Conversion or Resale under the Amended Preference Shares?

Under the Existing Preference Share Terms, IAG may Redeem or Convert the Existing Preference Shares:

- all or some Existing Preference Shares at any time, if a Tax Event or a Regulatory Event has occurred;
- all (but not some only) Existing Preference Shares at any time, if there are less than one million Existing Preference Shares on issue;
- no later than 35 Business Days after IAG has announced that an Acquisition Event has occurred and in respect of all (but not some only) Existing Preference Shares; or
- at least 35 Business Days (but not more than three months) before any Dividend Payment Date from, and including, the Step-Up Date, in respect of all or some Existing Preference Shares.

To reflect the removal of the Step-Up Date and the inclusion of the reset feature, these rights will be changed to allow IAG to Redeem, Convert or Resell:

- all or some Amended Preference Shares at any time, if a Tax Event or a Regulatory Event has occurred;
- all (but not some only) Amended Preference Shares at any time, if there are less than one million Amended Preference Shares on issue;
- in respect of all (but not some only) Amended Preference Shares, if a Potential Acquisition Event or an Acquisition Event has occurred; or
- at least 35 Business Days (but not more than three months) before any Reset Date which occurs while the Amended Preference Shares are on issue.

The changes made to Potential Acquisition Event and Regulatory Event correspond to the changes made in the Amended RES Terms.

IAG's right to Redeem Amended Preference Shares is subject to the prior written approval of APRA.

1.10 CONVERSION

1.10.1 Will Conversion under the Amended RES or Amended Preference Shares be different to the existing Conversion mechanics?

No, although the Redemption Amount under the Amended RES Terms will be fixed at $100 and the numerator in the equation to determine the Conversion Number under the Amended Preference Share Terms will similarly be fixed at $100, rather than being a Preference Share Issue Price which could be less than $100 according to the proceeds from the realisation of the Portfolio.

Accordingly, under the Amended RES, the Conversion Number (i.e. the number of Ordinary Shares you receive upon a Conversion) will be calculated as:

$$\frac{\text{Redemption Amount}}{\text{VWAP x (1 – conversion discount of 2.50\%)}}$$

The Redemption Amount will be fixed at $100.

Under the Amended Preference Shares, the Conversion Number (i.e. the number of Ordinary Shares you receive upon a Conversion) will be calculated as:

$$\frac{\$100}{\text{VWAP x (1 – conversion discount of 2.50\%)}}$$

1 ANSWERS TO KEY QUESTIONS

1.11 REDEMPTION

1.11.1 Will Redemption under the Amended RES or Amended Preference Shares be different to the existing Redemption mechanics?	No, although the Redemption Amount under the Amended RES Terms and the amount due on Redemption of the Amended Preference Shares will be fixed at $100, rather than an amount which could be less than $100 according to the proceeds from the realisation of the Portfolio.

1.12 RESALE

1.12.1 What is Resale?	Under the Existing RES Terms, the Issuer has the right to respond to a RES Holder request for Redemption by arranging for the resale of Existing RES to a third party. To help the terms of the Amended RES and the Amended Preference Shares reflect current market practices for Tier 1 Capital instruments, the Resale mechanics are being expanded in the Amended RES Terms and introduced into the Amended Preference Share Terms. The Amended RES Terms and the Amended Preference Share Terms allow the Issuer or IAG (as applicable), following your request for Conversion or after certain events occurring, to arrange the sale of your Amended RES or Amended Preference Shares (as applicable) to a third party (Nominated Purchaser) for an amount equal to $100. You will retain the right to any Interest Payment or Dividend (as applicable) due on the date that the Resale occurs on.
1.12.2 What happens if a Resale fails?	If a Nominated Purchaser does not pay the Resale Price, the Resale process will be cancelled and Amended RES or Amended Preference Shares (as applicable) will not otherwise be Redeemed, Converted or Resold. Where a RES Holder/Preference Shareholder has requested Conversion, the Issuer or IAG (as applicable) must (subject to any right IAG has to Exchange Amended RES into Amended Preference Shares) elect to Redeem (subject to APRA's prior written approval) Convert or Resell those Amended RES/Amended Preference Shares. In any other case, the Issuer or IAG may elect to Redeem (subject to APRA's prior written approval) or Convert or Resell all (but not some) Amended RES/ Amended Preference Shares referable to the defaulting Nominated Purchaser. The date for new Resale, Conversion or Redemption will be no later than 45 Business Days on which the Resale was originally scheduled to occur.

1.13 AMENDMENT PROCESS

1.13.1 How are the proposed Amendments being effected?	The proposed Amendments will only come into effect if the resolution set out in the Notice of Meeting is approved by Special Resolution passed at the RES Holder Meeting. The Special Resolution will pass if at least 75% of votes cast at the RES Holder Meeting are in favour of the resolution. If the Special Resolution is passed, the Issuer and IAG propose to enter into a deed with the Trustee which will have the effect of amending and restating the Trust Deed, the Existing RES Terms and the Existing Preference Share Terms from, and including, the Amendment Date.
1.13.2 How many votes are needed for the proposed Amendments to be approved?	For the proposed Amendments to be approved, a Special Resolution of RES Holders must be passed. This requires that at least 75% of votes cast at the RES Holder Meeting (including proxies) approve the Amendments (and does not require the vote of at least 75% of all RES Holders).

1.13.3 When will the proposed Amendments take effect?	If approved, the proposed Amendments will take effect on the Amendment Date, which is scheduled to be 15 December 2009.
1.13.4 Will the Amended RES continue to be quoted on ASX?	Yes, the Amended RES will continue to be quoted on ASX.
1.13.5 What are the proposed amendments to the Trust Deed?	It is proposed that the Trust Deed be amended as necessary to complement and be consistent with the proposed Amendments. Because the Portfolio is being terminated, the key change to the Trust Deed will be the deletion of the security over the Portfolio which the Trustee currently holds on trust for RES Holders. For more information on the amendments to the Trust Deed, see Section 7.2.

1.14 MEETING DETAILS

	See the Notice of Meeting for complete details of the RES Holder Meeting.
1.14.1 When is the meeting?	The RES Holder Meeting will be held on 9 December 2009, commencing at 4.00pm, with registration starting at 3.30pm.
1.14.2 Where is the meeting?	The RES Holder Meeting will be held at Hilton Sydney, 488 George Street, Sydney NSW 2000.
1.14.3 Who can vote?	To be eligible to vote on the proposed Amendments, you must be a registered holder of Existing RES at 7.00pm on 2 December 2009.
1.14.4 Can I vote before the meeting?	No, either you, your attorney, your corporate representative, or your proxy must attend the meeting in order to vote. See the Notice of Meeting for further details.
1.14.5 Can I vote at the meeting?	Yes, if you are an eligible RES Holder, you can vote in person at the RES Holder Meeting, or you may appoint a proxy, attorney or, in the case of a corporate RES Holder, a corporate representative to vote on your behalf.
1.14.6 Do I have to vote?	No, you do not have to vote on the proposed Amendments. However, if passed, the proposed Amendments will bind all RES Holders, so you should read this entire Explanatory Statement to understand the impact the proposed Amendments will have on your investment in the Existing RES. If, after reading this Explanatory Statement, you are still unsure whether, or how, to vote on the proposed Amendments, you should consult your accountant, stockbroker, lawyer or other professional adviser.
1.14.7 Will I be bound by the proposed Amendments if they are approved even if I do not vote or I vote against them?	Yes, if the proposed Amendments are passed by a Special Resolution, you will be bound by the Amendments and your Amended RES will be governed by the Amended RES Terms and the Amended Preference Shares will be governed by the Amended Preference Share Terms (if issued), even if you did not vote or voted against the Amendments.

1.15 ADDITIONAL QUESTIONS

1.15.1 What are the risks of holding the Amended RES?	The risk profile of the Existing RES and Existing Preference Shares will change if the proposed Amendments are approved. There are particular risks associated with holding the Amended RES and Amended Preference Shares, as well as common risks regardless of whether the Amendments are approved. There are also general risks associated with the Group and the general insurance industry. These risks are set out in Section 4.
1.15.2 What are the taxation consequences of holding the Amended RES?	The taxation consequences of holding the Amended RES will depend on your individual circumstances. You should obtain your own taxation advice before you decide whether, or how, to vote. A general outline of the Australian taxation consequences for holding the Amended RES and the Amended Preference Shares is in the Taxation Letter from Mallesons Stephen Jaques in Section 5. The Issuer has applied to the Australian Taxation Office (**ATO**) for a class ruling in relation to the proposed Amendments. The class ruling will cover Australian income tax and CGT consequences for RES Holders arising from approving the proposed Amendments.
1.15.3 How can I find out more information about the proposed Amendments?	A number of relevant documents are available free of charge from the Issuer or IAG prior to the RES Holder Meeting – see Section 7.1. If, after reading this Explanatory Statement, you have any questions, then please contact your accountant, stockbroker, lawyer or other professional adviser or call the **RES Information Line** on **1300 666 635** if calling from within Australia, **+61 3 9415 4210** from outside Australia, Monday to Friday (8.30am–5.30pm).

2

EFFECT OF THE PROPOSED AMENDMENTS ON THE ISSUER

The Issuer is a wholly-owned subsidiary of IAG. The Existing RES commenced trading on ASX on 12 January 2005.

2.1 ABOUT THE ISSUER

The Issuer is a wholly-owned subsidiary of IAG. The Issuer has responsibility for raising finance for the New Zealand operations of the Group and for management of their ongoing treasury requirements. The New Zealand branch of the Issuer employs a branch manager to manage the performance of these functions.

The Issuer has undertaken to consult with APRA prior to any change to its business operations.

The Issuer utilises and is subject to IAG's corporate governance framework, including risk, compliance and capital management policies, procedures and controls. The key corporate governance practices followed by the Issuer are the same as those of the Group. The corporate governance framework and practices of the Group are disclosed in IAG's 2009 annual report, which is separately available on IAG's website at www.iag.com.au.

2.1.1 Board of directors of the Issuer

The board of the Issuer consists of four Directors, who have been selected with regard to their diverse and extensive experience in the finance industry. The Directors of the Issuer are: Mr James Strong, Mr Michael Wilkins, Mr Hugh Fletcher and Mr Nicholas Hawkins.

James Strong AO – Chairman and Independent Non-executive Director, age 65

Insurance industry experience

James Strong was appointed as a director of IAG Finance (New Zealand) Limited in November 2004. James was also appointed as Chairman of IAG in August 2001. He is a member of the IAG Nomination, Remuneration & Sustainability Committee. James is also Chairman of Insurance Manufacturers of Australia Pty Limited, a general insurance underwriting joint venture with RACV Ltd.

Other business experience

James is also Chairman of Woolworths Limited, the Australia Council for the Arts and Kathmandu Holdings Limited. He is a director of Qantas Airways Limited and the Australian Grand Prix Corporation.

James was formerly the chief executive and managing director of Qantas Airways Limited from 1993 to 2001, chairman of Rip Curl Group Pty Limited, group chief executive of DB Group Limited in New Zealand, national managing partner and later chairman of law firm Corrs Chambers Westgarth, chief executive of Trans Australian Airlines (later Australian Airlines) and executive director of the Australian Mining Industry Council.

He has been admitted as a barrister and/or solicitor in various state jurisdictions in Australia. In 2006 James was made an Officer of the Order of Australia.

Directorships of other listed companies held in past three years

- Woolworths Limited since 10 March 2000;
- Insurance Australia Group Limited since 2 August 2001; and
- Qantas Airways Limited since 1 July 2006.

Michael Wilkins BCom, MBA, DLI, FCA – Managing Director and Chief Executive Officer, age 53

Insurance industry experience

Michael Wilkins was appointed as a director of IAG Finance (New Zealand) Limited in May 2008. Michael was also appointed as Managing Director and Chief Executive Officer in May 2008 after holding the position of chief operating officer and director of IAG since November 2007.

Michael has more than 25 years experience in the insurance and financial services sector. He is a director of the Insurance Council of Australia.

Michael was formerly the managing director of Promina Group Limited (from August 1999 to March 2007), managing director of Tyndall Australia Limited (from 1994 to 1999) and director of the Investment and Financial Services Association.

Other business experience

He is currently a non-executive director of Maple-Brown Abbott Limited and a former non-executive director of Alinta Limited.

In 2004, Michael was voted as Outstanding Chartered Accountant in Business and in 2005 as ANZIIF Insurance Personality of the Year.

2 EFFECT OF THE PROPOSED AMENDMENTS ON THE ISSUER

Directorships of other listed companies held in past three years

- Promina Group Limited from 1 August 1999 to 20 March 2007;
- Alinta Limited from 18 July 2005 to 31 August 2007; and
- Insurance Australia Group Limited from 26 November 2007.

Hugh Fletcher BSc/BCom, MCom (Hons), MBA – Independent Non-executive Director, age 61

Insurance industry experience
Hugh Fletcher was appointed as a director of IAG Finance (New Zealand) Limited on 31 August 2008. Hugh was also appointed as a director of IAG in September 2007 and as a director of the IAG New Zealand Limited board in July 2003. He is a member of the IAG Audit, Risk Management & Compliance Committee.

Hugh was formerly chairman (and independent director since December 1998) of New Zealand Insurance Limited and CGNU Australia.

Other business experience
Hugh is also a non-executive director of the Reserve Bank of New Zealand, Fletcher Building Limited, Rubicon Limited and Vector Limited and Councillor of The University of Auckland.

Hugh was formerly chief executive officer of Fletcher Challenge Limited – a New Zealand headquartered corporation with assets in the global building, energy, forestry and paper industries. Hugh retired from an executive position in December 1997 after 28 years as an executive, 11 of which he served as chief executive.

Directorships of other listed companies held in past three years

- Fletcher Building Limited since 31 January 2001; and
- Insurance Australia Group Limited since 1 September 2007.

Nicholas Hawkins BCom, FCA – Executive Director and Chief Financial Officer, age 41

Insurance industry experience
Nicholas Hawkins was appointed as a director of IAG Finance (New Zealand) Limited on 31 August 2008 and as Chief Financial Officer of IAG in July 2008. Since joining IAG in 2001 he has held senior positions in the Group, most recently as chief executive officer of IAG New Zealand Limited.

He has also had several senior roles in IAG including head of asset management and group strategy and prior to that, as general manager, group finance.

Other business experience
Before joining IAG, Nicholas was a partner with the international accounting firm KPMG, where he specialised in working with financial services clients.

Directorships of other listed companies held in past three years

- None.

2.2 PRO FORMA FINANCIAL INFORMATION

The following tables set out the pro forma financial information of the Issuer as at 30 June 2009 under two scenarios. The first scenario assumes that the Amendments are approved (**Amended RES case**) and the second scenario assumes that the Amendments are not approved and the Existing RES are Exchanged into Existing Preference Shares (**Existing Preference Shares case**).

2.2.1 Issuer's pro forma balance sheet as at 30 June 2009 – Amended RES case

If the Amendments are approved, the Amended RES continue to be recognised on the Issuer's balance sheet together with the associated "loans to a related body corporate" under a new loan agreement.

$'000	30 June 2009	Pro forma adjustments	Pro forma
Assets			
Cash and short-term money held	297	–[3]	297
Loans to a related body corporate	551,014	–	551,014
Other assets	9	–	9
Total assets	551,320	–	551,320
Liabilities			
Reset exchangeable securities	548,907	1,093[2]	550,000
Interest payable on reset exchangeable securities	759	–	759
Other liabilities	249	–	249
Total liabilities	549,915	1,093	551,008
Net assets	1,405	(1,093)	312
Equity			
Share capital	–[1]	–	–[1]
Retained earnings	1,405	(1,093)[2,3]	312
Total equity	1,405	(1,093)	312

Notes:

1 The share capital is $1.00 and rounded to zero.

2 Remaining capitalised transaction costs of $1,093,000 relating to the issue of the Existing RES are fully amortised through the income statement.

3 Transaction costs of $5 million in relation to the proposed Amendments will be expensed in the income statement. The transaction costs of $5 million will be reimbursed by the New Zealand operations resulting in a net nil impact on cash and the income statement.

2.2.2 Issuer's pro forma balance sheet as at 30 June 2009 – Existing Preference Shares case

If the Amendments are not approved and the Existing RES are exchanged, the Issuer's "loans to a related body corporate" will be extinguished and the Existing RES will be Exchanged into Existing Preference Shares.

$'000	30 June 2009	Pro forma adjustments	Pro forma
Assets			
Cash and short-term money held	297	255[2]	552
Loans to a related body corporate	551,014	(551,014)[2]	–
Other assets	9	–	9
Total assets	551,320	(550,759)	561
Liabilities			
Reset exchangeable securities	548,907	(548,907)[2]	–
Interest payable on reset exchangeable securities	759	(759)[2]	–
Other liabilities	249	–	249
Total liabilities	549,915	(549,666)	249
Net assets	1,405	(1,093)	312
Equity			
Share capital	–[1]	–	–[1]
Retained earnings	1,405	(1,093)[3,4]	312
Total equity	1,405	(1,093)	312

Notes:

1 The share capital is $1.00 and rounded to zero.

2 Upon Exchange, it is expected that loans to a related body plus accrued interest receivable and interest payable on Existing RES will be repaid. The Existing RES will be exchanged into Existing Preference Shares. The net impact of these transactions will result in net cash receipt of $255,000.

3 Remaining capitalised transaction costs of $1,093,000 relating to the issue of the Existing RES are fully amortised through the income statement.

4 No transaction costs will be incurred by the Issuer in this case.

3

EFFECT OF THE PROPOSED AMENDMENTS ON THE GROUP

3.1 ABOUT IAG

IAG has a portfolio of general insurance businesses, with leading and established brands across its home markets of Australia and New Zealand, a specialist underwriter in the United Kingdom and a growing presence in Asia.

IAG is headquartered in Australia and employs approximately 12,600 people worldwide on a full time equivalent basis. As at 30 June 2009, IAG's market capitalisation was $7.3 billion with total Group assets of $19.3 billion and insured property valued at more than $1,225 billion.

For the year ended 30 June 2009, the Group grew gross written premium (**GWP**) by 0.63% to $7,842 million and net profit after tax (**NPAT**) increased to $247 million from a loss of $226 million in the 2008 financial year. Refer to IAG's website for more information at www.iag.com.au.

3.1.1 Business strategy

The Group's strategy is to manage a portfolio of high-performing, customer-focused, diverse operations that provide general insurance in a manner that delivers superior experiences for stakeholders and creates value for shareholders.

The Group's financial targets are to deliver through the cycle:

- top quartile total shareholder return; and
- return on equity (**ROE**) greater than 1.5 times the weighted average cost of capital.

The Group's strategic priorities are to:

- continue to improve the performance of the Australian and New Zealand businesses;
- pursue selective general insurance growth opportunities; and
- drive operational performance and accountability.

3.1.2 Business profile

GWP split by product (FY09)

The Group offers a range of insurance products:


38% Motor
22% Home
16% Short-tail Commercial
11% CTP (Motor Liability)
5% Liability
5% Other Short-tail
3% Workers' Comp

Source: IAG FY09 Investor Report

GWP split by region (FY09)

The Group's activities are conducted in four main regions: Australia, New Zealand, the United Kingdom and Asia.


74% Australia
12% New Zealand
12% United Kingdom
2% Asia

Source: IAG FY09 Investor Report

GWP split by channel (FY09)

It also offers insurance products through three distinct channels: direct, affinity and broker/agent.


47% Direct
41% Broker/agent
12% Affinity

Source: IAG FY09 Investor Report

Australia

IAG's businesses offer a range of insurance products both direct to customers, through a network of branches, agencies, call centres and online, and through intermediary channels, such as brokers, authorised representatives, business partners (including financial institutions) and motor dealers.

Australia Direct

Direct insurance products, which include personal insurance as well as business insurance packages targeted at sole operators and smaller businesses, are sold under the NRMA Insurance brand in NSW, the ACT, Queensland and Tasmania. SGIO is the primary brand in Western Australia, and SGIC in South Australia. In Victoria, the Group distributes home, motor and other insurance products through its joint venture with RACV.

Australia Intermediated

CGU, IAG's Australian intermediated insurance business, is one of Australia's leading commercial insurers, one of the largest providers of workers' compensation services and the foremost insurer to the country's regional and rural communities. CGU offers a comprehensive range of commercial, rural and personal insurance products for individuals, families, farms and businesses. CGU distributes its products through a network of over 75 branches, 1,000 insurance brokers and authorised representatives, and more than 100 business partners including financial institutions.

The Buzz

The Buzz was launched in May 2009 as a standalone Australian online insurance business initially focusing on car insurance. RACV has a 30% interest in The Buzz.

New Zealand

The New Zealand business is the leading insurance provider in New Zealand in the direct channel and a leading insurer in the broker/agent channel. The Group provides insurance products directly to customers under its State brand and indirectly, through insurance brokers and agents, under its NZI brand. The personal lines and simplified commercial products are also distributed through agents and under third party brands by corporate partners, which include large financial institutions.

United Kingdom

In the United Kingdom, IAG has a specialist motor underwriting operation, Equity Red Star. Commencing operations in 1946, Equity Red Star has grown to become the largest motor syndicate at Lloyd's, providing insurance to business and personal lines customers. It was acquired by IAG in 2007. The United Kingdom business also includes the Equity Broking affinity business and specialist commercial broker Barnett & Barnett.

Asia

The Group has interests in four businesses in Asia – controlling economic interests in NZI and Safety Insurance in Thailand; a 49% share of AmG, a general insurance joint venture in Malaysia; and 100% ownership of the Beijing Continental Automobile Association, a roadside assistance and insurance agent operation in China. In November 2008, the Group agreed to form a general insurance joint venture with State Bank of India, which is expected to commence trading in 2010.

3.2 FINANCIAL OVERVIEW

The following tables set out the pro forma financial information of the Group as at 30 June 2009 under two scenarios. The first scenario assumes that the Amendments are approved (**Amended RES case**) and the second scenario assumes that the Amendments are not approved and the Existing RES are Exchanged into Existing Preference Shares (**Existing Preference Shares case**).

3.2.1 Balance sheet

3.2.1.1 Group's pro forma balance sheet as at 30 June 2009 – Amended RES case

If the Amendments are approved, the Amended RES and the proceeds associated with the liquidated investment portfolio will be recognised on the Group's balance sheet. The existing Exchange right currently recognised on the balance sheet will have no value to IAG and is required to be written off through the income statement (reversing all the fair value movements of the Exchange right previously recognised in the income statement).

$ million	30 June 2009	Pro forma adjustments	Pro forma
Investments	10,563	545[1]	11,108
Trade and other receivables	887	(96)[2]	791
Goodwill and other intangibles	2,278	–	2,278
Other assets	5,587	–	5,587
Total assets	19,315	449	19,764
Claims outstanding and unearned premium	11,888	–	11,888
Interest bearing liabilities	1,053	550[3]	1,603
Other liabilities	1,538	(1)[4]	1,537
Total liabilities	14,479	549	15,028
Net assets	4,836	(100)	4,736
Equity attributable to shareholders	4,671	(100)[2,4]	4,571
Minority interests	165	–	165
Total equity	4,836	(100)	4,736

Notes:

1 The proceeds associated with the liquidated investment portfolio of $550 million (which is equal to the face value of the Amended RES), net of transaction costs of $5 million, are recognised on the balance sheet. This investment portfolio is no longer a security in favour of the Amended RES.

2 The fair value of the Exchange right in the Existing RES ($96 million) is recognised on the Group's balance sheet as at 30 June 2009 under trade and other receivables. The Exchange right will be extinguished if the Amendments are approved and thus the fair value of the Exchange right recognised since the Existing RES were issued will be written off through the income statement. Following an increase in the Existing RES price in the three months since 30 June 2009, the fair value of the Exchange right has reduced significantly.

3 Represents the face value of the Amended RES.

4 Transaction costs of $5 million in relation to the proposed Amendments, net of the income tax impact of $1 million, will be recognised through the income statement.

3 EFFECT OF THE PROPOSED AMENDMENTS ON THE GROUP

3.2.1.2 Group's pro forma balance sheet as at 30 June 2009 – Existing Preference Shares case

If the Amendments are not approved and the Existing RES are Exchanged the Group will recognise Existing Preference Shares of $454 million and the proceeds associated with the liquidated investment portfolio on the Group's balance sheet. The fair value of the Exchange right is accounted for as a reduction in the consideration received from the issue of the Existing Preference Shares.

$ million	30 June 2009	Pro forma adjustments	Pro forma
Investments	10,563	550[1]	11,113
Trade and other receivables	887	(96)[2]	791
Goodwill and other intangibles	2,278	–	2,278
Other assets	5,587	–	5,587
Total assets	19,315	454	19,769
Claims outstanding and unearned premium	11,888	–	11,888
Interest bearing liabilities	1,053	–	1,053
Other liabilities	1,538	–	1,538
Total liabilities	14,479	–	14,479
Net assets	4,836	454	5,290
Equity attributable to shareholders	4,671	454[2,3]	5,125
Minority interests	165	–	165
Total equity	4,836	454	5,290

Notes:

1 Represents the proceeds of the liquidated investment portfolio of $550 million.

2 The fair value of the Exchange right in the Existing RES ($96 million) is recognised on the Group's balance sheet as at 30 June 2009 under trade and other receivables. Upon Exchange, the fair value of the Exchange right is accounted for as a reduction in the consideration received from the issue of the Existing Preference Shares. Following an increase in the Existing RES price in the three months since 30 June 2009, the fair value of the Exchange right has reduced significantly.

3 Fair value of the Existing Preference Shares Exchanged are classified as equity net of the fair value of the Exchange right.

4 No material transaction costs would be incurred for exercising the Exchange right by IAG.

3.2.2 Pro forma capital adequacy

The following table sets out the Group's pro forma capital adequacy position based on the Group's audited balance sheet as at 30 June 2009 – adjusted as if the proposed Amendments are approved.

In the event that the proposed Amendments are approved, it is assumed that the Amended RES will be eligible to constitute Tier 1 Capital up to the regulatory limit for Innovative Tier 1 Capital of 15% of Net Tier 1 Capital, with the remainder constituting Upper Tier 2 Capital. The reduction in MCR represents the reversal of the investment risk charge on the fair value of the Exchange right (which is required to be written off) offset by the investment risk charge on the liquidated investment portfolio recognised on the Group's balance sheet. On this basis, the Amended RES will increase the Group's MCR multiple by approximately 0.24. This assumes no material change in the Group's capital adequacy position prior to the proposed Amendments.

Group's pro forma capital adequacy position as at 30 June 2009

$ million	30 June 2009	Pro forma adjustments	Pro forma
Tier 1 Capital	2,983	(3)[1]	2,980
Tier 2 Capital	590	453[2]	1,043
Regulatory capital base	3,573	450	4,023
MCR	1,997	(16)	1,981
MCR multiple (x)	1.79	0.24	2.03

Notes:

1 Includes $97 million of Amended RES eligible for inclusion within the Group's Innovative Tier 1 Capital, net of the write-off of $96 million which represents the fair value of the Exchange right previously recognised in the income statement and the transaction costs ($5 million) net of tax ($1 million) which are expensed through the income statement.

2 Remainder of Amended RES ($453 million) is included as Upper Tier 2 Capital.

In the event that the proposed Amendments are not approved and the Existing RES are Exchanged into Existing Preference Shares, the pro forma MCR multiple of 2.03 shown above remains unchanged. However, the regulatory capital base split between Tier 1 and Tier 2 Capital will be as follows: Tier 1 Capital $3,097 million; and Tier 2 Capital $930 million.

3.3 CREDIT RATINGS

	Issue Credit Rating	Issuer Credit Rating	IAG's Credit Rating
Amended RES[1]	"A–"	–	–
IAG[2]	–	"A+" (Stable outlook)	"AA–" (Stable outlook)

1 S&P has indicated that the Amended RES will retain the current Issue Credit Rating.

2 S&P has affirmed IAG's Issuer Credit Rating of "A+" (Stable outlook) and IAG's Credit Rating of "AA–" (Stable outlook) on 26 June 2009.

Rating definitions used by S&P are as follows:

- an Issue Credit Rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program;
- an Issuer Credit Rating is a current opinion of an obligor's overall financial capacity (its creditworthiness) to pay its financial obligations. This opinion focuses on the obligor's capacity and willingness to meet its financial commitments as they come due. It does not apply to any specific financial obligation, as it does not take into account the nature of and provisions of the obligation, its standing in bankruptcy or liquidation, statutory preferences, or the legality and enforceability of the obligation. In addition, it does not take into account the creditworthiness of the guarantors, insurers, or other forms of credit enhancement on the obligation;
- IAG's Credit Rating is a forward-looking opinion about the financial security characteristics of an insurance organisation with respect to its ability to pay under its insurance policies and contracts in accordance with their terms; and

- a Rating Outlook assesses the potential direction of a long-term counterparty credit rating over the intermediate term (typically six months to two years). In determining a Rating Outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A Rating Outlook is not necessarily a precursor of a rating change or future creditwatch action.

According to S&P:

- an Issue Credit Rating of "A" describes an obligor to be somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong;
- an Issuer Credit Rating of "A" describes an obligor that has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories;
- an IAG's Credit Rating of "AA" describes an insurer that has very strong financial security characteristics;
- the ratings from "AA" to "CCC" may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories; and
- a Rating Outlook "Stable" means that a rating is not likely to change in the near term.

Ratings are statements of opinion, not statements of fact or recommendations to buy, hold or sell securities (including the Amended RES and the Amended Preference Shares).

Ratings are subject to revision or withdrawal at any time.

4

INVESTMENT RISKS

This Section describes the risks:

1. **of holding the Amended RES and the Amended Preference Shares (if issued) if the proposed Amendments are approved;**
2. **of holding the Existing RES and the Existing Preference Shares (if issued) on their existing terms, if the proposed Amendments are not approved;**
3. **that are common to holding the securities regardless of whether the Amendments are approved; and**
4. **associated with the Group and the general insurance industry.**

Before deciding whether, or how, to vote, you should consider whether the Amended RES and the Amended Preference Shares (if issued) is a suitable investment for you. There are risks associated with holding the Amended RES as well as continuing to hold the Existing RES and the Existing Preference Shares (if issued) on their existing terms, many of which are outside the control of the Issuer or IAG. These risks include those in this Section and other matters referred to in this Explanatory Statement.

4.1 RISKS SPECIFIC TO HOLDING THE AMENDED RES AND THE AMENDED PREFERENCE SHARES IF THE PROPOSED AMENDMENTS ARE APPROVED

Set out below are certain risks associated with holding the Amended RES and the Amended Preference Shares. You should also consider the other risks in this Section as they relate to the Ordinary Shares into which the Amended RES or the Amended Preference Shares may be Converted and risks associated with the Group and the general insurance industry.

4.1.1 Loss of rights associated with the Existing RES

If the proposed Amendments are approved, then your rights will be governed by the Amended RES Terms from the Amendment Date and Amended Preference Share Terms (if the Amended Preference Shares are issued). This means you will lose your right to request Redemption of your Existing RES on 15 March 2010, which is the initial Reset Date under the Existing RES Terms, and the benefit of the security over the Portfolio. However, if the proposed Amendments are not approved, IAG will Exchange the Existing RES for Existing Preference Shares under the Existing RES Terms by 15 March 2010. Under the Existing Preference Share Terms, you have no right to request Redemption or Conversion and no benefit of any security. See Section 4.2 for the risks specific to holding the Existing RES and the Existing Preference Shares.

4.1.2 No remedies for non-payment and no events of default

Under the Existing RES Terms, if an Interest Payment is not paid other than due to the Interest Payment Tests not being met, then a Trigger Event occurs and you are entitled to request Redemption in respect of some or all of your Existing RES. There are also certain events of default under the Trust Deed (including non-payment of an amount owing under the Existing RES) which allow the Trustee to enforce the security over the Portfolio.

In contrast, under the Amended RES Terms, if the Issuer does not pay an Interest Payment either because the Interest Payment Tests are failed or because of any applicable law, then the Issuer has no liability to pay the unpaid amount of the Interest Payment and you have no claim in respect of such non-payment. Such non-payment does not constitute an event of default and you have no right to initiate a winding-up of, an administration in respect of, or the appointment of a receiver or a receiver and manager to, the Issuer for such non-payment. However, if an Interest Payment is not paid, then distribution restrictions apply so that IAG is restricted from paying dividends or distributions on capital or returning capital on Ordinary Shares without the approval of RES Holders subject to certain exceptions. See Sections 1.3.7 and 1.3.8.

The Directors may pass a resolution at any time resolving not to pay any Interest Payment.

However, under the Amended RES Terms, IAG must Exchange your Amended RES for Amended Preference Shares if an Interest Payment is not paid in full within 40 Business Days of the scheduled Interest Payment Date for any reason other than due to an APRA Condition existing on the relevant Interest Payment Date.

Like the Existing Preference Share Terms, the Amended Preference Share Terms do not have any remedies for non-payment of a Dividend. However, like the Amended RES, if a Dividend is not paid, restrictions on IAG paying dividends or distributions on capital or returning capital on Ordinary Shares, without the approval of Preference Shareholders, apply. These restrictions under the Amended Preference Share Terms will also apply where the Amended RES have been Exchanged for Amended Preference Shares due to the non-payment of Interest Payments.

However, if the proposed Amendments are not approved, IAG will Exchange the Existing RES for Existing Preference Shares under the existing RES Terms by 15 March 2010. If this occurs, you will also lose the remedies for non-payment of Interest Payments available to you under the Existing RES Terms.

4.1.3 Ability to make Interest Payments and/or pay Dividends
Interest Payments will only be paid on the Amended RES if the Interest Payment Tests are satisfied – see Section 1.3.4. Dividends will only be paid on the Amended Preference Shares if the Dividend Payment Tests for Amended Preference Shares are satisfied; see Section 1.3.5. In order to meet APRA's Tier 1 Capital criteria as APRA applies those criteria to the Group, the Interest Payment Tests and the Dividend Payment Tests are more restrictive than the Interest Payment Tests on the Existing RES.

There is a risk that one or more of the Interest Payment Tests or the Dividend Payment Tests may not be satisfied and therefore the Interest Payment or Dividend will not be paid. The Issuer or IAG (as applicable) is required to satisfy certain APRA requirements in order to make Interest Payments or pay Dividends. These requirements do not apply to Interest Payments on the Existing RES, however, Dividend Payment Tests (which include certain APRA requirements) would apply to Existing Preference Shares as set out in the Existing Preference Share Terms.

Interest Payments and Dividends are non-cumulative, and therefore any Interest Payment which is not paid or Dividend which is not declared is not required to be made up in subsequent periods. Like other insurance and financial services groups, due to the Group's volatility of earnings, there can be no guarantee that in certain years IAG will have sufficient profits to satisfy APRA's requirements.

See Section 4.4 for an outline of the major risks affecting the level of financial performance of the Group.

4.1.4 Conversion upon your request may not occur
As a RES Holder or Preference Shareholder, you may request Conversion of some or all of your Amended RES or Amended Preference Shares into Ordinary Shares on a Reset Date or following the occurrence of an Acquisition Event. Upon receiving the Conversion request, the Issuer or IAG (as the case may be) must choose to Redeem (subject to prior written approval from APRA), Convert or Resell the Amended RES or the Amended Preference Shares which are the subject of the request. As a result, you may not receive Ordinary Shares as intended under the Conversion request, although you may receive an approximately equivalent amount in cash. This may be disadvantageous to you in light of market conditions or individual circumstances at the time of Conversion, Redemption or Resale.

Unlike the Existing RES where the initial Reset Date is five years after the issue date and any subsequent Reset Dates can be set at the Issuer's discretion, under the Amended RES the initial Reset Date is 10 years after the Amendment Date and any subsequent Reset Dates must be 10 years from the immediately preceding Reset Date, unless APRA otherwise approves – see Section 1.6.1 for further details.

However, if the proposed Amendments are not approved, IAG will Exchange the Existing RES for Existing Preference Shares under the Existing RES Terms by 15 March 2010. The Existing Preference Shares do not have any reset mechanisms, which means that Preference Shareholders will have to wait for IAG to initiate Conversion or Redemption of their Existing Preference Shares. See Section 4.2 for the risks specific to holding the Existing RES and the Existing Preference Shares.

4.1.5 Early Exchange
Under the Amended RES Terms, IAG may Exchange the Amended RES at any time and must Exchange the Amended RES if an Exchange Event occurs. An Exchange Event includes a Liquidation Event in relation to the Issuer or IAG, an Issuer Change of Control Event, failure to make an Interest Payment in certain circumstances, failure to Redeem or Convert and in certain circumstances required by APRA. As a result, if Exchange occurs, it will occur at a time outside of your control.

4.1.6 Issuer/IAG Redemption, Conversion or Resale rights
Under the Amended RES Terms and the Amended Preference Share Terms, the Issuer or IAG (as applicable) has certain rights to initiate a Redemption, Conversion or Resale. See Section 1.9 for further details on these rights.

Because of these rights, your investment in the Amended RES or the Amended Preference Shares is subject to the occurrence of events outside of your control, including actions by APRA with respect to the regulatory classification of the Amended RES or the Amended Preference Shares, the taxation classification or treatment of the Amended RES or the Amended Preference Shares, the occurrence of a Potential Acquisition Event or an Acquisition Event or the discretion the Issuer or IAG (as applicable) where there are less than one million Amended RES on issue at any time or less than one million Amended Preference Shares on issue or within a specified number of days prior to a Reset Date.

In these circumstances, you will have no control over when or if the Issuer or IAG will initiate a Redemption, Conversion or Resale. If the Issuer or IAG does initiate one of these events, you could receive cash in place of your Amended RES or Amended Preference Shares at a time when it is difficult to reinvest that amount to receive a return which is comparable to that which you were receiving on the Amended RES or the Amended Preference Shares. You could receive Ordinary Shares at a time in which it is disadvantageous to hold Ordinary Shares.

4.1.7 Regulatory classification
APRA has confirmed that the Amended RES and the Amended Preference Shares (if issued) will qualify as Innovative Tier 1 Capital. Not all Amended RES will count towards the Group's Innovative Tier 1 Capital on the Amendment Date due to the current limit on the Group's Innovative Tier 1 Capital. The surplus portion of Amended RES will initially count towards the Group's Upper Tier 2 Capital – see Section 1.1.4. However, if IAG determines that the Group is not or will not be entitled to treat the Amended RES as Innovative Tier 1 Capital or, in the case of the surplus portion, Upper Tier 2 Capital, the Issuer or IAG (as applicable) may decide that a Regulatory Event has occurred and may elect to Redeem (subject to prior written approval from APRA), Convert or Resell all or some of the Amended RES or the Amended Preference Shares. This may be at a time when it is difficult to reinvest that amount to receive a return which is comparable to that which you were receiving on the Amended RES or the Amended Preference Shares or you could receive Ordinary Shares at a time which is disadvantageous to hold Ordinary Shares.

4.1.8 Ranking of the Amended RES and the Amended Preference Shares
Unlike the Existing RES which are unsubordinated obligations of the Issuer and have the benefit of the security over the Portfolio, the Amended RES will be subordinated and unsecured debt obligations of the Issuer. IAG does not guarantee or provide other credit support for the Amended RES.

However, if the proposed Amendments are not approved, IAG will Exchange the Existing RES for Existing Preference Shares under the Existing RES Terms by 15 March 2010. The Existing Preference Shares do not have the benefit of the security over the Portfolio.

If a Liquidation Event occurs in relation to the Issuer or IAG, this will cause an Exchange Event to occur automatically and the RES Holder will receive an Amended Preference Share for each Amended RES.

On a winding-up of IAG, Preference Shareholders will rank behind policyholders and creditors of IAG (and equally with holders of RPS1 in all respects), but in priority to Ordinary Shareholders to the extent of the Liquidation Sum. In the event of a shortfall of funds on a winding-up, there is a risk that Preference Shareholders will not receive the full amount, or any, of the Liquidation Sum.

Unlike the Existing Preference Share Terms, under the Amended Preference Share Terms, IAG may issue preference shares which rank in priority to the Amended Preference Shares without the consent of Preference Shareholders.

4.1.9 The RES Margin and the Preference Share Margin may be reset below the RES Margin applicable on the Amendment Date
On each Reset Date, the Issuer or IAG can change certain Amended RES Terms or Amended Preference Share Terms including the RES Margin or the Preference Share Margin (as applicable). This could mean that the rate of return on your investment is not as favourable as the rate of return available on comparable instruments at the same time.

However, under the Amended RES or Amended Preference Shares, you can request Conversion for some or all of your Amended RES or Amended Preference Shares on a Reset Date if you are unsatisfied with the new RES Margin or the Preference Share Margin.

4.1.10 Resale may not complete
If the Issuer or IAG chooses to Resell either the Amended RES or Amended Preference Shares (as applicable), the Issuer or IAG will appoint one or more Nominated Purchasers to acquire all or some of the Amended RES or Amended Preference Shares for cash equal to the Resale Price based on the terms and conditions agreed between the Issuer or IAG and the Nominated Purchaser. It will be the Nominated Purchaser's obligation to pay the consideration to you. The obligation of a Nominated Purchaser to pay the aggregate Resale Price to you may be subject to conditions. Although the Issuer or IAG will reasonably endeavour to minimise these conditions, the Issuer or IAG can give no assurance as to the details of any such conditions. The Issuer and IAG will have no obligation to pay this amount if it is not paid by the Nominated Purchaser (whether because a condition is not satisfied or otherwise). Accordingly, there is a risk that despite the Issuer or IAG appointing the Nominated Purchaser, they may not deliver cash equal to the Resale Price. The Issuer or IAG may only appoint a Nominated Purchaser if that Nominated Purchaser has a long-term counterparty credit rating from S&P of not less than the Issue Credit Rating assigned to the Amended RES or the Amended Preference Shares at that time.

If a Nominated Purchaser does not pay cash equal to the Resale Price, or the Resale otherwise does not complete, the relevant Amended RES or Amended Preference Shares will not be Redeemed, Converted or Resold on that date and you will continue to hold them until they are otherwise Redeemed, Converted or Resold in accordance with their terms. See Section 1.12.2.

If the Issuer or IAG (as applicable) initiated the Resale then they may choose to Redeem, Convert or Resell all (but not some only) of the Amended RES or Amended Preference Shares referable to the defaulting Nominated Purchaser at a later date. The new timing and option chosen by the Issuer or IAG may be disadvantageous to you in light of market conditions or individual circumstances at the time of Conversion, Redemption or Resale.

4.1.11 Taxation consequences of the Amendments
A summary of the potential Australian taxation consequences for RES Holders and Preference Shareholders is in the Taxation Letter in Section 5. This Taxation Letter is in general terms and is not intended to provide specific advice in relation to the circumstances of any particular investor. Accordingly, you should seek independent advice in relation to your own individual taxation position.

4.1.12 Future issues of securities
IAG or one of its controlled entities may issue other securities, including other notes or preference shares which rank equally with, behind or ahead of any of the Amended RES and the Amended Preference Shares, without the approval of RES Holders or Preference Shareholders. In addition, IAG may also issue other securities that rank equally, behind or ahead of any of the Amended RES and the Amended Preference Shares for interest, dividends or repayment of capital in a winding-up of IAG. Such issues could impact the ability of IAG or other members of the Group to make interest payments or pay dividends on any of the existing or amended securities or the sufficiency of funds on a winding-up. The issue of such securities could negatively affect the price that any of the Amended RES and the Amended Preference Shares could trade on ASX.

4.1.13 Withholding tax changes
Under the Amended RES Terms, the Issuer will no longer gross up for any deductions made from payments to a RES Holder because of a New Zealand withholding required by reason of that RES Holder having a connection with New Zealand or a political subdivision of New Zealand. See Section 1.3.11.

RES Holders who are liable to such withholding will need to advise the Issuer of the information described in Section 7.7 to avoid deductions being made at the highest withholding tax rate applicable to such RES Holder.

4.1.14 ATO view on franking credits and certain convertible notes
Since the Existing RES were issued, the anti-avoidance provisions of the Tax Act relating to franking credits have been amended. Following that amendment, the Commissioner of Taxation (**Commissioner**) has recently issued a public ruling, TR 2009/3 which calls into question the availability of franking credits to holders of certain convertible notes. It is also possible that the amendments may be the subject of litigation with the Commissioner by issuers of instruments which have certain features in common with the Existing RES and Amended RES. Whilst it is considered that the issues raised by the amendments have no application to the Amended RES if litigation eventuates and the Commissioner's views are upheld then the franking credits attaching to the Amended RES may be affected and a Tax Event entitling the Issuer to Redeem (subject to APRA's prior written approval) or Convert or Resell Amended RES may occur.

4.2 RISKS OF HOLDING THE EXISTING RES AND THE EXISTING PREFERENCE SHARES IF THE PROPOSED AMENDMENTS ARE NOT APPROVED
Set out below are certain risks associated with holding the Existing RES and the Existing Preference Shares if the proposed Amendments are not approved. You should also consider the other risks in this Section as they relate to the Ordinary Shares into which the Existing RES or the Existing Preference Shares may be Converted and risks associated with the Group and the general insurance industry.

4.2.1 Exchange into Existing Preference Shares

Under the Existing RES Terms, IAG may elect to Exchange all or some Existing RES into Existing Preference Shares at any time. If the proposed Amendments are not approved, then IAG will exercise its right under the Existing RES Terms to Exchange Existing RES into the Existing Preference Shares by 15 March 2010. These Existing Preference Shares will bear Dividends, subject to their terms, based on the Bank Bill Rate plus the RES Margin of 1.20% per annum. A one-time step-up of the RES Margin to 2.20% applies 10 years after their issuance.

4.2.2 Conversion or Redemption of the Existing Preference Shares

Under the Existing Preference Share Terms, the Existing Preference Shares are perpetual securities and have no maturity date. If the Existing RES are Exchanged for Existing Preference Shares, Preference Shareholders cannot request Conversion or Redemption. This means that Preference Shareholders will have to wait for IAG to initiate Conversion or Redemption of their Existing Preference Shares.

4.2.3 Investment losses from the Portfolio

The Existing RES are exposed to any losses on the Portfolio. If a loss occurs on the Portfolio, for example, because an obligor of a Portfolio security defaults in its obligations, then:

- Net Portfolio Income per Existing RES may be less than an Interest Payment on an Interest Payment Date; or
- Net Portfolio Proceeds per Existing RES may be less than the Issue Price on Redemption, Conversion or Exchange.

4.2.4 Effect on Interest Payments

If on account of a loss on the Portfolio, the Distributable Portfolio Income Amount is less than a scheduled Interest Payment on an Interest Payment Date, you may not receive the scheduled Interest Payment in full.

4.2.5 Effect on capital investment

If there is a default or loss on a Portfolio Security, the Redemption Amount to be received by RES Holders on Redemption, Conversion or Exchange will be reduced to the extent the loss of default reduces the proceeds of realisation of the Portfolio. For these reasons, a loss or default on a Portfolio Security can result in a reduction in the capital value of your investment in the Existing RES if there is a Redemption, Conversion or Exchange.

4.2.6 Ability to make Interest Payments and/or pay Dividends

Interest Payments on the Existing RES will only be paid if the Interest Payment Tests are satisfied. These Interest Payment Tests are less restrictive than the Interest Payment Tests on the Amended RES and Dividend Payment Tests on the Amended Preference Shares. However, Interest Payments on the Existing RES are subject to the Distributable Portfolio Income Amount as described above.

Dividends on the Existing Preference Shares will only be payable if the Dividend Payment Tests are satisfied. These Dividend Payment Tests are similar to the Interest Payment Tests on the Amended RES and Dividend Payment Tests on the Amended Preference Shares.

There is a risk that one or more of the Interest Payment Tests on the Existing RES or the Dividend Payment Tests on the Existing Preference Shares may not be satisfied and therefore the Interest Payment or Dividend will not be paid.

Interest Payments and Dividends are non-cumulative and therefore any Interest Payment which is not paid or Dividend which is not declared is not required to be made up in subsequent periods. Like other insurance and financial services groups, due to the Group's volatility of earnings, there can be no guarantee that in certain years IAG will have sufficient profits to satisfy the requirements.

See Section 4.4 for an outline of the major risks affecting the level of financial performance of the Group.

4.3 RISKS THAT ARE COMMON TO HOLDING THE SECURITIES REGARDLESS OF WHETHER THE AMENDMENTS ARE APPROVED

Set out below are the risks associated with Existing RES, Existing Preference Shares, Amended RES or Amended Preference Shares. RES Holders are currently exposed to these risks.

4.3.1 Market price and liquidity of all of the existing and amended securities

The Issuer and IAG are not able to predict the market price or liquidity of any of the Existing RES, Existing Preference Shares, Amended RES or Amended Preference Shares. The ASX market for any of these securities may be less liquid than the ASX market for Ordinary Shares.

It is possible that these securities could trade on ASX at a price below the original issue price (being $100 for the Existing RES). Their market value also may be affected by the market price of Ordinary Shares. RES Holders or Preference Shareholders who wish to sell any of these securities may be unable to do so at all if insufficient liquidity exists in the market for the security.

Existing RES price and volume



Trading price (A$)
110
100
90
80
70
60
50
Volume ('000)
200
180
160
140
120
100
80
60
40
20
0
JAN 05
APR 05
JUL 05
OCT 05
JAN 06
APR 06
JUL 06
OCT 06
JAN 07
APR 07
JUL 07
OCT 07
JAN 08
APR 08
JUL 08
OCT 08
JAN 09
APR 09
JUL 09
OCT 09

Note: Historical performance is not necessarily indicative of future performance. Volume indicates number of Existing RES traded.

4 INVESTMENT RISKS

4.3.2 Interest Rate and Dividend Rate

All Interest Rates and Divided Rates are calculated by reference to the Bank Bill Rate each quarter, which is influenced by a number of factors and varies over time. These rates will fluctuate (both increasing and decreasing) with movements in the three-month Bank Bill Rate as depicted in the chart below covering movements over a 20 year period.

Three-month Bank Bill Rate (% per annum)


(%)
20
18
16
14
12
10
8
6
4
2
0
OCT 89
OCT 90
OCT 91
OCT 92
OCT 93
OCT 94
OCT 95
OCT 96
OCT 97
OCT 98
OCT 99
OCT 00
OCT 01
OCT 02
OCT 03
OCT 04
OCT 05
OCT 06
OCT 07
OCT 08
OCT 09

Note: Historical performance is not necessarily indicative of future performance.

4.3.3 Interest Payments or Dividends may not be fully franked

IAG expects Interest Payments and Dividends on all of the Existing RES, Existing Preference Shares, Amended RES or Amended Preference Shares to be fully franked. However, there is no guarantee that IAG will have sufficient franking credits in the future to fully frank Interest Payments or Dividends.

If an Interest Payment or Dividend is unfranked or partially franked, it will be increased to compensate for the unfranked component.

The value and availability of franking credits to a RES Holder or a Preference Shareholder will differ depending on the RES Holder's or Preference Shareholder's particular tax circumstances. RES Holders or Preference Shareholders should be aware that the potential value of any franking credits does not accrue at the same time as the receipt of any cash Interest Payment or Dividend. RES Holders or Preference Shareholders should also be aware that the ability to use the franking credits, either as an offset to a tax liability or by claiming a refund after the end of the year of income, will depend on the individual tax position of each RES Holder or Preference Shareholder. RES Holders or Preference Shareholders should also refer to the Taxation Letter in Section 5 and seek professional advice in relation to their tax position.

4.3.4 Financial position and performance of IAG

The value of your investment in any of the Existing RES, Existing Preference Shares, Amended RES or Amended Preference Shares will depend on the financial position and operating performance of IAG.

IAG may Convert any of the Existing RES, Existing Preference Shares, Amended RES or Amended Preference Shares into Ordinary Shares in certain circumstances. Therefore, if IAG's financial condition declines, or if market participants anticipate that IAG's financial condition may decline, your investment could decline in value, even if IAG has not yet exercised its option to Convert.

Accordingly, when you evaluate whether, or how, to vote on the proposed Amendments, you should carefully evaluate the risks associated with an investment in the Group as set out in Section 4.4.

4.3.5 Financial market conditions

The market price of any of the Existing RES, Existing Preference Shares, Amended RES or Amended Preference Shares will fluctuate due to various factors, including interest rates, general movements in the Australian and international equity markets, investor sentiment, perceived credit spreads, the number of buyers and sellers at that time, worldwide or regional economic conditions and factors which may affect the general insurance industry. The market price of any of the Existing RES, Existing Preference Shares, Amended RES or Amended Preference Shares may be more sensitive than Ordinary Shares to changes in interest rates.

4.3.6 Fluctuation in Ordinary Share price

On Conversion, you will receive approximately $102.56 (including the 2.50% conversion discount) worth of Ordinary Shares for each Existing RES, Existing Preference Share, Amended RES or Amended Preference Share (as applicable). The number of Ordinary Shares that would be issued is based on the VWAP of Ordinary Shares during the 20 Business Days before the date on which Conversion occurs. The market price of Ordinary Shares will fluctuate due to various factors, including investor perceptions, domestic and worldwide economic conditions and IAG's financial performance and position – see Section 4.4. As a result, the value of Ordinary Shares received upon Conversion may be greater than or less than approximately $102.56 for Existing RES, Existing Preference Share, Amended RES or Amended Preference Share.

Ordinary Share price



Trading price (A$)
8
7
6
5
4
3
2
1
0
JAN 05
APR 05
JUL 05
OCT 05
JAN 06
APR 06
JUL 06
OCT 06
JAN 07
APR 07
JUL 07
OCT 07
JAN 08
APR 08
JUL 08
OCT 08
JAN 09
APR 09
JUL 09
OCT 09

Note: Historical performance is not necessarily indicative of future performance.

4.3.7 Early Redemption or Conversion

The Issuer or IAG may Redeem (subject to prior written approval of APRA) or Convert the Existing RES, Amended RES, Existing Preference Shares and Amended Preference Shares (as applicable) according to their terms, including in response to changes in tax laws, changes in the treatment by APRA, on the occurrence of certain takeovers or schemes of arrangement or if there are less than one million of the relevant security on issue. The Issuer or IAG may also Resell the Amended RES or Amended Preference Shares (as applicable) in these circumstances. This could occur at a time prior to a Reset Date and before you wish to dispose of your investment. This may have negative consequences depending on your individual circumstances.

Depending on when you acquired any of the existing or Amended RES or Preference Shares, the value of what you receive on a Redemption, Conversion or Resale, could be higher or lower than the original price you paid on ASX.

4.3.8 Credit ratings

As a result of changes in the Group's operating performance or capital structure, there is a risk that credit ratings of the Group or any of the existing or amended RES or Preference Shares could change adversely in the future. This could affect the market price and liquidity of any of the existing or amended RES or Preference Shares and the Ordinary Shares.

In addition, although IAG's Credit Rating is "AA–" from S&P, the existing and amended RES or Preference Shares are not guaranteed by those entities or by IAG itself. Despite this, any downgrading of the credit ratings of one or more of those entities could affect the sentiment of market participants, thereby causing the market price of any of the existing or amended RES or Preference Shares to fall.

4.3.9 Taxation policy may change

A general description of the Australian taxation consequences of the Amendments, including a holder's ability to claim franking credits, is set out in the Taxation Letter from Mallesons Stephen Jaques in Section 5. This discussion is in general terms and is not intended to provide specific advice in relation to the circumstances of any particular investor. Accordingly, investors should seek independent advice in relation to their individual tax position.

If there is a change of law, policy or practice that adversely affects the tax position of the Issuer or IAG (as applicable), or a holder's ability to claim franking credits, a Tax Event may occur. This would give the Issuer or IAG (as applicable) the right to elect to Redeem (subject to prior written approval by APRA), Convert or Resell the Amended RES or Amended Preference Shares (as applicable).

4.3.10 Amendment, substitution and other powers

Like the Existing RES, the terms of the Amended RES and the Trust Deed contain provisions for calling meetings of RES Holders to consider matters affecting their interests generally. These provisions permit defined majorities of RES Holders to agree to amendments to the Amended RES Terms which are binding on all RES Holders including RES Holders who do not attend and vote at the relevant meeting and RES Holders who voted in a manner contrary to the majority.

The Amended RES Terms also provide that the Issuer and the Trustee may, without the consent of RES Holders, agree to any amendment of the Amended RES or the substitution of another company as issuer under any Amended RES in place of the Issuer, in the circumstances described in clauses 11.1 and 13.1 of the Amended RES Terms.

Similarly, if Amended RES are Exchanged for Amended Preference Shares, under the terms of the Amended Preference Shares defined majorities of Preference Shareholders may agree to amendments to the Amended Preference Share Terms which are binding on all Preference Shareholders including holders who did not attend and vote at the relevant meeting and holders who voted in a manner contrary to the majority.

The Amended Preference Share Terms also provide that IAG may, without the consent of Preference Shareholders, amend the Amended Preference Share Terms in circumstances described in clause 9.1 of the Amended Preference Share Terms.

Amended Preference Shares are also subject to the powers of IAG to vary or buy back or return capital on or acquire those Amended Preference Shares under applicable law, including the Corporations Act.

4.4 RISKS ASSOCIATED WITH THE GROUP AND THE GENERAL INSURANCE INDUSTRY

Set out below are risks associated with the Group and the general insurance industry generally. These are relevant to an investment in the existing or amended RES or Preference Shares and in Ordinary Shares as the value of your investment will depend on the financial performance and position of the Group, regardless of when or if the Amended RES are Exchanged into Amended Preference Shares or the Issuer or IAG exercises its right to Convert into Ordinary Shares.

Most of these risks are risks that RES Holders are currently exposed to but they have been updated for current market conditions.

4 INVESTMENT RISKS

4.4.1 Global market and economic environment

The financial performance of the Group is significantly affected by changes in investment markets and economic conditions both globally and in Australia, New Zealand, the United Kingdom and Asia, being the primary jurisdictions in which the Group conducts business. These changes may influence the performance of those businesses, the value of investments supporting Shareholders' Funds and investments held on behalf of customers. Such changes may also influence the availability of credit and the debt funding needs of the Group and its businesses, the level of capital specific to the Group and its regulated entities, the operating margins of the Group and its businesses and the demand for the Group's financial products and services.

Markets are subject to periods of volatility which can have the effect of reducing activity in a range of industry sectors. This can then adversely impact the financial performance and position of the Group. Market volatility may also impact the ability to continue to fund the Group's various businesses in a similar manner, at similar costs and from similar sources.

Since the second half of 2007, global markets, particularly markets in the United States and Europe, have experienced difficult and volatile conditions. These challenging market conditions have resulted in significantly reduced availability of funds, increased volatility, a significant widening of credit spreads, the unavailability of funds in certain markets or for certain industry sectors or specific companies, forced sales of assets and a lack of price transparency in many markets. These conditions have affected the global economy contributing to slower or negative economic growth, increasing unemployment, increasing credit defaults and a generally worsening economic climate.

The financial performance and position of the Group have been and continue to be affected by the changes in general economic conditions in the markets in which it operates. It is also possible that new risks might emerge as a result of markets experiencing extreme stress or existing risks may manifest themselves in ways that are not currently foreseeable.

4.4.2 Investment performance

Investment performance can significantly affect the Group's financial performance and position. The Group's investment portfolio consists of assets, which support:

- Shareholders' Funds; and
- outstanding claims and Unearned Premium liabilities (together also referred to as Technical Reserves).

In early financial year 2009, the Group undertook a review of its investment strategy, which resulted in the following key changes:

- reduced risk and enhanced flexibility and efficiency in the investment portfolios;
- more cost effective active return management; and
- consideration of the new APRA risk capital charges and asset co-mingling rules.

This resulted in the Group reducing the exposure of its Shareholders' Funds to equities. Accordingly, the majority of Shareholders' Funds are invested in fixed interest and cash assets, with just over 20% in Australian and international equities as at 30 June 2009. Technical Reserves are fully invested in fixed interest and cash investments. The level and volatility of investment income derived from equity securities are much greater than the level of volatility experienced with fixed interest and cash investments. The assets backing the Technical Reserves are subject to fluctuations in interest rates. However, the impact of interest rate movements on the market value of the Group's fixed interest portfolio is largely offset by the corresponding change in the discount rate applied to the Group's outstanding claims reserves. The duration of the assets backing the Group's Technical Reserves is broadly matched to the duration of the underlying claims liabilities.

4.4.3 Foreign exchange exposure

Foreign exchange risk is the risk of the Group sustaining loss through adverse movements in exchange rates. Such losses can impact the Group's financial position and performance and the level of capital supporting the Group's businesses. From an operational perspective, the Group faces exposure to foreign exchange risks through direct foreign income and expenses, the settlement of foreign currency denominated assets and liabilities and the translation of the net investment and earnings of non-Australian subsidiaries. Foreign exchange losses can also impact the Group's investment portfolio, which in turn can affect the Group's reputation, asset values, financial performance and position.

4.4.4 Market position

The Group's business is concentrated in Australia, New Zealand and the United Kingdom, which respectively accounted for 74%, 12% and 12% of reported GWP for the year ended 30 June 2009. This means the Group's performance is largely dependent on the insurance sector performance in these countries. A description of the Group's business operations is provided in Section 3.

Currently, the structure of personal insurance business in Australia and New Zealand is such that the vast bulk of the business is written by a small number of industry participants. The focus of these participants on generating a reasonable return on capital, their well known brands and the benefits of scale in operating costs and data management, together with APRA requirements in Australia designed to ensure prudential levels of capital, reduce the risk of irrational competition. However, should this occur, the Group's leading market shares would make it an obvious target for aggressive competitive action.

Commercial insurance is heavily influenced by the international insurance cycle. The degree of influence is strongest for large corporate business where international capital flows easily in and out of the local market, generally through large brokers. The speed and extent of the cycle decrease with the size of the business being insured. At the current stage of the cycle in Australia, insurers continue to compete aggressively for market share. However, the market is experiencing a slow hardening of rates although this is far from uniform across the market segments.

In New Zealand, which until recently had been in recession for more than a year, poor sentiment and rising unemployment are expected to exert pressure on growth throughout the 2010 financial year and potentially lead to an increase in claims. However, while the market remains competitive in selected areas, most participants are seeking rate increases to counter the reduced profitability which has been felt across the industry.

The United Kingdom's operating environment remains challenging. Whilst the insurance sector has not suffered significant effects from the recession, there are particular concerns around the small business sector and broker credit. While dynamics in the private motor segment continue to be driven by the online aggregators, placing considerable pressure on profitability, the speciality motor classes, where IAG concentrates its operations, continue to trade profitably with signs across all classes of business that rates are rising at levels in excess of claims inflation.

4.4.5 Competition
The Group's position as the second largest general insurer in Australia and New Zealand is an important factor in it being able to achieve strong and scaleable insurance margins. Further industry consolidation could result in other competitors improving their scale, increasing pressure on the Group's ability to maintain its insurance margins.

There is significant competition within the general insurance industry in Australia, New Zealand and the United Kingdom. There is pressure on insurance premium rates arising from legislative developments, or general competitive factors such as new entrants or more aggressive strategies by existing participants to grow market share. These pressures could adversely affect the Group's Underwriting Results, market share and financial performance and position.

4.4.6 Estimation of claims provisions
The Group maintains provisions for unpaid claims and related expenses, which reflect estimates of future claims, inflation trends and other factors. Although the Group seeks to maintain claims provisions at a minimum level of 90% Probability of Sufficiency, the establishment of appropriate provisions is an inherently uncertain process, especially for Long-tail classes of business. There can be no assurance that the Group's current claims provisions will be sufficient.

4.4.7 Reinsurance
The Group enters into a significant number of Reinsurance treaties to limit its risk exposure to any one claim, class of business or occurrence of specific events. There can be no assurance that the Group's current Reinsurance coverage is adequate, that Reinsurance coverage will be available at adequate rates and levels in the future, or that reinsurers will pay valid claims.

There are risks associated with the determination of proper levels of outwards Reinsurance protection, the cost of such Reinsurance and the financial security of reinsurers. There can be no assurance that the Group's current Reinsurance coverage is adequate, that it matches the underlying risks assumed or that increases in Reinsurance costs will be recovered through premium rates.

The Group is also exposed to the risk that its reinsurers default on their obligation to pay valid claims. In addition, the Group may take a considerable period to collect on Reinsurance receivables, and reinsurers may dispute its claims, even if valid. Despite Reinsurance, the Group is primarily liable to policyholders, and so a failure by a reinsurer to make payment, for whatever reason, could adversely affect the Group's financial performance and position.

4.4.8 Catastrophes
General insurers are subject to the risk of large-scale claims arising out of catastrophes, which may have a significant impact on their earnings and financial condition. Catastrophes may include cyclones, earthquakes, wind, hail, floods, fire, volcanic eruptions and explosions, which are inherently unpredictable with regard to incidence and severity. While the Group has historically managed its exposure to catastrophes through, among other things, the purchase of Reinsurance, there can be no assurance that Reinsurance coverage will continue to be available at acceptable rates and levels or that existing coverage will prove adequate.

4.4.9 Changes in government policy, regulation or legislation
The general insurance industry is subject to extensive legislation, regulation and supervision by federal and state regulatory organisations, including APRA. Insurance-specific regulation and supervision are primarily directed to the benefit of policyholders and not RES Holders or Preference Shareholders. Future legislation and regulatory change may affect the general insurance and financial services industry and may adversely affect the Group's financial performance and position.

4.4.10 Operational exposure
Whilst the Group has management and operational risk practices, its profitability will continue to be subject to a variety of strategic and business decisions (including acquisitions/divestments) and operational risks such as: Fraud and other dishonest activities; Management practices; Workplace Safety; Project And Change Management; Compliance; Business Continuity and Crisis Management; Information & Systems Integrity, and; Outsourcing.

4.4.11 Loss of personnel
The Group has a large base of qualified and experienced management personnel. The Group's future success will depend on its continued ability to attract and retain highly-skilled and qualified personnel. There can be no assurance that key personnel will continue to be employed by, or contracted to, the Group or that the Group will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse impact on the Group's business, reputation, financial performance and position.

4.4.12 Mergers and acquisitions
The Group regularly examines a range of corporate opportunities, including mergers and acquisitions. Any of these opportunities which are pursued could, for a variety of reasons, have a material impact on the financial performance and position of the Group.

Any acquisitions may require assimilation of new operations and new personnel and may cause dissipation of the Group's management resources. Changes in ownership and management may result in impairment of relationships with employees and customers of the acquired businesses. Depending on the type of transaction, it could take a substantial period of time for the Group to realise the financial benefits of the transaction, if any. During the period immediately following this type of transaction, the Group's operating results may be adversely affected.

As a potential target in any future merger or acquisition activity, the issues identified above may also be relevant.

The Group's failure to adequately manage the risks associated with any mergers or acquisitions could have a material adverse effect on its financial performance or position.

4.4.13 Litigation
The Group is from time to time involved in legal proceedings relating to policies underwritten by entities in the Group or arising from its operations generally. While there are no material legal proceedings that are current or known to be threatened against the Group, there can be no assurance that the outcome of legal proceedings from time to time will not have a material effect on the Group's business, financial performance or position.

The summary of risks in this Section is not exhaustive and you should read this Explanatory Statement in its entirety and consult your accountant, stockbroker, lawyer or other professional adviser before deciding whether, or how, to vote on the proposed Amendments.

5

TAXATION LETTER

MALLESONS STEPHEN JAQUES

The Directors
IAG Finance (New Zealand) Limited
New Zealand Branch
NZI Centre
Level 1, 1 Fanshawe Street
Auckland
New Zealand

The Directors
Insurance Australia Group Limited
388 George Street
Sydney NSW 2000
Australia

23 October 2009

Dear Directors

Taxation Letter
Amendment to Terms of Reset Exchangeable Securities

We have been instructed by the Issuer and IAG to prepare this Taxation Letter for inclusion in the Explanatory Statement dated 23 October 2009 for the proposed amendment of the terms of the Existing RES.

1 SCOPE OF ADVICE

This Taxation Letter is based on the documents referred to in this Explanatory Statement and provides a summary of the Australian income tax and GST consequences to a RES Holder arising from the proposal to amend the terms of the Existing RES.

This Taxation Letter deals with the position of persons who hold Amended RES, Amended Preference Shares or Ordinary Shares on capital account for tax purposes. This Taxation Letter does not deal with the position of persons who hold Amended RES, Amended Preference Shares or Ordinary Shares for resale at a profit, or as trading stock as part of a securities trading business.

The information contained in this Taxation Letter is of a general nature only and does not constitute taxation advice to any particular investor. It does not attempt to address all of the taxation consequences that may be relevant to investors. Investors should seek independent taxation advice for their own particular circumstances.

Level 50 Bourke Place 600 Bourke Street Melbourne VIC 3000 Australia T +61 3 9643 4000
DX 101 Melbourne ABN 22 041 424 954 mel@mallesons.com www.mallesons.com F +61 3 9643 5999

All legislative references in this Taxation Letter are to provisions of the Income Tax Assessment Act 1936 (Cwlth) and to the provisions of the Income Tax Assessment Act 1997 (Cwlth) (each, the "**Act**"). The capitalised words and expressions in this letter have the same meaning as in this Explanatory Statement unless indicated otherwise.

This Taxation Letter is based on the Australian income tax and GST laws applicable as at the date of this Taxation Letter.

2 AMENDMENTS TO EXISTING RES

No gain or loss should arise to a RES Holder for Australian income tax purposes as a result of the Amendments to the Existing RES.

For the purposes of the capital gains tax (CGT) rules, to the extent that a CGT event may happen to a RES Holder, the RES Holder would not receive, and would not be deemed to receive, any capital proceeds in respect of that CGT event. Accordingly, no capital gain or capital loss would arise to the RES Holder as a result of the Amendments. Confirmation of this conclusion has been sought, and is expected to be obtained, from the Commissioner of Taxation ("**Commissioner**") in a Class Ruling to be issued after the date of this letter.

There will be no adjustment to the cost base of the Amended RES in the hands of a RES Holder as a result of the Amendments to the Existing RES.

Further, no assessable amount will arise to a RES Holder under section 26BB of the Act, nor will any deductible loss arise under section 70B (being the provisions relating to traditional securities) as a result of the Amendments. Confirmation of this conclusion has been sought, and is expected to be obtained, from the Commissioner in a Class Ruling to be issued after the date of this letter.

Except as described in section 4 below, the Australian income tax treatment of the acquisition, holding and sale of Amended RES by a RES Holder remains as set out in the Taxation Letter contained in the Prospectus dated 29 November 2004.

3 AMENDMENTS TO EXISTING PREFERENCE SHARE TERMS

No gain or loss should arise to a RES Holder for Australian income tax purposes as a result of the Amendments to the Existing Preference Share Terms, whether under the CGT rules or other provisions of the Act.

Except as described in section 4 below, the Australian income tax treatment of the acquisition, holding and sale of Amended Preference Shares by a person whose Amended RES are Exchanged into Amended Preference Shares remains as set out in the Taxation Letter contained in the Prospectus dated 29 November 2004.

4 DEVELOPMENTS IN AUSTRALIAN INCOME TAX LAW

The issues discussed in this section 4 relate to changes in Australian tax law or the interpretation of such laws that have arisen since the Existing RES were issued. These issues do not arise as a result of the proposed Amendments.

Pay-As-You-Go withholding tax: change in tax rate

The rate at which tax will be deducted from Interest Payments or Dividends where the Issuer or IAG has not being notified of the RES Holder's TFN, ABN or relevant exemption has changed from 48.50% to 46.50%.

Australian Taxation Office (ATO) views on traditional securities

The ATO has recently released two public rulings, Taxation Determinations TD 2008/21 and TD 2009/14, which consider the issue of what is a "security" for the purposes of the traditional security provisions. Although the instruments and transactions described in these Taxation Determinations differ to the Existing RES or Amended RES in material respects, the Commissioner there indicates that where payments under an instrument are contingent, the instrument would not have sufficient debt-like obligations to be a "security."

If that view is correct and the Existing RES or Amended RES are not traditional securities, then if the Existing RES or Amended RES are sold, Redeemed for cash or Exchanged for Preference Shares, no assessable gain would arise under section 26BB and no deductible loss would arise under section 70B. Instead, any gain or loss would be subject to the CGT rules.

A RES Holder should seek independent advice on the treatment of their RES in their particular circumstances, including in relation to a disposal, Redemption or Exchange of their RES.

ATO views on franking credits and certain convertible notes

Since the Existing RES were issued, the anti-avoidance provisions of the Act relating to franking credits have been amended. Following that amendment, the Commissioner has recently issued a public ruling, TR 2009/3, which calls into question the availability of franking credits to holders of certain convertible notes. It is also possible that the amendments may be the subject of litigation with the Commissioner by issuers of instruments which have certain features in common with the Existing RES and Amended RES. Whilst we consider that the issues raised by the amendments have no application to the Amended RES, if litigation eventuates and the Commissioner's views are upheld then the franking credits attaching to the Amended RES may be affected and a Tax Event entitling the Issuer to Redeem (subject to APRA's prior written approval) or Convert or Resell Amended RES may occur.

Taxation of Financial Arrangements (TOFA) rules

The Tax Laws Amendment (Taxation of Financial Arrangements) Act 2009 was recently enacted and introduces into the Australian income tax legislation, new provisions (Division 230) representing a code for the taxation of amounts arising in relation to financial and other specified arrangements. The new Division 230 defines a "financial arrangement" as a way which includes the Existing RES and Amended RES and sets out six methods (four of which are elective, subject to certain safeguards) for bringing to account gains or losses on financial arrangements. These methods determine the tax-timing treatment of arrangements covered by the rules. The new rules also tax gains and losses from financial arrangements as being on revenue account (and not as capital gains or losses).

The new rules apply to financial arrangements acquired on or after 1 July 2010 unless a taxpayer makes an election for those rules to apply to the income year commencing on or after 1 July 2009. Further, under transitional rules, a taxpayer may elect for the new rules to apply to all financial arrangements they hold at the start of the first applicable income year. Therefore, as the Existing RES and Amended RES were entered into prior to the commencement date for Division 230, the new rules would not necessarily apply to a RES Holder who acquired their Existing RES or Amended RES before 1 July 2010, unless the RES Holder elects for them to do so.

Further, not all taxpayers are intended to be subject to the new rules. In particular, entities with an annual turnover below specified thresholds, and individuals, may be outside the Division 230 rules unless they elect for the rules to apply to them. A RES Holder should seek independent advice on how the new rules could apply to their RES in their particular circumstances.

5 GST

RES Holders will not be liable for GST in respect of Amendments to the terms of the Existing RES.

Yours faithfully

Mallesons Stephen Jaques

6

INDEPENDENT EXPERT'S REPORT

6 INDEPENDENT EXPERT'S REPORT

KPMG Corporate Finance (Aust) Pty Ltd
Australian Financial Services Licence No. 246901
10 Shelley Street
Sydney NSW 2000

P O Box H67
Australia Square 1213
Australia

ABN: 43 007 363 215
Telephone: +61 2 9335 7000
Facsimile: +61 2 9335 8021
DX: 1056 Sydney
www.kpmg.com.au

The Directors
IAG Finance (New Zealand) Limited
New Zealand Branch
Level 1, NZI Centre
1 Fanshawe Street
Auckland, New Zealand

22 October 2009

Dear Sirs

Independent expert report and Financial services guide

1 Introduction

IAG Finance (New Zealand) Limited, through its New Zealand branch (IAG Finance (NZ)), a wholly owned subsidiary of Insurance Australia Group Limited (IAG), has announced a proposal to amend the terms of the existing Reset Exchangeable Securities (RES). These amendments alter the terms of the RES and primarily result in the Amended RES paying a higher rate of return to RES Holders than under the existing RES with Australian Prudential Regulation Authority (APRA) confirming that the Amended RES will qualify as Innovative Tier 1 Capital on a Level 2 basis. IAG Finance (NZ) has also proposed other changes to the existing terms of the RES and the Preference Shares to align these terms with current market practices for similar Tier 1 Capital instruments (the Proposal). If the Proposal is not approved, IAG will exercise its rights under the existing RES terms to exchange the RES into Preference Shares by 15 March 2010.

The Directors of IAG Finance (NZ) have requested KPMG Corporate Finance (Aust) Pty Ltd (KPMG) to provide an Independent Expert Report (IER) in relation to the Proposal, stating whether the Proposal is or is not in the best interests of the RES Holders.

The RES Holders will be invited to vote on the Proposal at an extraordinary meeting of RES Holders on 9 December 2009. In order to approve the Proposal, 75 percent or more of the votes cast at the RES Holder meeting (including proxies) must be in favour of the Proposal.

We note that our report will form part of the Explanatory Statement to accompany the Notice of Meeting to be sent to RES Holders. The Proposal is detailed more fully in the Notice of Meeting and Explanatory Statement (Explanatory Statement).

2 Summary of Opinion

2.1 Opinion

In our opinion, having regard to the advantages, disadvantages and other considerations of the Proposal, as well as the implications if the Proposal is not approved, the Proposal **is in the best interests of RES Holders.**

In assessing the Proposal, we have given consideration to the fact that if the Proposal is not approved, IAG will exercise its right under the terms of the RES to exchange the RES into Preference Shares by 15 March 2010. This would result in RES Holders getting locked into perpetual Preference Shares with no reset date and with no rights to request either redemption or conversion of their shareholding, whilst still initially receiving the same fixed interest margin as the RES of 1.2 percent, with a one time margin step up to 2.2 percent at the step up date, being ten years after the Preference Shares issue date.

By approving the Proposal, RES Holders would receive a higher rate of return through an increase in the interest margin from 1.2 percent to 4.0 percent under the Amended RES implying a more appropriate market risk premium for this type of investment under the current market environment. As such, it is more likely that the Amended RES will trade closer to par than existing RES or existing Preference Shares (if issued), providing RES Holders the opportunity to exit their investment on market at more favourable terms. Furthermore, by approving the Proposal, the Amended RES Holders would retain the right to request exit from some or all of their holdings at any reset date and have an additional right to request conversion following the occurrence of an acquisition event.

Whilst there are disadvantages when comparing the Amended RES to the RES with regards to a change in the investment horizon (the initial Reset Date being deferred from 2010 under the RES to 2019 under the Amended RES), and a change in the investment risk profile (no longer secured by, or subject to, a portfolio of short dated, AAAf rated securities), similar disadvantages would eventuate if the Proposal is not approved and IAG exercises its right to exchange the RES into Preference Shares.

Therefore, on balance, we consider the advantages of the Proposal to outweigh the disadvantages and as such, the Proposal to be in the best interests of RES Holders.

We have set out below and throughout this report, the principal matters we have considered in forming our opinion.

Advantages

Higher rate of return

Over the last two years, global debt and equity markets have experienced significant challenges, resulting in a material increase in the cost of capital, a general decline in the risk appetite of investors such as acceptable gearing levels and a reduction in both liquidity and access to capital across most markets. In particular, credit spreads have widened significantly since issuance of the RES. Recently, credit spreads have started to recover slightly as illustrated in Section 5.1 (Figure 4) of this report.

Under the terms of the RES, the interest payment is based on the three-month Bank Bill Rate plus a fixed interest margin of 1.2 percent. As a result of the significant widening in credit spreads, the interest margin of 1.2 percent fixed on issuance of the RES in 2005 no longer reflects an appropriate market risk premium for this type of investment under the current market environment.

Though IAG could amend the current RES margin on the next reset date being 15 March 2010, IAG outlined in the Explanatory Statement that it will exercise its right under the terms of the RES to exchange the RES into Preference Shares by 15 March 2010, if the Proposal is not approved. This would result in RES Holders getting locked into perpetual Preference Shares with no reset date and with no rights to request either redemption or conversion of their shareholding, whilst still initially receiving the same fixed interest margin as the RES of 1.2 percent, with a one time margin step up to 2.2 percent at the step up date, being ten years after the Preference Shares issue date.

If the Proposal is approved, RES Holders will receive Amended RES with an initial interest margin of 4.0 percent (including franking credits) which is significantly higher than the current RES interest margin of 1.2 percent. Amended Preference Shares would also benefit from this increased interest margin as they would initially bear dividends at the Amended RES margin which applies at the time of exchange. It is noted, that the Amended RES margin may be reset within the terms outlined in the Explanatory Statement on any reset date, with the first reset date being 16 December 2019.

Given that IAG will exchange the RES into Preference Shares if the Proposal is not approved and that IAG is not under any legal obligation to increase the interest margin as part of the proposed amendments, any increase in the interest margin from current levels would prima facie be favourable to RES Holders as they would receive a higher rate of return on their investment.

Even though an assessment as to the fairness of the proposed interest margin of the Amended RES is not required for assessing whether the Proposal is in the best interests of the RES Holders, we have conducted a comparables analysis to assist RES Holders in considering whether the proposed rate of return on the Amended RES would more appropriately reflect current market conditions which in turn may assist the Amended RES to trade closer to par than the existing RES.

Based on our analysis of listed comparable financial instruments issued by financial institutions as set out in Appendix 4, it is evident that the proposed rate of return on the Amended RES provides a more appropriate market risk premium for this type of investment under the current market environment. Factors which need to be considered in forming this view include:

- The proposed rate of return on the Amended RES may be benchmarked on the basis of grossed-up running yields (defined as the latest annualised coupon payment including franking credits relative to the corresponding current market price) observed for listed comparable financial instruments

- An appropriate market risk premium will largely be driven by the credit rating of the financial instrument and the underlying issuer. In particular, there are three securities issued by Suncorp-Metway Limited and one recently issued by AMP Group Finance Services Limited of a similar credit rating to that of the Amended RES. Based on market data at 19 October 2009, these securities are trading on a grossed-up running yield of 5.8 percent to 7.3 percent

- Based on the proposed initial interest margin of 4.0 percent for the Amended RES and a three-month Bank Bill Rate of 3.9 percent at 19 October 2009, the equivalent grossed-up running yield on the face value of the Amended RES would be 7.9 percent, which is at the upper end of the range observed for comparable financial instruments with similar rating

- IAG currently has on issue listed Reset Preference Shares (RPS) which are trading at or around par and paying a fixed, frankable, semi-annual coupon of 5.63 percent, equivalent to a grossed-up running yield of 7.8 percent. The underlying credit characteristics and risks of the RPS and the Amended RES are considered to be broadly comparable (apart from RPS having a much shorter maturity) and therefore may be used as an indicator for pricing Amended RES

- Commonwealth Bank of Australia (CBA) recently issued $2.0 billion of Perpetual Exchangeable Resaleable Listed Securities (PERLS V) as part of its Non-innovative Residual Tier 1 Capital. CBA is currently rated AA by S&P and the PERLS V received an A+ rating from S&P. The interest margin on the PERLS V is 3.4 percent over the three-month Bank Bill Rate, with distributions to be discretionary, frankable and non-cumulative. The initial conversion date is expected to be approximately five years from the issue date of 14 October 2009

- None of the listed comparable financial instruments match exactly the unique credit characteristics and risks of the Amended RES. Therefore, consideration should be given to the following when benchmarking the proposed rate of return on the Amended RES against the grossed-up running yields observed for comparable financial instruments:

  - An appropriate market risk premium will largely be driven by the credit rating of the financial instrument and the underlying issuer, with lower rated financial instruments requiring higher interest margins

  - New issues (such as the announced PERLS V issue by CBA) generally imply a pricing premium whilst the Proposal is not considered a typical new issue as it is only addressed to existing RES Holders

  - Amended RES having a longer duration to the next reset date than most comparable financial instruments

  - Amended RES are floating rate securities and therefore are subject to greater interest rate risk than fixed rate securities

  - A pricing premium is expected for general insurance issuers relative to bank issuers

  - A pricing premium is expected to be required for placing issues of larger volume

  - The comparability of the terms and risks associated with each financial instrument, in particular the redemption and conversion rights assigned to the issuer and holders of the securities

- Global debt and equity markets have been highly volatile over the past two years and market conditions may change rapidly which in turn may affect the appropriateness of market risk premiums currently observed for comparable financial instruments. In particular, credit spreads are declining since mid 2009 indicating first signs of a recovery in global debt markets and base interest rates (such as BBSW) are considered to be at historical lows and are more likely to increase if the recent recovery of global economies turns out to be sustainable.

Trading performance likely to improve

As illustrated in Section 5.1 (Figure 3) of this report, the trading performance of RES has been at a significant discount to face value since early 2008, reflecting the global financial crisis in debt and equity markets and the subsequent widening of credit spreads observed on comparably rated financial instruments. The recent increase in the trading price of RES from its lows in March 2009 reflects the general decline in credit spreads since mid 2009 and is indicative of the first signs of a recovery in global debt markets. The impending reset date at 15 March 2010 also provides RES Holders the opportunity to request redemption for some or all of their RES. It is noted, that the increased volatility in the trading price of RES was based on relatively low trading volumes, indicating that trading in RES has been relatively illiquid.

Among other factors, the trading performance of RES is largely driven by the underlying coupon yield (including franking credits) relative to coupon yields offered by comparable financial instruments. Under the terms of the RES, the coupon payment is based on the three-month Bank Bill Rate plus a fixed interest margin of 1.2 percent. As a result of the significant widening in credit spreads, the interest margin of 1.2 percent fixed on issuance of the RES in 2005 no longer reflects an appropriate market risk premium for this type of investment under the current market environment (as discussed above).

Based on our analysis of listed comparable financial instruments issued by financial institutions as set out in Appendix 4, we have included the below figure which shows the latest coupon yield (including franking credits) on these instruments, the credit rating and the current trading price of these instruments compared to face value in order to illustrate the correlation between trading performance and coupon yields.

Figure 1: Listed comparable financial instruments issued by financial institutions


Price as a percentage of face value
120%
110%
100%
90%
80%
70%
60%
50%
3.0%
4.0%
5.0%
6.0%
7.0%
8.0%
9.0%
10.0%
Coupon
AQNHA (A-)
WBCPB (A+)
CBAPA (A+)
IAGPA (A-)
Unrated
A+
A+
BBB+
BBB+
A+
IANG (A-)
BBB-
A+
Unrated
Unrated
Unrated
BBB+

Source: ASX company announcements, Australian Financial Review Interest Rate Securities market table, Bloomberg, S&P Ratings Direct, as at 19 October 2009

In relation to the figure above, it is noted:

- Financial instruments with comparably higher coupon yields are more likely to trade closer to or above par, e.g. Westpac Banking Corporation issued convertible preference shares in June 2006, July 2008 and April 2009 with interest margins of 1.0 percent, 2.4 percent and 3.8 percent respectively, whereas only the most recent issue is currently trading above par

- Most of the financial instruments currently trading close to or above par have been issued over the past two years at comparably higher interest margins, reflecting the general widening in credit spreads as a result of the global financial crisis

- Most of the financial instruments that have been issued before the general widening in credit spreads are currently trading at a significant discount to face value unless their interest margin has been reset since issuance to more appropriately reflect current market conditions

- Provided that financial instruments have a similar coupon yield, the higher rated financial instrument is expected to trade closer to par

- Provided that financial instruments trade at a similar discount/premium to face value, the higher rated financial instrument is expected to generate a lower coupon yield

- Based on the proposed initial interest margin of 4.0 percent for the Amended RES and a three-month Bank Bill Rate of 3.9 percent at 19 October 2009, the equivalent coupon yield of the Amended RES would be 7.9 percent, and it would be more likely that the Amended RES will trade closer to par than existing RES or existing Preference Shares (if issued). It is noted that the RPS issued by IAG at a coupon yield of 8.0 percent are currently trading around par

- Other factors, apart from the coupon yield and credit rating, that may influence the trading price include the duration of the financial instrument, the underlying base interest rate risk, and the terms and risks associated with each financial instrument, in particular the redemption and conversion rights assigned to the issuer and holders of the securities

By approving the Proposal, RES Holders would receive a higher rate of return on the Amended RES implying a more appropriate market risk premium for this type of investment under the current market environment (as discussed above). As such, it is more likely that the Amended RES will trade closer to par than existing RES or Preference Shares (if issued) and, over time, there is the prospect of the Amended RES may be trading at or above par as credit spreads and interest rates may improve favourably for RES Holders. Furthermore, the proposed amendments may result in the Amended RES being viewed as a more attractive investment than existing RES or existing Preference Shares (if issued), which may improve trading liquidity in Amended RES and in turn would provide the RES Holders the opportunity to exit their investment on market at reasonable terms without having to wait until the next reset date in order to exercise their redemption/conversion rights.

RES Holders retain right to request conversion

If the Proposal is not approved, IAG will exercise its rights under the terms of the RES to exchange the RES into Preference Shares by 15 March 2010. This will result in RES Holders receiving a perpetual

Preference Share with no reset date and with no rights to request either redemption or conversion of their shareholding. By approving the Proposal, Amended RES Holders and Amended Preference Shareholders (if issued) would retain the right to request exit from some or all of their holdings at any reset date and have an additional right to request conversion following the occurrence of an acquisition event. The first reset date on the Amended RES is expected to be 16 December 2019.

Disadvantages

Change in investment horizon

RES are perpetual reset exchangeable securities that were issued in 2005 by IAG Finance (NZ). A key term of the existing RES provided RES Holders with the opportunity to request redemption of their RES at the first reset date being 15 March 2010. If the Proposal is approved, RES Holders will be governed by the Amended RES terms. Under the Amended RES terms, the first reset date will be deferred to 16 December 2019, upon which Amended RES Holders will have the opportunity to request conversion of their Amended RES.

RES Holders who wish to exit from their investment may prefer the option of redeeming their RES at the reset date of 15 March 2010 instead of approving the Amended RES. Under this scenario, the redemption would occur at face value (subject to sufficient Portfolio proceeds available upon realisation). In particular, this option may appear attractive as RES Holders could currently realise their investment in RES through trading on ASX only at a significant discount to face value. As such, approval of the Proposal may disadvantage existing RES Holders who were seeking to exit their investment in RES at 15 March 2010.

However, if the Proposal is not approved, IAG will exercise its right under the terms of the RES to exchange the RES into Preference Shares and RES Holders would not be able to request redemption on 15 March 2010 nor achieve face value. As a result, RES Holders would receive a perpetual Preference Share with no reset date, no right to request either redemption or conversion and with terms that are not aligned to current market conditions. As such, the Preference Shares would likely trade below face value and RES Holders may only exit their investment on ASX at a discount to face value.

By approving the Proposal, it is expected that the increased interest margin under the Amended RES would account for the change in investment horizon and may assist the Amended RES to trade at a level closer to face value than the existing RES, which may provide RES Holders with a more attractive option to exit their investment on ASX.

Change in investment risk profile

Under the terms of the existing RES, IAG Finance (NZ)'s obligations are secured over a Portfolio for the benefit of RES Holders. The Portfolio solely consists of high quality, short-dated fixed interest securities rated AAAf by S&P with interest payments to RES Holders being largely dependent upon there being sufficient distributable income from the Portfolio. In the event that IAG Finance (NZ) is wound up, RES would be automatically redeemed at face value, subject to there being sufficient Portfolio proceeds available upon realisation.

If the Proposal is approved, Amended RES Holders will not be secured by, or subject to, the Portfolio and would receive interest payments sourced from the issuer (instead of the Portfolio) which would be subject to both the discretion of the IAG Directors and no APRA conditions existing in respect of the relevant interest payment date. Upon the winding up of the issuer, Amended RES would be exchanged automatically into Amended Preference Shares and the issuer's obligations would not be secured by recourse to any assets and will be subordinated to all creditors.

As a result, RES Holders may prefer the risk profile of the RES to that of the Amended RES. However, if the Proposal is not approved, IAG will exercise its right under the terms of the RES to exchange the RES into Preference Shares. The Preference Shares would expose RES Holders to a broadly similar risk profile to that of the Amended RES.

Other considerations

No adverse tax implications

IAG Finance (NZ) has engaged Mallesons Stephen Jaques to provide a general outline of the Australian taxation consequences for holding the Amended RES and the Amended Preference Shares. IAG Finance (NZ) has also applied to the ATO for a class ruling in relation to the Proposal. The class ruling covers Australian income tax and CGT consequences arising from approval of the Proposal and holding and/or sale of the Amended RES and the Amended Preference Shares. According to the taxation letter outlined in the Explanatory Statement, the Proposal will have no adverse tax implications for RES Holders.

IAG's regulatory capital position would strengthen

Should the Proposal be approved, the Amended RES will qualify as Tier 1 Capital on a Level 2 basis and strengthen the minimum capital requirements (MCR) multiple of the level 2 group from 1.79 as at 30 June 2009 to 2.03 on a pro-forma basis as detailed in the Explanatory Statement. If the Proposal is not approved, IAG will exercise its right to exchange the RES into Preference Shares. It is expected that, if issued, the Preference Shares will qualify as Tier 1 Capital on a Level 2 basis, which would result in a similar MCR improvement as if the Proposal is approved.

Even though the Amended RES will qualify as Innovative Tier 1 Capital, not all of the Amended RES will count towards the group's Innovative Tier 1 Capital on the amendment date due to the current limit on the group's Innovative Tier 1 Capital capacity. The surplus portion of the Amended RES will initially count towards the group's upper Tier 2 Capital and will be treated as Innovative Tier 1 Capital when there is additional capacity. The outcome will be similar if the proposal is not approved and the Preference Shares are issued.

ASX listing

Should the Proposal be approved, the Amended RES will continue to be listed on ASX under the code IANG. If the Proposal is not approved, IAG will exercise its right to exchange the RES into Preference Shares. The Preference Shares will also continue to be listed on ASX. Either alternative will retain the options and flexibility available to RES Holders through listing on ASX.

S&P rating

The RES are currently rated A- by S&P. If the Proposal is approved, it is expected that the Amended RES will remain at a credit rating of A- by S&P and therefore there should be no adverse impact on its trading performance and liquidity. If the Proposal is not approved, IAG will exercise its right to exchange the RES into Preference Shares. It is expected that, if issued, the Preference Shares will also receive a rating of A- by S&P.

IAG retain rights of exchange

Should the Proposal be approved, IAG will retain the right to exchange the Amended RES into Amended Preference Shares at any time. This right is consistent with the current exchange terms available to IAG under the RES.

Implications if the Proposal is not approved

As stated previously, if the Proposal is not approved, IAG will exercise its right under the existing RES terms to exchange the RES into Preference Shares governed by the existing Preference Share terms by 15 March 2010. This would result in:

- RES Holders not being able to exercise their right under the existing RES terms to request redemption at the reset date at 15 March 2010
- RES Holders receiving one Preference Share for each RES held at exchange. The Preference Shares are expected to continue trading on ASX. Unlike the Amended Preference Shares, the issue price of the Preference Shares would be subject to the redemption amount on the existing RES which may be less than $100, subject to the proceeds from the Portfolio upon realisation.
- RES Holders receiving a Preference Share with a fixed interest margin of 1.2 percent. This interest margin is significantly below that observed for IAG's already listed Reset Preference Shares (RPS) and other comparable financial instruments issued by financial institutions as set out in Appendix 4
- RES Holders receiving a perpetual Preference Share with no reset date, with the only opportunity for an increase in the interest margin being a one time margin step up to 2.2 percent at the step up date, being ten years after the Preference Shares issue date
- RES Holders retaining no rights to request either redemption or conversion of the Preference Shares
- RES Holders only being able to exit an investment in Preference Shares on market through the ASX. As the fixed interest margin is significantly below that observed for comparable financial instruments, the Preference Shares are likely to trade at a discount to face value with a further implication also being that trading in Preference Shares may be rather illiquid
- RES Holders receiving a Preference Share that is not secured by, or subject to, the Portfolio. On the winding up of IAG, Preference Shareholders would rank behind policy holders and creditors of IAG, equally with existing preference shares and in priority to ordinary shareholders. Further, an exchange into Preference Shares exposes RES Holders to both the specific business risks of the IAG group and the general risks associated with the general insurance industry. This risk profile is broadly similar to that under the terms of the Amended RES.

2.2 *General advice*

In forming our opinion, we have considered the interests of RES Holders as a whole. This advice therefore does not consider the financial situation, objectives or needs of individual RES Holders. It is not practical or possible for us to assess the implications of the Proposal on individual RES Holders as their financial circumstances are not known to us.

The decision of the RES Holders as to whether or not to approve the Proposal is a matter for individuals based on, amongst other things, their risk profile, liquidity preference, investment strategy and tax position. Individual RES Holders should therefore consider the appropriateness of our opinion to their specific circumstances before acting on it.

The Explanatory Statement contains taxation advice with regard to the Proposal. We refer RES Holders to this advice. We note that we do not seek to advise individual RES Holders on the taxation effects of the Proposal on their own specific circumstances.

As an individual's decision to vote for or against the Proposal may be influenced by their particular circumstances, we recommend that individual RES Holders including residents of foreign jurisdictions seek their own independent professional advice.

2.3 Other matters

Our opinion is based solely on information available as at the date of this report as set out in Appendix 2. We note that we have not undertaken to update our report for events or circumstances arising after the date of this report other than those of a material nature which would impact upon our opinion. We refer readers to the limitations and reliance on information section as set out in section 4.3 of our report.

This report has been prepared solely for the purpose of assisting the RES Holders in considering the Proposal. We do not assume any responsibility or liability to any other party as a result of reliance on this report for any other purpose.

All currency amounts in this report are denominated in Australian dollars ($) unless otherwise stated. All expenses estimated in this report include any non-recoverable goods and services tax, unless otherwise stated.

Neither the whole nor any part of this report or its attachments or any reference thereto may be included in or attached to any document, other than the Explanatory Statement to be sent to the RES Holders, without the prior written consent of KPMG as to the form and context in which it appears. KPMG consents to the inclusion of this report in the form and context in which it appears in the Explanatory Statement.

The above opinion should be considered in conjunction with and not independently of the information set out in the remainder of this report, including the appendices.

Yours faithfully

Ian Jedlin	Diana D'Ambra
Executive Director	Executive Director

6 INDEPENDENT EXPERT'S REPORT

KPMG

IAG Finance (New Zealand) Limited
Independent expert report and Financial services guide
22 October 2009

Contents

Financial services guide

Dated 22 October 2009

KPMG Corporate Finance (Aust) Pty Ltd ABN 43 007 363 215 (KPMG or **we** or **us** or **our** as appropriate) has been engaged to issue general financial product advice in the form of a report to be provided to you.

Financial Services Guide

In the above circumstances we are required to issue to you, as a retail client, a Financial Services Guide (**FSG**). This FSG is designed to help retail clients make a decision as to their use of the general financial product advice and to ensure that we comply with our obligations as financial services licensees.

This FSG includes information about:

- Who we are and how we can be contacted
- The services we are authorised to provide under our **Australian Financial Services Licence, Licence No: 246901**
- Remuneration that we and/or our staff and any associates receive in connection with the general financial product advice
- Any relevant associations or relationships we have
- Our complaints handling procedures and how you may access them.

Financial services we are licensed to provide

We hold an Australian Financial Services Licence, which authorises us to provide financial product advice in relation to:

- Interests in managed investments schemes (excluding investor directed portfolio services)
- Securities (such as shares and debentures).

We provide financial product advice by virtue of an engagement to issue a report in connection with a financial product of another person. Our report will include a description of the circumstances of our engagement and identify the person who has engaged us. You will not have engaged us directly but will be provided with a copy of the report as a retail client because of your connection to the matters in respect of which we have been engaged to report.

Any report we provide is provided on our own behalf as a financial services licensee authorised to provide the financial product advice contained in the report.

General Financial Product Advice

In our report we provide general financial product advice, not personal financial product advice, because it has been prepared without taking into account your personal objectives, financial situation or needs.

You should consider the appropriateness of this general advice having regard to your own objectives, financial situation and needs before you act on the advice. Where the advice relates to the acquisition or possible acquisition of a financial product, you should also obtain a product disclosure statement relating to the product and consider that statement before making any decision about whether to acquire the product.

KPMG

IAG Finance (New Zealand) Limited
Independent expert report and Financial services guide
22 October 2009

Benefits that we may receive

We charge fees for providing reports. These fees will be agreed with, and paid by, the person who engages us to provide the report. Fees will be agreed on either a fixed fee or time cost basis.

KPMG is entitled to receive a fee of $50,000, excluding GST, for the preparation of this report.

Except for the fees referred to above, neither KPMG, nor any of its executive directors, directors, employees or related entities, receive any pecuniary benefit or other benefit, directly or indirectly, for or in connection with the provision of the report.

Remuneration or other benefits received by our employees

All our employees receive a salary. Our employees are eligible for bonuses based on overall productivity but not directly in connection with any engagement for the provision of a report.

Referrals

We do not pay commissions or provide any other benefits to any person for referring customers to us in connection with the reports that we are licensed to provide.

Associations and relationships

Through a variety of corporate and trust structures KPMG is controlled by and operates as part of KPMG's Australian professional advisory and accounting practice (the KPMG Partnership). Our executive directors may be partners in the KPMG Partnership.

From time to time KPMG, the KPMG Partnership and/or KPMG entities related to the KPMG Partnership may provide professional services, including audit, tax and financial advisory services, to financial product issuers in the ordinary course of its business.

KPMG and the KPMG Partnership provide audit and other advisory services to IAG and its affiliated entities. KPMG's remuneration for the provision of these services is disclosed in IAG's Annual Report. KPMG's preparation of this report is not inconsistent with ASIC's guidance on independence of experts set out in Regulatory Guide 112. The services provided by KPMG under this IER are also allowable under IAG's "Framework for dealing with appointed auditor's firm for other services" as the outcome of this IER will not impact the integrity of the financial statements audited by the KPMG Partnership.

In addition to the preparation of this report KPMG has also provided IAG with due diligence services in relation to the Proposal. From time-to-time, KPMG and the KPMG Partnership may also undertake a variety of professional assignments for IAG or its affiliated entities.

As the auditor of IAG, all employees of KPMG and the KPMG Partnership are required to meet stringent independence requirements established under regulatory guidance. Employees are restricted from holding investments in IAG securities and its affiliated entities and this includes individuals involved in the preparation of this report. Neither KPMG or the KPMG Partnership will receive any other benefits, whether directly or indirectly, for or in connection with the making of this report.

Complaints resolution

Internal complaints resolution process

As the holder of an Australian Financial Services Licence, we are required to have a system for handling complaints from persons to whom we provide financial product advice. All complaints must be in writing, addressed to The Complaints Officer, KPMG, PO Box H67, Australia Square, Sydney NSW 1213.

When we receive a written complaint we will record the complaint, acknowledge receipt of the complaint within 15 days and investigate the issues raised. As soon as practical, and not more than **45 days** after receiving the written complaint, we will advise the complainant in writing of our determination.

Referral to External Dispute Resolution Proposal

A complainant not satisfied with the outcome of the above process, or our determination, has the right to refer the matter to the Financial Ombudsman Service Limited (**FOS**). FOS is an independent company that has been established to provide free advice and assistance to consumers to help in resolving complaints relating to the financial services industry.

Further details about FOS are available at the FOS website www.fos.org.au or by contacting them directly at: Financial Ombudsman Service Limited, GPO Box 3, Melbourne Victoria 3001 or Toll free: 1300 78 08 08 or by Facsimile: (03) 9613 6399

Contact details
You may contact us using the contact details set out at the top of the letterhead on page 1 of this report.

3 Overview of the Proposal

RES are perpetual reset exchangeable securities on issue by IAG Finance (NZ), a wholly owned subsidiary of IAG. IAG Finance (NZ) issued 5,500,000 RES in 2005 at a face value of $100 and raised $550 million in off-balance sheet capital. This capital was secured for the benefit of the RES Holders over a portfolio of short dated securities rated AAAf by Standard & Poor's (S&P) (the Portfolio).

IAG Finance (NZ) is proposing amendments to the existing terms of the RES. Key amendments proposed on the RES include a higher rate of return for RES Holders through an increase in the interest margin over the three-month Bank Bill Rate from 1.2 percent to 4.0 percent, and the establishment of an amended reset date in 2019 that will provide RES Holders with the ability to convert the Amended RES into ordinary shares or to receive $100 cash, at IAG's discretion. Further, should the Proposal be approved, the Amended RES will qualify as Innovative Tier 1 Capital on a Level 2 basis that would result in a strengthening of IAG's regulatory capital position and increase its minimum capital requirements (MCR) multiple from 1.79 at 30 June 2009 to 2.03 on a pro-forma basis as detailed in the Explanatory Statement. The Amended RES are also expected to retain the existing Standard & Poor's credit rating of A- and will continue to trade as IANG on ASX. IAG Finance (NZ) is also proposing other changes to the existing terms of the RES and the Preference Shares to align the terms with current market practices for similar Tier 1 Capital instruments.

The proposed amendments will only come into effect if 75 percent or more of the votes cast at the RES Holder meeting (including proxies) are in favour of the Proposal. If the Proposal is approved, IAG Finance (NZ) and IAG propose to enter into a deed with the trustee of the Portfolio that will have the effect of amending and restating the RES Trust Deed, the terms of the RES and the Preference Shares as at the amendment date. As such, RES Holders will continue to hold RES but they will be governed by the Amended RES terms. If the Proposal is approved, IAG Finance (NZ) will terminate the management of the Portfolio on the amendment date and the trustee will release the RES Holders security over the Portfolio. The Portfolio proceeds will then be immediately available for IAG's use.

If the Proposal is not approved, then IAG will exercise its right under the terms of the RES to exchange the RES into Preference Shares. These Preference Shares are governed by the terms of the RES and RES Holders will receive one Preference Share for each RES, with the Preference Shares expected to continue trading on ASX under the code IANG.

Further details of the Proposal are provided in the Explanatory Statement.

4 Scope of the report

4.1 Purpose

There is no statutory requirement for the preparation of this IER. However, the directors of IAG Finance (NZ) and IAG have requested KPMG to prepare this report on the basis of an assessment as to whether the Proposal is in the best interests of the RES Holders.

Regulatory Guide (RG) 111 "Content of expert reports", as issued by the Australian Securities and Investments Commission (ASIC) provides guidance on the content of an expert report and how an expert can help security holders make informed decisions about transactions.

RG 111 specifically provides a recommended approach for control transactions, demergers and demutualisations, approval of a sale of securities under item 7 of s611 of the Corporations Act and compulsory acquisitions and buy-outs. It does not however provide a recommended approach for proposals of this nature. In our opinion the Proposal is most similar to that of a demerger and demutualisation as it does not involve:

- A change in the underlying economic interests of security holders
- A change of control
- Selective treatment of different security holders.

RG 111.33 states that in the absence of these factors, the issue of 'value' may be of secondary importance and the expert should provide an opinion as to whether the advantages of the transaction outweigh the disadvantages. RG 111.34 states that if the demerger or demutualisation involves a scheme of arrangement and the expert concludes that the advantages of the transaction outweigh the disadvantages, the expert should say that the scheme is in the best interests of the members.

As such, where the advantages of the Proposal are considered to outweigh the disadvantages, the Proposal will be in the best interests of the RES Holders.

4.2 Basis of assessment

We have considered the following factors in determining whether the Proposal is in the best interests of RES Holders:

- The proposed changes to the terms and conditions of the RES
- The implications for RES Holders if the Proposal is approved
- The trading price and liquidity of the RES
- Yields on hybrid securities with similar characteristics
- The taxation implications of any amendment of terms
- Other advantages and disadvantages
- Implications if the Proposal is not approved.

4.3 Limitations and reliance on information

In preparing this report and arriving at our opinion, we have considered the information detailed in Appendix 2 of this report. Nothing in this report should be taken to imply that KPMG has verified any information supplied to us, or has in any way carried out an audit of the books of account or other records of either IAG, IAG Finance (NZ) or the Portfolio for the purposes of this report.

KPMG

IAG Finance (New Zealand) Limited
Independent expert report and Financial services guide
22 October 2009

We note that an important part of the information base used in forming our opinion is comprised of the opinions and judgements of management. We have held discussions with IAG's management in relation to the RES, the intention to exchange existing RES into Preference Shares, the terms of the Preference Shares, the terms of the Amended RES and the specific risks and opportunities that arise under the options outlined. This type of information has been evaluated through analysis, enquiry and review to the extent practical. However, such information is often not capable of external verification or validation. However it is our view that all material information that we have relied upon in forming our opinion is reasonable for that purpose.

We have no reason to believe that any material facts have been withheld from us but do not warrant that our inquiries have revealed all of the matters which an audit or extensive examination might disclose. The statements and opinions included in this report are given in good faith, and in the belief that such statements and opinions are not false or misleading.

The opinion of KPMG is based on prevailing market, economic and other conditions at the date of this report. Conditions can change over relatively short periods of time. Any subsequent changes in these conditions could impact upon our opinion. We note that we have not undertaken to update our report for events or circumstances arising after the date of this report other than those of a material nature which would impact upon our opinion.

5 Profile of RES

RES are perpetual reset exchangeable securities on issue by IAG Finance (NZ), a wholly owned subsidiary of IAG. IAG Finance (NZ) issued 5,500,000 RES in 2005 at a face value of $100 and raised $550 million in off-balance sheet capital. This capital was secured for the benefit of the RES Holders over a Portfolio of short dated securities rated AAAf by Standard & Poor's. Although the RES did not qualify as Tier 1 Capital, the terms of the RES provided IAG with certainty of having access to Tier 1 Capital due to IAG being able to exercise its rights to exchange the RES into Preference Shares at any time, particularly in market conditions that are less favourable or less certain than current market conditions. Such circumstances could include a severe fall in equity markets or major catastrophes that are beyond the limits of IAG's reinsurance arrangements[1]. Upon issue of the RES to RES Holders, they commenced trading on ASX on 12 January 2005.

5.1 *Historical performance*

Interest payments

RES Holders receive a franked, quarterly, non cumulative, floating rate of interest that is based on the three-month Bank Bill Rate plus a fixed interest margin of 1.2 percent in accordance with the terms of the RES. The historical yield on three-month Bank Bill Rate and the interest yield on the face value of a RES since issue in 2005 are shown in the below figure:

Figure 2: Three-month Bank Bill Rate and RES interest yield


10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
(%)
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Three-month BBSW
RES interest yield

Source: IRESS

The above figure shows the significant decline in three-month Bank Bill Rate in late 2008 as a result of the expansionary monetary policy adopted by the Reserve Bank of Australia that increased the money

[1] Replacement Prospectus dated 29 November 2004

flow within the Australian banking system. This was in response to the global financial crisis in debt and equity markets and recessionary developments in key global economies.

The above figure illustrates that interest payments on RES are primarily driven by movements in the three-month Bank Bill Rate. Under the terms of the RES, the RES interest payment is calculated on the first business day of each quarterly interest period, resulting in a 3 month lag between the interest assessment and the interest payment. As such, significant movements in the three-month Bank Bill Rate will be reflected in the RES interest yield with the same delay.

Trading performance

The figure below details the trading performance of RES since listing on 12 January 2005, based on the daily volume weighted average price (VWAP) and the volume of trading in RES:

Figure 3: RES – daily VWAP and trading volume


Volume
250,000
200,000
150,000
100,000
50,000
0
120
100
80
60
40
20
0
Price ($)
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09

Source: IRESS

The above figure illustrates that the daily VWAP of RES was relatively stable around face value over the period to 31 December 2007. Since that date, the daily VWAP of RES has been highly volatile, reflecting the global financial crisis in debt and equity markets and the subsequent widening of credit spreads observed on comparably rated financial instruments. The recent increase in the trading price of RES from its lows in March 2009 reflects the general decline in credit spreads since mid 2009 indicating first signs of a recovery in global debt markets and the impending reset date at 15 March 2010 providing RES Holders the opportunity to request redemption for some or all of their RES. It is noted, that the increased volatility in the trading price of RES was based on relatively low trading volumes, indicating that trading in RES has been relatively illiquid.

To illustrate the correlation between the trading performance of RES and general movements in credit spreads in the market, we have included the below figure which shows by way of example the trend in credit spreads of corporate bonds over the swap rate since issuance of RES in 2005.

Figure 4: Credit spreads of corporate bonds over the swap rate


Credit spreads (%)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Credit rating
BBB
A
AA
AAA

Source: Bloomberg
Note: Credit spreads represent trading in 3 year corporate bonds with a credit rating between AAA and BBB over the swap rate with a similar duration

The above figure shows that credit spreads in general increased significantly since the end of 2007. This general widening of credit spreads was not reflected in the interest margin applicable to the RES as the interest margin is fixed at 1.2 percent according to the terms of the RES. As a result, RES is likely to trade at a discount to face value as long as comparably rated financial instruments trade at significantly larger credit spreads. Accordingly, the recent recovery in the RES trading price is to some extent explainable by the recent general decline in credit spreads.

Liquidity analysis

An analysis of the volume of trading in RES including the VWAP for various periods to 19 October 2009, is set out in the table below.

Table 1: RES VWAP and liquidity analysis

Period	Price (high)	Price (low)	VWAP	Cumulative volume	Percent of issued capital
1 week	$92.20	$88.00	$90.40	80,340	1.5%
1 month	$92.20	$83.50	$88.83	140,032	2.5%
3 months	$92.20	$74.20	$84.18	347,651	6.3%
6 months	$92.20	$60.00	$77.65	621,657	11.3%
12 months	$92.20	$51.00	$74.45	888,834	16.2%

Source: IRESS

In relation to the table above, it is noted:

- The one week VWAP to 19 October 2009 was $90.40, with a traded high of $92.20 and a low of $88.00
- The three month VWAP to 19 October 2009 was $84.18, with a traded high of $92.20 and a low of $74.20
- The 12 month VWAP to 19 October 2009 was $74.45, with a traded high of $92.20 and a low of $51.00

We note that trading in RES over the period outlined above has been relatively illiquid, with a general decline in trading volume since listing in 2005. Factors that may have influenced the trading volume in RES include:

- RES trading at a discount to face value
- Comparable hybrid securities may have more attractive terms, including interest margins
- Composition of the RES Holder base
- The impending reset date at 15 March 2010 and the rights held by RES Holders at this date to redeem RES at face value (subject to the Portfolio proceeds upon realisation)

5.2 *Key terms*

Summarised below are the key terms of the RES:

- RES are perpetual reset exchangeable securities trading as IANG on ASX
- Issued at a face value of $100 with a credit rating of A- by S&P
- RES are not recognised as regulatory capital by APRA (unless exchanged into Preference Shares)

- IAG Finance (NZ)'s obligations are secured over a Portfolio for the benefit of RES Holders. The Portfolio solely consists of high quality, short-dated fixed interest securities rated AAAf by S&P
- In the event that IAG Finance (NZ) is wound up, RES will be automatically redeemed at face value, subject to sufficient Portfolio proceeds available upon realisation
- Interest payments are franked, quarterly, non cumulative and floating, being based on three-month Bank Bill Rate plus an interest margin of 1.2 percent
- Interest payments are subject to there being sufficient distributable income from the Portfolio. Further interest payment tests and distribution restrictions are detailed in the Explanatory Statement
- RES do not participate in any upside potential inherent in the Portfolio regarding interest payments and proceeds upon realisation
- The RES provide the following key rights:
  - RES Holders have the right to request redemption for some or all of their RES at any reset date or at any time if a trigger event (such as a default, tax, regulatory or acquisition event) occurs. The first reset date on the RES is 15 March 2010. Further explanation of RES Holder rights are detailed in the Explanatory Statement
  - IAG has the right to exchange RES into Preference Shares at any time. Further, the issuer may decide at its discretion to resell, redeem or convert the RES based upon a RES Holders redemption request. Further explanation of the issuer's rights are detailed in the Explanatory Statement

The full terms of the RES are detailed in the Explanatory Statement and the Prospectus.

5.3 Intention to exchange into Preference Shares

IAG Finance (NZ) has proposed amendments to the terms of the RES to create Amended RES which would be recognised as regulatory capital by APRA as detailed in the Explanatory Statement. If the Proposal is not approved, IAG will exercise its rights under the existing RES terms to exchange the RES into Preference Shares by 15 March 2010. This exchange is consistent with the objectives of the RES detailed in the Prospectus that "RES will provide the Group with the flexibility and certainty to access regulatory Tier 1 Capital". The Preference Shares are fully paid preference shares in the capital of IAG.

Summarised below are key terms that change from the RES to the Preference Shares:

- Preference Shares will be issued by IAG instead of IAG Finance (NZ) and will not be secured by, or subject to, the Portfolio. They will be ranked behind all creditors and policyholders, equally with existing preference shareholders of IAG and in priority to ordinary shareholders
- If issued, the Preference Shares will qualify as Innovative Tier 1 Capital on a Level 2 basis

- Preference Shareholders will receive dividend payments sourced from IAG (instead of the Portfolio), which will be subject to both the discretion of the IAG Directors and no APRA conditions existing in respect of the relevant dividend payment date. Further explanation of these dividend payment tests are detailed in the Explanatory Statement
- The Preference Shares provide the following key rights:
  - Preference Shareholders have no right to request either redemption or conversion
  - IAG, as the issuer, has the right to redeem the Preference Shares for cash or convert them into ordinary shares after the tenth anniversary of the Preference Shares or if a trigger event (such as a tax, regulatory or acquisition event) occurs. Further explanation of the issuer's rights are detailed in the Explanatory Statement

Summarised below are key terms that are similar between the RES and the Preference Shares:

- The Preference Shares credit rating is expected to remain A- by S&P and will continue to be quoted on ASX under the code IANG
- Dividend payments are franked, quarterly, non cumulative and floating, being based on three-month Bank Bill Rate plus an interest margin of 1.2 percent equivalent to the RES terms. However, the interest margin on Preference Shares will step up once to 2.2 percent at the step up date, being ten years after the Preference Shares issue date

The full terms of the Preference Shares are detailed in the Explanatory Statement and the Prospectus.

5.4 Key investment risks

Risks specific to RES Holders

Summarised below are key potential risks specific to the holding of the RES:

- A security held within the Portfolio might default on interest payments or fail to repay principal when due. The RES Holder may bear the loss in such circumstances as a default or realised loss could reduce the value of the Portfolio per RES to less than $100. Further, this could result in a reduction in interest income earned on the Portfolio, resulting in a reduction in available distributable income to RES Holders
- A loss or decline in the value of the Portfolio may result in the RES trading below face value of $100
- As RES are issued by IAG Finance (NZ) rather than IAG, the rights of RES Holders rank separately to the rights of holders of securities issued by IAG and IAG does not guarantee or provide other credit support for RES
- Under the existing RES terms, IAG has the right to exchange the RES into Preference Shares at any time, which would change the investment profile of RES holders as summarised below.

Risks specific to Preference Shareholders

Should the proposed amendments to the RES not be approved by RES Holders, IAG will exercise its rights under the existing RES terms to exchange the RES into Preference Shares. Summarised below are key potential risks specific to the holding of the Preference Shares:

- Under the current RES structure, IAG Finance (NZ)'s obligations are secured over the Portfolio for the benefit of RES Holders. If the RES were exchanged by IAG for Preference Shares, the Preference Shares would not be secured by the Portfolio. On the winding up of IAG, Preference Shareholders would rank behind policy holders and creditors of IAG, equally with existing preference shares and in priority to ordinary shareholders

- The value of an investment in Preference Shares will be influenced by the financial position and operating performance of IAG and not subject to the performance of the Portfolio. In the event of a shortfall of funds on a winding up, there is a risk that Preference Shareholders will not receive a full return of the issue price or any dividend declared but unpaid at that time

Risks common to both RES Holders and Preference Shareholders

Summarised below are key potential risks common to the holding of both RES and Preference Shares:

- Fluctuations in interest rates may result in either the interest payments on the RES, or the dividend payments on the Preference Shares being less attractive when compared to the rates of return available on comparable securities issued by either IAG or other entities

- The trading price of either the RES or Preference Shares may be influenced by various factors including interest rates, movements in Australian and international equity and debt markets and economic conditions within regional and global economies

- Despite the RES and Preference Shares being listed on ASX, trading may be limited or only possible at significant discounts to the original issue price of $100 if insufficient liquidity exists in the market

- The credit rating of either the RES or Preference Shares may be at risk as a result of changes in the operating performance or capital structure of the IAG group, which may affect the trading price and liquidity of RES and Preference Shares

- Exposure to both the specific business risks of the IAG group and the general risks associated with the general insurance industry which are outlined in detail in the Explanatory Statement and Prospectus

Further risks associated with the holding of both RES and Preference Shares are detailed in the Explanatory Statement and the Prospectus.

6 Amended RES

Under the Proposal, IAG Finance (NZ) intends to amend the terms of the RES which would primarily result in the Amended RES paying a higher rate of return to RES Holders than under the existing RES and the Amended RES qualifying as Innovative Tier 1 Capital on a Level 2 basis. This would result in a strengthening of IAG's regulatory capital position with its minimum capital requirement multiple increasing from 1.79 at 30 June 2009 to 2.03 on a pro forma basis as detailed in the Explanatory Statement. APRA requires IAG, as a general insurer, to maintain minimum levels of regulatory capital and the Amended RES are considered an acceptable form of capital for capital adequacy purposes. The classification of the Amended RES on a Level 2 basis primarily means the issuer, IAG Finance (NZ), is a member of a group of companies including a general insurer where the capital is held within the group and not the general insurer itself.

The proposed amendments to the RES were also intended to align the terms with current market practices for similar Tier 1 Capital instruments.

6.1 Key terms

Summarised below are key terms that change on the Amended RES:

- Interest payments are franked, quarterly, non cumulative and floating, being based on three-month Bank Bill Rate plus an increased interest margin of 4.0 percent (compared to 1.2 percent under the existing RES). At any reset date, IAG also has the right to reassess the interest margin on the Amended RES. The first reset date on the Amended RES is expected to be 16 December 2019. Further explanation on how IAG can revise the interest margin is available within the Explanatory Statement

- Amended RES Holders will receive interest payments sourced from the issuer (instead of the Portfolio) which will be subject to both the discretion of the IAG Directors and no APRA conditions existing in respect of the relevant interest payment date. Further explanation of these interest payment tests are detailed in the Explanatory Statement

- Amended RES will qualify as Tier 1 Capital on a Level 2 basis

- Amended RES will be issued by IAG Finance (NZ) and will not be secured by, or subject to, the Portfolio. Upon the winding up of the issuer, Amended RES will be exchanged automatically into Amended Preference Shares and the issuer's obligations will not be secured by recourse to any assets and will be subordinated to all creditors. Unlike the RES, there are no events of default under the Amended RES trust deed

- The Amended RES provide the following key rights:

  - Amended RES Holders have the right to request conversion for some or all of their Amended RES at any reset date or following the occurrence of an acquisition event. The first reset date on the Amended RES is expected to be 16 December 2019. The conferring of these rights to RES Holders also allows the Amended RES to qualify as Innovative Tier 1 Capital. Further explanation of Amended RES Holder rights are detailed in the Explanatory Statement

- IAG has the right to exchange Amended RES into Amended Preference Shares at any time. Further, the issuer may decide at its discretion, to resell, redeem or convert the Amended RES based upon an Amended RES Holders conversion request. The main difference to the RES terms will be that the resale mechanics are being expanded and made more detailed and that the issuer's right arises not only on an acquisition event occurring but upon a potential acquisition event occurring. Further explanation of the issuer's rights are detailed in the Explanatory Statement

Summarised below are key terms that will not change on the Amended RES:

- Amended RES are perpetual reset exchangeable securities with an unchanged face value of $100 (not subject to the Portfolio proceeds upon realisation)

- The Amended RES credit rating is expected to remain A- by S&P and will continue to be quoted on ASX under the code IANG

- The taxation implications of holding Amended RES. IAG Finance (NZ) has engaged Mallesons Stephen Jaques to provide a general outline of the Australian taxation consequences for holding the Amended RES and the Amended Preference Shares. IAG Finance (NZ) has also applied to the ATO for a class ruling in relation to the Proposal. The class ruling covers Australian income tax and GST consequences arising from approval of the Proposal and holding and/or sale of the Amended RES and the Amended Preference Shares. According to the taxation letter outlined in the Explanatory Statement, the Proposal will have no adverse tax implications for RES Holders

The full terms of the Amended RES are detailed in the Explanatory Statement.

6.2 Amended Preference Shares

Under the Amended RES terms, IAG retains the right to exchange the Amended RES into Amended Preference Shares at any time. The Amended Preference Shares are fully paid preference shares in the capital of IAG.

Summarised below are key terms that change on the Amended Preference Shares:

- Dividend payments are franked, quarterly, non cumulative and floating, being based on three-month Bank Bill Rate plus an increased interest margin of 4.0 percent (compared to 1.2 percent under the current Preference Shares) and subject to the amended dividend payment tests detailed in the Explanatory Statement

- Whilst the terms of the existing Preference Shares do not allow for any reset provisions apart from a one time step up in the interest margin to 2.2 percent ten years after the Preference Share issue date, IAG under the Amended Preference Share terms has the right to reset the interest margin at any reset date, with the first reset date being 10 years after the issue date of the Amended Preference Shares

- The issue price and the amount due on redemption of the Amended Preference Shares will be fixed at $100, rather than being linked to the Portfolio proceeds upon realisation as per the terms of the existing Preference Shares

- The Amended Preference Shares provide the following key rights:
  - Existing Preference Shareholders have no right to request either redemption or conversion whilst Amended Preference Shareholders have the right to request conversion for some or all of their Amended Preference Shares on any reset date or following the occurrence of an acquisition event. Further explanation of the Amended Preference Shareholders rights are detailed in the Explanatory Statement
  - IAG, as the issuer, may decide at its discretion to redeem, convert or resell the Amended Preference Shares upon on Amended Preference Shareholders conversion request. The main difference to the existing Preference Share terms will be that the resale mechanics are being expanded and made more detailed and that the issuer's right arises not only on an acquisition event occurring but upon a potential acquisition event occurring. Further explanation of the issuer's rights are detailed in the Explanatory Statement

Summarised below are key terms that will not change on the Amended Preference Shares:

- The Amended Preference Shares credit rating is expected to remain A- by S&P and will continue to be quoted on ASX under the code IANG
- Amended Preference Shares will be issued by IAG and will not be secured by, or subject to, the Portfolio. They will be ranked behind all creditors and policyholders, equally with existing preference shareholders of IAG and in priority to ordinary shareholders
- It is expected that, if issued, the Amended Preference Shares will qualify as Innovative Tier 1 Capital on a Level 2 basis

The full terms of the Amended Preference Shares are detailed in the Explanatory Statement.

6.3 Key investment risks

Summarised below are key potential risks specific to the holding of the Amended RES:

- Under the current RES structure, IAG Finance (NZ)'s obligations are secured over the Portfolio for the benefit of RES Holders. If the terms of the RES were amended, the Amended RES would not be secured by the Portfolio. On the winding up of IAG, Amended RES would be automatically exchanged into Amended Preference Shares that would rank behind policy holders and creditors, equally with existing preference shares and in priority to ordinary shareholders. IAG does not guarantee or provide other credit support for the Amended RES
- Under the Amended RES, holders would lose all rights associated with the existing RES including the right to request redemption of the RES at the 15 March 2010 reset date
- IAG retains the right under the terms of the Amended RES to exchange the Amended RES into Amended Preference Shares at any time

- Under the terms of the Amended RES and Amended Preference Shares, the issuer has the right upon a conversion request by the Holder to resell the Amended RES and Amended Preference Shares to a Nominated Purchaser, being a third party with a long term counterparty S&P rating of not less than the rating assigned to the Amended RES or the Amended Preference Shares at that time. If the Nominated Purchaser does not pay cash equal to the resale price, or the resale otherwise does not complete, the Amended RES or the Amended Preference Shares will not be redeemed, converted or resold on that date. Where a RES Holder or Preference Shareholder has requested conversion, the issuer or IAG must elect to redeem, convert or resell those Amended RES or Amended Preference Shares at a date that is no later than 45 business days from when the resale was originally scheduled to occur. This new timing and option chosen by IAG may be disadvantageous in respect of market conditions or individual RES Holders circumstances at the time of the conversion, redemption or resale. We note that the outcome of this process is not materially different from that under the existing RES, whereby the RES must be redeemed if IAG Finance (NZ) elects to resell upon a RES Holder redemption request, and the RES are not resold.

Key risks specific to the Amended Preference Shareholders and the key risks common to both the Amended RES and the Amended Preference Shareholders are broadly the same as under the terms of the existing RES and Preference Shares as outlined in section 5.4 of this report and further detailed in the Explanatory Statement.

7 Conclusion

In Section 2 of the report we have had regard to the likely advantages and disadvantages that will emerge for RES Holders as a result of the Proposal, as well as the implications if the Proposal is not approved. In our opinion, the advantages of the Proposal outweigh the disadvantages and thus we consider the Proposal to be in the **best interests of RES Holders**.

Appendix 1 – KPMG Disclosures

Qualifications

The individuals responsible for preparing this report on behalf of KPMG are Mr Ian Jedlin and Mrs Diana D'Ambra. Each has a significant number of years experience in the provision of corporate financial advice, including specific advice on valuations, mergers and acquisitions, as well as the preparation of expert reports.

Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than KPMG's opinion as to whether the Proposal is in the best interests of the RES Holders. KPMG expressly disclaims any liability to any Investor who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

Other than this report and the separate accounting advice, neither KPMG nor the KPMG Partnership has been involved in the preparation of the Explanatory Statement or any other document prepared in respect of the Proposal. Accordingly, we take no responsibility for the content of the Explanatory Statement as a whole or other documents prepared in respect of the Proposal.

Independence

During the course of this engagement, KPMG provided draft copies of this report to management of the IAG for comment as to factual accuracy, as opposed to opinions, which are the responsibility of KPMG alone. Changes made to this report as a result of these reviews have not changed the opinion reached by KPMG.

Consent

KPMG consents to the inclusion of this report in the form and context in which it is included with the Explanatory Statement to be issued to RES Holders. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of KPMG as to the form and context in which it appears.

Indemnity

IAG has agreed to indemnify and hold harmless KPMG, the KPMG Partnership and/or KPMG entities related to the KPMG Partnership against any and all losses, claims, costs, expenses, actions, demands, damages, liabilities or any other proceedings, whatsoever incurred by KPMG, the KPMG Partnership and/or KPMG entities related to the KPMG Partnership in respect of any claim by a third party arising from or connected to any breach by you of your obligations.

IAG has also agreed that KPMG, the KPMG Partnership and/or KPMG entities related to the KPMG Partnership shall not be liable for any losses, claims, expenses, actions, demands, damages, liabilities or any other proceedings arising out of reliance on any information provided by you or any of your representatives, which is false, misleading or incomplete. IAG has agreed to indemnify and hold harmless KPMG, the KPMG Partnership and/or KPMG entities related to the KPMG Partnership from any such liabilities we may have to you or any third party as a result of reliance by KPMG, the KPMG Partnership and/or KPMG entities related to the KPMG Partnership on any information provided by you or any of your representatives, which is false, misleading or incomplete.

Appendix 2 – Sources of information

In preparing this report we have been provided with and considered the following sources of information:

- Final Draft Notice of Meeting and Explanatory Statement, 21 October 2009
- APRA confirmation regarding recognition of amended reset exchangeable securities (RES) as Innovative Tier 1 Capital, 21 October 2009
- Draft Application for Class Ruling, 27 July 2009
- Reset Exchangeable Securities Replacement Prospectus, 29 November 2004 (www.iag.com.au/res)
- UBS Board Advice, 7 August 2009
- Major announcements

General

- Bloomberg LLP
- IRESS Market Technology
- Standard & Poor's Ratings Direct
- Australian Financial Review Interest Rate Securities market table
- ASX Company announcements
- Various broker reports
- Various comparable company financial reports

In addition, we have held discussions with the management of IAG in relation to the Proposal.

Appendix 3 – Glossary

Amended Preference Shares	Preference shares issued by IAG upon exchange of the Amended RES
Amended RES	Amended Reset Exchangeable Securities
APRA	Australian Prudential Regulation Authority
ASX	Australian Securities Exchange
BBSW	Bank Bill Rate
Explanatory Statement	The Explanatory Statement issued by IAG Finance (New Zealand) Limited dated 23 October 2009
Holders	Holders of an investment in either RES or Amended RES
IAG	Insurance Australia Group Limited
IAG Finance (NZ)	IAG Finance (New Zealand) Limited
IER	Independent Expert Report prepared by KPMG
MCR	Minimum capital requirements
Nominated Purchaser	Being a third party with a long term counterparty S&P rating of not less than the rating assigned to the Amended RES or the Amended Preference Shares at that time.
Portfolio	A portfolio of high quality, short dated fixed interest securities rated AAAf by S&P and secured by IAG Finance (New Zealand) Limited's obligations for the benefit of RES Holders
Preference Shares	Preference shares issued by IAG upon exchange of the RES (www.iag.com.au/res)
Prospectus	The RES replacement prospectus dated 29 November 2004
RES	Reset Exchangeable Securities
RPS	Reset Preference Shares
S&P	Standard & Poor's
VWAP	Volume weighted average price

Appendix 4 – Listed comparable financial instruments issued by financial institutions

Issuer (Group)	IAG Finance (NZ)	IAG	AMP Finance	Suncorp-Metway	Suncorp-Metway	Suncorp-Metway	NAB	ANZ
Security type	Reset exchangeable	Reset preference shares	Floating rate step-up note	Perpetual floating rate notes	Reset preference shares	Convertible preference shares	Perpetual floating rate notes	Convertible preference shares
Ticker	IANG	IAGPA	AQNHA	SUNHB	SUNPA	SUNPB	NABHA	ANZPB
Credit rating (Company/Hybrid)	A+ / A-	A+ / A-	A / A-	A / BBB+	A / BBB+	A / BBB+	AA / A+	AA / A+
Amount issued	$550m	A$350m	A$203m	A$170m	A$144m	A$735m	A$2,000m	A$1,080m
Issue / Last reset date	Jan-05	Jun-07	Apr-09	Dec-98	Sep-06	Jun-08	Jun-99	Sep-08
Price ($) / security	91.00	102.50	112.00	69.70	99.60	97.77	86.10	101.00
Face value ($) / security	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Margin (%)	1.200%	Fixed rate	4.750%	0.750%	Fixed rate	3.200%	1.250%	2.500%
Current base rate (%)	3.455%		3.280%	3.280%		3.443%	3.280%	3.455%
Coupon (%)	3.259%	5.630%	8.030%	4.030%	5.068%	4.650%	4.530%	4.169%
Franking	Frankable	Frankable	Unfranked	Unfranked	Frankable	Frankable	Unfranked	Frankable
Grossed-up coupon (%)	4.655%	8.035%	8.030%	4.030%	7.240%	6.643%	4.530%	5.955%
Distributions	Quarterly	Semi-annual	Quarterly	Quarterly	Semi-annual	Quarterly	Quarterly	Quarterly
Next coupon date	15-Dec-09	15-Dec-09	17-Nov-09	15-Nov-09	14-Mar-10	15-Dec-09	16-Nov-09	15-Dec-09
Conv/maturity/step-up date	15-Mar-10	15-Jun-12	15-May-14	Perpetual	14-Sep-11	14-Jun-13	Perpetual	15-Jun-14
Grossed-up running yield	5.115%	7.839%	7.170%	5.782%	7.269%	6.795%	5.261%	5.896%

Source: ASX company announcements, Australian Financial Review Interest Rate Securities market table, Bloomberg, S&P Ratings Direct
Note: Prices at 19 October 2009
Grossed up running yield calculated as the current Coupon, adjusted for franking credits where applicable and divided by the Price per $100 face value of Security

Issuer (Group)	Westpac (TPS)	Westpac (SPS I)	Westpac (SPS II)	CBA (PERLS III)	CBA (PERLS IV)	CBA (PERLS V)	Bank of Qld (PEPS)	Bank of Qld (RePS)
Security type	Reset preference shares	Convertible preference shares	Convertible preference shares	Perpetual exchangeable	Perpetual exchangeable	Perpetual exchangeable	Perpetual preference shares	Reset preference shares
Ticker	WCTPA	WBCPA	WBCPB	PCAPA	CBAPB	CBAPA	BOQPC	BOQPA
Credit rating (Company/Hybrid)	AA / A+	AA / A+	AA / A+	AA / A+	AA / A+	AA / A+	BBB+/BBB-	BBB+/BBB-
Amount issued	A$763m	A$1,036m	A$908m	A$1,166m	A$1,465m	$2,000m	$200m	$47m
Issue / Last reset date	Jun-06	Jul-08	Mar-09	Apr-06	Jul-07	Oct-09	Dec-07	Oct-05
Price ($) / security	92.90	100.02	106.50	182.90	193.90	206.00	90.00	101.50
Face value ($) / security	100.00	100.00	100.00	200.00	200.00	200.00	100.00	100.00
Margin (%)	1.000%	2.400%	3.800%	1.050%	1.050%	3.400%	2.000%	Fixed rate
Current base rate (%)	3.353%	3.353%	3.353%	3.537%	3.203%	3.866%	4.180%	
Coupon (%)	3.047%	4.027%	5.007%	3.211%	2.977%	5.086%	4.326%	5.124%
Franking	Frankable	Frankable	Frankable	Frankable	Frankable	Frankable	Frankable	Frankable
Grossed-up coupon (%)	4.353%	5.753%	7.153%	4.587%	4.253%	7.266%	6.180%	7.320%
Distributions	Quarterly	Quarterly	Quarterly	Quarterly	Quarterly	Quarterly	Semi-annual	Semi-annual
Next coupon date	31-Dec-09	31-Dec-09	31-Dec-09	06-Jan-10	02-Nov-09	31-Jan-10	15-Apr-10	15-Apr-10
Conv/maturity/step-up date	30-Jun-16	26-Sep-13	30-Sep-14	06-Apr-16	31-Oct-12	31-Oct-14	17-Dec-12	15-Oct-10
Grossed-up running yield	4.686%	5.752%	6.717%	5.016%	4.387%	7.266%	6.867%	7.212%

Source: ASX company announcements, Australian Financial Review Interest Rate Securities market table, Bloomberg, S&P Ratings Direct
Note: Prices at 19 October 2009
Grossed up running yield calculated as the current Coupon, adjusted for franking credits where applicable and divided by the Price per $100 face value of Security

Issuer (Group)	Bendigo & Adelaide	Bendigo & Adelaide	Bendigo & Adelaide	Bendigo & Adelaide
Security type	Perpetual floating rate notes	Perpetual step-up preference share	Perpetual step-up preference share	Reset preference shares
Ticker	BENHB	BENPC	BENPB	BENPA
Credit rating (Company/Hybrid)	BBB+/Unrated	BBB+/Unrated	BBB+/Unrated	BBB+/Unrated
Amount issued	A$75m	A$100m	A$90m	A$895m
Issue / Last reset date	Jul-98	Oct-07	Jun-05	Nov-07
Price ($) / security	70.00	87.50	87.50	100.00
Face value ($) / security	100.00	100.00	100.00	100.00
Margin (%)	1.000%	1.750%	1.500%	1.600%
Current base rate (%)	3.280%	3.800%	3.455%	7.205%
Coupon (%)	4.280%	3.885%	3.469%	6.164%
Franking	Unfranked	Frankable	Frankable	Frankable
Grossed-up coupon (%)	4.280%	5.550%	4.955%	8.805%
Distributions	Quarterly	Quarterly	Quarterly	Semi-annual
Next coupon date	30-Nov-09	10-Jan-10	15-Dec-09	01-Nov-09
Conv/maturity/step-up date	Perpetual	10-Oct-14	15-Jun-15	01-Nov-12
Grossed-up running yield	6.114%	6.343%	5.663%	8.805%

Source: ASX company announcements, Australian Financial Review Interest Rate Securities market table, Bloomberg, S&P Ratings Direct
Note: Prices at 19 October 2009
Grossed up running yield calculated as the current Coupon, adjusted for franking credits where applicable and divided by the Price per $100 face value of Security

7

ADDITIONAL INFORMATION

7.1 INFORMATION, DISCLOSURE AND AVAILABILITY

The Issuer and IAG are each subject to regular reporting and disclosure obligations under the Corporations Act and ASX Listing Rules. These include preparation of yearly and half-yearly financial statements and a report on the operations of the Issuer and IAG respectively during the relevant period together with an audit or review report by their auditor.

Under ASX Listing Rule 3.1, the Issuer and IAG are under an obligation (subject to certain exceptions) to immediately notify ASX of any information concerning the Issuer and IAG respectively, of which they are or become aware and which a reasonable person would expect would have a material effect on the price or value of securities of the Issuer and IAG respectively. You can obtain copies of information released by the Issuer and IAG pursuant to their reporting and disclosure requirements under the Corporations Act and ASX Listing Rules on ASX's website and also on IAG's website at www.iag.com.au.

7.2 SUMMARY OF CHANGES TO THE TRUST DEED

The Trust Deed was executed on 20 November 2004 and amended on 22 November 2004 and 29 November 2004. If the proposed Amendments are approved, the Trust Deed will be amended and restated to reflect the Amended RES Terms (Amended Trust Deed). Accordingly, because the Portfolio will be removed from the Amended RES Terms, all provisions concerning the security held by the Trustee over the Portfolio and IAG Portfolio Limited (the manager of the Portfolio) will be deleted.

The parties to Amended Trust Deed will be the Issuer, IAG and the Trustee. IAG Portfolio will not be a party to the Amended Trust Deed.

7.2.1 Summary of deletions

The Amended Trust Deed will no longer contain the terms and conditions on which:

- IAG Portfolio provides a guarantee in respect of the Issuer's payment obligations under the Existing RES Terms;
- each of the Issuer and IAG Portfolio provides security for their payment obligations in respect of the Existing RES (including all provisions collateral to this); and
- events of default occur and on which certain representations are made.

Because IAG Portfolio is not a party to the Amended Trust Deed, all provisions relating to that entity will be removed from the Amended Trust Deed.

7.2.2 Summary of remaining terms

The Amended Trust Deed will contain the terms and conditions on which:

- the Issuer has issued the Amended RES;
- the Trustee agrees to act as trustee for the benefit of RES Holders;
- amounts owing to RES Holders are settled by payment to RES Holders or the Trustee; and
- RES Holders will have a subordinated claim against IAG if IAG fails to issue the Amended Preference Shares upon an Exchange.

7.2.3 Remaining terms

Rights and liabilities of the Trustee

The rights and liabilities of the Trustee will be set out in the Amended Trust Deed.

The Amended Trust Deed also limits the responsibility and liability of the Trustee under the Transaction Documents to the amounts available to it as Trustee, except in circumstances where it has acted negligently or fraudulently or where there has been a gross or willful breach of its obligations under the Transaction Documents.

Removal and resignation of the Trustee

The Issuer may remove the Trustee by giving not less than 30 days' notice in writing. Where the Trustee has failed to perform any obligations under the Transaction Documents within 14 days from delivery of notice requiring remedy, the Issuer may immediately remove the Trustee by giving notice in writing.

The Trustee may retire as Trustee by giving the Issuer not less than 30 days' notice in writing. The Trustee must immediately retire if an insolvency event has occurred in respect of it in its personal capacity.

However, the Trustee's appointment will not cease until an approved replacement trustee has been appointed by the Issuer.

Where after 60 days' notice of removal or retirement, the Issuer has not appointed a replacement trustee, the Trustee may nominate a replacement.

Fees and indemnities

IAG must pay to the Trustee such fees as agreed between them.

The Issuer and IAG each indemnifies the Trustee against liabilities, costs and expenses incurred in exercising its powers as Trustee, other than in relation to certain taxes on the Trustee's remuneration or in circumstances where the Trustee has acted negligently or fraudulently or where there has been a gross or willful breach of its obligations under the Transaction Documents.

No events of default

There are no events of default under the Amended Trust Deed. This is required so that the Amended RES will qualify as Innovative Tier 1 Capital.

The Trustee and RES Holders agree and acknowledge this and that they have no right to accelerate the Amended RES, initiate an administration or proceedings for the winding-up of the Issuer or IAG or appoint a receiver or receiver and manager to the Issuer or IAG for non-payment of any amount owing under the Amended Trust Deed.

Application of moneys

The parties to the Amended Trust Deed agree that any amounts received in respect of the amounts owing under the Amended Trust Deed are to be applied promptly as follows:

- first, equally and rateably among themselves, in payment of any liabilities, costs, charges and expenses incurred in relation to Amended RES due and payable and unpaid to the Trustee or a Service Provider under any relevant Transaction Document;
- second, on an Interest Payment Date, equally and rateably among themselves, in payment of any Interest Payment due in respect of Amended RES to the RES Holders or the Trustee;
- third, on a Realisation Date, equally and rateably among themselves, in payment of any Redemption Amount due in respect of Amended RES to the RES Holders or the Trustee or, in the case of a Conversion, to IAG in payment of the Ordinary Share Issue Price; and
- fourth, any remaining amount to, or as directed to, the Issuer.

Statutory obligations of the Issuer and the Trustee

The Trust Deed describes the statutory obligations of the Issuer and the Trustee according to Chapter 2L of the Corporations Act in relation to offers of debentures.

Failure to issue Amended Preference Shares

Under the Amended Trust Deed, if IAG fails to issue an Amended Preference Share when required by an Exchange, then the Trustee and the affected RES Holder agree that they have no claim against the Issuer for that failed Exchange, that the failure does not constitute a repudiation or other breach of the Amended RES Terms or the Trust Deed by the Issuer or IAG entitling the RES Holder to be relieved of its obligations in connection with the Exchange and that any claim of the RES Holder in respect of RES in that case will be limited to:

- an order for specific performance that IAG issue the Amended Preference Shares according to the Amended RES Terms; or
- such monetary claim on IAG which the RES Holder would have had if the Amended Preference Shares had been issued in accordance with the Amended RES Terms.

This monetary claim ranks junior to the claims of all IAG Senior Creditors in that:

- all claims of IAG Senior Creditors must be paid in full before the claims of the RES Holders are paid; and
- until the IAG Senior Creditors have been paid in full, the RES Holders must not claim in the winding-up of IAG in competition with the IAG Senior Creditors so as to diminish any distribution, dividend or payment which, but for that claim, the IAG Senior Creditors would have been entitled to receive,

so that the RES Holder receives, in respect of the claim, the same amount it would have received if the Amended Preference Shares had been issued in accordance with the Amended RES Terms.

Power to amend Amended Trust Deed

The Issuer and the Trustee may jointly amend the Amended Trust Deed at any time, by written agreement:

- if the Issuer and the Trustee believe the amendment is formal or technical, made to cure ambiguity or errors, expedient to enable Amended RES to be listed or retain listing on a stock exchange and not considered by the Trustee to be materially prejudicial to RES Holders' interests as a whole, necessary to comply with the provision of any statute or requirement of a statutory authority, or to evidence the succession of another person to the Issuer;
- if such amendment is authorised by a Special Resolution;
- in any case, where such amendment is considered by the Trustee not to be materially prejudicial to the interests of RES Holders as a whole; or
- in respect of any time period stated, required or permitted in connection with any notice required for a Redemption, Conversion, Resale or Exchange.

7.2.4 Copies of documents
The Issuer will provide a copy of the following documents free of charge to any RES Holder who requests a copy:

- the form of the Amended Trust Deed; and
- the Amended RES Terms and the Amended Preference Share Terms not marked to show changes from the Existing RES and Existing Preference Shares.

These documents may be obtained by request from the Issuer at the addresses on the inside back cover of this Explanatory Statement.

7.3 ASIC RELIEF
ASIC has granted the Issuer relief from the on-sale provisions contained in section 707 of the Corporations Act. The relief confirms that any Amended Preference Shares or Ordinary Shares issued on Exchange or Conversion of the Amended RES, or any Ordinary Shares issued on Conversion of the Amended Preference Shares, may be subsequently on-sold without any further disclosure to investors.

7.4 ASX RELIEF
ASX has confirmed that:

- following implementation of the Amendments, the terms of the Amended RES and the Amended Preference Shares will continue to be appropriate and equitable for the purposes of Listing Rule 6.1;
- following implementation of the Amendments, the Amended RES will not be considered "preference securities" for the purposes of Listing Rules 6.3 to 6.7 (inclusive);
- neither of the amended reset mechanisms proposed to be included in the terms of the Amended RES and the Amended Preference Shares contravenes the requirements of Listing Rule 6.10;
- the amendments to the circumstances in which the divestment of Amended RES and the Amended Preference Shares may occur are appropriate and equitable for the purposes of Listing Rule 6.12;
- the waivers and confirmations granted by ASX to IAG and the Issuer respectively on 25 November 2004 will continue to remain in force and effect (as applicable) following implementation of the Amendments; and
- following implementation of the Amendments, the Issuer will continue to satisfy all of the conditions contained in Listing Rule 1.1 (as applicable), and that no further application for quotation of the Amended RES will be required.

7.5 ACKNOWLEDGEMENT AND PRIVACY STATEMENT
The Issuer, IAG and the Registry may already hold personal information about any individual RES Holder collected as part of your original acquisition of the Existing RES, or collected to register your holding. If you submit a Proxy Form, additional information provided on that form may be used in relation to the meeting of RES Holders and in administering your Existing RES or Amended RES, as applicable. For these purposes, your personal information may be disclosed between the Issuer, IAG and the Registry, and to their agents, contractors and third party service providers (including mail houses and financial advisers) and to ASX and other regulatory authorities. As required under the Corporations Act, certain details of security holders (including name and address) are held on a public register. If you do not provide the information requested on your Proxy Form, the Proxy Form may not be able to be processed correctly.

Under the *Privacy Act 1988* (Cwlth), you may request access to your personal information held by or on behalf of the Issuer. You can request access to your personal information or obtain further information about the Issuer's management practices by contacting the Registry or the Issuer. If the Registry's record of your personal information is incorrect or out of date, it is important that you contact the Issuer or the Registry so that your records can be corrected.

7.6 DIRECTORS' INTERESTS
None of the Existing RES or other securities in the Issuer are held by the Directors or any directors of IAG.

7.7 NEW ZEALAND RESIDENT WITHHOLDING TAX
To avoid having New Zealand resident withholding tax (RWT) deducted at the highest rate, RES Holders who are liable to such withholding (i.e. New Zealand residents) will need to:

- provide the Issuer with a copy of a current RWT exemption certificate; or
- supply the Issuer with their tax file number and make an election as to the rate at which RWT is to be deducted.

For RES Holders that are companies for New Zealand tax purposes, the rates of RWT for interest are 33% and 39%. For other RES Holders, the current rates of RWT for interest are 19.5%, 33% and 39%. The Taxation (Consequential Rate Alignment and Remedial Matters) Bill currently before the New Zealand Parliament contains proposals to amend these rates with effect from 1 April 2010.

7.8 IMPORTANT NOTICE TO U.S. SECURITYHOLDERS
Neither the Existing RES nor the Amended RES have been, or will be, registered under the U.S. Securities Act of 1933 (as amended) (**Securities Act**) or the securities laws of any state or other jurisdiction of the United States, and accordingly such securities may not be offered, issued, sold, resold or transferred in the United States unless an exemption from registration under the Securities Act and such other securities laws is available.

U.S. securityholders should note that the proposed transaction to amend the Existing RES is being effected in accordance with the laws of Australia. In addition, the Explanatory Statement and related materials have been prepared in accordance with the disclosure requirements of Australia, which are different from those of the United States. The financial information included in this Explanatory Statement has been prepared in accordance with Australian accounting standards, which may not be comparable to the financial statements of United States companies prepared in accordance with generally accepted accounting principles in the United States (or "U.S. GAAP").

It may be difficult for you to enforce your rights and any claim you may have arising under United States federal securities laws, since the Issuer and IAG are located in Australia (and the Issuer is acting through its branch in New Zealand) and some or all of their respective officers and directors are residents of New Zealand or Australia. You may not be able to sue the Issuer, IAG or their respective officers or directors in New Zealand or Australia for violations of the United States securities laws. It may be difficult to compel the Issuer, IAG and their respective affiliates to subject themselves to a United States court's judgment.

This Explanatory Statement has not been filed with or reviewed by the U.S. Securities and Exchange Commission or any U.S. state securities authority, and none of them has passed upon or endorsed the merits of the transaction or the accuracy, adequacy or completeness of this Explanatory Statement. Any representation to the contrary is a criminal offence.

A

APPENDIX A GLOSSARY

The following is a glossary of terms used in this Explanatory Statement and the Notice of Meeting and includes terms commonly used in the general insurance industry. There is also a list of defined terms in clause 16.2 of the Amended RES Terms and clause 11.2 of the Amended Preference Share Terms.

ABN	Australian Business Number
Acquisition Event	refers to certain takeovers and schemes of arrangement as set out in: (a) for the Existing RES, clause 16.2 of the Existing RES Terms; (b) for the Existing Preference Shares, clause 9.2 of the Existing Preference Share Terms; (c) for the Amended RES, clause 16.2 of the Amended RES Terms; or (d) for the Amended Preference Shares, clause 11.2 of the Amended Preference Share Terms
Amended Preference Share	a fully paid preference share in the capital of IAG issued in accordance with the Amended Preference Share Terms
Amended Preference Share Terms	the full terms of the Amended Preference Shares in Appendix C (marked to show additions to and deletions from the Existing Preference Share Terms)
Amended RES	perpetual reset exchangeable securities issued by the Issuer according to the Prospectus and as amended per the Amended RES Terms, and as described in clause 1.1 of the Amended RES Terms. The Amended RES will be unsecured notes for the purposes of section 283BH of the Corporations Act
Amended RES Terms	the full terms of the Amended RES in Appendix B (marked to show additions to and deletions from the Existing RES Terms)
Amendment Date	15 December 2009
Amendments	the proposed amendments to the Existing RES Terms and Existing Preference Share Terms (as set out in Appendices B and C) and the Trust Deed as explained in this Explanatory Statement
APRA	Australian Prudential Regulation Authority (ABN 79 635 582 658)

A GLOSSARY

APRA Conditions	means: (a) unless APRA otherwise approves in writing: (i) paying the Interest Payment/Dividend (as applicable to either the Amended RES or Amended Preference Shares) on the payment date would result in the MCR of the Group on a Level 2 basis not complying with APRA's then current capital adequacy standards as they are applied to the Group on a Level 2 basis at the time; or (ii) the Interest Payment/Dividend (as applicable to either the Amended RES or Amended Preference Shares) on the payment date would exceed Distributable Profits as at the Record Date for the payment; (b) making the Interest Payment/Dividend (as applicable to either the Amended RES or Amended Preference Shares) would result in IAG (or the Issuer, in the case of Amended RES only) becoming, or becoming likely to become, insolvent for the purposes of the Corporations Act; or (c) APRA objecting to the Interest Payment/Dividend (as applicable to either the Amended RES or Amended Preference Shares) being made on the payment date, as set out in; (a) for the Amended RES, clause 16.2 of the Amended RES Terms; or (b) for the Amended Preference Shares, clause 11.2 of the Amended Preference Share Terms The APRA Conditions also apply to any Optional Interest Payment or Optional Dividend
ASIC	Australian Securities and Investments Commission
ASX	ASX Limited (ABN 98 008 624 691)
ASX Listing Rules	the listing rules of ASX with any modification or waivers in their application to the Issuer or IAG, which ASX may grant
Australian Accounting Standards	(a) the accounting standards as defined in section 9 of the Corporations Act; (b) the requirements of the Corporations Act for the preparation and content of accounts; and (c) generally accepted accounting principles and practices consistently applied in Australia, including any domestically accepted international accounting standards, except principles and practices that are inconsistent with those referred to in paragraph (a) or (b) of this definition
Bank Bill Rate	refers to the bank bill rate for an Interest Period or a period for payment of a Dividend, as set out in: (a) for the Existing RES, clause 3.1 of the Existing RES Terms; (b) for the Existing Preference Shares, clause 2.1 of the Existing Preference Shares Terms; (c) for the Amended RES, clause 3.1 of the Amended RES Terms; or (d) for the Amended Preference Shares, clause 2.1 of the Amended Preference Share Terms
Business Day	a business day as defined in the ASX Listing Rules
Ceded	to transfer liability in connection with a risk, or portion of it, from the original insurer to the reinsurer
CGU	CGU Insurance Limited (ABN 27 004 478 371)
CHESS	Clearing House Electronic Subregister System operated by an associate of ASX
Company Group Event	means for any reason, that IAG (NZ) Holdings Limited (the holding company of the Group's New Zealand business), ceases to form part of the Group
Conversion	refers to a conversion of RES or Preference Shares (as the case may be) into Ordinary Shares as set out in: (a) for the Existing RES, clause 4.1(b) of the Existing RES Terms; (b) for the Existing Preference Shares, clause 3.1(b) of the Existing Preference Share Terms; (c) for the Amended RES, clause 4.1(b) of the Amended RES Terms; or (d) for the Amended Preference Shares, clause 3.1(b) of the Amended Preference Share Terms **Convert**, **Converted** and **Convertible** have corresponding meanings

Conversion Number refers to the number of Ordinary Shares to be issued upon Conversion as set out in:

(a) for the Existing RES, clause 7.2 of the Existing RES Terms;

(b) for the Existing Preference Shares, clause 3.7(b) of the Existing Preference Share Terms;

(c) for the Amended RES, clause 7.2 of the Amended RES Terms; or

(d) for the Amended Preference Share, clause 3.10(b) of the Amended Preference Share Terms

Core Operating Companies means the IAG Entities identified by S&P as core operating companies from time to time for the purpose of assigning IAG's Credit Rating and which are anticipated to be, as at the Amendment Date: Insurance Australia Limited, CGU Insurance Limited, IAG New Zealand Limited, Swann Insurance (Aust) Pty Limited and IAG Re Australia Limited

Corporations Act Corporations Act 2001 (Cwlth)

CTP compulsory third party insurance, which is liability cover that motorists are obliged to purchase

Custodian refers to the custodian of the Portfolio according to the Portfolio Management Agreement

Directors some or all of the directors of the Issuer acting as a board

Distributable Portfolio Income Amount with respect to an Interest Period, the Net Portfolio Income for the Interest Period divided by the number of Existing RES on issue at the end of the Interest Period

Distributable Portfolio Proceeds Amount with respect to a Realisation Date, the Net Portfolio Proceeds divided by the number of Existing RES being Redeemed, Converted or Exchanged.

Distributable Profits refers to the after tax earnings of the Group as calculated in accordance with:

(a) for the Amended RES, clause 16.2 of the Amended RES Terms; or

(b) for the Amended Preference Shares, clause 11.2 of the Amended Preference Share Terms

Distributable Profits Test the test set out in clause 2.3(d) of the Existing Preference Share Terms which relates to whether there are sufficient distributable profits in connection with a Dividend being paid on the Existing Preference Shares

Dividend refers to the dividend calculated and payable according to:

(a) for the Existing Preference Shares, clause 2.1 of the Existing Preference Share Terms; and

(b) for the Amended Preference Shares, clause 2.1 of the Amended Preference Share Terms

Dividend Payment Date refers to the dates on which Dividends are payable as set out in:

(a) for the Existing Preference Shares, clause 2.5 of the Existing Preference Share Terms; or

(b) for the Amended Preference Shares, clause 2.5 of the Amended Preference Share Terms

Dividend Payment Tests refers to the conditions to the payment of Dividends as set out in:

(a) for the Existing Preference Shares, clause 2.3 of the Existing Preference Share Terms; or

(b) for the Amended Preference Shares, clause 2.3 of the Amended Preference Share Terms

Dividend Rate refers to a rate which is a function of the Preference Share Margin, Bank Bill Rate and the Tax Rate as set out in:

(a) for the Existing Preference Shares, clause 2.1 of the Existing Preference Share Terms; or

(b) for the Amended Preference Shares, clause 2.1 of the Amended Preference Share Terms

Exchange refers to exchange of Existing RES for Existing Preference Shares or Amended RES for Amended Preference Shares as set out in:

(a) for the Existing RES, clause 4.1(c) of the Existing RES Terms; or

(b) for the Amended RES, clause 4.1(c) of the Amended RES Terms

Exchanged has the corresponding meaning

A GLOSSARY

Exchange Event	refers to the exchange events as set out in clause 16.2 of the Amended RES Terms
Existing Preference Share	a fully paid preference share in the capital of IAG issued in accordance with the Existing Preference Share Terms
Existing Preference Share Terms	the full terms of the Existing Preference Shares as set out in the Prospectus
Existing RES	perpetual reset exchangeable securities issued by the Issuer according to the Prospectus and the Existing RES Terms, and as described in clause 1.1 of the Existing RES Terms. The Existing RES are unsecured notes for the purposes of section 283BH of the Corporations Act
Existing RES Terms	the full terms of the Existing RES as set out in the Prospectus
Explanatory Statement	this document dated 23 October 2009
Fair Market Yield	the yield applicable to a security of the relevant class of issuer, rating (if applicable) and tenor (the "relevant security") as displayed on Bloomberg page FMC (or any successor page); or if that yield is not available at that time, the yield in respect of the relevant security determined by the Issuer/IAG (as applicable) in its absolute discretion as the arithmetic mean of the yields quoted to it for the relevant security on or about 10.00am Sydney time by three leading dealers in the relevant security as selected by the Issuer/IAG (as applicable)
Fundamental Tier 1 Capital	fundamental tier 1 capital as defined by APRA
Gross Written Premium or **GWP**	the total premiums relating to insurance policies underwritten by a direct insurer or reinsurer during a specified period and measured from the date of attachment of risk and before payment of reinsurance premiums. The attachment date is the date the insurer accepts risk from the insured
Group	each IAG Entity which is treated by APRA as forming the Level 2 group of IAG
GST	goods and services tax
IAG	Insurance Australia Group Limited (ABN 60 090 739 923)
IAG's Credit Rating	means the insurance financial strength rating of the Group's Core Operating Companies, as published by S&P, which is anticipated to be, as of the Amendment Date, "AA–"
IAG Directors	some or all of the directors of IAG acting as a board
IAG Entity	IAG and each of its related bodies corporate
IAG Portfolio	IAG Portfolio Limited (ABN 38 111 769 843)
IAG Profits Test	Either (or both) of the following: • there are distributable profits in IAG equal to or greater than the aggregate Interest Payment on a relevant Interest Payment Date; or • IAG has paid a dividend on any class of its capital in the period of 12 months prior to the relevant Interest Payment Date as detailed in clause 3.3(b) of the Existing RES terms
IAG Senior Creditors	means all present and future creditors of IAG whose claims are: (a) entitled to be admitted in the winding-up of IAG; and (b) not expressed to rank equally with, or subordinate to, the claims of the RES Holders under the Trust Deed
Independent Expert	KPMG
Innovative Tier 1 Capital	innovative tier 1 capital as defined by APRA
Insurance Profit	underwriting result plus investment income on assets backing Technical Reserves

Interest Payment — refers to an interest payment on the Existing RES or the Amended RES as set out in:

(a) for the Existing RES, clause 3.1 of the Existing RES Terms; or

(b) for the Amended RES, clause 3.1 of the Amended RES Terms

Interest Payment Date — refers to the dates on which interest is payable as set out in:

(a) for the Existing RES, clause 3.7 of the Existing RES Terms, or

(b) for the Amended RES, clause 3.7 of the Amended RES Terms

Interest Payment Tests — refers to the conditions to the payment of interest as set out in:

(a) for the Existing RES, clause 3.3 of the Existing RES Terms; or

(b) for the Amended RES, clause 3.3 of the Amended RES Terms

Interest Period — refers to periods as set out in:

(a) for the Existing RES, clause 16.2 of the Existing RES Terms; or

(b) for the Amended RES, clause 16.2 of the Amended RES Terms

Interest Rate — refers to a rate which is a function of the RES Margin, Bank Bill Rate and Tax Rate as set out in:

(a) for the Existing RES, clause 3.1 of the Existing RES Terms; or

(b) for the Amended RES, clause 3.1 of the Amended RES Terms

Issue Credit Rating — a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program

Issue Price — $100

Issuer — IAG Finance (New Zealand) Limited (ABN 97 111 268 243), acting through its New Zealand branch

Issuer Change of Control Event — has the meaning in clause 16.2 of the Amended RES Terms

Issuer Credit Rating — a forward-looking opinion about an obligor's overall financial capacity (its creditworthiness) to pay its financial obligations. This opinion focuses on the obligor's capacity and willingness to meet its financial commitments as they come due. It does not apply to any specific financial obligation, as it does not take into account the nature of and provisions of the obligation, its standing in bankruptcy or liquidation, statutory preferences, or the legality and enforceability of the obligation. In addition, it does not take into account the creditworthiness of the guarantors, insurers, or other forms of credit enhancement on the obligation

Issuer Notice — refers to an issuer notice as defined in:

(a) for the Existing RES, clause 16.2 of the Existing RES Terms; or

(b) for the Amended RES, clause 16.2 of the Amended RES Terms

Level 1 — level 1 as defined by APRA

Level 2 — means a level 2 insurance group as defined by APRA from time to time

Liquidation Event — refers to certain events as set out in:

(a) for the Existing RES, clause 16.2 of the Existing RES Terms; or

(b) for the Amended RES, clause 16.2 of the Amended RES Terms

Liquidation Sum — refers to the amount of cash payable to Preference Shareholders if there is a return of capital on a winding-up of IAG as set out in:

(a) for the Existing Preference Shares, clause 4.5 of the Existing Preference Share Terms; or

(b) for the Amended Preference Shares, clause 5.5 of the Amended Preference Share Terms

Long-tail — classes of insurance (such as CTP and workers' compensation) with an average period generally greater than 12 months between the time when earned premiums are collected and final settlement of claims occurs

A GLOSSARY

Material Foreign Subsidiary	any member of the Group incorporated and operating as a general insurer outside of Australia whose net premium revenue contributes 10% or more to the consolidated net premium revenue of the Group
MCR	minimum capital requirement applicable to the Group as defined by APRA
Net Claims Expense	insurance claim losses incurred plus claims handling expenses net of recoveries from reinsurance arrangements
Net Earned Premium	net earned premium is gross earned premium less reinsurance premiums paid
Net Portfolio Income	the net cash income received on or in respect of the Portfolio in an Interest Period determined by IAG Portfolio according to the Portfolio Management Agreement and as defined in clause 16.2 of the Existing RES Terms
Net Portfolio Proceeds	the net cash proceeds received on realisation of the Portfolio (either in whole or in part depending on the proportion of the Existing RES being Redeemed, Converted or Exchanged) less any amount attributable to Net Portfolio Income for an Interest Period and any amounts owing to the Trustee or Custodian or a receiver, as defined in clause 16.2 of the Existing RES Terms
Nominated Purchaser	means a third party as described in Section 1.12.1 and as set out in clause 16.2 of the Amended RES Terms and clause 11.2 of the Amended Preference Share Terms
Net Tier 1 Capital	net tier 1 capital as defined by APRA
Non-Innovative Residual Tier 1 Capital	non-innovative residual tier 1 capital as defined by APRA
Notice of Meeting	the notice of meeting accompanying this Explanatory Statement
Optional Dividend	refers to an optional dividend as set out in: (a) for the Existing Preference Shares, clause 2.8(f) of the Existing Preference Share Terms; or (b) for the Amended Preference Shares, clause 2.8(f) of the Amended Preference Share Terms
Optional Interest Payment	refers to an optional interest payment as set out in: (a) for the Existing RES, clause 3.5 of the Existing RES Terms; or (b) for the Amended RES, clause 3.5 of the Amended RES Terms
Ordinary Share	a fully paid ordinary share in the capital of IAG
Ordinary Share Issue Price	refers to the amount which is calculated according to: (a) for the Existing RES, clause 7.1 of the Existing RES Terms; or (b) for the Amended RES, clause 7.1 of the Amended RES Terms
Ordinary Shareholder	a holder of Ordinary Shares
Portfolio	refers to the aggregate assets held by the Custodian for IAG Portfolio and managed by the Portfolio Manager according to the Portfolio Management Agreement
Portfolio Management Agreement	refers to the portfolio management agreement executed by the Issuer, IAG, IAG Portfolio, the Portfolio Manager, the Trustee and the Custodian after the date of the Trust Deed
Portfolio Manager	means IAG Asset Management Limited (ABN 94 054 552 046) appointed as portfolio manager according to the Portfolio Management Agreement
Portfolio Security	a security included in the Portfolio
Potential Acquisition Event	refers to certain incomplete takeover bids and schemes of arrangement as set out in: (a) for the Amended RES, clause 16.2 of the Amended RES Terms; or (b) for the Amended Preference Shares, clause 11.2 of the Amended Preference Share Terms

Preference Share Exchange Notice

refers to a notice given to Preference Shareholders as set out in:

(a) for the Existing Preference Shares, clause 3.3 of the Existing Preference Share Terms; or

(b) for the Amended Preference Shares, clause 3.5 of the Amended Preference Share Terms

Preference Share Issue Date

the date on which the Existing Preference Shares/Amended Preference Shares are issued to RES Holders according to clause 8 of the Existing RES Terms/Amended RES Terms (as applicable)

Preference Share Issue Price

the issue price of each Existing Preference Share or Amended Preference Share (as applicable) as set out in:

(a) for the Existing Preference Shares, clause 1(b) of the Existing Preference Share Terms; or

(b) for the Amended Preference Shares, clause 1(b) of the Amended Preference Share Terms

Preference Share Margin

the margin on the Existing Preference Shares or Amended Preference Shares (as applicable), as set out in:

(a) for the Existing Preference Shares, clause 2.1 of the Existing Preference Share Terms; or

(b) Amended Preference Shares, clause 2.1 of the Amended Preference Share Terms (as may be reset according to clause 4 of the Amended Preference Share Terms)

Preference Shareholder

a holder of Existing Preference Shares or the Amended Preference Shares, as the context requires

Preference Shareholder Conversion Notice

refers to a notice given in accordance with clause 3.2 of the Amended Preference Share Terms

Probability of Sufficiency

the estimated probability that the amounts set aside to settle claims will be equal to or in excess of the amounts eventually paid in respect of those claims. This estimation is based on a combination of prior experience and expectations, actuarial modelling and judgement. APRA's prudential standard GPS 210 requires general insurers to maintain a minimum probability of sufficiency of claims reserves of 75% for the purpose of assessing solvency under the *Insurance Act 1973* (Cwlth)

Prospectus

the prospectus under which the RES were issued, dated 29 November 2004, issued by the Issuer

Proxy Form

the proxy form accompanying this Explanatory Statement and the Notice of Meeting

RACV

Royal Automobile Club of Victoria (RACV) Limited (ABN 44 004 060 833)

Rating Outlook

an outlook that assesses the potential direction of a long-term Issuer Credit Rating over the intermediate term (typically six months to two years). In determining a Rating Outlook, consideration is given to any changes in the economic and/or fundamental business conditions. It is not necessarily a precursor of a rating change or future creditwatch action

Realisation Date

- in respect of the Existing RES, the date on which the following can occur:
  - (a) a Redemption, as set out in clauses 4.2, 5.2 or 6.5 of the Existing RES Terms;
  - (b) a Conversion, as set out in clauses 5.2 or 6.5 of the Existing RES Terms; or
  - (c) an Exchange, the Preference Share Issue Date, as set out in clause 16.2 of the Existing RES Terms
- in respect of the Amended RES, the date on which the following can occur:
  - (a) a Redemption, as set out in clauses 5.2 or 6.4 of the Amended RES Terms;
  - (b) a Conversion, as set out in clause 5.2 or 6.4 of the Amended RES Terms;
  - (c) a Resale, as set out in clause 4.17, 5.2, or 6.4 of the Amended RES Terms; or
  - (d) an Exchange, the Preference Share Issue Date, as set out in clause 16.2 of the Amended RES Terms

A GLOSSARY

Record Date	• in relation to the Existing RES or Amended RES, refers to the date which is seven calendar days before an Interest Payment Date or the date before the payment of an Optional Interest payment, or such other date as may be determined by ASX as set out in: (a) for the Existing RES, clause 16.2 of the Existing RES Terms; or (b) for the Amended RES, clause 16.2 of the Amended RES Terms • in relation to the Existing Preference Shares or Amended Preference Shares, refers to the date which is seven calendar days before a Dividend Payment Date or the date before the payment of an Optional Dividend payment, or such other date as may be determined by ASX as set out in: (a) for the Existing Preference Shares, clause 9.2 of the Existing Preference Share Terms; or (b) for the Amended Preference Shares, clause 11.2 of the Amended Preference Share Terms
Recoveries	the amount of claims recovered from reinsurers, third parties or salvage
Redeem	refers to the process through which: (a) the Existing RES are redeemed by the Issuer as set out in clause 4.1(a) of the Existing RES Terms; (b) the Existing Preference Shares are redeemed by IAG as set out in clause 3.1(a) of the Existing Preference Share Terms; (c) the Amended RES are redeemed by the Issuer as set out in clause 4.1(a) of the Amended RES Terms; or (d) the Amended Preference Shares are redeemed by IAG as set out in clause 3.1(a) of the Amended Preference Share Terms **Redemption** and **Redeemed** have corresponding meanings
Redemption Amount	• in respect of Existing RES, the amount payable to Redeem the Existing RES which is subject to the Distributable Portfolio Proceeds Amount; and • in respect of Amended RES, $100
Register	the official register of Ordinary Shares, RPS1 and the Existing Preference Shares or Amended Preference Shares (if issued) maintained by IAG and the official register of the Existing RES or Amended RES maintained by the Issuer and includes any subregister established and maintained under CHESS
Registry	Computershare Investor Services Pty Limited (ABN 48 078 279 277) or any other registry that the Issuer and/or IAG appoint(s) to maintain the Register
Regulatory Event	refers to certain events as set out in: (a) for the Existing RES, clause 16.2 of the Existing RES Terms; (b) for the Amended RES, clause 16.2 of the Amended RES Terms; (c) for the Existing Preference Shares, clause 9.2 of the Existing Preference Share Terms; or (d) for the Amended Preference Shares, clause 11.2 of the Amended Preference Share Terms
Reinsurance	insurers pay premiums to other insurers (reinsurers) to spread their risk or cover major losses from specific events such as large hailstorms. This is called reinsurance
RES Conversion Discount	in respect of the Existing RES, 2.50%, unless changed according to clause 9 of the Existing RES Terms, as set out in clause 7.1 of the Existing RES Terms
RES Holder	a holder of Existing RES or the Amended RES, as the context requires
RES Holder Conversion Notice	refers to a notice given in accordance with clause 6.3 of the Amended RES Terms
RES Holder Meeting	the meeting of RES Holders convened by the Directors for the purposes of the RES Holders voting on the resolution set out in the Notice of Meeting
RES Holder Meeting Date	9 December 2009

RES Margin
- in respect of the Existing RES, 1.20%, as determined according to clause 3.1 of the Existing RES Terms
- in respect of the Amended RES, until the first Reset Date, 4.00% and after that as changed on any Reset Date according to clause 9 of the Amended RES Terms, as set out in clause 3.1 of the Amended RES Terms

Resale
refers to certain resale processes as set out in:
(a) for the Existing RES clause 6.7 of the Existing RES Terms;
(b) for the Amended RES clause 4.1(d) of the Amended RES Terms; or
(c) for the Amended Preference Shares clause 3.1(c) of the Amended Preference Share Terms

Resell and **Resold** have corresponding meanings

Resale Price
$100

Reset Date
- in respect of the Existing RES the first Reset Date is 15 March 2010 and after that each subsequent Reset Date will occur on the fifth anniversary of the previous Reset Date unless changed in accordance with clause 9 of the Existing RES Terms, as set out in clause 16.2 of the Existing RES Terms
- in respect of the Amended RES, the first Reset Date is 16 December 2019 (or if that date is not a Business Day, the next succeeding Business Day) and each subsequent Reset Date will occur on the first Business Day that is 10 years after the previous Reset Date unless changed according to clause 9 of the Amended RES Terms as set out in clause 16.2 of the Amended RES Terms

Residual Tier 1 Capital
residual tier 1 capital as defined by APRA

RPS1
the $350,000,000 reset preference shares issued by IAG according to a prospectus dated 6 May 2002

Service Provider
the Registry in respect of the Amended RES

Shareholders' Funds
the investment portfolio of assets held in excess of the amount backing Technical Reserves, representing shareholders' equity not used in day to day operations

Special Resolution
a resolution passed at a separate meeting of RES Holders or Preference Shareholders by at least 75% of the votes validly cast by RES Holders or Preference Shareholders (as applicable) in person or by proxy and entitled to vote on the resolution

Step-Up Date
has the meaning in clause 9.2 of the Existing Preference Share Terms

Swann Insurance
Swann Insurance (Aust) Pty Ltd (ABN 80 000 886 680)

S&P
Standard & Poor's (Australia) Pty Ltd (ABN 62 007 324 852)

Tax Act
means:
(a) the Income Tax Assessment Act 1936 (Cwlth) or the Income Tax Assessment Act 1997 (Cwlth) as the case may be, and a reference to any section of the Income Tax Assessment Act 1936 (Cwlth) includes a reference to that section as rewritten in the Income Tax Assessment Act 1997 (Cwlth); and
(b) any other Act setting the rate of income tax payable and any regulation promulgated under it

Tax Event
refers to certain events as set out in:
(a) for the Existing RES, clause 16.2 of the Existing RES Terms;
(b) for the Existing Preference Shares, clause 9.2 of the Existing Preference Share Terms;
(c) for the Amended RES, clause 16.2 of the Amended RES Terms; or
(d) for the Amended Preference Shares, clause 11.2 of the Amended Preference Share Terms

Tax Rate
the Australian corporate tax rate applicable to IAG's franking account at the relevant Interest Payment Date or Dividend Payment Date. As at the date of this Explanatory Statement, 30% (expressed as a decimal)

A GLOSSARY

Taxation Letter	the taxation letter from Mallesons Stephen Jaques dated 23 October 2009 in Section 5
Technical Reserves	the investments held to back provisions for outstanding claims (including incurred but not reported and incurred but not enough reported) and Unearned Premium, net of Recoveries and premium debtors
Tier 1 Capital	tier 1 capital as defined by APRA
Tier 2 Capital	tier 2 capital as defined by APRA
Transaction Documents	the Trust Deed and any other document entered into in connection with it
Trigger Event	refers to the occurrence of certain events as set out in clause 6.2 of the Existing RES Terms
Trust Deed	the trust deed as amended and restated between the Issuer, IAG, IAG Portfolio and the Trustee as summarised in Section 7.2
Trustee	Trust Company Fiduciary Services Limited (formerly known as Permanent Trustee Company Limited) (ABN 21 000 000 993)
Underwriting	the process of examining, accepting or rejecting insurance risk, and classifying those risks accepted, in order to charge an appropriate premium for each accepted risk
Underwriting Expenses	those expenses incurred as a result of Underwriting activities, including risk assessment, commission expenses and other acquisition expenses
Underwriting Result	Net Earned Premium less Net Claims Expense less Underwriting Expenses
Unearned Premium	premium applicable to the unexpired portion of a policy's earned premium liability. Premium that has not been recognised in the income statement and is identified in the balance sheet as an unearned premium liability. The unearned premium liability is to meet the costs, including the claims handling costs, of future claims that will arise under current general insurance contracts and the deferred acquisition costs that will be recognised as an expense in the income statement in future reporting periods
Upper Tier 2 Capital	upper tier 2 capital as defined by APRA
VWAP	the average of the daily volume weighted average sale prices of Ordinary Shares sold on ASX during the relevant period as defined in relation to Conversion in the Existing RES Terms, Amended RES Terms, Existing Preference Share Terms and the Amended Preference Share Terms
Winding-Up Event	refers to an order being made, or an effective resolution being passed, for the winding-up of a party which is not revoked or set aside within 30 Business Days of such order being made or resolution passed, as set out in clause 16.2 of the Existing RES Terms

APPENDIX B
AMENDED RES TERMS

The following copy of the Amended RES Terms is marked to show changes from the Existing RES Terms.

Provisions which will be removed by the Amendments are shown with a line struck through the middle of the text. Provisions which will be inserted by the Amendments are shown as underlined. All other text is unchanged by the Amendments.

For example, in clause 1.3 the words "RES are ~~secured limited recourse~~ subordinated, unsecured" now show that under the Amended RES Terms, Amended RES are subordinated and unsecured.

B AMENDED RES TERMS

RES Terms (amended and restated)

The following are the amended and restated RES Terms which apply to all RES from and including the Amendment Date.

1 Form, Issue Price, Face Value and ranking

1.1 Form

RES are perpetual reset exchangeable securities that are Redeemable for cash, Convertible into Ordinary Shares and Exchangeable into Preference Shares according to these RES Terms~~ as supplemented by the Pricing Supplement~~. RES are debt obligations of the Issuer in registered uncertificated form constituted under, and issued according to, the Trust Deed and take the form of entries in the Register. No certificate will be issued to a RES Holder unless the Issuer determines that a certificate should be available or is required by any applicable law or regulation. IAG does not guarantee the performance of obligations in respect of RES and has no obligation in respect of RES except as expressly set out in these RES Terms.

1.2 Issue Price and Face Value

Each RES ~~will be~~was issued at an Issue Price of $100 on the Issue Date and has a Face Value of $100.

1.3 Ranking

Subject to the Transaction Documents, RES are ~~secured limited recourse~~subordinated, unsecured debt obligations of the Issuer, ~~ranking equally~~and according to these RES Terms, will rank for payment in a winding-up of the Issuer equally and without preference among themselves~~.~~:

(a) senior to the claims of holders of ordinary shares of the Issuer and all other claims expressed to rank junior to RES;

(b) *pari passu* with claims expressed to rank equally with RES; and

(c) junior to the claims of all Senior Creditors.

RES are unsecured notes for the purposes of section 283BH of the Corporations Act.

1.4 Amendment and restatement of RES Terms

These RES Terms have been amended and restated with effect from and including the Amendment Date. To the extent that claims of RES Holders and rights of the Issuer arise prior to the Amendment Date, those claims and rights will continue to be governed by the Prior RES Terms which applied to those claims and rights (other than in respect of any security interest which the Trustee held for the benefit of RES Holders under the Prior RES Terms).

2 Issue and transfer

2.1 Effect of entries in Register

Each entry in the Register in respect of a RES constitutes:

(a) an unconditional and irrevocable undertaking by the Issuer to the RES Holder to make all payments of principal and interest in respect of that RES according to these RES Terms; and

(b) an entitlement to the other benefits given to the RES Holder under these RES Terms in respect of that RES.

2.2 Register conclusive

An entry in the Register in relation to a RES constitutes conclusive evidence that the person so entered is the absolute owner of that RES subject to correction for fraud or error. Except as required by law, the Issuer must treat the person entered in the Register in respect of a RES as the absolute owner of that RES.

2.3 Transfer

A RES Holder may, subject to this clause 2, transfer any RES:

(a) by a proper ASTC transfer according to the ASTC operating rules;

(b) by a proper transfer under any other computerised or electronic system recognised by the Corporations Act;

(c) under any other method of transfer which operates in relation to the trading of securities on any securities exchange outside Australia on which RES are quoted and which is applicable to the Issuer; or

(d) by any proper or sufficient instrument of transfer of marketable securities under applicable law.

The Issuer must not charge any fee on the transfer of a RES.

2.4 Market obligations

The Issuer must comply with the ASX Listing Rules, the ASTC operating rules, the Corporations Act and any other relevant obligations imposed on it in relation to the transfer of a RES.

2.5 Delivery of instrument

If an instrument is used to transfer RES according to clause 2.3, it must be delivered to the Registrar, together with such evidence (if any) as the Registrar reasonably requires to prove the title of the transferor to, or right of the transferor to transfer, the relevant RES.

2.6 Refusal to register

The Issuer may only refuse to register a transfer of any RES if:

(a) such registration would contravene the ASX Listing Rules or the ASTC operating rules; or

(b) the Corporations Act or any other law or regulation binding on it forbids registration.

If the Issuer refuses to register a transfer, the Issuer must give the lodging party notice of the refusal and the reasons for it within five Business Days after the date on which the transfer was delivered to the Registrar.

2.7 Transferor to remain RES Holder until registration

A transferor of a RES remains the RES Holder in respect of that RES until the transfer is registered and the name of the transferee is entered in the Register.

2.8 Purchase of RES

(a) Any IAG Entity may (subject to having obtained the prior written consent of APRA) at any time purchase some or all of the RES on the open market, by private contract or otherwise and at any price.

(b) RES purchased by or for the account of any IAG Entity may be held, cancelled or re-sold at the option of the Issuer.

2.9 Cancellation of RES

All RES which are purchased by or on behalf of any IAG Entity and surrendered for cancellation pursuant to clause 2.8 above will be immediately cancelled and accordingly, may not be reissued or resold.

3 Interest Payments

3.1 Interest Payments

Subject to these RES Terms, each RES entitles the RES Holder on a Record Date to receive on the relevant Interest Payment Date an interest payment **(Interest Payment)** calculated according to the following formula:

$$\textbf{Interest Payment} = \frac{\textbf{Interest Rate} \times \textbf{Face Value} \times \textbf{N}}{365}$$

where:

Interest Rate (expressed as a percentage per annum) is calculated according to the following formula:

Interest Rate = (**Bank Bill Rate** + **RES Margin**) × (1 – T)

where:

Bank Bill Rate (expressed as a percentage per annum) means, for an Interest Period, the average mid-rate for bills of a term of 90 days which average rate is displayed on Reuters page BBSW (or any page which replaces that page) on:

(a) in the case of the ~~first Interest Period, the Issue Date (however if that rate is less than 5.50% per annum, then the Bank Bill Rate for the first Interest Period will be 5.50% per annum)~~Interest Period commencing on the Amendment Date, the Amendment Date; and

(b) in the case of any other Interest Period, the first Business Day of that Interest Period,

or if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30 am (Sydney time) on that date, the rate specified in good faith by the Issuer at or around that time on that date having regard, to the extent possible, to:

(c) the rates otherwise bid and offered for bills of a term of 90 days or for funds of that tenor displayed on Reuters page BBSW (or any page which replaces that page) at that time on that date; and

(d) if bid and offer rates for bills of a term of 90 days are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time on that date;

RES Margin (expressed as a percentage per annum) means in respect of the period:

(a) to (but not including) the first Reset Date, ~~the margin determined under the Bookbuild and stated in the Pricing Supplement (**RES Initial Margin**)~~4.00% per annum; and

(b) ~~between~~from (and including) the first and any succeeding Reset ~~Dates~~Date to (but not including) the Reset Date immediately after that Reset Date, the RES Margin determined according to clause 9; and

T (expressed as a decimal) means the Australian corporate tax rate applicable to the franking account of IAG at the relevant Interest Payment Date; and

N means in respect of:

(a) the first Interest Payment Date, the number of days from (and including) the ~~Issue~~Amendment Date until (but not including) the first Interest Payment Date; and

(b) each subsequent Interest Payment Date, the number of days from (and including) the preceding Interest Payment Date until (but not including) the relevant Interest Payment Date.

3.2 Franking adjustments

The following provisions apply in respect of franking adjustments:

(a) If any Interest Payment (including an Optional Interest Payment) is not franked to 100% under Part 3-6 of the Tax Act (or any provisions that revise or replace that Part), the Interest Payment will be calculated according to the following formula:

$$\textbf{Interest Payment} = \frac{\text{IP}}{1 - [\text{T} \times (1 - \text{F})]}$$

where:

IP means the Interest Payment calculated under clause 3.1 or clause 3.5, if applicable (subject to clause 3.3);

T has the meaning given in clause 3.1; and

F means the applicable Franking Rate.

(b) If an Interest Payment (including an Optional Interest Payment) has been fully or partially franked under Part 3.6 of the Tax Act but:

(i) the Commissioner of Taxation (**Commissioner**) has determined under section 177EA(5)(b) of the Tax Act that any imputation benefit in respect of that Interest Payment (or Optional Interest Payment) is to be denied to RES Holders; and

(ii) that denial is on account of an act or circumstance which relates to the Issuer or IAG and which is not the result of any action by RES Holders;

then, either IAG or, if the Issuer so elects, the Issuer will use reasonable endeavours to ensure that RES Holders are not impacted by the determination of the Commissioner *provided that* if, with APRA's prior written approval, IAG or the Issuer decides to pay any amount to RES Holders, any such payment will be subject to terms and conditions corresponding to the terms and conditions applicable to Interest Payments under these RES Terms including terms corresponding to clauses 3.3, 3.4 and 10.9.

The determination by the Commissioner and any payment under this clause 3.2(b) will not mean that the relevant Interest Payment (or Optional Interest Payment) was not paid for the purposes of these RES Terms, including clause 3.6, or in determining whether an Exchange Event has occurred or may occur.

3.3 Conditions to Interest Payments

Each Interest Payment (including an Optional Interest Payment) is subject to:

(a) the ~~Distributable Portfolio Income Amount at~~Directors not having passed a resolution (which they may pass in their absolute discretion) not to pay the Interest Payment on the relevant Interest Payment Date; and

(b) ~~either (or both) of the following being satisfied:~~no APRA Condition existing in respect of the relevant Interest Payment Date.

~~(i) there are at the relevant Interest Payment Date distributable profits in IAG in an amount equal to or greater than the amount of the aggregate Interest Payments on all RES; or~~

~~(ii) IAG has paid a dividend on any class of its capital in the period of 12 months prior to that Interest Payment Date.~~

~~If an Interest Payment exceeds the Distributable Portfolio Income Amount at the relevant Interest Payment Date, that Interest Payment is due and will be made only to the extent of the Distributable Portfolio Income Amount and that payment will satisfy all liability in respect of that Interest Payment. No Interest Payment will be made if the condition to payment in clause 3.3(b) is not met.~~

3.4 Interest Payments are non-cumulative

If all or any part of an Interest Payment is not paid on an Interest Payment Date because of clause ~~3.3,~~3.3 or any applicable law:

(a) the Issuer has no liability to pay the unpaid amount of the Interest Payment~~ and,~~; and

(b) notwithstanding the Issuer's discretion to pay an Optional Interest Payment according to clause ~~3.5, the RES Holder has~~3.5:

(i) RES Holders have no claim in respect of such non-payment;

(ii) such non-payment does not constitute an event of default as these RES Terms contain no events of default; and

(iii) RES Holders have no right to initiate a winding up of, an administration in respect of, or the appointment of a receiver or a receiver and manager to, the Issuer for such non-payment.

3.5 Optional Interest Payments

If all or any part of an Interest Payment is not paid on an Interest Payment Date~~ because of clause 3.3,~~, the Issuer may, in its absolute discretion~~,~~ but with the prior written approval of APRA and subject to clause 3.3, on a date which it notifies to RES Holders, pay all or any part of the Interest Payment (**Optional Interest Payment**).

Notwithstanding the Issuer's discretion to pay an Optional Interest Payment according to this clause ~~3.5, a RES Holder has~~3.5:

(a) RES Holders have no claim in respect of an Optional Interest Payment;

(b) the failure to pay an Optional Interest Payment does not constitute an event of default as these RES Terms contain no events of default; and

(c) RES Holders have no right to initiate a winding up of, an administration in respect of, or the appointment of a receiver or a receiver and manager to, the Issuer for such non-payment.

An Optional Interest Payment is only payable to those persons registered as RES Holders on the Record Date in respect of the Optional Interest Payment.

3.6 Restrictions in the case of non-payment

If an Interest Payment has not been paid in full within 20 Business Days after the relevant Interest Payment Date ~~because of clause 3.3(b)~~, IAG must not, without approval of a Special Resolution:

(a) declare or pay a dividend or make any distribution on any capital over which Preference Shares would, if issued, rank in priority for participation in profits; or

(b) redeem, reduce, cancel or acquire for any consideration any capital of IAG other than capital ranking equally with or in priority to Preference Shares (if Preference Shares were issued),

unless:

(c) four consecutive Interest Payments stated to be payable on RES after the Interest Payment Date of the Interest Payment that has not been paid have been paid in full; ~~or~~

(d) with the prior written approval of APRA, an Optional Interest Payment has been paid to all RES Holders equal to the aggregate unpaid amount of any unpaid Interest Payments which were scheduled to be paid in the 12 months prior to the date of payment of the Optional Interest Payment; or

(e) all RES have been Redeemed, Converted or Exchanged.

3.7 Interest Payment Dates

Subject to this clause 3, Interest Payments (other than Optional Interest Payments) will be payable in arrears on the following dates (each an **Interest Payment Date**):

(a) each 15 March, 15 June, 15 September and 15 December commencing on 15 March ~~2005~~2010 until the Realisation Date; and

(b) the Realisation Date.

If an Interest Payment Date is a day which is not a Business Day, then the Interest Payment Date will be the next day which is a Business Day.

4 Redemption, Conversion ~~and~~, Exchange and Resale general provisions

4.1 Meanings

(a) **Redemption** in respect of a RES means, the RES is redeemed by the Issuer for the Redemption Amount and the Redemption Amount is paid in cash to the Trustee on trust for the RES Holder.

(b) **Conversion** in respect of a RES means, the RES is redeemed by the Issuer for the Redemption Amount, the Redemption Amount is applied by the Trustee in payment of the Ordinary Share Issue Price, and Ordinary Shares in a number calculated according to clause 7 are issued to the RES Holder by IAG.

(c) **Exchange** in respect of a RES means, the RES is ~~redeemed by the Issuer for the Redemption Amount, the Redemption Amount is applied by the Trustee~~transferred by the RES Holder to IAG in payment of the Preference Share Issue Price ~~and~~, IAG issues the Preference Share ~~is issued to the RES Holder by IAG~~to the RES Holder and IAG and, subject to clause 10.9, the Issuer will agree to deal with the RES as they decide.

(d) **Resale** in respect of a RES means, the RES is purchased by a Nominated Purchaser for the Resale Price.

4.2 ~~Winding-Up~~Liquidation Event for the Issuer ~~or IAG Portfolio~~

Subject to these RES Terms, RES are perpetual securities but are automatically ~~Redeemable~~Exchangeable if a ~~Winding-Up~~Liquidation Event occurs in respect of the Issuer ~~or IAG Portfolio. Where a Winding-Up~~(such event will be an Exchange Event, as defined in clause 16.2). Where a Liquidation Event occurs in respect of the Issuer ~~or IAG Portfolio, the Issuer must~~, all RES remaining on issue as at that date will immediately, and despite anything in clause 5, 6, 7 or 8, ~~Redeem all RES remaining on issue as at that date~~be Exchanged.

4.3 Redemption ~~or~~, Conversion or Resale by Issuer

The Issuer may Redeem ~~or~~, Convert ~~some~~ or ~~all~~Resell RES according to clause 5.

4.4 RES Holder ~~Redemption~~Conversion

A RES Holder may request that the Issuer ~~Redeem~~Convert some or all of their RES according to clause 6 and the Issuer must, subject to IAG's right or obligation to ~~require~~ Exchange according to clause 8, Resell, Redeem or Convert those RES according to clause ~~6.7~~ 6.6.

A RES Holder has no right to request Resale or ~~Conversion~~Redemption.

4.5 Exchange by IAG

IAG may and upon an Exchange ~~some or~~Event, must, Exchange all RES according to clause 8.

A RES Holder has no right to request Exchange.

~~**4.6 Effect of notices and inconsistencies**~~

~~(a) An Issuer Notice or an Exchange Notice prevails over any RES Holder Redemption Notice in respect of the same RES to the extent of any inconsistency regardless of which notice is given first.~~

~~(b) An Issuer Notice or Exchange Notice is, subject to clauses 4.6(c) and (d), irrevocable and, once given, constitutes a promise by the Issuer (in the case of Resale or Redemption) and by the Issuer and IAG (in the case of Exchange or Conversion) to Resell, Redeem, Convert or Exchange the RES which are the subject of that notice (except where the notice is revoked according to clause 4.6(c) or 4.6 (d)).~~

~~(c) An Issuer Notice given according to clause 6.7 is revoked if IAG gives an Exchange Notice no later than:~~

~~(i) where clause 6.1(a) applies, 25 Business Days before the Reset Date; and~~

~~(ii) where clause 6.1(b) applies, 25 Business Days before the Realisation Date.~~

~~(d) Any Exchange Notice which has been given is revoked if the Issuer gives an Issuer Notice according to clause 5.2 before the Preference Share Issue Date.~~

4.6 ~~4.7~~ Redemption Amount

If RES are to be Redeemed, on the Realisation Date, the Issuer must pay to the Trustee on trust for the RES Holder in respect of each RES which is Redeemed, the Redemption Amount. ~~Subject to clauses 4.8 and 4.9, the Redemption Amount is equal to the Face Value.~~

~~**4.8 Payment of Redemption Amount subject to Distributable Portfolio Proceeds Amount**~~

~~Payment of a Redemption Amount (whether on a Redemption, Conversion or Exchange) is subject to the Distributable Portfolio Proceeds Amount at the relevant Realisation Date. If the Redemption Amount exceeds the Distributable Portfolio Proceeds Amount as at the Realisation Date, the Redemption Amount is due and will be paid only to the extent of the Distributable Portfolio Proceeds Amount.~~

~~**4.9 No rights in respect of amount not paid**~~

~~If all or any part of the Redemption Amount is not paid on the Realisation Date because of clause 4.8, payment or application of the Distributable Portfolio Proceeds Amount on a Redemption, Conversion or Exchange satisfies all liability in respect of the Redemption Amount, the Issuer is released from any liability to pay the amount not paid on that Realisation Date and the RES Holder has no claim in respect of such non payment.~~

B AMENDED RES TERMS

4.7 ~~4.10~~ Effect of Redemption, Conversion or Exchange

Upon Redemption, Conversion or Exchange and payment of any Interest Payment due in respect of a RES on the Realisation Date, all other rights conferred, or restrictions imposed, by that RES will no longer have effect.

4.8 ~~4.11~~ RES Holder to become members

Each RES Holder irrevocably:

(a) agrees that any Redemption Amount due upon a Conversion ~~or Exchange~~ is to be applied in payment of the Ordinary Share Issue Price ~~or Preference Share Issue Price (as the case may be)~~;

(b) upon a Conversion or Exchange, consents to becoming a member of IAG and agrees to be bound by the constitution of IAG and, in the case of Exchange, the Preference Shares Terms; ~~and~~

(c) agrees it is obliged to accept the Ordinary Shares or the Preference Share upon a Conversion or Exchange as provided in these RES Terms, notwithstanding anything which might otherwise affect Conversion or Exchange, including:

(i) any change in the financial position of IAG since the Issue Date;

(ii) any disruption to the market or potential market for the Ordinary Shares or Preference Shares or to capital markets generally;

(iii) any breach by any IAG Entity of any Transaction Document (including the Prior RES Terms);

(iv) the quotation of Ordinary Shares or Preference Shares on ASX ~~becomes~~becoming impossible or unlikely; or

(v) the occurrence of ~~a Trigger Event.~~ an Acquisition Event, Potential Acquisition Event or Exchange Event; and

(d) agrees to transfer RES to IAG or its nominee in payment of the Preference Share Issue Price.

4.9 ~~4.12~~ Failure to Convert ~~or~~, Exchange or Redeem

If on a Realisation Date, Ordinary Shares are not issued ~~or~~, a Preference Share is not issued or the Redemption Amount is not paid (as the case may be for Conversion ~~or~~, Exchange or Redemption) in respect of a RES (including because a ~~Winding Up~~Liquidation Event has occurred in respect of IAG):

(a) in the case of a failed Conversion or Redemption, that RES remains on issue until the RES Holder receives the Ordinary Shares or the ~~Preference Share in respect of that RES or the Redemption Amount in cash. This clause 4.12~~Redemption Amount (as applicable) and if they are not or it is not received within 20 Business Days of the Realisation Date, an Exchange Event will occur; and

(b) in the case of a failed Exchange, the RES Holder in respect of that RES agrees that they will have no claim against the Issuer for that failed Exchange, that the failure does not constitute a repudiation or other breach of these RES Terms by the Issuer or IAG entitling the RES Holder to be relieved of its obligations in connection with the Exchange and that any claim of the RES Holder in respect of RES in that case will be limited to:

(i) an order for specific performance that IAG issue the Preference Share according to these RES Terms; or

(ii) such monetary claim on IAG which the RES Holder would have had if the Preference Share had been issued in accordance with clause 8 of these RES Terms. Such claim on IAG ranks subordinate to claims of all IAG Senior Creditors as provided in the Trust Deed.

This clause 4.9 does not affect the obligation of IAG to issue the Ordinary Shares or the Preference Share.

4.10 ~~4.13~~ Partial Redemption, Conversion or ~~Exchange~~Resale

If some but not all RES are Redeemed, Converted or ~~Exchanged~~Resold, the Issuer must, subject to clause 4.16, in each case, endeavour to treat all RES Holders on an approximately proportionate basis but may discriminate to take account of the effect on marketable parcels and other logistical considerations.

4.11 Appointment of Nominated Purchaser in connection with Resale

The Issuer must appoint one or more Nominated Purchasers for a Resale on such terms as may be agreed between the Issuer and the relevant Nominated Purchaser. If the Issuer appoints more than one Nominated Purchaser, all or any of RES held by a RES Holder which are being Resold may be purchased by any one or any combination of the Nominated Purchasers, as determined by the Issuer.

The obligation of a Nominated Purchaser to pay the aggregate Resale Price on the Realisation Date may be subject to conditions.

The Issuer will reasonably endeavour, in light of the circumstances then existing, to minimise the conditionality of a Nominated Purchaser's obligation to pay the aggregate Resale Price but gives no assurance as to the existence or details of any such conditions.

The Issuer may additionally appoint one or more underwriters in connection with a Resale (subject to the requirements of clause 4.12) and such underwriter may be substituted as a "Nominated Purchaser" for the purposes of these RES Terms if and when required by the terms of their appointment.

4.12 Identity of Nominated Purchaser

The Issuer may only appoint a person as a Nominated Purchaser if that person:

(a) has undertaken to acquire the relevant number of RES from the RES Holder for the Resale Price on the Realisation Date on such terms and subject to such conditions as the Issuer reasonably determines for the benefit of each RES Holder;

(b) has a long term counterparty credit rating from S&P of not less than the rating assigned to RES at that time; and

(c) is not an IAG Entity (unless otherwise approved in writing by APRA).

4.13 Irrevocable offer to sell RES

Each RES Holder is taken irrevocably to offer to sell each RES the subject of a Resale to the relevant Nominated Purchaser on the Realisation Date for a cash amount equal to the Resale Price.

4.14 Resale Price

The Resale Price for each RES is an amount in Australian dollars equal to the Face Value.

4.15 Effect of Resale

On the Realisation Date, subject to payment by the relevant Nominated Purchaser of the aggregate Resale Price to the RES Holders for RES which the Nominated Purchaser is purchasing, all right, title and interest in such RES (excluding the right to any Interest Payment payable on that date) will be transferred to that Nominated Purchaser and the RES Holder who sold the RES will be treated as the RES Holder of that RES for the purposes of any Interest Payment which may be payable on that date.

4.16 RES Terms after Resale

If RES are Resold in accordance with these RES Terms, unless otherwise agreed between the Issuer and the Nominated Purchaser with the prior written approval of APRA, these RES Terms will apply in all respects to RES held by the Nominated Purchaser on and from the Realisation Date (including that RES will Convert, Exchange or be Redeemed in accordance with these RES Terms).

Notwithstanding any other provision of these RES Terms, after RES have been Resold, any provision of these RES Terms as it relates to RES held by the Nominated Purchaser (including without limitation any term relating to Conversion or Exchange) may be amended by agreement between the Nominated Purchaser, the Issuer and IAG without the consent of any other RES Holder but with the prior written approval of APRA.

For the purposes of any such amendment, RES held by:

(a) any Nominated Purchaser whose RES are subject to such amendment (a **Relevant Nominated Purchaser**); and

(b) other RES Holders (including other Nominated Purchasers whose RES are not subject to such amendment),

shall be treated as though they were separate classes of security, so that, without limitation, where RES are held by a person other than the Relevant Nominated Purchaser(s), then:

(i) amendments may be made to RES held by the Relevant Nominated Purchaser; and

(ii) RES held by the Relevant Nominated Purchaser can be Redeemed, Exchanged or Converted,

in each case without the consent of or consideration for the interests of any RES Holders other than the Relevant Nominated Purchaser and without any corresponding amendment, Redemption, Exchange or Conversion (as the case may be) to RES held by other RES Holders. Any RES so amended may not be sold or otherwise transferred to any person other than a Nominated Purchaser.

RES Holders, by virtue of holding RES, are taken to have consented to any division of RES into separate classes achieved under this clause 4.16.

4.17 Effect of failure by a Nominated Purchaser to pay

If a Nominated Purchaser does not pay the Resale Price to the RES Holders on the Realisation Date (a **Defaulting Nominated Purchaser**) (whether as a result of a condition to purchase not being satisfied or otherwise):

(a) the Issuer Notice as it relates to RES referable to the Defaulting Nominated Purchaser will be void;

(b) those RES will not be transferred to the Defaulting Nominated Purchaser;

(c) subject to paragraph (e), those RES will not Convert, be Redeemed or be Resold despite the RES Holder Conversion Notice or the Issuer Notice which initiated the Resale;

(d) the RES Holder will continue to hold those RES until otherwise Redeemed, Converted, Exchanged or Resold in accordance with these RES Terms; and

(e) the Issuer:

(i) subject to its rights in clauses 5 and 8 to otherwise Exchange, Redeem, Resell or Convert RES, must Convert, Redeem (subject to the prior written approval of APRA) or Resell those RES (in any combination) where a RES Holder Conversion Notice has been given in respect of the RES referable to the Defaulting Nominated Purchaser; or

(ii) in any other case, may, without prejudice to any other rights of the Issuer under these terms to elect a Conversion, Redemption or Resale but subject to clause 8, elect to Convert, Redeem (subject to the prior written approval of APRA) or Resell (in any combination) all (but not some) RES referable to the Defaulting Nominated Purchaser,

on a date no later than 45 Business Days after the Realisation Date on which Resale was scheduled to occur by giving notice specifying a date to serve as a Realisation Date at least 25 Business Days prior to the rescheduled Realisation Date. If on a rescheduled Realisation Date, a Nominated Purchaser does not pay the Resale Price as contemplated by this clause 4.17 (including where there is a prior application of this clause), this clause 4.17 shall reapply.

4.18 Power of attorney and irrevocable direction

Each RES Holder irrevocably:

(a) appoints IAG, the Issuer and each of their Authorised Officers and any Designated Agent (each an **Appointed Person**) severally to be the attorney of the RES Holder and the agent of the RES Holder with power in the name and on behalf of the RES Holder to do all such acts and things including signing all documents or transfers and holding and applying monies as may in the opinion of the Appointed Person be necessary or desirable to be done in order to record or perfect the transfer of RES held by the RES Holder when required according to a Resale, Conversion, Redemption or Exchange; and

(b) authorises and directs the Issuer, IAG and each other Appointed Person to make such entries in the Register which IAG considers necessary or desirable to record that transfer of RES on the Realisation Date so that on such date the absolute beneficial holder of the RES is IAG.

4.19 Impediments to Exchange

If, for any reason, it becomes impossible or unlawful to effect a transfer of any RES on the Realisation Date, then on and from the Realisation Date, despite any other provision of these RES Terms:

(a) all amounts payable in respect of those RES are payable to IAG;

(b) IAG is absolutely beneficially entitled to such moneys;

(c) IAG shall issue Preference Shares to the RES Holders on the Realisation Date; and

(d) the RES shall be taken to have been Exchanged accordingly.

5 Issuer Redemption ~~or~~, Conversion or Resale

5.1 Redemption ~~or~~, Conversion or Resale by Issuer

~~The~~

Prior to the occurrence of an Exchange Event, the Issuer may elect to Redeem (subject to the prior written approval of APRA) or Convert or Resell:

(a) all or some RES on any Reset Date;

(b) all or some RES at any time, if a Tax Event or a Regulatory Event has occurred;

(c) all or some RES at any time, if a Potential Acquisition Event or an Acquisition Event has occurred; or

(d) all (but not some only) RES at any time, if there are less than one million RES on issue.

5.2 Issuer Notice

To elect to Redeem ~~or~~, Convert or Resell according to clause 5.1, the Issuer must give a notice (**Issuer Notice**) according to this clause 5.2. The Issuer Notice must:

(a) in the case of a Redemption ~~or~~, Conversion or Resale according to clause 5.1(a), be given no less than 35 Business Days (but no more than three months) before the Reset Date, and state the Reset Date as the Realisation Date;

(b) in ~~any other case~~the case of a Redemption, Conversion or Resale according to clauses 5.1(b) or (d), state as the Realisation Date, the last Business Day of the month following the month in which the Issuer Notice was given unless the Issuer determines an earlier date having regard to the best interests of RES Holders (collectively) and the relevant event (provided that, in the case of a Conversion, the Realisation Date must be at least 20 Business Days after the date of the Issuer Notice);

(c) in the case of a Conversion according to clause 5.1(c), state as the Realisation Date the earlier of:

(i) a Business Day reasonably determined by the Issuer to allow holders of Ordinary Shares to participate in the bid or scheme concerned or such other date as the Issuer may reasonably determine having regard to the timing for implementation of the bid or scheme concerned and the process of issuing the Ordinary Shares; and

(ii) the date which is 50 Business Days after the date on which the Potential Acquisition Event or the Acquisition Event occurred (as applicable), or

in either case, such later date as APRA may require;

(d) in the case of a Redemption or Resale according to clause 5.1(c), state as the Realisation Date a date which is no later than 50 Business Days after the date on which the Potential Acquisition Event or the Acquisition Event occurred (as applicable);

(e) ~~(c)~~ if less than all RES are being Redeemed ~~or~~, Converted or Resold, state the proportion of RES to be Redeemed ~~or~~, Converted or Resold for each RES Holder; and

~~(d) state the expected Redemption Amount; and~~

(f) ~~(e)~~ state whether the Issuer will Redeem~~ or~~, Convert ~~RES or Redeem some RES and Convert the other RES~~or Resell RES or use a combination of Redemption, Conversion or Resale in respect of RES which are the subject of the Issuer Notice.

5.3 Interaction of Issuer Notice and RES Holder Conversion Notice

An Issuer Notice given under clause 5.2 prevails over any RES Holder Conversion Notice and any Issuer Notice given in response to a RES Holder Conversion Notice in respect of the same RES to the extent of any inconsistency regardless of which notice was given first.

5.4 Effect of Issuer Notices

An Issuer Notice is, subject to clause 4.17, clause 5.3 and clause 8.5, irrevocable and once given constitutes a promise by the Issuer (in the case of Redemption or Resale) and by the Issuer and IAG (in the case of Conversion) to Redeem, Convert or Resell RES that are subject of that Issuer Notice.

6 RES Holder ~~Redemption~~Conversion

6.1 RES Holder ~~Redemption~~Conversion

A RES Holder may request that the Issuer ~~Redeem~~Convert some or all of its RES:

(a) on any Reset Date; or

~~(b) at any time, if a Trigger Event occurs.~~

~~6.2 Trigger Events~~

~~A **Trigger Event** means the occurrence of any of the following events:~~

~~(a) an Interest Payment is not paid in full for any reason (except because of clause 3.3) within 20 Business Days of the relevant Interest Payment Date;~~

(b) ~~a Liquidation Event occurs in relation to IAG or a Liquidation Event (other than a Winding Up Event) occurs in relation to the Issuer or IAG Portfolio;~~following the occurrence of any Acquisition Event.

~~(c) Ordinary Shares are suspended from trading on ASX for a period of 20 consecutive Business Days;~~

~~(d) IAG makes an announcement to ASX that it intends to sell all or substantially all of its business, undertaking or assets other than to effect a solvent reconstruction; or~~

~~(e) the Issuer or IAG Portfolio ceases to be, directly or indirectly, a subsidiary of IAG.~~

6.2 ~~6.3 Trigger~~Acquisition Event Notice

If ~~a Trigger~~an Acquisition Event occurs, the Issuer must notify RES Holders of the occurrence of that event by ~~publishing~~sending a notice of the ~~Trigger Event in "The Australian" or a daily financial newspaper in Australia (**Trigger**~~Acquisition Event to RES Holders (**Acquisition Event Notice**) stating~~:~~

~~(a) the particular Trigger Event; and~~

~~(b) the Trigger Event Date,~~ that the Acquisition Event has occurred as soon as practicable after becoming aware of the applicable ~~Trigger~~Acquisition Event. Any ~~Trigger~~Acquisition Event Notice, once ~~published~~given, is irrevocable.

6.3 ~~6.4~~ RES Holder ~~Redemption~~Conversion Notice

To request ~~Redemption~~Conversion, a RES Holder must give a notice (**RES Holder ~~Redemption~~Conversion Notice**)~~, which must~~:

(a) in the case of a ~~Redemption~~Conversion according to clause 6.1(a),~~ be given~~ at least 35 Business Days but no more than 50 Business Days prior to the relevant Reset Date; and

(b) in the case of a ~~Redemption~~Conversion according to clause 6.1(b), ~~be given~~ no more than ~~20~~15 Business Days after the date the ~~Trigger~~Acquisition Event Notice is ~~published~~given.

6.4 ~~6.5~~ RES Holder Realisation Date

If a RES Holder gives a RES Holder ~~Redemption~~Conversion Notice to the Issuer under clause ~~6.4,~~6.3, the Realisation Date on which the Redemption ~~or~~, Conversion or Resale is to occur is, if the RES Holder ~~Redemption~~Conversion Notice is given according to:

(a) clause ~~6.4~~6.3(a), the Reset Date immediately following the giving of the RES Holder ~~Redemption~~Conversion Notice; and

(b) clause ~~6.4(b), the Realisation Date determined by the Issuer and notified to the RES Holder, being a date no later than 60 Business Days and, in the case of Conversion, no earlier than 50 Business Days, after the date the Trigger Event Notice is published.~~ 6.3(b), and the Issuer elects under clause 6.6 to:

(i) Convert, the earlier of:

(A) a Business Day reasonably determined by the Issuer that allows holders of Ordinary Shares to participate in the bid or scheme concerned or such other date as the Issuer may reasonably determine having regard to the timing for implementation of the bid or scheme concerned and the process of issuing the Ordinary Shares; and

(B) the date which is 50 Business Days after the date the Acquisition Event Notice is given; or

in either case, such later date as APRA may require; or

(ii) Redeem or Resell, a date which is no later than 50 Business Days after the date the Acquisition Event Notice is given.

6.5 ~~6.6~~ RES Holder ~~Redemption~~Conversion Notices are irrevocable

A RES Holder ~~Redemption~~Conversion Notice is irrevocable once given. Once a RES Holder has given a RES Holder ~~Redemption~~Conversion Notice, the RES Holder must not deal with, transfer or dispose of or otherwise encumber ~~the~~ RES the subject of the RES Holder Conversion Notice except in accordance with the Redemption ~~Notice~~, Resale, Conversion or Exchange procedures.

6.6 ~~6.7~~ Issuer Notice as to Redemption ~~or~~, Conversion or Resale

If the RES Holder gives a RES Holder ~~Redemption~~Conversion Notice, the Issuer must, unless IAG has given an Exchange Notice according to clause 8, no later than:

(a) where clause 6.1(a) applies, 25 Business Days before the Reset Date; and

(b) where clause 6.1(b) applies, 25 Business Days after the ~~Trigger~~Acquisition Event Notice is ~~published~~given,

give an Issuer Notice in relation to each RES the subject of the RES Holder ~~Redemption~~Conversion Notice which must state:

(c) that it will do one or more of the following (in any combination):

(i) ~~sell the RES to a third party for an amount such that the net proceeds of sale are at least equal to its Issue Price together with any accrued Interest Payments and remit the net proceeds to the RES Holder~~Resell RES on the Realisation Date ~~(**Resale**)~~;

(ii) Redeem ~~the~~ RES on the Realisation Date; or

(iii) Convert ~~the~~ RES on the Realisation Date; and

(d) state the Realisation Date according to clause ~~6.5; and~~6.4.

~~(e) state the expected Redemption Amount.~~

The Issuer may only specify that it will Redeem the RES under this clause if it has received the prior written approval of APRA.

If the Issuer fails to give an Issuer Notice according to this clause ~~6.7~~6.6, it will be taken to have given a notice to ~~Redeem the RES~~Convert RES, with the Conversion to occur on the Realisation Date ~~which is:~~determined according to clause 6.4.

~~(f) where clause 6.1(a) applies, the Reset Date immediately following the giving of the RES Holder Redemption Notice; and~~

~~(g) where clause 6.1(b) applies, a date which is 60 Business Days after the date the Trigger Event Notice is published.~~

~~If the Issuer elects to Resell and RES are not Resold, the RES must be Redeemed.~~

~~**6.8 RES Holder agreement to Resale**~~

~~By giving a RES Holder Redemption Notice, each RES Holder is irrevocably taken to offer to sell the RES the subject of the RES Holder Redemption Notice to the relevant third party if the Issuer elects to procure Resale according to clause 6.7.~~

~~**6.9 Power of attorney**~~

~~Each RES Holder irrevocably appoints IAG, the Issuer and each of their Authorised Officers (each an **Appointed Person**) severally to be the attorney of the RES Holder and the agent of the RES Holder with power in the name and on behalf of the RES Holder to do all such acts and things including signing all documents or transfers as may in the opinion of the Appointed Person be necessary or desirable to be done in order to record or perfect the transfer of the RES held by the RES Holder when required according to clause 6.7.~~

7 Conversion actions

7.1 Conversion actions

On the Realisation Date in respect of any RES that are to be Converted:

(a) the Issuer must give a Realisation Date Notice which must state:

(i) the Ordinary Share Issue Price being, for each Ordinary Share, the amount which is calculated according to the formula:

Ordinary Share Issue Price = VWAP x (1 - **RES Conversion Discount)**

where:

VWAP (expressed as a dollar value) means VWAP during the VWAP Period; and

RES Conversion Discount ~~(expressed as a decimal)~~ means ~~the conversion discount being 0.025 or as changed according to clause 9~~0.025; and

(ii) the number of Ordinary Shares to be issued for each RES on that date according to clause 7.2; and

(b) the relevant RES are Converted.

7.2 Conversion Number

Subject to this clause 7, where IAG must issue Ordinary Shares upon Conversion, the number of Ordinary Shares to be issued for each RES being Converted (**Conversion Number**) is calculated according to the following formula:

$$\textbf{Conversion Number} = \frac{\textbf{Redemption Amount}}{\textbf{VWAP} \times (1 - \textbf{RES Conversion Discount})}$$

where:

VWAP and **RES Conversion Discount** each has the meaning given in clause 7.1.

7.3 Number of Ordinary Shares

If the total number of Ordinary Shares to be issued to a RES Holder on a Realisation Date in respect of their aggregate holding of RES being Converted includes a fraction of an Ordinary Share, that fraction will be disregarded.

7.4 Adjustments to VWAP

For the purposes of calculating VWAP under clause 7.1:

(a) where, on some or all of the Business Days in the relevant VWAP Period, Ordinary Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement and the issue of Ordinary Shares will occur after that date and those Ordinary Shares no longer carry that dividend or other distribution or entitlement, then the VWAP on the Business Days on which those Ordinary Shares have been quoted cum dividend or cum any other distribution or entitlement shall be reduced by an amount (**Cum Value**) equal to:

(i) (in the case of a dividend or other distribution), the amount of that dividend or other distribution including, if the dividend or other distribution is franked, the amount that would be included in the assessable income of a recipient of the dividend or other distribution who is both a resident of Australia and a natural person under the Tax Act;

(ii) (in the case of any other entitlement which is traded on ASX on any of those Business Days), the volume weighted average sale price of all such entitlements sold on ASX during the VWAP Period on the Business Days on which those entitlements were traded; or

(iii) (in the case of an entitlement not traded on ASX during the VWAP Period), the value of the entitlement as reasonably determined by the IAG Directors;

(b) where on some or all of the Business Days in the VWAP Period, Ordinary Shares have been quoted on ASX as ex dividend or ex any other distribution or entitlement, and Ordinary Shares which are to be issued would be entitled to receive the relevant dividend or other distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted ex dividend or ex any other distribution or entitlement shall be increased by the Cum Value; and

(c) where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during the VWAP Period, the VWAP shall be adjusted by the Directors as they consider appropriate to ensure that the RES Holders are in an economic position in relation to their RES that is as similar as reasonably practicable to the economic position prior to the occurrence of the event that gave rise to the need for the adjustment and these RES Terms will be construed accordingly.

Any such adjustment will promptly be notified to RES Holders.

7.5 Ranking of Ordinary Shares

Each Ordinary Share issued on Conversion ranks equally with all other Ordinary Shares.

8 Exchange

8.1 Exchange by IAG

Subject to ~~clause 8.2, IAG may require~~this clause 8, all (but not some only) RES will be Exchanged on the Preference Share Issue Date:

(a) mandatorily, if an Exchange Event occurs at any time ~~on or before 5.00 pm (Sydney time) on the Expiry Date by giving a notice (**Exchange Notice**) to RES Holders according to clause 8.2.~~(**Mandatory Exchange**); or

~~8.2 Conditions to Exchange~~

~~Exchange may happen on up to two occasions only provided that, on each occasion:~~

~~(a) the number of Preference Shares to be issued does not exceed the number of RES on issue at the date of the Exchange Notice;~~

(b) ~~the number of Preference Shares to be issued by IAG is a minimum of two million and a whole multiple of 10,000; and~~at the option of IAG at any time (**Optional Exchange**).

~~(c) if any RES will remain on issue after the Exchange, the number of RES remaining on issue will not be less than two million.~~

8.2 ~~8.3~~ Exchange Notice

~~An~~If Mandatory Exchange must occur or IAG wishes Optional Exchange to occur, IAG must give a notice to RES Holders (an **Exchange Notice** ~~must~~) which must, in the case of Mandatory Exchange, be given as soon as practicable after the Issuer becomes aware of the Exchange Event and state:

(a) the Preference Share Issue Date, which must be:

(i) where there is an Exchange Event which is a Liquidation Event, the date the event occurs (or the next succeeding Business Day if the date is not a Business Day);

(ii) where there is any other Exchange Event, the day 10 Business Days after the Exchange Event or any earlier date if required in writing by APRA; or

(iii) ~~(a) the Preference Share Issue Date, which must be~~where there is an Optional Exchange, no sooner than 10 Business Days and no later than 90 Business Days after the date the Exchange Notice is given;

(b) the number of Preference Shares to be issued, which will be one Preference Share for each RES being Exchanged;

(c) the Preference Share Initial Margin, which will be the RES Margin according to clause 3.1 at the date of the Exchange Notice; ~~and~~

(d) ~~the Preference Share Conversion Discount, which will be the RES Conversion Discount according to clause 7.1 at the date of the Exchange Notice.~~for a Mandatory Exchange, the details of the Exchange Event; and

(e) any information required to be stated by clause 8.4.

The Issuer's failure to give an Exchange Notice under this clause 8.2 does not affect its or IAG's obligation to Exchange RES and if it fails to give an Exchange Notice within five Business Days after it became aware of the Exchange Event (or one Business Day for an Exchange Event which is a Liquidation Event), it will be taken to have given the Exchange Notice on the following Business Day specifying the information required by this clause 8.2 and where applicable, clause 8.4(a).

8.3 Interaction of RES Holder Conversion Notice and Optional Exchange

If a RES Holder ~~Redemption~~Conversion Notice has been given according to clause ~~6.4~~6.3 in respect of a RES, IAG may not give an Exchange Notice ~~may not be given in respect of that RES~~requiring Optional Exchange unless the Exchange Notice is given no later than ~~where~~:

(a) ~~(e) clause 6.1(a) applies~~where the RES Holder has requested Conversion on a Reset Date, 25 Business Days before the Reset Date; and

(b) ~~(f) clause 6.1(b) applies~~where the RES Holder has requested Conversion following the occurrence of an Acquisition Event, 25 Business Days before the Realisation Date.

8.4 Interaction of Issuer Notices, RES Holder Conversion Notices and Exchange

If an Exchange Notice:

(a) is given after an Issuer Notice or RES Holder Conversion Notice has been given for that RES and other than for an Exchange Event (IAG Liquidation), the Exchange Notice must additionally state:

(i) that the Preference Share to be issued in respect of that RES will be Resold, Redeemed or Converted on the Preference Share Exchange Date (as specified at IAG's discretion) *provided that* if an Issuer Notice has already been given (whether in response to a RES Holder Conversion Notice or under clause 5.2), the Exchange Notice must specify that the Preference Shares will be Resold.

Redeemed or Converted as specified in that Issuer Notice (or where clause 4.17 applies, as specified in that clause); and

(ii) the Preference Share Exchange Date for such Resale, Redemption or Conversion, which will be:

(A) the Realisation Date determined according to clause 6.4, as specified in the Issuer Notice which is given under clause 5.2 or where clause 4.17 applies, as specified in that clause (the **Scheduled Date**); or

(B) if IAG determines that it is impracticable to use Scheduled Date as the Preference Share Exchange Date, such later date determined by IAG (being no later than 50 Business Days after the Scheduled Date) that is the first date commercially practicable to affect the Resale, Redemption or Conversion (as applicable); and

(b) is not given by IAG as required so that IAG is taken to have given the Exchange Notice according to clause 8.2, the Issuer will be taken to have specified in the Exchange Notice that the Preference Shares will be Converted on a Preference Share Exchange Date determined according to clause 8.4(a)(ii).

8.5 Effect on notices where Exchange Event (IAG Liquidation)

If an Exchange Notice is given due to an Exchange Event (IAG Liquidation), the Exchange Notice prevails over any Issuer Notice or RES Holder Conversion Notice.

8.6 Exchange Notice irrevocable

An Exchange Notice is irrevocable once given and constitutes a promise by IAG to Exchange the RES, provided that an Exchange Notice requiring Optional Exchange is revoked if the Issuer gives an Issuer Notice according to clause 5.2 before the Preference Share Issue Date.

8.7 8.4 Exchange actions

On the Preference Share Issue Date in respect of any RES the subject of the Exchange Notice:

(a) IAG must give a Realisation Date Notice which must state:

(i) the Preference Share Issue Price being, for each Preference Share, an amount equal to the Redemption Amount; and

(ii) if, since the date of the Exchange Notice, the RES Margin or the RES Conversion Discount has been changed according to clause 9, the Preference Share Initial Margin and the Preference Share Conversion Discount as changed accordingly;

(b) IAG must complete a set of Preference Share Terms by including the Preference Share Issue Price, Preference Share Issue Date, Preference Share Initial Margin, Preference Share Conversion Discount, and the Bank Bill Rate for the first Dividend Period for the Preference Shares; and

(c) the relevant RES are Exchanged.

9 Reset provisions

9.1 Reset of distribution provisions

Subject to clause 9.2,clauses 9.2 and 9.3, the Issuer may on a Reset Date change anyeither or allboth of:

(a) the next Reset Date; and

(b) the RES Margin for each succeedingall Interest Period until the nextPeriods commencing on and after that Reset Date; and

(c) the RES Conversion Discount.

These new terms will apply from (and including) the relevant Reset Date until (but not including) the next Reset Date. Any change made by the Issuer under this clause 9.1 must be notified according to clause 9.29.3 (**Reset Notice**).

9.2 Limitations on reset

Unless otherwise approved by APRA in writing, any variation in the terms as specified in the Reset Notice will be subject to the following:

(a) the next Reset Date must be ten years from the immediately preceding Reset Date; and

(b) the RES Margin as specified in the Reset Notice must not exceed the least of:

(i) the RES Margin that applied on the previous Reset Date plus 2.00% per annum;

(ii) 6.00% per annum; and

(iii) $4.00\% \times \frac{(FR - FRG)}{(FP - FPG)}$

where:

FR is the Fair Market Yield for 'A' rated seven year AUD corporate securities on the Business Day immediately prior to the day on which the Reset Notice is despatched;

FP is the Fair Market Yield for 'A' rated seven year AUD corporate securities on the Amendment Date;

FRG is the Fair Market Yield for Australian government seven year AUD securities on the Business Day immediately prior to the day on which the Reset Notice is despatched; and

FPG is the Fair Market Yield for Australian government seven year AUD securities on the Amendment Date; and

(c) the RES Margin may not be reset where IAG's Credit Rating on the day the Reset Notice is despatched is less than IAG's Credit Rating on the Amendment Date.

FOR INFORMATION ONLY: APRA has advised the Issuer that as of the Amendment Date, while the RES remain Tier 1 Capital or Tier 2 Capital of the Group, its policy is not to approve any reset of the RES Margin or Reset Date other than in accordance with the above prescribed limitations. The Issuer and IAG have no control over APRA's policies.

9.3 ~~9.2~~ Notification

(a) For a change made under clause 9.1 to be effective, the Reset Notice must be sent to the RES Holder no later than 50 Business Days before the relevant Reset Date.

(b) If the Issuer does not send a Reset Notice, the terms applying at the relevant Reset Date will continue. In this case, the next Reset Date will be such that the period to the next Reset Date is ~~five~~ten years (in the case of the first Reset Date) or the same period as measured from the immediately preceding Reset Date (in any other case) until the relevant Reset Date.

10 Payments, subordination and other matters

10.1 Calculation of Interest Payments and Redemption Amounts

All calculations of payments in respect of RES will be rounded to four decimal places. For the purposes of making any payment in respect of a RES Holder's aggregate holding of RES, any fraction of a cent will be disregarded.

10.2 Deductions and gross-up

The Issuer may deduct from any payment payable to a RES Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such payment (**Tax**).

If any deduction is required:

(a) the Issuer must pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring penalty under the applicable law and will, if required by the RES

Holder, deliver to the RES Holder the relevant receipt issued by the revenue authority, if any, without delay after it is received by the Issuer; and

(b) subject to clause 3.3, where the Tax is imposed by the laws of the Commonwealth of Australia, New Zealand or any other jurisdiction in which the Issuer or a Substituted Issuer is resident or carries on business or any political subdivision of any such jurisdiction (each a **Relevant Withholding Jurisdiction**) the Issuer must pay an additional amount (**Additional Amount**) to the RES Holder so that the RES Holder receives the same amount in respect of that payment as if no such deduction had been made from the payment except that no Additional Amount is payable in relation to any payment in respect of a RES:

(i) to, or to a third party on behalf of, a RES Holder who is liable to such Tax in respect of that RES by reason of the RES Holder having some connection with the ~~Commonwealth of Australia or any political subdivision of the Commonwealth of Australia~~Relevant Withholding Jurisdiction other than the mere holding of that RES or receipt of a payment on that RES;

(ii) to, or to a third party on behalf of, a RES Holder who could lawfully avoid (but has not avoided) the deduction or withholding by complying or procuring that any third party complies with any statutory requirements or by making or procuring that any third party makes a declaration of non-residence or similar cause for exemption to any revenue authority in the place where payment under that RES is made;

(iii) to, or to a third party on behalf of, a RES Holder who is liable to the Taxes in respect of that RES by reason of the RES Holder being an associate of the Issuer within the meaning of section 128F(9) of the Tax Act; or

(iv) to, or to a third party on behalf of, an Australian resident RES Holder, if that person has not supplied an appropriate tax file number, an Australian Business Number or exemption details.

~~This obligation in clause 10.2(b) is not subject to clause 3.3 or 4.8.~~

Where this clause 10.2(b) applies, for the purposes of considering whether an APRA Condition exists in respect of the relevant Interest Payment Date, the Additional Amount is considered part of the Interest Payment.

10.3 No set-off

~~The~~Neither the RES Holder nor the Issuer has ~~no~~any right to set off any amounts owing by it to the ~~Issuer~~other against any claims owing by the ~~Issuer~~other to it.

10.4 Time limit for claims

A claim against the Issuer for payment according to these RES Terms is void, to the fullest extent permitted by applicable law, unless made within five years of the due date for payment.

10.5 Manner of payment to RES Holders

An Interest Payment is payable by the Issuer to the RES Holder as provided in this clause 10.5. A Redemption Amount is payable by the Issuer to the ~~Realisation Account.~~Trustee on behalf of the RES Holders. The Trustee will pay ~~from that account~~those moneys as provided in this clause 10.5, subject to the Trust Deed. ~~In either case~~ The Resale Price may be paid by the Nominated Purchaser to the RES Holder directly or to the Trustee or an appropriately licensed Designated Agent appointed as an Appointed Person for subsequent disbursement to the RES Holder. In all cases, moneys payable by the Issuer ~~or~~, the Trustee or Designated Agent to a RES Holder may be paid in any manner the Issuer ~~or~~, Trustee or Designated Agent (as the case may be) decides, including:

(a) by any method of direct credit determined by the Issuer ~~or~~, Trustee or Designated Agent (as the case may be) to the RES Holder or RES Holders shown on the Register or to such person or place directed by them;

(b) by cheque sent through the post directed to the physical or postal address of the RES Holder as shown in the Register or, in the case of joint RES Holders, to the physical or postal address notified to the Registrar for receipt of such moneys (and in default of notification, to the physical or postal address shown in the Register as the address of the joint RES Holder first named in that Register); or

(c) by cheque sent through the post directed to such other physical or postal address as the RES Holder or joint RES Holders in writing direct.

10.6 Unpresented cheques

Cheques issued by the Issuer that are not presented within six months of being issued or such lesser period as determined by the Issuer may be cancelled. Where a cheque which is cancelled was drawn in favour of a RES Holder, the moneys are to be held by the Issuer for the RES Holder as a non-interest bearing deposit or paid by the Issuer according to the legislation relating to unclaimed moneys.

10.7 Unsuccessful transfers

Subject to applicable law and the ASX Listing Rules, where the Issuer or Trustee:

(a) decides that an amount is to be paid to a RES Holder by a method of direct credit and the RES Holder has not given a direction as to where amounts are to be paid by that method; or

(b) attempts to pay an amount to a RES Holder by direct credit, electronic transfer of funds or any other means and the transfer is unsuccessful; or

(c) has made reasonable efforts to locate a RES Holder but is unable to do so,

the amount is to be held by the payer for the RES Holder as a non-interest bearing deposit until the RES Holder or any legal personal representative of the RES Holder claims the amount. If moneys or equivalent securities payable to the RES Holder under the RES have not been claimed by the RES Holder or any legal personal representative of the RES Holder for a period of 12 months after first becoming payable, those moneys or equivalent securities shall:

(d) be paid by the Trustee to the Issuer, if the Trustee has actual possession and control of such moneys or equivalent securities; and

(e) become the property of the Issuer.

10.8 Payment to joint RES Holders

A payment to any one of joint RES Holders will discharge the Issuer's liability in respect of the payment.

10.9 Subordination

Upon a Liquidation Event in respect of the Issuer, RES will be immediately Exchanged as described in clause 4.2 and in accordance with clause 8.

Subject to the immediately preceding paragraph, the Redemption Amount and any other amount owing in respect of RES upon a winding-up of the Issuer ranks junior to the claims of all Senior Creditors in that:

(a) all claims of Senior Creditors must be paid in full (including in respect of any entitlement to interest under section 563B of the Corporations Act) before the claims of the RES Holders are paid; and

(b) until the Senior Creditors have been paid in full, the RES Holders must not claim in the winding up of the Issuer in competition with the Senior Creditors so as to diminish any distribution, dividend or payment which, but for that claim, the Senior Creditors would have been entitled to receive.

10.10 No charge

Nothing in this clause 10 shall be taken to:

(a) create a charge or security interest on or over any right of the RES Holder; or

(b) require the consent of any Senior Creditor to any amendment of these RES Terms made in accordance with clause 11.

10.11 Acknowledgements and agreements of RES Holders

Each RES Holder irrevocably acknowledges and agrees:

(a) that this clause 10 is a debt subordination for the purposes of section 563C of the Corporations Act;

(b) not to exercise any voting rights as a creditor in the winding up of the Issuer;

(i) until after all Senior Creditors have been paid in full; or

(ii) otherwise in a manner inconsistent with the subordination contemplated by this clause 10;

(c) that it must pay or deliver to the liquidator any amount or asset received on account of its claim in the winding up of the Issuer in respect of the RES Holder in excess of its entitlement under this clause 10;

(d) that it must pay or satisfy in full all liabilities then due and payable to the Issuer, in accordance with their relevant terms, before it may receive any amount or asset on account of its claim in the winding-up of the Issuer in respect of a RES (but nothing in this clause shall be taken to imply that a liability is due and payable in accordance with its terms, or has not been paid or satisfied in accordance with its terms if that would not be the case in the absence of this clause 10.11(d));

(e) that the debt subordination effected by this clause 10 is not affected by any act or omission of the Issuer or a Senior Creditor which might otherwise affect it at law or in equity or by the winding up of the Issuer;

(f) that a RES Holder has no right to apply for the Issuer to be wound up, or placed in administration, or to cause a receiver, or a receiver and manager to be appointed in respect of the Issuer merely on the grounds that the Issuer does not pay an Interest Payment when scheduled under these RES Terms; and

(g) that these RES Terms contain no events of default. Accordingly (but without limitation) failure to pay in full, for any reason, an Interest Payment on the scheduled Interest Payment Date will not constitute an event of default.

Nothing in this clause 10.11 alters or affects clauses 4.2, 8 or 10.9 of these RES Terms.

11 Amendment of these RES Terms

11.1 Amendment without consent

Subject to complying with all applicable laws and with APRA's prior written approval, the Issuer and the Trustee may, by agreement in writing and without the further consent of RES Holders, amend these RES Terms:

(a) if the Issuer and Trustee are each of the opinion that the amendment is:

(i) of a formal, minor or technical nature;

(ii) made to cure any ambiguity or correct any manifest error;

(iii) expedient for the purpose of enabling RES to be listed for quotation or to retain listing on any stock exchange or to be offered for, or subscription for, sale under the laws for the time being in force in any place and it is otherwise not considered by the Issuer and the Trustee to be materially prejudicial to the interests of RES Holders as a whole;

(iv) necessary to comply with the provisions of any statute or the requirements of any statutory authority;

(v) to evidence the succession of another person to the Issuer and the assumption by any such successor of the undertakings and obligations of the Issuer under these RES Terms; or

(vi) done according to the Issuer's right in clause 7.4(c); ~~or~~

(b) generally in any case where such amendment is considered by the Issuer and the Trustee not to be materially prejudicial to the interests of RES Holders as a whole; or

(c) in respect of any time period stated, required or permitted in connection with any notice required for a Redemption, Conversion, Resale or Exchange.

11.2 Amendment with consent

Without limiting clause 11.1, the Issuer and the Trustee may, with APRA's prior written approval, amend these RES Terms if the amendment has been approved by a Special Resolution.

11.3 ~~Meanings~~Notification of Amendment to APRA

~~In this clause 11, **amend** includes modify, cancel, alter or add to and **amendment** has a corresponding meaning.~~

The Issuer will promptly notify APRA of any amendments made in accordance with this clause 11.

12 Notices

12.1 Form

All notices, certificates, consents, approvals, waivers and other communications in connection with RES must be given in writing, signed by or on behalf of the sender and marked for attention as set out or referred to in the Details or, if the recipient has notified otherwise, then marked for attention in the way last notified.

12.2 Delivery

They must be:

(a) left at the address set out or referred to in the Details; or

(b) sent by prepaid post (airmail, if appropriate) to the address set out or referred to in the Details; or

(c) sent by fax to the fax number set out or referred to in the Details; or

(d) given in any other way permitted by law.

However, if the intended recipient has notified a changed postal address or changed fax number, then the communication must be to that address or number.

12.3 When effective

They take effect from the time they are received unless a later time is specified in them.

12.4 Receipt - postal

If sent by post, they are taken to be received three days after posting (or seven days after posting if sent to or from a place outside Australia).

12.5 Receipt - fax

If sent by fax, they are taken to be received at the time shown in the transmission report as the time that the whole fax was sent.

12.6 Receipt - general

Despite clauses 12.4 and 12.5, if they are received after 5.00 pm in the place of receipt or on a day which is not a Business Day, they are taken to be received at 9.00 am on the next Business Day.

12.7 Non-receipt of notice by a RES Holder

The non-receipt of a notice by a RES Holder or an accidental omission to give notice to a RES Holder will not invalidate the giving of that notice either in respect of that RES Holder or generally.

13 Substitution of Issuer

13.1 Substitution of Issuer

~~The~~With the prior written approval of APRA, the Issuer may without the consent of RES Holders, substitute for itself any other IAG Entity (which may be incorporated in any country) as the debtor in respect of RES (**Substituted Issuer**) by giving notice to RES Holders and the Trustee, provided that:

(a) the Issuer and the Substituted Issuer have entered into all documents which are necessary to give effect to the substitution and in which the Substituted Issuer has undertaken in favour of RES Holders to be bound by these RES Terms and the Trust Deed, as the debtor in respect of ~~the~~ RES in place of the Issuer (or of any previous substitute under this clause 13) and each other Transaction Document to which the Issuer is party;

(b) the Substituted Issuer and the Issuer have obtained all necessary authorisations, regulatory and governmental approvals and consents for such substitution and for the performance by the Substituted Issuer of its obligations under the RES Terms and the documents effecting the substitution and each Transaction Document to which the Issuer is party;

(c) if applicable, the Substituted Issuer has appointed a process agent as its agent to receive service of process on its behalf in relation to any legal proceedings in connection with RES and each Transaction Document to which the Issuer is party; and

(d) except where the Trustee is satisfied that the substitution is not materially prejudicial to the interests of RES Holders as a whole, the Trustee has given its consent in writing to the substitution, which consent must not be unreasonably withheld or delayed.

13.2 Substituted Issuer's rights and obligations under documents

Upon any substitution according to clause 13.1, the Substituted Issuer succeeds to, and is substituted for, the Issuer under the RES Terms with the same rights and obligations as if the Substituted Issuer had been named as the Issuer in these RES Terms and the Trust Deed, and the Issuer is released from its obligations under ~~the~~ RES, the RES Terms and the Trust Deed.

13.3 Further substitutions

After a substitution under clause 13.1, the Substituted Issuer may, without the consent of RES Holders or the Trustee, effect a further substitution (including to the Issuer or a previous Substituted Issuer). All the provisions specified in clauses 13.1 and 13.2 will apply (with necessary changes) and references in the RES Terms and the Trust Deed to the Issuer are taken, where the context so requires, to be or include references to any such further Substituted Issuer.

13.4 Notice to RES Holders

The Issuer must notify RES Holders of the particulars of any substitution according to this clause 13 in writing as soon as practicable after the substitution.

14 Quotation and Foreign RES Holders

14.1 Quotation on ASX

The Issuer must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure, at its own expense, quotation of RES on ASX.

14.2 Foreign RES Holders

Where RES held by a Foreign RES Holder are to be Converted or Exchanged, unless IAG is satisfied that the laws of the Foreign RES Holder's country of residence (as shown in the Register) permit the issue of Ordinary Shares or Preference Shares to the Foreign RES Holder (but as to which IAG is not bound to enquire), either unconditionally or after compliance with conditions which IAG in its absolute discretion regards as acceptable and not unduly onerous, the Ordinary Shares or Preference Shares which the Foreign RES Holder is obliged to accept will be issued to a nominee who will sell those Ordinary Shares or Preference Shares and pay a cash amount equal to the net proceeds received, after deducting any applicable brokerage, stamp duty and other taxes and charges, to that Foreign RES Holder.

15 Governing law and jurisdiction

15.1 Governing law

These RES Terms are governed by the law in force in the State of New South Wales, Australia.

15.2 Jurisdiction

The Issuer and each RES Holder submits to the non-exclusive jurisdiction of the courts of the State of New South Wales, Australia for the purpose of any legal proceedings arising out of these RES Terms or the Trust Deed.

B AMENDED RES TERMS

16 Interpretation and definitions

16.1 Interpretation

(a) Unless otherwise specified, a reference to a clause or paragraph is a reference to a clause or paragraph of these RES Terms.

(b) If a calculation is required under these RES Terms, unless the contrary intention is expressed, the calculation will be rounded to four decimal places.

(c) Headings and boldings are for convenience only and do not affect the interpretation of these RES Terms.

(d) The singular includes the plural and vice versa.

(e) A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(f) If an event under these RES Terms must occur on a stipulated day which is not a Business Day, then the stipulated day will be taken to be the next Business Day.

(g) A reference to dollars, AUD, A$, $ or cents is a reference to the lawful currency of Australia.

(h) Calculations, elections and determinations made by the Issuer under these RES Terms are binding on RES Holders in the absence of manifest error.

(i) The terms 'ASTC operating rules', 'proper ASTC transfer', 'takeover bid', 'related body corporate', 'relevant interest', 'scheme of arrangement' and 'subsidiary', when used in these RES Terms have the meaning given in the Corporations Act.

(j) A reference to a party to an agreement includes a reference to a replacement or substitute of the party according to that agreement.

(k) A reference to an agreement or deed includes a reference to that agreement or deed as amended or restated from time to time.

(l) Any reference to any requirements of APRA or any other prudential regulatory requirements in these RES Terms will apply or be operative with respect to the Issuer and/or IAG (as applicable) only if the Issuer or IAG is an entity, or the holding company of an entity, or is a direct or indirect subsidiary of a holding company, which is subject to regulation and supervision by APRA at the relevant time.

(m) Any requirement for APRA's consent or approval in any provision of these RES Terms will apply only if APRA requires that such consent or approval be given at the relevant time. *FOR INFORMATION ONLY: It is noted, however, that APRA has advised the Issuer that as at the Amendment Date, while the RES remain Tier 1 Capital or Tier 2 Capital of the Group, its policy is not to waive any requirement for its consent or approval. The Issuer and IAG have no control over APRA's policies.*

(n) Unless otherwise specified, a reference to a notice being given either under these RES Terms includes any notice which is deemed or taken to be given under these RES Terms.

(o) Where the Issuer or IAG is required to give or serve a notice by a certain date under these RES Terms, the Issuer or IAG is required to despatch the notice by that date (including at the Issuer's or IAG's discretion, by posting or lodging notices with a mail house) and delivery or receipt (or deemed delivery) is permitted to occur after that date.

(p) Where a RES Holder is required to give or deliver a notice to the Issuer by a certain date under these RES Terms, the notice must be received by the Issuer by that date.

16.2 Definitions for RES Terms

The following expressions have the following meanings:

Acquisition Event means:

(a) a takeover bid is made to acquire all or some of the Ordinary Shares and the offer is, or becomes, unconditional and:

(i) the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue; or

(ii) the IAG Directors issue a statement recommendingthat at least a majority of its directors who are eligible to do so recommend acceptance of the offer (which may be stated to be in the absence of a higher offer); or

(b) a court approves a scheme of arrangement which, when implemented, will result in a person having a relevant interest in more than 50% of the Ordinary Shares.,

ADI means an authorised deposit taking institution according to the Banking Act 1959 (Cwlth).

and all regulatory approvals necessary for the acquisition to occur have been obtained.

Acquisition Event Notice means a notice given by the Issuer in accordance with clause 6.2.

amend includes modify, cancel, alter or add to and **amendment** has a corresponding meaning.

Amendment Date means 15 December 2009, the date on which the amendment of RES is effective.

APRA means the Australian Prudential Regulation Authority (ABN 79 635 582 658) or any successor body responsible for prudential regulation of IAG or the Group.

APRA Condition means, with respect to an Interest Payment on an Interest Payment Date or an Optional Interest Payment:

(a) unless APRA otherwise approves in writing:

(i) making the Interest Payment or the Optional Interest Payment on the payment date would result in the Minimum Capital Requirement of the Group on a Level 2 basis not complying with APRA's then current capital adequacy standards as they are applied to the Group on a Level 2 basis at the time; or

(ii) the Interest Payment or the Optional Interest Payment on the payment date would exceed Distributable Profits as at the Record Date for the Interest Payment or the Optional Interest Payment;

(b) making the Interest Payment or the Optional Interest Payment would result in the Issuer or IAG becoming, or becoming likely to become, insolvent for the purposes of the Corporations Act; or

(c) APRA objecting to the Interest Payment or the Optional Interest Payment being made on the payment date.

ASTC means ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

ASX means Australian Stock ExchangeASX Limited (ABN 98 008 624 691).

ASX Listing Rules means the listing rules of ASX with any modifications or waivers in their application to the Issuer or IAG which ASX may grant.

ASX Market Rules means the market rules of ASX.

Authorised Officer means a person appointed by the party to act as an authorised officer for the purposes of these RES Terms.

Bank Bill Rate has the meaning given in clause 3.1.

Bookbuild means the process conducted by IAG or its agents prior to the opening of the Offer whereby certain investors and brokers lodge bids for RES and, on the basis of those bids, IAG determines the RES Initial Margin and announces its determination prior to the opening of the Offer.

Business Day has the meaning given in the ASX Listing Rules.

Cash means cash (including the credit balances of the Custodian Bank Account and overnight or 24 hour call deposits with ADIs with a short term credit rating of at least 'A-1' by S&P).

Collection of Data Act means the Financial Sector (Collection of Data) Act 2001 (Cwlth).

Company Group Event means, for any reason, that IAG (NZ) Holdings Limited ceases to form part of the Group.

B AMENDED RES TERMS

Conversion has the meaning given in clause 4.1(b) and **Convert** and **Convertible** have corresponding meanings *provided that* in clause 8.4, these words have the meaning they are given in the Preference Share Terms.

Core Operating Companies means the IAG Entities identified by S&P as core operating companies from time to time for the purpose of assigning IAG's Credit Rating and which are, as at the Amendment Date: Insurance Australia Limited, CGU Insurance Limited, IAG New Zealand Limited, Swann Insurance (Aust) Pty Limited and IAG Re Australia Limited.

Corporations Act means the Corporations Act 2001 (Cwlth).

~~**Custodian** means the custodian of the Portfolio appointed according to the Portfolio Management Agreement.~~

~~**Custodian Bank Account** means the bank account maintained by the Custodian according to the Portfolio Management Agreement.~~

Designated Agent means any agent of IAG or the Issuer who is designated for the purposes of RES and who may hold an Australian Financial Services Licence which is relevant for the purposes of RES.

Details means the section of the Trust Deed headed "Details".

Directors means some or all of the directors of the Issuer acting as a board.

~~**Distributable Portfolio Income Amount** means, with respect to a RES and an Interest Period, the Net Portfolio Income for that Interest Period divided by the number of RES on issue at the end of that Interest Period.~~

~~**Distributable Portfolio Proceeds Amount** means, with respect to a RES and a Realisation Date, the Net Portfolio Proceeds divided by the number of RES then being Redeemed, Converted or Exchanged.~~

~~**Eligible Security** means a debt security which complies with clause 1 of schedule 2 of the Portfolio Management Agreement.~~

Distributable Profits means the Group's after-tax earnings determined in a manner consistent with the Group's prudential reporting to APRA under the Collection of Data Act (but determined before any interest, dividends or distributions paid or payable by a member of the Group on its Tier 1 Capital or Upper Tier 2 Capital) for the last two six monthly periods for which the Group was required to submit semi-annual returns according to reporting standards made under the Collection of Data Act less the aggregate amount of interest, dividends or other distributions paid or payable by a member of the Group on its Tier 1 Capital or Upper Tier 2 Capital (including any Interest Payments but not including a dividend or distribution paid or payable to a member of the Group by another member of the Group) in the 12 month period up to and including the relevant Interest Payment Date.

Dividend Period has the meaning given in the Preference Share Terms.

Exchange has the meaning given in clause 4.1(c) and **Exchangeable** and **Exchanged** have corresponding meanings.

Exchange Event means one of the following events:

(a) a Liquidation Event occurs in relation to the Issuer or IAG;

(b) an Interest Payment is not paid in full within 40 Business Days of the scheduled Interest Payment Date for any reason other than due to an APRA Condition existing on the relevant Interest Payment Date;

(c) RES are not Redeemed or Converted within 20 Business Days of the Realisation Date;

(d) IAG fails to comply with clause 3.6;

(e) an Issuer Change of Control Event occurs; or

(f) unless APRA otherwise specifies in writing:

(i) APRA determines, in writing, that the Group's capital base is less than its Minimum Capital Requirement;

(ii) APRA issues a written direction for the Group to increase its capital;

(iii) APRA revokes the authorisation of any general insurer within the Group pursuant to section 15(1) of the Insurance Act or the authorisation of any non-operating holding company of the Group pursuant to section 21(1) of the Insurance Act or proceedings have been commenced for the winding-up of such a general insurer or non-operating holding company (in each case, other than in connection with a transfer, amalgamation or cessation of business while solvent on terms approved by APRA);

(iv) any event under applicable foreign law equivalent to an event that is an Exchange Event under paragraph (f)(iii) above which occurs in relation to a Material Foreign Subsidiary;

(v) the retained earnings of the Group, on a consolidated basis, fall by more than $1 billion from the level indicated in the 30 June 2009 annual group accounts (e.g. retained earnings of negative $1.6 billion would cause an Exchange Event); or

(vi) a Company Group Event occurs and the proceeds of the RES are not redeployed within the Group on terms approved by APRA so that the RES continue to constitute Tier 1 Capital or Upper Tier 2 Capital for the Group.

Exchange Event (IAG Liquidation) means an Exchange Event which occurs because a Liquidation Event occurs in relation to IAG.

Exchange Notice has the meaning given in clause ~~8.1.~~8.2.

~~**Expiry Date** means the first of the following to occur:~~

~~(a) all RES have been redeemed according to these RES Terms;~~

~~(b) the Portfolio Principal Balance is zero; or~~

~~(c) a Winding-Up Event has occurred in respect of IAG.~~

Face Value has the meaning given in clause 1.2.

Fair Market Yield means in respect of a security on any day:

(a) the yield applicable to a security of the relevant class of issuer, rating (if applicable) and tenor (the "**relevant security**") as displayed at or about 10:00am Sydney time on Bloomberg page FMC (or any successor page); or

(b) if that yield is not available at that time, the yield in respect of the relevant security determined by the Issuer in its absolute discretion as the arithmetic mean of the yields quoted to it for the relevant security on or about 10:00am Sydney time by three leading dealers in the relevant security as selected by the Issuer.

Foreign RES Holder means a RES Holder whose address in the Register is a place outside Australia.

Franking Rate (expressed as a decimal) means the franking percentage (within the meaning of Part 3-6 of the Tax Act or any provisions that revise or replace that Part) applicable to the franking account of IAG at the relevant Interest Payment Date.

Group means ~~IAG and its controlled entities~~each IAG Entity which is treated by APRA as forming the Level 2 group of IAG.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923).

IAG Directors means some or all of the directors of IAG acting as a board.

IAG Entity means IAG and each of its related bodies corporate.

~~**IAG Portfolio** means IAG Portfolio Limited (ABN 38 111 769 843).~~

IAG's Credit Rating means the insurance financial strength rating of the Group's Core Operating Companies, as published by S&P, which as of the Amendment Date is AA-.

IAG Senior Creditor has the meaning given in the Trust Deed.

Innovative Tier 1 Capital has the meaning given by APRA from time to time.

Insurance Act means the Insurance Act 1973 (Cwlth).

Interest Payment has the meaning given in clause 3.1.

Interest Payment Date has the meaning given in clause 3.7.

Interest Period means in respect of:

(a) the first Interest Period after the Amendment Date, the period from (and including) the ~~Issue~~Amendment Date until (but not including) the first Interest Payment Date; and

(b) each subsequent Interest Period, the period from (and including) the preceding Interest Payment Date until (but not including) the next Interest Payment Date.

Interest Rate has the meaning given in clause 3.1.

Issue Date means 11 January 2005, the date on which RES ~~are~~were issued.

Issue Price has the meaning given in clause 1.2.

Issuer means IAG Finance (New Zealand) Limited (ABN 97 111 268 243), acting through its New Zealand branch.

Issuer Change of Control Event means that the Issuer ceases to be a related body corporate of IAG.

Issuer Notice means a notice given by, or taken to be given by, the Issuer according to clause 5.2 or ~~6.7(b)~~6.6.

Level 2 means a Level 2 insurance group as defined by APRA from time to time.

Liquidation Event means in respect of a party:

(a) the party ceases or suspends the conduct of all of its business;

(b) a proceeding is commenced by the party or a person that controls the party, for an order that the party be dissolved, wound up or liquidated or for the appointment of a provisional liquidator, liquidator, receiver, receiver and manager, administrator, controller or similar official in respect of the party or all or substantially all of its property;

(c) a proceeding for an order of a kind described in paragraph (b) (other than a proceeding which is frivolous or vexatious) is commenced by any other person and is not dismissed within 30 Business Days of filing;

(d) a provisional liquidator, liquidator, receiver, receiver and manager, administrator, controller or similar official is appointed in respect of the party or all or substantially all of its property and such appointment is not revoked or set aside within 30 Business Days of such appointment; or

(e) the party executes a deed of company arrangement or ~~enters~~proposes to enter into an arrangement or compromise with its creditors other than an arrangement or compromise not involving insolvency.

Mandatory Exchange has the meaning given in clause 8.1(a).

Material Foreign Subsidiary means any member of the Group incorporated and operating as a general insurer outside of Australia whose net premium revenue contributes 10% or more to the consolidated net premium revenue of the Group.

Meeting Provisions means the provisions which regulate the holding and conduct of meetings of the RES Holders according to the Trust Deed.

~~**Net Portfolio Income** means the net cash income received on or in respect of the Portfolio in an Interest Period determined by IAG Portfolio as follows:~~

~~(a) all interest and other distributions on the assets in the Portfolio;~~

~~(b) any net realised gains on the disposal of any assets in the Portfolio;~~

~~(c) any net realised gains on the maturity of any assets in the Portfolio;~~

(d) any fees received by the Issuer referable to the Portfolio or any use of the Portfolio;

(e) any amounts recovered in respect of a Write-Off; and

(f) any amounts received from an IAG Entity for the credit of the Portfolio,

less:

(g) any net realised losses on the disposal of any assets in the Portfolio;

(h) any net realised losses on the maturity of any assets in the Portfolio;

(i) any expenses reasonably attributable to the amounts described in paragraphs (a) to (e) above (but not any income tax in respect of those amounts) and not otherwise taken into account; and

(j) the aggregate of:

(i) any liabilities, costs, charges and expenses incurred in relation to RES and payable to the Trustee, Custodian or Registrar according to any relevant Transaction Document; and

(ii) any remuneration due and payable to a receiver or receiver and manager appointed by the Trustee in respect of the property of the Issuer or IAG Portfolio,

in each case to the extent unpaid.

Net Portfolio Proceeds means, with respect to a Realisation Date, the Realisation Amount but excluding:

(a) any amount attributable to the Net Portfolio Income for the period ending on the relevant Realisation Date; and

(b) the aggregate of:

(i) any liabilities, costs, charges and expenses incurred in relation to RES and payable to the Trustee or the Custodian; and

(ii) remuneration due and payable to a receiver or receiver and manager appointed by the Trustee in respect of the property of the Issuer or IAG Portfolio,

in each case to the extent (after the application of any Net Portfolio Income) unpaid.

Offer means the invitation made by the Issuer according to the prospectus issued in respect of RES dated 29 November 2004.

Minimum Capital Requirement means that requirement as defined by APRA from time to time, or any successor requirement as designated by APRA.

Nominated Purchaser means a person appointed according to clause 4.11.

Optional Exchange has the meaning given in clause 8.1(b).

Optional Interest Payment has the meaning given in clause 3.5.

Ordinary Share means a fully paid ordinary share in the capital of IAG.

Ordinary Share Issue Price has the meaning given in clause 7.1.

Portfolio means the aggregate assets held by the Custodian for IAG Portfolio and managed by the Portfolio Manager according to the Portfolio Management Agreement.

Portfolio Management Agreement means the portfolio management agreement executed by the Issuer, IAG, IAG Portfolio, the Portfolio Manager, the Trustee and the Custodian after the date of the Trust Deed.

Portfolio Manager means IAG Asset Management Limited (ABN 94 054 552 046) appointed as portfolio manager according to the Portfolio Management Agreement.

~~**Portfolio Principal Balance** means, at any time, the aggregate of the purchase prices of Portfolio Securities, and the aggregate amount of Cash at that time.~~

~~**Portfolio Security** means a debt obligation included in the Portfolio.~~

Potential Acquisition Event means:

(a) an event within paragraph (a) of the definition of Acquisition Event occurs (without the need that all regulatory approvals necessary for the acquisition to occur have been obtained); or

(b) a court orders the holding of meetings to approve a scheme of arrangement under Part 5.1 of the Corporations Act and the scheme would result in a person having a relevant interest in more than 50% of the Ordinary Shares that will be on issue after the scheme is implemented.

Preference Share means a fully paid preference share in the capital of IAG issued on Exchange according to the Preference Share Terms.

Preference Share ~~Conversion Discount~~ ~~means the conversion discount for Preference Shares determined according to clauses 8.3(d) and 8.4(a)(ii).~~ **Exchange Date** has the meaning given by clause 8.4.

Preference Share Initial Margin means the margin according to ~~the Preference Share Terms~~clause 8.2(c) as it may be changed in accordance with clause 8.7(a).

Preference Share Issue Date means the date the Preference Shares are issued according to clause ~~8.3.~~8.2.

Preference Share Issue Price ~~has the meaning given in clause 8.4(a)(i).~~ is the obligation of the RES Holder to transfer RES to IAG or its nominee.

Preference Share Terms means the terms of issue of the Preference Shares, incorporated as schedule 2 to the Trust Deed.

~~**Pricing Supplement** means an instrument executed by the Issuer substantially in the form of schedule 4 to the Trust Deed stating the RES Initial Margin and the aggregate number of RES to be issued.~~

~~**Realisation Account** means the account in the name of the Trustee with an ADI into which only the Realisation Amount in respect of the Portfolio (or a Relevant Part) must be credited.~~

~~**Realisation Amount** means, with respect to a Realisation Date, the gross proceeds actually received on a realisation of the Portfolio or, where not all RES are to be Redeemed, Converted or Exchanged, a Relevant Part including any amount received from IAG under clause 6.1(a) of the Portfolio Management Agreement, less all costs and expenses incurred in connection with that realisation (but not any income tax in respect of that amount).~~

Prior RES Terms means the terms of RES which applied prior to the Amendment Date.

Realisation Date means:

(a) in the case of a Redemption, the date on which Redemption is to occur according to clause ~~4.2,~~ 5.2 or ~~6.5~~6.4;

(b) in the case of a Conversion, the date on which Conversion is to occur according to clause 5.2 or ~~6.5~~6.4; ~~and~~

(c) in the case of a Resale, the date on which Resale is to occur according to clause 4.17, 5.2 or 6.4; and

(d) in the case of an Exchange, the Preference Share Issue Date.

Realisation Date Notice means a notice given by the Issuer on a Realisation Date under clause 7.1 or ~~8.4.~~8.7.

Record Date means for payment of:

(a) an Interest Payment:

(i) the date which is ~~11 Business Days~~seven calendar days before the Interest Payment Date for that Interest Payment; or

(ii) in the case of the first Interest Payment Date after the Amendment Date, if the ~~Issue~~Amendment Date is less than ~~11 Business Days~~seven calendar days before the first Interest Payment Date, the ~~Issue~~Amendment Date; and

(b) an Optional Interest Payment, the date prior to the payment of the Optional Interest Payment that is determined by the Issuer,

or such other date as may be required by ASX.

Redemption has the meaning given in clause 4.1(a) and **Redeem** and **Redeemed** have corresponding meanings *provided that* in clause 8.4, these words have the meaning they are given in the Preference Share Terms.

Redemption Amount means ~~the amount payable to redeem RES on a Conversion, Exchange or Redemption according to clauses 4.1, 4.2, 4.7, 4.8 and 4.9.~~an amount equal to the Face Value.

Register means the register of RES maintained by the Registrar.

Registrar means Computershare Investor Services Pty Limited (ABN 48 078 279 277) or any other registrar that maintains the Register.

Regulatory Event means:

(a) the receipt by the Issuer or IAG of an opinion from a reputable legal counsel that, as a result of any amendment to, clarification of, or change (including any announcement of a prospective change) in, any law or regulation affecting securities laws of Australia or New Zealand or any official administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations which amendment, clarification or change is effective, or pronouncement, action or decision is announced, on or after the Issue Date, additional requirements would be imposed on the Issuer or IAG which the Issuer or IAG determines, at its absolute discretion, to be unacceptable; or

(b) the determination by the IAG Directors that ~~IAG~~the Group is not or will not be entitled to treat all RES or all Preference Shares, when and if issued~~, as Tier 1 Capital~~:

(i) as Innovative Tier 1 Capital except where the reason the Group is not or will not be entitled to treat all RES or all Preference Shares as Innovative Tier 1 Capital is because the Group has exceeded a limit on Innovative Tier 1 Capital which was in effect on the Amendment Date; or

~~(c) the determination by the IAG Directors that IAG is not or will not be entitled according to applicable accounting standards to treat the Portfolio and its liability (on a consolidated basis) in respect of RES as off set so that only the net amount (if any) is reported in its consolidated balance sheet.~~

~~**Relevant Part** means the part of the Portfolio determined by the Portfolio Manager comprising assets, the fair market value of which bears to the fair market value of the Portfolio as a whole, the same proportion as the number of RES to be Redeemed, Converted or Exchanged bears to the total number of RES on issue immediately prior to the Redemption, Conversion or Exchange.~~ii) as Upper Tier 2 Capital, to the extent the Group is not entitled to treat all RES or all Preference Shares as Innovative Tier 1 Capital because the Group has exceeded a limit on Innovative Tier 1 Capital which was in effect on the Amendment Date, except where the reason the Group is not or will not be entitled to treat all such RES or all such Preference Shares as Upper Tier 2 Capital is because the Group has exceeded a limit on Upper Tier 2 Capital which was in effect on the Amendment Date.

RES means the perpetual reset ~~exchangable~~exchangeable securities as described in clause 1.1 and issued by the Issuer according and subject to these RES Terms.

RES Conversion Discount has the meaning given in clause 7.1.

RES Holder means the person whose name is registered in the Register as the holder of a RES.

RES Holder ~~Redemption~~Conversion Notice has the meaning given in clause ~~6.4~~ 6.3.

~~**RES Initial Margin** has the meaning given in clause 3.1.~~

RES Margin has the meaning given in clause 3.1.

RES Terms means these terms of issue of RES.

Resale has the meaning given in clause ~~6.7~~4.1(d) and **Resell** and **Resold** have corresponding meanings *provided that* in clause 8.4, these words have the meaning they are given in the Preference Share Terms.

Resale Price has the meaning given in clause 4.14.

Reset Date means, for the first Reset Date, ~~15 March 2010~~16 December 2019 (or if that date is not a Business Day, the next succeeding Business Day) and each subsequent Reset Date will occur on the ~~fifth anniversary of the previous~~first Business Day ten years from the immediately preceding Reset Date unless changed according to clause 9.

Reset Notice has the meaning given in clause 9.1.

Scheduled Date has the meaning given in clause 8.4(a)(ii)(A).

Senior Creditors means all present and future creditors of the Issuer whose claims are:

(a) entitled to be admitted in the winding-up of the Issuer; and

(b) not expressed to rank equally with, or subordinate to, the claims of the RES Holders under these RES Terms.

S&P means Standard & Poor's (Australia) Pty. Ltd. (ABN 62 007 324 852).

Special Resolution means a resolution passed at a meeting of RES Holders or by postal ballot (where allowed under the Meeting Provisions of the Trust Deed) by a majority of not less than 75% of the votes cast on it.

~~**S&P** means Standard & Poor's Rating Services.~~

Substituted Issuer has the meaning given in clause 13.

Tax Act means:

(a) the Income Tax Assessment Act 1936 (Cwlth) or the Income Tax Assessment Act 1997 (Cwlth) as the case may be, and a reference to any section of the Income Tax Assessment Act 1936 (Cwlth) includes a reference to that section as rewritten in the Income Tax Assessment Act 1997 (Cwlth); and

(b) any other Act setting the rate of income tax payable and any regulation promulgated under it.

Tax Event means the receipt by the Issuer or IAG of an opinion from a reputable legal counsel or other tax adviser in Australia or New Zealand or any other jurisdiction from which a payment is made on RES (each a **Relevant Jurisdiction**), experienced in such matters, to the effect that, as a result of:

(a) any amendment to, clarification of, or change (including any announced prospective change) in, the laws or treaties or any regulations of a Relevant Jurisdiction or any political subdivision or taxing authority of a Relevant Jurisdiction affecting taxation;

(b) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) (**Administrative Action**); or

(c) any amendment to, clarification of, or change in an Administrative Action that provides for a position that differs from the current generally accepted position,

in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known, which amendment, clarification, change or Administrative Action is effective or such pronouncement or decision is announced on or after the Issue Date, there is more than an insubstantial risk that IAG or the Issuer would be exposed to more than a de minimis increase in its costs (having regard to any tax deductions available to any IAG Entity and the ability of IAG to frank Interest Payments).

Tier 1 Capital ~~means the core capital of IAG (on a solo basis if relevant) or the Group (on a consolidated basis) in each case as defined by APRA~~has the meaning given by APRA from time to time.

Tier 2 Capital has the meaning given by APRA from time to time.

Transaction Documents means:

(a) the Trust Deed (incorporating as schedule 1 these RES Terms and as schedule 2 the Preference Share Terms);(b) the Portfolio Management Agreement; and

(cb) any other document entered into in connection with any of themit.

Trigger Event has the meaning given in clause 6.2.

Trigger Event Date means the date a Trigger Event occurs.

Trigger Event Notice has the meaning given in clause 6.3.

Trust Deed means the Trust Deed initially executed by the Issuer, IAG, IAG Portfolio Limited and the Trustee on or around 20 November 2004.2004 and amended and restated on or around the Amendment Date.

Trustee means Trust Company Fiduciary Services Limited (ABN 21 000 000 993) (formerly known as Permanent Trustee Company Limited (ABN 21 000 000 993) in its capacity as trustee for RES Holders according to the Trust Deed.

Upper Tier 2 Capital has the meaning given by APRA from time to time.

VWAP means, subject to any adjustments under clause 7.4, the average of the daily volume weighted average sale prices (rounded to the nearest full cent) of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any transaction"Crossing" transacted outside the "Open Session State" or any "Special Crossing" transacted at any time, each as is defined in the ASX Market Rules as "special" crossings prior to the commencement of normal trading, crossings during the after hours adjust phase, crossings during the closing phrase, overnight crossings, or any overseas trades or trades pursuant to the exercise of options over Ordinary Shares.

VWAP Period means the period of 20 Business Days on which trading in Ordinary Shares took place immediately preceding the relevant Realisation Date.

Winding Up Event means where an order is made, or an effective resolution is passed, for the winding up of a party which is not revoked or set aside within 30 Business Days of such order being made or resolution passed.

Write-Off means a Portfolio Security which has been deemed to have been sold for nil consideration and no longer to be a Portfolio Security on account of it not having been sold or disposed of within 30 days of it ceasing to be an Eligible Security.

C

APPENDIX C
AMENDED PREFERENCE SHARE TERMS

The following copy of the Amended Preference Share Terms is marked to show changes from the Existing Preference Share Terms.

Provisions which will be removed by the Amendments are shown with a line struck through the middle of the text. Provisions which will be inserted by the Amendments are shown as underlined. All other text is unchanged by the Amendments.

For example, in clause 2.3(b) the words "~~IAG having profits available for the payment~~ <u>no APRA Condition existing in respect of</u> the <u>relevant</u> Dividend <u>Payment Date</u>" show that under the Amended Preference Share Terms, payments of Dividends in respect of Amended Preference Shares are subject to there being no APRA Condition existing in respect of the relevant Dividend Payment Date.

Preference Share Terms (amended and restated)

1 Preference Shares

(a) Preference Shares are fully paid preference shares in the capital of Insurance Australia Group Limited (**IAG**). They are issued, and may be Redeemed~~ or~~, Converted or Resold, according to these Preference Share Terms.

(b) The issue price of each Preference Share~~ (**Preference Share Issue Price**) is [*state amount which is the Preference Share Issue Price being an amount equal to the Redemption Amount as defined in the RES Terms*]~~ is the RES Holder's obligation to transfer the RES to IAG or its nominee when RES are Exchanged in accordance with the RES Terms.

(c) The Preference Share Issue Date is [*state date which is the Realisation Date as defined in the RES Terms*].

2 Dividends

2.1 Dividends

Subject to these Preference Share Terms, each Preference Share entitles the Preference Shareholder on a Record Date to receive on the relevant Dividend Payment Date a dividend (**Dividend**) calculated according to the following formula:

Dividend = (**Dividend Rate** × ~~**Preference Share Issue Price**~~**$100** × **N**) / 365

where:

Dividend Rate (expressed as a percentage per annum) is calculated according to the following formula:

Dividend Rate = (Bank Bill Rate + Preference Share Margin) × (1 – T)

where:

Bank Bill Rate (expressed as a percentage per annum) means:

(a) for the first Dividend Period, [*insert the percentage per annum which is applicable under the RES Terms being*:

(*i*) *if the Preference Share Issue Date is 15 March, 15 June, 15 September or 15 December (or the Business Day following that day if that day is not a Business Day), the Bank Bill Rate as determined according to clause 2.1(b) on that date; or*

(*ii*) *if the Preference Share Issue Date is any other date, the Bank Bill Rate applicable to RES immediately prior to the issue of the Preference Shares*]; and

(b) for any other Dividend Period, the average mid-rate for bills of a term of 90 days which average rate is displayed on Reuters page BBSW (or any page which replaces that page) on the first Business Day of the Dividend Period or if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30 am (Sydney time) on that date, the rate specified in good faith by IAG at or around that time on that date having regard, to the extent possible, to:

(i) the rates otherwise bid and offered for bills of a term of 90 days or for funds of that tenor displayed on Reuters page BBSW (or any page which replaces that page) at that time on that date; or

(ii) if bid and offer rates for bills of a term of 90 days are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time on that date;

Preference Share Margin (expressed as a percentage per annum) means in respect of the period:

(a) to (but not including) the ~~Step-Up~~first Reset Date after the Preference Share Issue Date, [*insert RES Margin immediately prior to the issue of the Preference Shares*] (**Preference Share Initial Margin**); and

(b) from (and including) the ~~Step-Up~~first and any succeeding Reset Date to (but not including) the Reset Date immediately after that Reset Date, the Preference Share ~~Initial~~ Margin ~~plus 1.00% per annum~~determined according to clause 4; and

T (expressed as a decimal) means the Australian corporate tax rate applicable to the franking account of IAG at the relevant Dividend Payment Date; and

N means in respect of:

(a) the first Dividend Payment Date, the number of days from (and including) the Preference Share Issue Date until (but not including) the first Dividend Payment Date; and

(b) each subsequent Dividend Payment Date, the number of days from (and including) the preceding Dividend Payment Date until (but not including) the relevant Dividend Payment Date.

2.2 Franking adjustments

If any Dividend is not franked to 100% under Part 3-6 of the Tax Act (or any provisions that revise or replace that Part), the Dividend will be calculated according to the following formula:

$$\textbf{Dividend} = \frac{D}{1 - [T \times (1 - F)]}$$

where:

D means the Dividend calculated under clause 2.1;

T has the meaning given in clause 2.1; and

F means the applicable Franking Rate.

2.3 Payment of a Dividend

Each Dividend (including an Optional Dividend) is subject to:

(a) the IAG Directors, at their absolute discretion, ~~determining~~resolving to pay the Dividend ~~to be payable;~~on the relevant Dividend Payment Date; and

(b) ~~IAG having profits available for the payment~~no APRA Condition existing in respect of the relevant Dividend~~;~~ Payment Date.

~~(c) such payment of the Dividend not resulting in the Total Capital Adequacy Ratio or the Tier 1 Capital Ratio of the Group (on a consolidated basis) not complying with APRA's then current capital adequacy guidelines as they are applied to the Group at the time;~~

~~(d) unless APRA indicates that it has no objection, the amount of the Dividend not exceeding the profits after tax of the Group (on a consolidated basis) for the immediately preceding two half yearly financial periods for which results have been publicly announced by IAG (or any other amount as determined by APRA in its discretion to be applicable for the purpose of the Group's Tier 1 Capital instruments) less the aggregate amount of dividends or other distributions paid or payable by a member of the Group on its Tier 1 Capital instruments (but not including a dividend or distribution paid or payable to a member of the Group by another member of the Group) in the 12 month period up to and including the Dividend Payment Date; and~~

~~(e) APRA not otherwise objecting to the payment of the Dividend.~~

The IAG Directors, at their absolute discretion, may determine an Optional Dividend to be payable on any date, subject to this clause ~~2.3~~ 2.3 and according to clause 2.8(f).

2.4 Dividends are non-cumulative

Dividends are non-cumulative~~. If~~ and accordingly, if all or any part of a Dividend (including an Optional Dividend) is not paid because of clause ~~2.3,~~ 2.3;

(a) IAG has no liability to pay the unpaid amount of the Dividend~~ and,~~; and

(b) notwithstanding the IAG Directors' discretion to pay an Optional Dividend under clause ~~2.3,~~ 2.3;

  (i) Preference Shareholders have no claim or entitlement in respect of such non-payment;

  (ii) such non-payment does not constitute an event of default as these Preference Share Terms contain no events of default; and

  (iii) Preference Shareholders have no right to initiate a winding up of, an administration in respect of, or the appointment of a receiver or a receiver and manager to, IAG for such non-payment.

2.5 Dividend Payment Dates

Subject to this clause 2, Dividends (other than Optional Dividends) will be payable in arrears on the following dates (each a **Dividend Payment Date**):

(a) each 15 March, 15 June, 15 September or 15 December occurring after the Preference Share Issue Date until the Preference Share Exchange Date; and

(b) the Preference Share Exchange Date.

If a Dividend Payment Date is a day which is not a Business Day, then the Dividend Payment Date will be the next day which is a Business Day.

2.6 Record Dates

A Dividend is only payable on a Dividend Payment Date to those persons registered as Preference Shareholders on the Record Date for that Dividend.

An Optional Dividend is only payable on the date of payment determined by the IAG Directors to those persons registered as Preference Shareholders on the Record Date for that Optional Dividend.

2.7 Deductions

IAG may deduct from any Dividend payable the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such amount. If any such deduction has been made and the amount of the deduction accounted for by IAG to the relevant revenue authority and the balance of the Dividend payable has been paid to the relevant Preference Shareholder, then the full amount payable to such Preference Shareholder shall be deemed to have been duly paid and satisfied by IAG.

IAG shall pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring any penalty under the applicable law and shall, if required by any Preference Shareholder, deliver to that Preference Shareholder the relevant receipt issued by the revenue authority without delay after it is received by IAG.

2.8 Restrictions in the case of non-payment

If:

(a) for any reason a Dividend has not been paid in full within 20 Business Days after the relevant Dividend Payment Date; or

(b) an Interest Payment scheduled to be paid on a RES that has been ~~exchanged~~Exchanged for a Preference Share was not paid in full within 20 Business Days of the relevant Interest Payment Date~~ because of clause 3.3(b) of the RES Terms~~ and remains unpaid,

IAG must not, without approval of a Special Resolution:

(c) declare or pay a dividend or make any distribution on any capital over which Preference Shares rank in priority for participation in profits; or

(d) redeem, reduce, cancel or acquire for any consideration any capital of IAG other than Preference Shares or capital ranking equally with or in priority to Preference Shares,

unless:

(e) four consecutive Dividends stated to be payable on Preference Shares after the Dividend Payment Date of the Dividend that has not been paid have been paid in full; or

(f) with the prior written approval of APRA ~~(if approval is then required)~~, an optional dividend (**Optional Dividend**) has been paid to Preference Shareholders equal to the aggregate unpaid amount of any unpaid Dividends and Interest Payments which were scheduled to be paid in the 12 months prior to the date of payment of the Optional Dividend; or

(g) all Preference Shares have been Redeemed or Converted.

3 Redemption ~~or~~, Conversion or Resale

3.1 Redemption ~~or~~, Conversion or Resale

(a) **Redemption** means to redeem, buy back (other than by an on-market buy-back) or reduce capital in connection with Preference Shares (or any combination of these) for an amount of cash equal to ~~the Preference Share Issue Price~~$100 according to clause ~~3.6~~3.9; ~~and~~

(b) **Conversion** means to convert Preference Shares to a number of Ordinary Shares ~~equivalent in value to the Preference Share Issue Price~~ according to clause ~~3.7~~ 3.10; and

(c) **Resale** means the Preference Shares are purchased by a Nominated Purchaser for the Resale Price according to the Resale Mechanics.

3.2 ~~Redemption or~~ Conversion by Preference Shareholders

A Preference Shareholder may, by giving a notice in writing to IAG (a **Preference Shareholder Conversion Notice**), request that IAG Convert some or all of its Preference Shares:

(a) on any Reset Date which occurs while the Preference Shares are on issue (or to which clause 4.4 relates, unless the Preference Shareholder had already given a RES Holder Conversion Notice in respect of that Reset Date) (a **Preference Shareholder Conversion Notice (Reset)**); or

(b) following the occurrence of any Acquisition Event (a **Preference Shareholder Conversion Notice (Acquisition)**).

Preference Shareholders have no right to seek or initiate Redemption or ~~Conversion~~Resale.

3.3 ~~Redemption or~~Preference Shareholder Conversion ~~by IAG~~Notice

(a) A Preference Shareholder Conversion Notice (Reset) must be given at least 35 Business Days but no more than 50 Business Days prior to the relevant Reset Date; and

(b) A Preference Shareholder Conversion Notice (Acquisition) must be given no more than 15 Business Days after the date the Acquisition Event Notice is given.

3.4 Preference Share Exchange Notice as to Redemption, Conversion or Resale

If the Preference Shareholder gives a Preference Shareholder Conversion Notice, IAG must, no later than:

(a) where a Preference Shareholder Conversion Notice (Reset) is given, 25 Business Days before the Reset Date; or

(b) where a Preference Shareholder Conversion Notice (Acquisition) is given, 25 Business Days after the Acquisition Event Notice is given or taken to be given.

give a Preference Share Exchange Notice which complies with clause 3.6 in relation to each Preference Share the subject of the Preference Shareholder Conversion Notice *provided that* the Preference Share Exchange Notice may only specify that Redemption applies if IAG has received the prior written approval of APRA.

If IAG fails to give a Preference Share Exchange Notice according to this clause 3.4, it will be taken to have given a Preference Share Exchange Notice to Convert Preference Shares, with the Conversion to occur on the Preference Share Exchange Date determined according to clause 3.7.

3.5 Redemption, Conversion or Resale by IAG

IAG may require Redemption (subject to the prior written approval of APRA) or Conversion or Resale by giving a notice to Preference Shareholders (**Preference Share Exchange Notice**):

(a) at any time and in respect of all or some Preference Shares, if a Regulatory Event or Tax Event occurs (a **Preference Share Exchange Notice (Regulatory or Tax Event)**);

(b) at any time and in respect of all (but not some only) Preference Shares, if the number of Preference Shares on issue is less than one million (a **Preference Share Exchange Notice (Clean Up)**);

(c) ~~no later than 35 Business Days after IAG has announced that an Acquisition Event has occurred according to clause 3.10,~~at any time and in respect of all (but not some only) Preference Shares, if a Potential Acquisition Event or an Acquisition Event occurs (whether or not the Potential Acquisition Event or Acquisition Event occurred prior to the Preference Share Issue Date) (a **Preference Share Exchange Notice (Acquisition)**); or

(d) at least 35 Business Days (but not more than three months) before any ~~Dividend Payment Date from (and including) the Step Up Date~~Reset Date which occurs while the Preference Shares are on issue, in respect of all or some Preference Shares (a **Preference Share Exchange Notice (Reset)**).

3.6 ~~3.4~~ Preference Share Exchange Notices

(a) A Preference Share Exchange Notice given by IAG ~~under clause 3.3~~ is irrevocable, subject to paragraph (g).

(b) ~~If IAG gives a~~IAG must elect and specify in the Preference Share Exchange Notice ~~under clause 3.3, it must elect and specify~~ which of the following it intends to do in respect of each Preference Share which is the subject of the Preference Share Exchange Notice:

(i) Redeem according to clause ~~3.6~~3.9; ~~or~~

(ii) Convert according to clause ~~3.7.~~3.10; or

(iii) Resell according to the Resale Mechanics.

(c) A Preference Share Exchange Notice may specify that ~~some~~a combination of Redemption, Conversion or Resale will be used in respect of Preference Shares which are the subject of the Preference Share Exchange Notice ~~will be Redeemed and that some will be Converted~~.

~~(d) A Preference Share Exchange Notice must:~~

(d) ~~(i) state the date~~A Preference Share Exchange Notice must state the Preference Share Exchange Date, which will be the date determined in accordance with clause 3.7 on which the Redemption ~~or~~, Conversion or Resale is to occur ~~(**Preference Share Exchange Date**) which, in the case of a Preference Share Exchange Notice given under:~~.

~~(A) clause 3.3(a), 3.3(b) or 3.3(c), will be the last Business Day of the month following the month in which the Preference Share Exchange Notice was given by IAG unless IAG determines an earlier Preference Share Exchange Date having regard to the best interests of Preference Shareholders (collectively) and the relevant event; and~~

~~(B) clause 3.3(d), will be the Dividend Payment Date immediately following the date the Preference Share Exchange Notice was given by IAG;~~

(e) ~~(ii) if the~~Where a Preference Share Exchange Notice provides that Preference Shares are to be Redeemed, it must state whether the $100 per Preference Share ~~Issue Price~~payable upon Redemption is payable by way of redemption, buy-back or reduction of capital or any combination of these~~; and~~.

(f) ~~(iii) if~~If less than all Preference Shares are being Redeemed~~or~~, Converted~~,~~ or Resold, the Preference Share Exchange Notice must state the number of Preference Shares in each Preference Shareholder's holding that are to be Redeemed~~or~~, Converted or Resold.

(g) A Preference Share Exchange Notice given under clause 3.5 prevails over any Preference Shareholder Conversion Notice and any Preference Share Exchange Notice given in response to a Preference Shareholder Conversion Notice in respect of the same Preference Share to the extent of any inconsistency regardless of which notice was given first.

3.7 Preference Share Exchange Date

The Preference Share Exchange Date will be:

(a) where a Preference Shareholder Conversion Notice (Acquisition) or a Preference Share Exchange Notice (Acquisition) has been given and the Preference Share Exchange Notice specifies Conversion, the earlier of:

(i) a Business Day reasonably determined by IAG that allows holders of Ordinary Shares to participate in the bid or scheme concerned or such other date as IAG may reasonably determine having regard to the timing for implementation of the bid or scheme concerned and the process of issuing the Ordinary Shares; and

(ii) the date which is no later than:

(A) in the case of a Preference Shareholder Conversion Notice (Acquisition), 50 Business Days after the date on which the Acquisition Event Notice is given; and

(B) in the case of a Preference Share Exchange Notice (Acquisition), 50 Business Days after the Potential Acquisition Event or Acquisition Event occurred (as applicable); or

in either case, such later date as APRA may require;

(b) where a Preference Shareholder Conversion Notice (Acquisition) or a Preference Share Exchange Notice (Acquisition) has been given and the Preference Share Exchange Notice specifies Redemption or Resale, the date which is no later than:

(i) in the case of a Preference Shareholder Conversion Notice (Acquisition), 50 Business Days after the date on which Acquisition Event Notice is given; and

(ii) in the case a Preference Share Exchange Notice (Acquisition), 50 Business Days after the date on which the Potential Acquisition Event or Acquisition Event occurred (as applicable);

(c) where a Preference Share Exchange Notice (Regulatory or Tax Event) or a Preference Share Exchange Notice (Clean Up) has been given, the last Business Day of the month following the month in which the Preference Share Exchange Notice was given by IAG unless IAG determines an earlier Preference Share Exchange Date having regard to the best interests of Preference Shareholders (collectively) and the relevant event (provided that, in the case of a Conversion, the Preference Share Exchange Date must be at least 20 Business Days after the date of the Preference Share Exchange Notice); and

(d) where a Preference Shareholder Conversion Notice (Reset) or a Preference Share Exchange Notice (Reset) has been given, the Reset Date immediately following the date the Preference Share Exchange Notice was given by IAG.

3.8 ~~3.5~~ Partial Redemption~~or~~, Conversion or Resale

~~(a) IAG cannot give a Preference Share Exchange Notice in respect of only some Preference Shares under clause 3.3 if, as at the date of the Preference Share Exchange Notice, the Redemption or Conversion would result in the number of Preference Shares on issue being less than one million.~~

~~(b)~~If some but not all Preference Shares are Redeemed~~or~~, Converted~~,~~ or Resold, subject to clause 3.21, IAG must, in each case, endeavour to treat all Preference Shareholders on an approximately proportionate basis, but may discriminate to take account of the effect on marketable parcels and other logistical considerations.

3.9 ~~3.6~~ Redemption

Subject to APRA's prior written approval ~~(if approval is then required)~~, if IAG elects to Redeem the following provisions apply:

(a) IAG may Redeem the Preference Shares specified in the Preference Share Exchange Notice by payment of ~~the~~$100 per Preference Share ~~Issue Price~~ to the Preference Shareholder on the relevant Preference Share Exchange Date;

(b) upon payment of ~~the~~$100 per Preference Share ~~Issue Price~~ to the Preference Shareholder, all other rights conferred, or restrictions imposed, by the Preference Shares held by that Preference Shareholder which are Redeemed under these Preference Share Terms will no longer have effect;

(c) if the Redemption involves a buy-back of Preference Shares, each Preference Shareholder agrees to accept the buy-back offer for their Preference Shares to which the Preference Share Exchange Notice relates and will be deemed to have sold those Preference Shares to IAG on the Preference Share Exchange Date; and

(d) if the Redemption involves a reduction of capital with respect to Preference Shares and under applicable law Preference Shareholders are entitled to vote on a resolution to approve that reduction of capital, each Preference Shareholder agrees to vote in favour of that resolution.

3.10 ~~3.7~~ Conversion

If IAG elects to Convert, the following provisions apply:

(a) each Preference Share that is being Converted will Convert into one Ordinary Share on the Preference Share Exchange Date;

(b) each Preference Shareholder will be allotted, for no consideration, an additional number of Ordinary Shares for each Preference Share that is being Converted on the Preference Share Exchange Date equal to **one less than** the Conversion Number, where the Conversion Number is an amount calculated according to the following formula:

$$\textbf{Conversion Number} = \frac{\sout{\textbf{Preference Share Issue Price}}\,\textbf{\$100}}{\textbf{VWAP} \times (1 - \textbf{Preference Share Conversion Discount})}$$

where:

VWAP (expressed as a dollar value) means the VWAP during the VWAP Period; and

Preference Share Conversion Discount ~~(expressed as a decimal) means a conversion discount of~~ ~~*[insert decimal, being 0.025 or such other decimal as changed according to clause 9 of the RES Terms]*~~means 0.025;

(c) if the total number of additional Ordinary Shares to be allotted to a Preference Shareholder in respect of their aggregate holding of Preference Shares upon Conversion includes a fraction of an Ordinary Share, that fraction of an Ordinary Share will be disregarded;

(d) a Preference Share, upon Conversion, confers all of the rights attaching to one Ordinary Share but these rights do not take effect until 5:00pm (Sydney time) on the Preference Share Exchange Date. At that time:

(i) all other rights conferred or restrictions imposed on that Preference Share under these Preference Share Terms will no longer have effect (except for rights relating to a Dividend which has been determined to be payable but has not been paid on or before the Preference Share Exchange Date which will continue); and

(ii) the Ordinary Share resulting from a Conversion will rank equally with all other Ordinary Shares.

Conversion does not constitute a redemption, buy-back, cancellation or termination of a Preference Share or an issue, allotment or creation of a new Ordinary Share (other than the additional Ordinary Shares allotted under clause ~~3.7~~3.10(b)); and

(e) for the purposes of calculating VWAP under clause ~~3.7~~3.10(b):

(i) where, on some or all of the Business Days in the relevant VWAP Period, Ordinary Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement and Preference Shares will Convert into Ordinary Shares after the date those Ordinary Shares no longer carry that dividend or any other distribution or entitlement, then the VWAP on the Business Days on which those Ordinary Shares have been quoted cum dividend or cum any other distribution or entitlement shall be reduced by an amount (**Cum Value**) equal to:

(A) (in case of a dividend or other distribution), the amount of that dividend or other distribution including, if the dividend or other distribution is franked, the amount that would be included in the assessable income of a recipient of the dividend or other distribution who is both a resident of Australia and a natural person under the Tax Act;

(B) (in the case of any other entitlement which is traded on ASX on any of those Business Days), the volume weighted average sale price of all such entitlements sold on ASX during the VWAP Period on the Business Days on which those entitlements were traded; or

(C) (in the case of any other entitlement not traded on ASX during the VWAP Period), the value of the entitlement as reasonably determined by the IAG Directors; and

(ii) where, on some or all of the Business Days in the VWAP Period, Ordinary Shares have been quoted on ASX as ex dividend or ex any other distribution or entitlement, and Preference Shares will Convert into Ordinary Shares which would be entitled to receive the relevant dividend or other distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted ex dividend or ex any other distribution or entitlement shall be increased by the Cum Value; and

(iii) where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during the VWAP Period, the VWAP shall be adjusted by the IAG Directors as they consider appropriate to ensure that the Preference Shareholders are in an economic position in relation to their Preference Shares that is as similar as reasonably practicable to the economic position prior to the occurrence of the event that gave rise to the need for the adjustment. Any adjustment made by the IAG Directors will constitute an alteration to these Preference Share Terms and will be binding on all Preference Shareholders and these Preference Share Terms will be construed accordingly. Any such adjustment will promptly be notified to all Preference Shareholders.

3.11 3.8 Power of attorney

Each Preference Shareholder appoints each of IAG, its officers and, any liquidator or administrator of IAG and any Designated Agent (each an **Attorney**) severally to be the attorney of the Preference Shareholder with power in the name and on behalf of the Preference Shareholder to sign all documents and transfers and to hold and apply monies and do any other thing as may in the Attorney's opinion be necessary or desirable to be done in order for the Preference Shareholder to observe or perform the Preference Shareholder's obligations under these Preference Share Terms including, but not limited to, accepting any buy-back offer or exercising voting power in relation to any consent or approval required for Redemption or, Conversion or Resale.

The power of attorney given in this clause 3.83.11 is given for valuable consideration and to secure the performance by the Preference Shareholder of the Preference Shareholder's obligations under these Preference Share Terms and is irrevocable.

3.12 3.9 On-market buy-backs

Subject to APRA's prior written approval (if approval is then required), IAG may buy back Preference Shares at any time and at any price by an on-market buy-back.

3.13 3.10 Notice of Acquisition Event

IAG must notify Preference Shareholders of the occurrence of an Acquisition Event by sending a notice of the Acquisition Event to Preference Shareholders and by announcement to ASX as soon as practicable after becoming aware of that event. (a notice sent to Preference Shareholders concerning an Acquisition Event, an **Acquisition Event Notice**).

An Acquisition Event Notice given under clause 6.2 of the RES Terms is taken to be an Acquisition Event Notice for the purpose of this clause 3.13.

3.14 Preference Shareholder Conversion Notices are irrevocable

A Preference Shareholder Conversion Notice is irrevocable once given. Once a Preference Shareholder has given a Preference Shareholder Conversion Notice, the Preference Shareholder must not deal with, transfer or dispose of or otherwise encumber Preference Shares that are the subject of the Preference Shareholder Conversion Notice, except in accordance with the Redemption, Resale or Conversion procedures.

3.15 Effect of Exchange Notice after Issuer Notice or RES Holder Conversion Notice

Where an Exchange Notice specifying the details listed in clause 8.4(b) of the RES Terms was given in respect of a RES (or taken to have been given) after an Issuer Notice or RES Holder Conversion Notice was given in respect of that RES:

(a) the Preference Share issued in respect of that RES will be automatically Converted, Redeemed or Resold on the Preference Share Exchange Date, as specified in the Exchange Notice which is given or deemed to be given under clause 8.2 of the RES Terms; and

(b) where a RES Holder Conversion Notice was given in respect of RES, the Preference Shareholder must not deal with, transfer or dispose or otherwise encumber the Preference Shares issued upon an Exchange of the RES except in accordance with Redemption, Resale or Conversion procedures.

3.16 Appointment of Nominated Purchaser in connection with Resale

IAG must appoint one or more Nominated Purchasers for a Resale on such terms as may be agreed between IAG and the relevant Nominated Purchaser. If IAG appoints more than one Nominated Purchaser, all or any of the Preference Shares held by a Preference Shareholder which are being Resold may be purchased by any one or any combination of the Nominated Purchasers, as determined by IAG.

The obligation of a Nominated Purchaser to pay the aggregate Resale Price on the Preference Share Exchange Date may be subject to conditions.

IAG will reasonably endeavour, in light of the circumstances then existing, to minimise the conditionality of a Nominated Purchaser's obligation to pay the aggregate Resale Price but gives no assurance as to the existence or details of any such conditions.

IAG may additionally appoint one or more underwriters in connection with a Resale (subject to the requirements of clause 3.17) and such underwriter may be substituted as a "Nominated Purchaser" for the purposes of these Preference Share Terms if and when required by the terms of their appointment.

3.17 Identity of Nominated Purchaser

IAG may only appoint a person as a Nominated Purchaser if that person:

(a) has undertaken on such terms and subject to such conditions as IAG reasonably determines for the benefit of each Preference Shareholder to acquire the relevant number of Preference Shares from the Preference Shareholder for the Resale Price on the Preference Share Exchange Date;

(b) has a long term counterparty credit rating from S&P of not less than the rating assigned to Preference Shares at that time; and

(c) is not an IAG Entity (unless otherwise approved in writing by APRA).

3.18 Irrevocable offer to sell Preference Shares

Each Preference Share Holder is taken irrevocably to offer to sell each Preference Share the subject of a Resale to the relevant Nominated Purchaser on the Preference Share Exchange Date for a cash amount equal to the Resale Price.

3.19 Resale Price

The Resale Price for each Preference Share is $100.

3.20 Effect of Resale

On the Preference Share Exchange Date, subject to payment by the relevant Nominated Purchaser of the aggregate Resale Price to the Preference Shareholders for Preference Shares which the Nominated Purchaser is purchasing, all right, title and interest in such Preference Shares (excluding the right to any Dividend payable on that date) will be transferred to that Nominated Purchaser and the Preference Shareholder who sold the Preference Shares will be treated as the Preference Shareholder of the Preference Shares for the purposes of any Dividend which may be payable on that Preference Share Exchange Date.

3.21 Preference Share Terms after Resale

If Preference Shares are Resold in accordance with these Preference Share Terms, unless otherwise agreed between IAG and the Nominated Purchaser with the prior written approval of APRA, these Preference Share Terms will apply in all respects to Preference Shares held by the Nominated Purchaser on and from the Preference Share Exchange Date (including that Preference Shares will Convert or be Redeemed in accordance with these Preference Share Terms).

Notwithstanding any other provision of these Preference Share Terms, after Preference Shares have been Resold, any provision of these Preference Share Terms as it relates to Preference Shares held by the Nominated Purchaser (including without limitation any term relating to Conversion) may be amended by agreement between the Nominated Purchaser and IAG without the consent of any other Preference Shareholder but with the prior written approval of APRA.

For the purposes of any such amendment, Preference Shares held by:

(a) any Nominated Purchaser whose Preference Shares are subject to such amendment (a **Relevant Nominated Purchaser**); and

(b) other Preference Shareholders (including other Nominated Purchasers whose Preference Shares are not subject to such amendment),

shall be treated as though they were separate classes of security, so that, without limitation, where Preference Shares are held by a person other than the Relevant Nominated Purchaser, then:

(i) amendments may be made to Preference Shares held by the Relevant Nominated Purchaser; and

(ii) Preference Shares held by the Relevant Nominated Purchaser can be Redeemed or Converted,

in each case without the consent of or consideration for the interests of any Preference Shareholders other than the Relevant Nominated Purchaser and without any corresponding amendment, Redemption or Conversion (as the case may be) to Preference Shares held by other Preference Shareholders. Any Preference Shares so amended may not be sold or otherwise transferred to any person other than a Nominated Purchaser.

Preference Shareholders, by virtue of holding Preference Shares, are taken to have consented to any division of Preference Shares into separate classes achieved under this clause 3.21.

3.22 Effect of failure by a Nominated Purchaser to pay

If a Nominated Purchaser does not pay the Resale Price to the Preference Shareholders on the Preference Share Exchange Date (a **Defaulting Nominated Purchaser**) (whether as a result of a condition to purchase not being satisfied or otherwise):

(a) the Preference Share Exchange Notice as it relates to Preference Shares referable to the Defaulting Nominated Purchaser will be void;

(b) those Preference Shares will not be transferred to the Defaulting Nominated Purchaser;

(c) those Preference Shares will not Convert, be Redeemed or Resold despite the Preference Shareholder Conversion Notice or the Preference Share Exchange Notice which initiated the Resale;

(d) the Preference Shareholder will continue to hold those Preference Shares until otherwise Redeemed, Converted, Exchanged or Resold in accordance with these Preference Share Terms; and

(e) IAG:

(i) must Convert, Redeem (subject to the prior written approval of APRA) or Resell those Preference Shares (in any combination) where a Preference Shareholder Conversion Notice has been given in respect of the Preference Shares referable to the Defaulting Nominated Purchaser or where clause 3.15 applies and a RES Holder Conversion Notice was given in respect of RES which have been Exchanged into Preference Shares; or

(ii) in any other case may, without prejudice to any other rights of IAG under these terms to elect a Conversion, Redemption or Resale, elect to Convert, Redeem (subject to the prior written approval of APRA) or Resell (in any combination) all (but not some) Preference Shares referable to the Defaulting Nominated Purchaser,

on a date no later than 45 Business Days after the Preference Share Exchange Date on which Resale was scheduled to occur by giving notice specifying a date to serve as a Preference Share Exchange Date, such notice to be given at least 25 Business Days prior to the rescheduled Preference Share Exchange Date. If on a rescheduled Preference Share Exchange Date, a Nominated Purchaser does not pay the Resale Price as contemplated by this clause 3.22 (including where there is a prior application of this clause), this clause 3.22 shall reapply.

4 Reset provisions

4.1 Reset of distribution provisions

Subject to clauses 4.2 and 4.3, IAG may on a Reset Date change either or both of:

(a) the next Reset Date; and

(b) the Preference Share Margin for all Dividend Periods commencing on and after that Reset Date.

These new terms will apply from (and including) the relevant Reset Date until (but not including) the next Reset Date. Any change made by IAG under this clause 4.1 must be notified according to clause 4.3 (**Reset Notice**).

4.2 Limitations on reset

Unless otherwise approved by APRA in writing, any variation in the terms as specified in the Reset Notice will be subject to the following:

(a) the next Reset Date must be ten years from the immediately preceding Reset Date; and

(b) the Preference Share Margin as specified in the Reset Notice must not exceed the least of:

(i) the Preference Share Margin that applied on the previous Reset Date (or RES Margin on that Reset Date if the Preference Shares were not on issue at that time) plus 2.00% per annum;

(ii) 6.00% per annum; and

(iii) $4.00\% \text{ per annum} \times \dfrac{(FR - FRG)}{(FP - FPG)}$

where:

FR is the Fair Market Yield for 'A' rated seven year AUD corporate securities on the Business Day immediately prior to the day on which the Reset Notice is despatched;

FP is the Fair Market Yield for 'A' rated seven year AUD corporate securities on the Amendment Date;

FRG is the Fair Market Yield for Australian government seven year AUD securities on the Business Day immediately prior to the day on which the Reset Notice is despatched; and

FPG is the Fair Market Yield for Australian government seven year AUD securities on the Amendment Date; and

(c) the Preference Share Margin may not be reset where IAG's Credit Rating on the day the Reset Notice is despatched is less than IAG's Credit Rating on the Amendment Date.

FOR INFORMATION ONLY: APRA has advised IAG that as of the Amendment Date, while the Preference Shares remain Tier 1 Capital or Tier 2 Capital of the Group, its policy is not to approve any reset of the Preference Share Margin or the Reset Date other than in accordance with the above prescribed limitations. IAG has no control over APRA's policies.

4.3 Notification

(a) Subject to clause 4.4, for a change made under clause 4.1 to be effective, the Reset Notice must be sent to the Preference Shareholder no later than 50 Business Days before the relevant Reset Date.

(b) Subject to clause 4.4, if IAG does not send a Reset Notice, the terms applying at the relevant Reset Date will continue. In this case, the next Reset Date will be such that the period to the next Reset Date is ten years (in the case of the first Reset Date) or the same period as measured from the immediately preceding Reset Date (in any other case) until the relevant Reset Date.

4.4 Carry-over of RES Reset Notice

If a Reset Notice has been given under the RES Terms but the relevant Reset Date had not occurred as of the Preference Share Issue Date then the Reset Notice given under the RES Terms is deemed to be the Reset Notice for the purposes of these Preference Share Terms and treated as if it was given under these Preference Share Terms on the day it was given under the RES Terms.

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5 ~~4~~ Preference Shares general rights

5.1 ~~4.1~~ Ranking

Preference Shares rank equally among themselves and with RPS1 ~~and RPS2~~ in all respects and are subordinated to any ~~depositors and creditors of IAG. The issue of any other preference shares or the conversion of any existing shares into preference shares which rank in priority to Preference Shares in respect of dividends or return of capital on a winding up constitutes an alteration of the rights attached to Preference Shares and must not occur without the approval of a Special Resolution.~~ present and future policy holders and creditors of IAG. IAG reserves the right to issue further Preference Shares or preference shares, or permit the conversion of shares to preference shares, which rank equally with ~~or~~, behind or in priority to existing Preference Shares, whether in respect of dividends, return of capital on a winding-up or otherwise. Such an issue does not constitute a variation or cancellation of the rights attached to the then existing Preference Shares.

5.2 ~~4.2~~ Preferential dividend

Preference Shares rank in priority to Ordinary Shares for the payment of dividends.

5.3 ~~4.3~~ Calculations of payments

All calculations of payments will be rounded to four decimal places. For the purposes of making any payment in respect of a Preference Shareholder's aggregate holding of Preference Shares, any fraction of a cent will be disregarded.

5.4 ~~4.4~~ No set-off

~~Any amount due to a~~Neither the Preference Shareholder ~~in respect of Preference Shares may not be set off~~nor IAG has any right to set off any amounts owing by it to the other against any claims owing by ~~IAG on the Preference Shareholder~~the other to it.

5.5 ~~4.5~~ Return of capital

If there is a return of capital on a winding-up of IAG, Preference Shareholders will be entitled to receive out of the assets of IAG available for distribution to Preference Shareholders, in respect of each Preference Share held, an amount of cash (**Liquidation Sum**) equal to the sum of:

(a) the amount of any Dividend (including any Optional Dividend) determined to be paid but unpaid; and

(b) ~~the Preference Share Issue Price,~~ $100.

before any return of capital is made to Ordinary Shareholders or any other class of shares ranking behind Preference Shares.

5.6 ~~4.6~~ Shortfall on winding-up

If, upon a return of capital on a winding-up of IAG, there are insufficient funds to pay in full the Liquidation Sum and the amounts payable in respect of any other shares in IAG ranking equally with Preference Shares on a winding-up of IAG, Preference Shareholders and the holders of any such other shares will share in any distribution of assets of IAG in proportion to the amounts to which they are entitled respectively.

5.7 ~~4.7~~ No participation in surplus assets

Preference Shares do not confer on their Preference Shareholders any further right to participate in the surplus assets of IAG on a winding-up beyond payment of the Liquidation Sum.

~~**4.8 Takeover bids and schemes of arrangement**~~

~~If a takeover bid is made for Ordinary Shares, acceptance of which is recommended by the IAG Directors, or the IAG Directors recommend a scheme of arrangement in respect of the Ordinary Shares which takeover bid or scheme would result in a person other than IAG having a relevant interest in more than 50% of Ordinary Shares that will be on issue after the takeover or scheme of arrangement is implemented, the IAG Directors will use reasonable endeavours to procure that equivalent takeover offers are made to Preference Shareholders or that they are entitled to participate in the scheme of arrangement or a similar transaction.~~

5.8 ~~4.9~~ No other rights

Preference Shares do not confer on Preference Shareholders any right to participate in profits or property of IAG except as set out in these Preference Share Terms.

Preference Shares do not confer on Preference Shareholders any right to subscribe for new securities in IAG or to participate in any bonus issues of shares in IAG's capital.

6 ~~5~~ Voting rights

Preference Shareholders will not be entitled to vote at any general meeting of IAG except in the following circumstances:

(a) on a proposal:

(i) to reduce the capital of IAG;

(ii) that affects rights attached to Preference Shares;

(iii) to wind up IAG; or

(iv) for the disposal of the whole of the property, business and undertaking of IAG;

(b) on a resolution to approve the terms of a buy-back agreement other than a resolution to approve a Redemption;

(c) during a period in which a Dividend or part of a Dividend is in arrears; or

(d) during the winding-up of IAG.

Each Preference Shareholder who has a right to vote on a resolution is entitled to the number of votes specified in Article 11.23 of IAG's constitution (or any provision or provisions that revise or replace that Article).

7 ~~6~~ Notice and reports

Each Preference Shareholder is entitled to receive notice of any general meeting of IAG and a copy of every circular and like document sent out by IAG to Ordinary Shareholders and to attend and speak at general meetings of IAG.

C AMENDED PREFERENCE SHARE TERMS

8 Quotation on ASX and Foreign Preference Shareholders

8.1 7 Quotation on ASX

IAG must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure, at its own expense, quotation of Preference Shares on ASX.

8.2 Foreign Preference Shareholders

Where Preference Shares held by a Foreign Preference Shareholder are to be Converted, unless IAG is satisfied that the laws of the Foreign Preference Shareholder's country of residence (as shown in the register of Preference Shares and Preference Shareholders) permit the issue of Ordinary Shares to the Foreign Preference Shareholder (but as to which IAG is not bound to enquire), either unconditionally or after compliance with conditions which IAG in its absolute discretion regards as acceptable and not unduly onerous, the Ordinary Shares which the Foreign Preference Shareholder is obliged to accept will be issued to a nominee who will sell those Ordinary Shares and pay a cash amount equal to the net proceeds received, after deducting any applicable brokerage, stamp duty and other taxes and charges, to that Foreign Preference Shareholder.

9 8 Amendment of these Preference Share Terms

9.1 8.1 Amendment without consent

Subject to complying with all applicable laws and with APRA's prior written approval (if approval is then required), IAG may amend these Preference Share Terms:

(a) if IAG is of the opinion that the amendment is:

(i) of a formal, minor or technical nature;

(ii) made to cure any ambiguity or correct any manifest error;

(iii) expedient for the purpose of enabling the Preference Shares to be listed for quotation or to retain listing on any stock exchange or to be offered for, or subscription for, sale under the laws for the time being in force in any place and it is otherwise not considered by IAG to be materially prejudicial to the interests of Preference Shareholders as a whole; or

(iv) necessary to comply with the provisions of any statute or the requirements of any statutory authority;

(b) according to IAG's right in clause 3.73.10(e)(iii); or

(c) generally, in any case where such amendment is considered by IAG not to be materially prejudicial to the interests of Preference Shareholders as a whole; or

(d) in respect of any time period stated, required or permitted in connection with any notice required for a Redemption, Conversion or Resale.

9.2 8.2 Amendment with consent

Without limiting clause 8.1,9.1, IAG may, with APRA's prior written approval (if approval is then required), amend these Preference Share Terms if the amendment has been approved by a Special Resolution.

8.3 Meanings

In this clause 8, **amend** includes modify, cancel, alter or add to and **amendment** has a corresponding meaning.

9.3 Notification of Amendment to APRA

IAG will promptly notify APRA of any amendments made in accordance with this clause 9.

10 Governing law and jurisdiction

10.1 Governing law

These Preference Share Terms are governed by the law in force in the State of New South Wales, Australia.

10.2 Jurisdiction

IAG and each Preference Share Holder submits to the non-exclusive jurisdiction of the courts of the State of New South Wales, Australia for the purpose of any legal proceedings arising out of these Preference Share Terms.

11 9 Interpretation and definitions

11.1 9.1 Interpretation

(a) Unless the context otherwise requires, if there is any inconsistency between the provisions of these Preference Share Terms and IAG's constitution then, to the maximum extent permitted by law, the provisions of these Preference Share Terms will prevail.

(b) Unless otherwise specified, the IAG Directors may exercise all powers of IAG under these Preference Share Terms as are not, by the Corporations Act or by IAG's constitution, required to be exercised by IAG in general meeting.

(c) Notices may be given by IAG to a Preference Shareholder in the manner prescribed by IAG's constitution for the giving of notices to members of IAG and the relevant provisions of IAG's constitution apply with all necessary modification to notices to Preference Shareholders.

(d) Unless otherwise specified, a reference to a clause is a reference to a clause of these Preference Share Terms.

(e) If a calculation is required under these Preference Share Terms, unless the contrary intention is expressed, the calculation will be rounded to four decimal places.

(f) Definitions and interpretation under IAG's constitution will also apply to these Preference Share Terms unless the contrary intention is expressed.

~~(g) Any provisions which refer to the requirements of APRA or any other prudential regulatory requirements will apply to IAG only if IAG is an entity, or the holding company of an entity, subject to regulation and supervision by APRA at the relevant time.~~

(g) ~~(h)~~ The terms takeover bid, relevant interest, scheme of arrangement, buy-back, related body corporate and on-market buy-back when used in these Preference Share Terms have the meaning given in the Corporations Act.

(h) ~~(i)~~ Headings and boldings are for convenience only and do not affect the interpretation of these Preference Share Terms.

(i) ~~(j)~~ The singular includes the plural and vice versa.

(j) ~~(k)~~ A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(k) ~~(l)~~ If an event under these Preference Share Terms must occur on a stipulated day which is not a Business Day, then the stipulated day will be taken to be the next Business Day.

(l) ~~(m)~~ A reference to dollars, AUD, A$, $ or cents is a reference to the lawful currency of Australia.

(m) ~~(n)~~ Calculations, elections and determinations made by IAG under these Preference Share Terms are binding on Preference Shareholders in the absence of manifest error.

(n) Any reference to any requirements of APRA or any other prudential regulatory requirements in these Preference Share Terms will apply or be operative with respect to IAG only if IAG is an entity, or the holding company of an entity, or is a direct or indirect subsidiary of a holding company, which is subject to regulation and supervision by APRA at the relevant time.

(o) Any requirement for APRA's consent or approval in any provision of these Preference Share Terms will apply only if APRA requires that such consent or approval be given at the relevant time. *FOR INFORMATION ONLY: It is noted, however, that APRA has advised IAG that as at the Amendment Date, while the Preference Shares remain Tier 1 Capital or Tier 2 Capital of the Group, its policy is to not waive any requirement for its consent or approval. IAG has no control over APRA's policies.*

(p) Unless otherwise specified, a reference to a notice being given either under the RES Terms or these Preference Share Terms includes any notice which is deemed or taken to be given under the RES Terms or these Preference Share Terms.

(q) Where IAG is required to give or serve a notice by a certain date under these Preference Share Terms, IAG is required to despatch the notice by that date (including at IAG's discretion, by posting or lodging notices with a mail house) and delivery or receipt (or deemed delivery) is permitted to occur after that date.

(r) Where a Preference Shareholder is required to give or deliver a notice to IAG by a certain date under these Preference Share Terms, the notice must be received by IAG by that date.

11.2 ~~9.2~~ Definitions for Preference Share Terms

Acquisition Event means:

(a) a takeover bid is made to acquire all or some Ordinary Shares and the offer is, or becomes, unconditional and:

(i) the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue; or

(ii) the IAG Directors issue a statement ~~recommending~~that at least a majority of its directors who are eligible to do so recommend acceptance of the offer (which may be stated to be in the absence of a higher offer); or

(b) a court approves a scheme of arrangement which, when implemented, will result in a person other than IAG having a relevant interest in more than 50% of the Ordinary Shares,

and all regulatory approvals necessary for the acquisition to occur have been obtained.

Acquisition Event Notice means a notice given (or taken to be given) by IAG in accordance with clause 3.13.

amend includes modify, cancel, alter or add to and **amendment** has a corresponding meaning.

Amendment Date means 15 December 2009, the date on which the amendment of RES was effective.

APRA means the Australian Prudential Regulation Authority (ABN 79 635 582 658) or any successor body responsible for prudential regulation of IAG or the Group.

APRA Condition means, with respect to a Dividend on a Dividend Payment Date or an Optional Dividend:

(a) unless APRA otherwise approves in writing:

(i) paying the Dividend or the Optional Dividend on the payment date would result in the Minimum Capital Requirement of the Group on a Level 2 basis not complying with APRA's then current capital adequacy standards as they are applied to the Group on a Level 2 basis at the time; or

(ii) the Dividend or the Optional Dividend on the payment date would exceed Distributable Profits as at the Record Date for the Dividend or the Optional Dividend;

(b) making the Dividend or the Optional Dividend would result in IAG becoming, or becoming likely to become, insolvent for the purposes of the Corporations Act; or

(c) APRA objecting to the Dividend or the Optional Dividend being made on the payment date.

ASX means ~~Australian Stock Exchange~~ASX Limited (ABN 98 008 624 691).

ASX Listing Rules means the listing rules of ASX with any modifications or waivers in their application to IAG, which ASX may grant.

ASX Market Rules means the market rules of ASX.

Bank Bill Rate has the meaning given in clause 2.1.

Business Day means a business day as defined in the ASX Listing Rules.

Collection of Data Act means the Financial Sector (Collection of Data) Act 2001 (Cwlth).

Conversion has the meaning given in clause 3.1(b) and **Convert** and **Converted** have corresponding meanings.

Conversion Number has the meaning given in clause ~~3.7~~3.10(b).

Core Operating Companies means the IAG Entities identified by S&P as core operating companies from time to time for the purpose of assigning IAG's Credit Rating and which are, as at the Amendment Date: Insurance Australia Limited, CGU Insurance Limited, IAG New Zealand Limited, Swann Insurance (Aust) Pty Limited and IAG Re Australia Limited.

Corporations Act means the Corporations Act 2001 (Cwlth).

Designated Agent means any agent of IAG who is designated for the purposes of the Preference Shares and who may hold an Australian Financial Services Licence which is relevant for the purposes of the Preference Shares.

Distributable Profits means the Group's after-tax earnings determined in a manner consistent with the Group's prudential reporting to APRA under the Collection of Data Act (but determined before any interest, dividends or distributions paid or payable by a member of the Group on its Tier 1 Capital or Upper Tier 2 Capital) for the last two six monthly periods for which the Group was required to submit semi-annual returns according to reporting standards made under the Collection of Data Act less the aggregate amount of interest, dividends or other distributions paid or payable by a member of the Group on its Tier 1 Capital or Upper Tier 2 Capital (including any Dividend) but not including a dividend or distribution paid or payable to a member of the Group by another member of the Group) in the 12 month period up to and including the relevant Dividend Payment Date.

Dividend has the meaning given in clause 2.1.

Dividend Payment Date has the meaning given in clause 2.5 whether or not a Dividend is paid on that date.

Dividend Period means in respect of:

(a) the first Dividend Period, the period from (and including) the Preference Share Issue Date until (but not including) the first Dividend Payment Date following the Preference Share Issue Date; and

(b) each subsequent Dividend Period, the period from (and including) the preceding Dividend Payment Date until (but not including) the next Dividend Payment Date.

Dividend Rate has the meaning given in clause 2.1.

Exchange and **Exchanged** each have the meaning given in the RES Terms.

Exchange Notice has the meaning given in the RES Terms.

Fair Market Yield means in respect of a security on any day:

(a) the yield applicable to a security of the relevant class of issuer, rating (if applicable) and tenor (the "**relevant security**") as displayed at or about 10:00am Sydney time on Bloomberg page FMC (or any successor page); or

(b) if that yield is not available at that time, the yield in respect of the relevant security determined by IAG in its absolute discretion as the arithmetic mean of the yields quoted to it for the relevant security on or about 10:00am Sydney time by three leading dealers in the relevant security as selected by IAG.

Foreign Preference Shareholder means a Preference Shareholder whose address in IAG's register is a place outside Australia.

Franking Rate (expressed as a decimal) means the franking percentage (within the meaning of Part 3-6 of the Tax Act or any provisions that revise or replace that Part) applicable to the franking account of IAG at the relevant Dividend Payment Date.

C AMENDED PREFERENCE SHARE TERMS

Group means ~~IAG and its controlled entities~~each IAG Entity which is treated by APRA as forming the Level 2 group of IAG.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923).

IAG Directors means some or all of the directors of IAG acting as a board.

IAG Entity means IAG and each of its related bodies corporate.

IAG's Credit Rating means the insurance financial strength rating of the Group's Core Operating Companies, as published by S&P, which as of the Amendment Date is AA-.

Innovative Tier 1 Capital has the meaning given by APRA from time to time.

Interest Payment has the meaning given in the RES Terms.

Interest Payment Date has the meaning given in the RES Terms.

Issuer Notice has the meaning given in the RES Terms.

Level 2 means a Level 2 insurance group as defined by APRA from time to time.

Liquidation Sum has the meaning given in clause ~~4.5.~~5.5.

Minimum Capital Requirement means that requirement as defined by APRA from time to time, or any successor requirement as designated by APRA.

Nominated Purchaser means a person appointed according to clause 3.16.

Optional Dividend has the meaning given in clause 2.8(f).

Ordinary Share means a fully paid ordinary share in the capital of IAG.

Ordinary Shareholder means a person whose name is registered as the holder of an Ordinary Share.

Potential Acquisition Event means:

(a) an event within paragraph (a) of the definition of Acquisition Event occurs (without the need that all regulatory approvals necessary for the acquisition to occur have been obtained); or

(b) a court orders the holding of meetings to approve a scheme of arrangement under Part 5.1 of the Corporations Act and the scheme would result in a person having a relevant interest in more than 50% of the Ordinary Shares that will be on issue after the scheme is implemented.

Preference Share has the meaning given in clause 1(a).

Preference Share Conversion Discount has the meaning given in clause ~~3.7~~3.10(b).

Preference Share Exchange Date has the meaning given in clause ~~3.4(d).~~3.7 or 3.22.

Preference Share Exchange Notice has the meaning given in clause ~~3.3.~~3.5.

Preference Share Exchange Notice (Acquisition) has the meaning given in clause 3.5(c).

Preference Share Exchange Notice (Clean Up) has the meaning given in clause 3.5(b).

Preference Share Exchange Notice (Regulatory or Tax Event) has the meaning given in clause 3.5(a).

Preference Share Exchange Notice (Reset) has the meaning given in clause 3.5(d).

Preference Share Initial Margin has the meaning given in clause 2.1.

Preference Share Issue Date has the meaning given in clause 1(c).

~~**Preference Share Issue Price** has the meaning given in clause 1(b).~~

Preference Share Margin has the meaning given in clause 2.1.

Preference Share Terms means these terms of issue of Preference Shares.

Preference Shareholder means a person whose name is registered as the holder of a Preference Share.

Preference Shareholder Conversion Notice has the meaning given in clause 3.2.

Preference Shareholder Conversion Notice (Acquisition) has the meaning given in clause 3.2(b).

Preference Shareholder Conversion Notice (Reset) has the meaning given in clause 3.2(a).

Record Date means for payment of:

(a) a Dividend, the date which is ~~11 Business Days~~seven calendar days before the Dividend Payment Date for that Dividend (or, in the case of the first Dividend Payment Date, if the Preference Share Issue Date is less than ~~11 Business Days~~seven calendar days before the first Dividend Payment Date, the Preference Share Issue Date); and

(b) an Optional Dividend, the date prior to the payment of the Optional Dividend that is determined by the IAG Directors,

or such other date as may be required by ASX.

Redemption has the meaning given in clause 3.1(a) and **Redeem** and **Redeemed** have corresponding meanings.

Regulatory Event means:

(a) the receipt by IAG of an opinion from a reputable legal counsel that, as a result of any amendment to, clarification of or change (including any announcement of a prospective change) in, any law or regulation affecting securities laws of Australia or any official administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations which amendment, clarification or change is effective, or pronouncement, action or decision is announced, on or after the ~~Preference Share Issue~~Amendment Date, additional requirements would be imposed on IAG which the IAG Directors determine at their absolute discretion, to be unacceptable; or

(b) the determination by the IAG Directors that IAG is not or will not be entitled to treat all Preference Shares ~~as Tier 1 Capital.~~:

   (i) as Innovative Tier 1 Capital except where the reason the Group is not or will not be entitled to treat all Preference Shares as Innovative Tier 1 Capital is because the Group has exceeded a limit on Innovative Tier 1 Capital which was in effect on the Amendment Date; or

   (ii) as Upper Tier 2 Capital, to the extent the Group is not entitled to treat all Preference Shares as Innovative Tier 1 Capital because the Group has exceeded a limit on Innovative Tier 1 Capital which was in effect on the Amendment Date, except where the reason the Group is not or will not be entitled to treat all such Preference Shares as Upper Tier 2 Capital is because the Group has exceeded a limit on Upper Tier 2 Capital which was in effect on the Amendment Date.

RES means perpetual reset exchangeable securities that are redeemable for cash, convertible into Ordinary Shares and exchangeable into Preference Shares and issued by IAG Finance (New Zealand) Limited (ABN 97 111 268 243) according to the RES Terms.

RES Holder has the meaning given in the RES Terms.

RES Holder Conversion Notice has the meaning given in the RES Terms.

RES Terms means the terms of issue of RES (as amended and restated on the Amendment Date) contained in schedule 1 to the Trust Deed.

Resale has the meaning given in clause 3.1(c) and **Resell** and **Resold** have corresponding meanings.

Resale Mechanics means the mechanics for Resale described in clauses 3.16 through to 3.22 (inclusive).

Resale Price has the meaning given in clause 3.19.

C AMENDED PREFERENCE SHARE TERMS

Reset Date means, for the first Reset Date, 16 December 2019 (or if that date is not a Business Day, the next succeeding Business Day) and each subsequent Reset Date will occur on the first Business Day ten years from the immediately preceding Reset Date unless changed according to clause 4.

Reset Notice has the meaning given in clause 4.1.

RPS1 means the reset preference shares issued by IAG according to the terms of issue set out in appendix A of the prospectus dated 6 May 2002.

~~**RPS2** means the reset preference shares issued by IAG according to the terms of issue set out in appendix A of the prospectus dated 20 May 2003.~~

S&P means Standard & Poor's (Australia) Pty. Ltd. (ABN 62 007 324 852).

Special Resolution means a resolution passed at a meeting of Preference Shareholders by a majority of at least 75% of the votes validly cast by Preference Shareholders in person or by proxy and entitled to vote on the resolution.

~~**Step-Up Date** means the first Dividend Payment Date on or after the ten year anniversary of the Preference Share Issue Date.~~

Tax Act means:

(a) the Income Tax Assessment Act 1936 (Cwlth) or the Income Tax Assessment Act 1997 (Cwlth) as the case may be and a reference to any section of the Income Tax Assessment Act 1936 (Cwlth) includes a reference to that section as rewritten in the Income Tax Assessment Act 1997 (Cwlth); and

(b) any other Act setting the rate of income tax payable and any regulation promulgated under it.

Tax Event means the receipt by IAG of an opinion from a reputable legal counsel or other tax adviser in Australia, experienced in such matters to the effect that, as a result of:

(a) any amendment to, clarification of, or change (including any announced prospective change), in the laws or treaties or any regulations of Australia or any political subdivision or taxing authority of Australia affecting taxation;

(b) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) (**Administrative Action**); or

(c) any amendment to, clarification of, or change in, an Administrative Action that provides for a position that differs from the current generally accepted position,

in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known, which amendment, clarification, change or Administrative Action is effective, or such pronouncement or decision is announced, on or after the Preference Share Issue Date, there is more than an insubstantial risk that IAG would be exposed to more than a de minimis increase in its costs (having regard to any tax deductions available to IAG and the ability of IAG to frank Dividends) in relation to Preference Shares.

Tier 1 Capital ~~means the core capital of IAG (on a solo basis if relevant) or the Group (on a consolidated basis) in each case, as defined by APRA~~has the meaning given by APRA from time to time.

Tier ~~1~~2 Capital ~~Ratio~~ ~~means~~has the ~~ratio so described~~meaning given by APRA from time to time.

~~**Total Capital Adequacy Ratio** means the ratio so described by APRA.~~

Trust Deed means the trust deed initially executed by IAG Finance (New Zealand) Limited (ABN 97 111 268 243), IAG, IAG Portfolio Limited (ABN 38 111 769 843) and Trust Company Fiduciary Services Limited (ABN 21 000 000 993) (formerly known as Permanent Trustee Company Limited ~~(ABN 21 000 000 993)~~) on or around 20 November ~~2004.~~2004 and amended and restated on or around the Amendment Date.

Upper Tier 2 Capital has the meaning given by APRA from time to time.

VWAP means, subject to any adjustments under clause ~~3.7~~3.10(e), the average of the daily volume weighted average sale prices (rounded to the nearest full cent) of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any transaction"Crossing" transacted outside the "Open Session State" or any "Special Crossing" transacted at any time, each as is defined in the ASX Market Rules as "special" crossings prior to the commencement of normal trading, crossings during the after hours adjust phase, crossings during the closing phase, overnight crossings, or any overseas trades or trades pursuant to the exercise of options over Ordinary Shares.

VWAP Period means the period of 20 Business Days on which trading in Ordinary Shares took place immediately preceding the relevant Preference Share Exchange Date.

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CORPORATE DIRECTORY

IAG Finance (New Zealand) Limited
Level 26, 388 George Street
Sydney NSW 2000

IAG Finance (New Zealand) Limited
New Zealand branch
NZI Centre
Level 1, 1 Fanshawe Street
Auckland New Zealand

The Issuer is a wholly-owned subsidiary of
Insurance Australia Group Limited
Level 26, 388 George Street
Sydney NSW 2000

RES Information Line on 1300 666 635 if calling from within Australia, +61 3 9415 4210 from outside Australia, Monday to Friday (8.30am–5.30pm)